As filed with the Securities and Exchange Commission on May 3, 2024.
No. 333-278739

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 2
TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Games Global Limited
(Exact name of registrant as specified in its charter)
Isle of Man (State or other jurisdiction of incorporation or organization)	7999 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer Identification No.)
62 Circular Road
Douglas
Isle of Man IM1 1AE
Tel: +44 1624 727515
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Games Global USA Inc.
1515 S. Federal Hwy Suite 407
Boca Raton, FL 33432
United States
Tel: (954) 281-3661
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Justin Stock David Peinsipp Courtney T. Thorne Trey Reilly Cooley LLP 22 Bishopsgate London, EC2N 4BQ United Kingdom Tel: +44 (0) 20 7583-4055	Simcocks Advocates Limited Ridgeway House Ridgeway Street Douglas Isle of Man IM1 1EL Tel: +44 (0) 16 2469-0300	Marc D. Jaffe Ian D. Schuman Jennifer M. Gascoyne Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 United States Tel: (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information contained in this preliminary prospectus is not complete and may be changed. We and the selling shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and neither we nor the selling shareholder are soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion, dated May 3, 2024
Preliminary prospectus
14,500,000 Shares
Ordinary shares
This is an initial public offering of ordinary shares of Games Global Limited. We are offering 6,000,000 ordinary shares and the selling shareholder identified in this prospectus is offering an additional 8,500,000 ordinary shares. We will not receive proceeds from the sale of ordinary shares by the selling shareholder.
Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price is expected to be between $16.00 and $19.00 per share. We have applied to list our ordinary shares on the New York Stock Exchange under the symbol “GGL.”
We are an “emerging growth company” and a “foreign private issuer” as defined under the Securities and Exchange Commission rules and will be subject to reduced public company reporting requirements for this prospectus and future filings. We are also a “controlled company” as defined under the rules of the New York Stock Exchange, and therefore are permitted to elect not to comply with certain corporate governance requirements thereunder. See “Prospectus Summary — Implications of Being an Emerging Growth Company,” “Prospectus Summary — Implications of Being a Foreign Private Issuer” and “Prospectus Summary — Implications of Being a Controlled Company.”
	Per ordinary share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling shareholder	$	$

(1)
See “Underwriting” for a description of the compensation payable to the underwriters.

The selling shareholder identified in this prospectus has granted the underwriters an option to purchase up to 2,175,000 additional ordinary shares at the initial public offering price, less underwriting discounts and commissions, for a period of 30 days following the date of this prospectus. We will not receive proceeds from the sale of ordinary shares by the selling shareholder upon any exercise of such option.
Our business and an investment in our ordinary shares involve a high degree of risk. See “Risk Factors” beginning on page 27 of this prospectus to read about factors you should consider before buying our ordinary shares.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the ordinary shares to purchasers on          , 2024.
J.P. Morgan	Jefferies	Macquarie Capital
Barclays	BTIG
          , 2024

You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus we may authorize to be delivered or made available to you. Neither we, the selling shareholder nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, the selling shareholder nor any of the underwriters take responsibility for, or can provide any assurance as to the reliability of, any other information that others may give you. We, the selling shareholder and the underwriters are offering to sell, and seeking offers to buy, our ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any applicable free writing prospectus or of any sale of our ordinary shares.
For investors outside the United States: neither we, the selling shareholder nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any applicable free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus or

i

any applicable free writing prospectus must inform themselves about, and observe any restrictions relating to, this offering of our ordinary shares and the distribution of this prospectus and any applicable free writing prospectus outside of the United States.
We were incorporated in the Isle of Man on July 8, 2021 under the Isle of Man Companies Act 2006, and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the Securities and Exchange Commission (“SEC”), we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
We were incorporated on July 8, 2021 by Fusion Holdings Limited (“Fusion”), a private limited company incorporated in the Isle of Man, pursuant to a carve-out of Fusion’s game development business. The methodology employed in the carve-out was the management approach, which allowed management to apportion the activity and financial position of Fusion’s game development division into the new Games Global Limited. Accordingly, the financial information for the periods prior to the date of our incorporation have been prepared on a “carve-out” basis to present the results of operations and the costs of doing business. The basis of preparation included in our consolidated and carve-out financial statements provides a detailed description of the treatment of historical transactions in the period prior to the date of our incorporation. See note 1 to our consolidated and combined financial statements included elsewhere in this prospectus.
Throughout this prospectus, unless otherwise indicated or the context otherwise requires, all references to “Games Global,” the “Company,” “the Group,” “we,” “our,” “ours,” “us,” “our company,” “our business” or similar terms refer to Games Global Limited and, where appropriate, our consolidated subsidiaries.
This prospectus includes our audited consolidated and combined financial statements as of and for the years ended March 31, 2023 and 2022, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). This prospectus also includes our unaudited condensed consolidated interim financial statements as of and for the nine months ended December 31, 2023 and 2022, which have been prepared in accordance with IFRS, as issued by the IASB.
This prospectus also includes the audited financial statements of MahiGaming LLC (“Mahi”) as of March 31, 2022 and 2021 and for the year ended March 31, 2022 and for the period from June 9, 2020 (date of inception) to March 31, 2021, together with the condensed unaudited interim financial statements of Mahi as of June 30, 2022 and 2021 and for the three month periods then ended, which have both been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).
This prospectus further includes the audited combined financial statements of Snowborn Games AB, JFTW Games Development AB, Spinplay Holdings Limited and Riversun Holdings Inc. (collectively, the “Velo Studios”) as of and for the years ended December 31, 2022 and 2021, which have been prepared in accordance with IFRS, as issued by the IASB.
Our consolidated and combined financial statements are presented in Euro and, unless otherwise stated, all monetary amounts are in Euro. The financial statements of Mahi are presented in U.S. dollar and, unless otherwise stated, all monetary amounts are in U.S. dollar. For the convenience of the reader, in this prospectus, unless otherwise indicated, translations from Euro into U.S. dollars were made at the rate of €1.00 to $1.1062, which was the rate in effect on December 29, 2023, the last business day prior to the fiscal quarter-end. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Euro at the dates indicated. All references in this prospectus to “$,” “U.S. dollar” and “dollar” mean U.S. dollar, and all references to “€,” “EUR” and “Euro” mean European Monetary Union Euro, unless otherwise noted.
The financial information set forth in this prospectus has been rounded for ease of presentation. In addition, percentages in tables may be calculated on the basis of such financial information prior to such rounding. As a result, percentages in tables may differ from the percentage that would be calculated based upon the rounded financial information presented or may not add up to 100%, and the totals of other numerical figures, including certain financial data, shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Financial information has been rounded to the nearest thousand in all cases, unless otherwise stated.
Unaudited Pro Forma Condensed Combined Financial Information
Our unaudited pro forma combined financial information (the “Pro Forma Financial Information”) includes the unaudited pro forma combined statement of profit or loss for the year ended March 31, 2023 to illustrate the effect of both the (i) acquisition of Mahi (the “Mahi Acquisition”) and (ii) the acquisition of the Velo Studios (the “Velo Studios Acquisition” and together with the Mahi Acquisition, the “Pro Forma

Transactions”), as if the Pro Forma Transactions had taken place on April 1, 2022, the beginning of our 2023 fiscal year for purposes of the pro forma statement of profit or loss. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.
Gross Gaming Revenue
Gross gaming revenue (“GGR”) is a key metric used by companies throughout the iGaming value chain to monitor their performance. GGR represents the total amount of money that players wager on a gaming platform or game (which players access through the websites of business-to-consumer iGaming companies (“iGaming operators”)), minus any winnings for the players (i.e., GGR is the net win for the iGaming operator). Our revenue is predominantly derived through revenue-share arrangements and determined as a percentage of the GGR earned by iGaming operators, through players playing our games on their sites. The mechanism by which our share of the revenue is calculated is set through our contractual agreements with our customers. Our share of revenue is equal to the GGR earned from the player, less applicable gaming taxes, bonuses and promotions and the customer’s contractual share of the revenue, plus a fee to us for supplying the revenue-generating game. We recognize usage-based fees when revenue usage occurs (i.e., when players play our games). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our Business Model” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Components of Results of Operations — Revenue” for additional information.
We automatically track GGR, which is an essential input for customer billing, through the interaction between the iGaming operator’s website and the games platform where we deploy our games that takes place every time a player plays one of our games. When a player accesses an iGaming operator’s website, the player’s account (e.g., registration and banking) information is stored and the player is offered a selection of games. If the player selects one of our games, this launches a game client, which runs through the operator website and requests content and services from our games platform. The games client provides the games platform with the IP address of the player, enabling us to authenticate that our game may be played in the territory where the player is located. Once we have authenticated this information, the game is downloaded, the player places a bet and the player plays the game on their browser via the game client. When a player finishes their session, the iGaming operator either retains the amount wagered or pays out winnings to the player, based on the outcome of the game. As a result of this operational activity, when a player selects one of our games to play, we receive several pieces of information on a pseudonymized basis, including: which game was selected; the IP address of the player and the territory in which it is registered; and the underlying components of GGR (the amount wagered and the amount paid out). This information is used for customer billing and regulatory compliance, but we also use this information to track the territory in which GGR arose and the specific games that produced GGR. The GGR generated by playing our games is what we refer to as our games’ “underlying GGR.”

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that may be important to you before deciding to invest in our ordinary shares, and we urge you to read this entire prospectus carefully, including the sections titled “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated and combined financial statements and related notes and other financial information and our unaudited condensed consolidated interim financial statements and related notes and other financial information, included elsewhere in this prospectus, before deciding to invest in our ordinary shares.
Overview
We are a leading developer, distributor and marketer of innovative online, casino-style gaming (“iGaming”) content and integrated business-to-business (“B2B”) solutions to iGaming operators in regulated markets globally based on the size of our studio network. Based on our analysis of publicly available data, including the websites, public statements and accounts of our competitors, we believe that we have one of the largest networks of exclusive iGaming content studios, measured by the number of studios that develop our games. Our 40 in-house and partnered studios with whom we have exclusive rights have established operating histories predating the formation of our company. These studios have developed more than 1,300 proprietary games over the past 20 years (including predating the formation of our company), all of which are now part of our portfolio of games. We are a key content provider to iGaming operators, supporting the rapidly growing consumption of iGaming content through a diverse portfolio of what we believe to be market-leading offerings. While slot games (including progressive variants of slot games) have historically represented, and continue to represent, the vast majority of our revenue, our product portfolio also includes table games (including progressive variants of table games), video poker, video bingo, game show games, crash games and live casino games.
We were incorporated in the Isle of Man on July 8, 2021, pursuant to a carve-out of the game development business of Fusion Holdings Limited, with the strategic vision of creating the largest and most innovative iGaming studio and distribution ecosystem in the world. To advance this vision, we strive to regularly develop and offer new branded game titles (each, a “game title”), creating multiple versions of each game title (each, a “game” or “game variant”) to enable each of our customers to select the game variant that best meets their commercial needs, including in relation to game mechanics (e.g., bet limits, volatility, multipliers), compliance with specific regulatory frameworks, return-to-player (“RTP”) percentages, application type (mobile or desktop) and other metrics that are important to iGaming operators. Each game variant we offer is individually certified and brought to market. Using our access to underlying operational data, we monitor and analyze the popularity of our games across the markets that our customers serve. Our technology allows us to identify the territory in which our games are being played and, as a result, we can track game play and our customers’ gross gaming revenue (“GGR”) arising from game play (which we refer to as our games’ “underlying GGR”) by territory. These data insights enable us to better understand our players and inform our market and product development strategies.
We have established positions in our existing markets in Europe and North America, based on our games’ underlying GGR. In December 2023, we had more than 7.3 million unique active players who collectively made €6.7 billion in wagers on our games across 8 billion paid spins (each spin, a “game round”) (compared to 5.3 million unique active players who collectively made €5.6 billion in wagers on our games across 5.6 billion paid game rounds in December 2022). In March 2024, following the expansion of our business into the United States, we had 8.8 million unique active players who collectively made €7.8 billion in wagers on our games across 9.1 billion paid game rounds. We released approximately 60 new game variants per month for game play in these jurisdictions during the nine months ended December 31, 2023 (compared to 33 new game variants per month during the nine months ended December 31, 2022) and offer some of the industry’s highest paying online progressive jackpots. While our distribution of games to customers in North America was previously limited to customers in the Canadian market, in connection with our acquisition of the B2B assets of Digital Gaming Corporation USA (“DGC” and the acquisition of DGC, the “DGC Acquisition”) in February 2024, we expanded our business into the United States, whose states in the aggregate represent the largest iGaming market globally according to H2 Gambling Capital (“H2GC”).

Prior to this acquisition, we sold a selection of our games to DGC, which were made available in the United States by DGC under its U.S. regulatory licenses. The limited releases of our games by DGC preceding the DGC Acquisition attracted strong demand, as evidenced by these game titles representing four of the top 25 new iGaming titles in the Eilers & Krejcik Gaming (“Eilers & Krejcik”) February 2024 U.S. Online Game Performance Report (the “Eilers & Krejcik Report”), including the third top new game title in the overall U.S. market. We reacquired the games previously sold to DGC as part of the DGC Acquisition. We are currently licensed or certified to sell our games into 20 jurisdictions, and we supply our games to over 350 iGaming operators, consisting of business-to-consumer (“B2C”) iGaming operators to whom we directly supply our games (our “Direct Customers”) and B2B resellers who further sell, market and deploy our games to a variety of B2C iGaming operators (our “Indirect Customers”), which in each case make our games available to individual players.
Our mission is to become the industry’s standard for exceptional, entertaining and high performing iGaming content and solutions. This mission is underpinned by the following key strategic pillars:
•
cultivate meaningful customer relationships and develop differentiated, bespoke customer solutions to grow iGaming operator share of wallet;

•
expand to offer our games beyond our existing geographic markets within Europe and North America as new markets adopt regulations and increase penetration into the high growth U.S. markets, which is projected to have a total addressable market of approximately $28 billion by 2028 for online slot and table games (“online casino”), iLottery, online poker and online video bingo, according to H2GC;

•
focus on innovation through our Center of Excellence utilizing shared tools, infrastructure and best practices across all studios to expand into additional iGaming product adjacencies, such as lottery games and omnichannel (i.e., land- and iGaming-based) offerings, and drive customer engagement; and

•
leverage our global studio model to continue generating a robust pipeline of new games across genres and categories, thereby increasing the probability of creating franchise brands.

We have expanded rapidly since our inception through a combination of strategic acquisitions and organic growth. With what we believe to be our highly competitive structural framework, we expect to continue to grow as we enter into new markets and expand our customer share of wallet in our current markets, both as a result of continued organic growth and opportunistic strategic acquisitions. For the nine months ended December 31, 2023 and 2022, we generated revenue of €273.2 million and €221.4 million, respectively, and profit for the period of €79.1 million and €81.4 million, respectively. For the years ended March 31, 2023 and 2022, we generated revenue of €306.9 million and €168.3 million, respectively, and profit for the year of €107.8 million and €97.3 million, respectively. We generated Adjusted EBITDA of €120.8 million and €109.9 million for the nine months ended December 31, 2023 and 2022, respectively, and €145.0 million and €113.2 million for the years ended March 31, 2023 and 2022, respectively. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-IFRS Financial Measures” for the definition of Adjusted EBITDA, as well as a reconciliation of Adjusted EBITDA to profit for the year/period, the most directly comparable financial measure stated in accordance with IFRS.
Our Industry
iGaming Value Chain
iGaming covers the wagering on various online games, including online casino and slot games, iLottery, online poker and online bingo, via a smartphone, tablet, laptop or desktop computer. Typically, a player accesses a “lobby” hosted on an iGaming operator’s website or mobile application to select games for play. iGaming operators determine the placement of game titles in this lobby based on factors such as the expected level of play, brand affinity of a game and the operator’s respective promotional strategy.
B2B companies, such as Games Global, play a critical role in the iGaming ecosystem by providing essential games, software and services to iGaming operators that drive player traffic and wagering volume.

In return for providing products and services, B2B companies typically receive a share of operators’ gaming revenue, usually based on a percentage of revenue associated with the utilization of such products (“revenue share”). We derive the majority of our revenue from revenue share arrangements, allowing us to align incentives with our customers and to participate in the success of each game.

GAMES GLOBAL
B2C OPERATORS
350+ Clients
bet365
William HILL
LeoVegas
sghc
Super group
DRAFT KINGS
GiG
888 HOLDINGS
betsson
Rank Group
BETMGM
Flutter Entertainment plc
tipico
Bally
SVENSKA SPEL
Danske Spil
PENN
CONTENT CREATION ENGINE
40(1) Studios
ALCHEMY GAMING
CIRCULAR ARROW
neko GAMES
ALL FOR ONE STUDIOS
NORTHERNLIGHTS
FORTUNE FACTORY STUDIOS
ARETA VEGAS
foxium
AURUM
GAMEBURGER
iNO games
HALF PIXEL
SPINPLAY GAMES
SWITCH
HAMMERTIME
NEON VALLEY STUDIOS
GAMES GLOBAL PORTFOLIO
STUDIOS
REAL DEALER
JUST FOR THE WIN
ONAIR
SLINGSHOT
nailed it! GAMES
PearFiction
TRIPLE EDGE
STORMCRAFT
WISHBONE
almond gaming
FLIP FIVE GAMING
COIN MACHINE
THRILL
GONG
+
CRITICALLY ACCLAIMED FRANCHISES
1,300+ Games(2)
THUNDER STRUCK WILD LIGHTNING
8 GOLDEN SKULLS of Holly Roger MEGAWAYS FIREPOT
9 POTS OF GOLD
Assassin MOON
MEGA MOOLAH
Break da Bank Again
9 MASKS OF FIRE
MASTERS OF VALHALLA
DISTRIBUTION
OPERATOR NET REVENUE(3)
PLAYERS
REVENUE SHARE

(1)
Includes 16 studios outside the Games Global corporate group that develop content exclusively for Games Global.

(2)
Includes multiple skins (variants of our games) and third-party titles. Our portfolio of our own games totals over 1,300.

(3)
GGR less taxes and applicable bonuses

The iGaming Industry and Our Opportunity
The broader global online gaming market is comprised of iGaming and online sports betting. According to H2GC, the iGaming market, which H2GC defines as online casino, iLottery, online poker and online video bingo and excludes Asia and the Middle East, is expected to nearly double from $40 billion of GGR in 2023 to $78 billion of GGR in 2028, representing a 14% compound annual growth rate (“CAGR”) over this period. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Components of Results of Operations — Revenue” for a definition of GGR and how we calculate GGR.
We expect growth across all iGaming product segments and geographies, spurred by key fundamental drivers such as:
•
regulatory tailwinds as an increasing number of jurisdictions legalize iGaming, particularly in the United States;

•
expansion of the player base into a younger demographic that favors increasingly convenient forms of gaming, primarily through increased mobile engagement; and

•
improved structural aspects of mobile penetration, such as access to internet, data transmission capacity and integrated payment solutions, supporting a more seamless game experience for players.

iGaming Market — Key Product Segments
The iGaming industry is comprised of multiple game types, including virtual formats of traditional land-based casino games such as online casino, iLottery, online poker and online video bingo.
Slot games represent the largest iGaming game type, generating approximately $20 billion in global GGR in 2023 (49% of the overall iGaming market), according to H2GC. Online slot games follow the same fundamental mechanics as land-based slot machines, with prize payouts determined by a random number generator (“RNG”). Online slot GGR is expected to increase at a 15% CAGR between 2023 and 2028, according to H2GC.
Table games, such as blackjack and roulette, are offered either through (i) a digital format in which outcomes are determined by an RNG (approximately 24% of overall table games GGR in 2023 according to H2GC), or (ii) a live casino format (approximately 76% of overall table games GGR in 2023, according to H2GC), where a live dealer at a physical table or roulette wheel streams to players in real-time and deals cards or spins the wheel to determine the game outcome (“live casino”). Live casino, which generated over $4 billion of GGR in 2023 according to H2GC, is one of the fastest growing product segments within iGaming globally and is projected to grow at a 19% CAGR between 2023 and 2028, according to H2GC.
Some online slot and table games also include a “jackpot” mechanic, where a winning player has the chance to receive a higher prize payout. In each “progressive” game round played, a player either contributes to or wins a pooled jackpot prize. Games that are connected with one another in this manner are part of the same “progressive” network. Players who play on the same “progressive network” play to win the same jackpot, regardless of whether players are playing the same game type or accessing our games through the same iGaming operator.
After slot games, iLottery represents the largest iGaming game type, representing 30% of the overall iGaming market with $12 billion in global GGR in 2023, according to H2GC. iLottery is offered through virtual instant or “scratch” tickets, where a player uncovers hidden symbols to reveal a prize that is determined by an RNG, or as an electronic purchase of a draw-based game, where a player is required to match a series of numbers to earn the prize. We do not currently offer iLottery games.
Online video bingo is a digital version of traditional bingo that is played on the internet. It typically involves the purchase of virtual bingo cards, and an RNG then draws numbers. It offers the convenience of playing bingo on a personal device, often with various themes and additional features compared to traditional bingo halls. Online poker involves players joining a virtual poker room or platform where they can participate in various poker games, including Texas Hold’em, Omaha and 7 Card Stud. Online video bingo and poker together represented 6% of the overall iGaming market with $2 billion in global GGR in 2023, according to H2GC.

Source: H2GC, May 2024

In addition to the key iGaming product segments noted above, we also develop games in adjacent iGaming verticals such as game show and crash games. Game show games typically combine elements of traditional table games (e.g., a spinning wheel) with stylistic components of game shows, including live presenters. A crash game is a fast-paced single or multiplayer betting round in which players wager on the outcome of a simulated event, with winnings increasing until the game “crashes,” at which point the player forfeits any winnings.
iGaming — Key Geographic Markets

Source: H2GC, May 2024
European iGaming Market
iGaming has been regulated in European markets since 2005 with the passage of the Gambling Act 2005 (the “Gambling Act”) in the United Kingdom, followed by subsequent regulation in other major jurisdictions across Europe. Europe has since grown to become the largest iGaming region globally with $25 billion of GGR in 2023, representing 64% of the overall iGaming market, according to H2GC. GGR in Europe has grown at a 19% CAGR between 2018 and 2023 and is projected to grow at a 8% CAGR between 2023 and 2028 according to H2GC, as markets adopt or change existing iGaming regulations and experience further player adoption.
Our Opportunity in Europe
To grow market share in our existing European markets, we have established a dedicated market strategy team that identifies areas of opportunity to improve our market position through country-specific strategies. In addition, our partnership team focuses on developing growth plans centered around customized products for our customers. For example, we recently implemented a country-specific strategy in Italy, where our games generated limited GGR prior to 2023. We believe our strategy in Italy has been successful, as our games’ underlying GGR in the region in the nine months ended December 31, 2023 was 103.3% higher than the equivalent period in the prior year.
We are confident that we will be able to build upon the success we believe we experienced in Italy through applying similar focus to other European markets like Greece, Spain and Portugal, each of which offers a regulated market with capacity for us to grow our presence and business. As we continue to evaluate the regulatory landscape in Europe, we similarly see significant opportunity in markets that appear to be considering the implementation of a new regulatory framework (such as Ireland, France, Finland and Norway). We do not see regulation as an obstacle, but rather a chance to concentrate on the market as it regulates to grow our business.
While new markets bring new opportunities, we also believe that our approach to customer relationships can yield further growth in even our most mature markets. The largest regulated iGaming market in Europe is the United Kingdom, where our games’ underlying GGR grew by 40.7% in the nine months ended December 31, 2023 compared to the equivalent period in the prior year.
North American iGaming Market
North America is forecast to become the highest growth iGaming market. In particular, U.S. online casino GGR is projected to more than triple in size from $6 billion in 2023 to $21 billion in 2028 to become the largest individual online casino market globally, according to H2GC. We expect growth to be driven by a combination of: (i) an increase in the number of U.S. states where online casino is legal (from six states in 2023 to 15 states by 2028, including the potentially large and attractive markets of New York, Illinois and Indiana, which according to H2GC are expected to introduce regulated online casino in 2025) and (ii) the continued adoption of online casino in existing markets, which has grown at an 89% CAGR in currently legalized states between 2019 and 2023, according to H2GC. We believe there is potential for longer term growth if additional states legalize online casino, in addition to other iGaming products. We believe that the economic benefits experienced by U.S. jurisdictions that have legalized other forms of gaming may create an incentive for future iGaming expansion. In the United States, 38 states have legalized sports betting following the repeal of the Professional and Amateur Sports Protection Act of 1992. In addition, 27 states have legalized commercial land-based gaming, 45 states have legalized lottery and over 40 states have legalized pari-mutuel betting in some form on horse racing.

Source: H2GC, May 2024
Our Opportunity in North America
We believe that we are well positioned to establish ourselves as a leading supplier in the overall North American iGaming market, building on a market-leading position in Canada according to data from iGaming Tracker, an iGaming industry data aggregator, and the opportunity to grow our business in the United States following the DGC Acquisition, beginning with the four states into which we are now licensed to offer our games. We will continue to focus on growing our business in Canada, where our games’ underlying GGR grew by 32.1% in the nine months ended December 31, 2023 compared to the equivalent period in the prior year. In connection with the DGC Acquisition in February 2024, we began directly selling our games to customers in the United States. Prior to this acquisition, we sold a selection of our games to DGC, which were made available in the United States by DGC under its U.S. regulatory licenses. The limited releases of our games by DGC preceding the DGC Acquisition attracted strong demand, as evidenced by our game titles representing four of the top 25 new online casino game titles in the Eilers & Krejcik Report (including the third top new game title in the overall U.S. market). We reacquired the games previously sold to

DGC as part of the DGC Acquisition. Following the DGC Acquisition, we distribute approximately 160 game titles in the U.S. markets. In order to better serve customers and capture the market opportunity by directly offering our full product suite and game title library, we have received regulatory approvals to operate in Connecticut, Michigan, New Jersey and Pennsylvania, where we began selling our games directly to iGaming operators following the DGC Acquisition. Following the DGC Acquisition, we have broad distribution coverage in New Jersey, Pennsylvania and Michigan, and are looking to expand our distribution coverage in Connecticut and West Virginia. Eight other states have either previously proposed or we understand are in active discussions to propose enabling legislation for online casino in 2025. Among these, New York, Illinois and Indiana alone are projected to generate an aggregate of approximately $6 billion in GGR by 2028, according to H2GC. We currently expect to launch our live casino product offering in the United States by the end of 2024.
U.S. Online Casino Legalization Landscape

Source: H2GC, May 2024
We are confident in our ability to succeed in the United States due to:
•
our completion of the DGC Acquisition and, as a result, our strong existing relationships with major U.S. online casino operators, the top four of whom represented approximately 80% of overall U.S. online casino market GGR during the three-month period ending June 30, 2023 in the Eilers & Krejcik Report;

•
our large catalogue of games, including our portfolio of exclusive and owned brands, critically acclaimed game franchises such as Stormcraft and a market-leading progressive jackpot offering, which are ready to be integrated and deployed by U.S. iGaming operators;

•
our global infrastructure that enables us to support continued innovation within product adjacencies and to develop bespoke offerings to address an increasing desire for operators to differentiate their product offerings; and

•
the full control of the distribution of our vast game library.

Our Opportunity in Other Markets
In addition to those market opportunities discussed above, we believe that other territories, such as Peru, New Zealand and Chile, may be considering some form of regulation around iGaming that may present future opportunities for our business. In particular, we believe that there is significant opportunity in the Latin American market, where, for example, Brazil in February 2024 has issued a regulation setting forth the requirements and procedures for the recognition of certification entities for fixed-odds betting systems, including online games offered by iGaming operators. Additionally, we are targeting entry into the South African market by the end of 2024.
Our Organization
We are a holding company that was formed to consolidate independent studios under one organization with a unified strategy and broad distribution capabilities. Through a series of acquisitions, we have created one of the industry’s largest and most diversified portfolios of iGaming content, leveraging shared technology and resources to enhance delivery of our products and services to our customers. Since we commenced operations on April 1, 2022, we have built a network of 40 studios, including 24 in-house studios and 16 partnered studios with whom we have exclusive rights, across the world delivering a range of proprietary game intellectual property (“IP”). Through our relationships with our partnered studios, we own exclusive IP rights to the game IP created by such studios, including IP developed prior to the beginning of our contractual relationship and IP developed in the future.
Our key administrative functions are located in the Isle of Man. We maintain other studio and office locations in South Africa, Australia, the United States, Malta, the United Kingdom, Estonia, Gibraltar and Sweden. Our network of 40 in-house and partnered studios is geographically diverse, enabling these studios to create localized, market-attuned content.
Game Studios
We believe that we have access to some of the world’s best iGaming development talent across our 40 development studios, which are a combination of wholly- and majority-owned studios and independent studios that develop games exclusively for us.
Our in-house and partnered studios are focused on the creative aspects of the game development process. Through our “strategic roadmap” for game development, we aim to develop and offer our customers a range of new games. Our strategic roadmap is directed by our games strategy team based in the Isle of Man, and our studios receive support related to the underlying technology platform, quality control, certification and integration with iGaming operators from teams across our network. We believe that our studio structure accelerates the game development process compared to other game development studios and enhances speed-to-market, which we believe increases the probability of regularly generating franchise game titles. Moreover, our games strategy team manages the game development pipeline across our network of studios to optimize the timing and phasing of game deployments to maintain a steady supply of new content and highlight our franchise game titles, while ensuring that the market is not saturated with content at any one time.
Our studio network has global reach across five continents. Our in-house and partnered studios enable us to provide a broad and diversified product portfolio, which includes slot games, table games, video poker, video bingo, progressive jackpot variants and live casino games in addition to adjacent iGaming verticals such as game show and crash games as outlined below.

SLOTS

- Share The Thrill Studios
- foxium
- Hammertime Games
- Alchemy Gaming
- Aurum Signature Studios
- Old Skool Studios
- Circular Arrow
- Gameburger Studios
- Infinity Dragon Studios
- All For One Studios
- Slingshot Studios
- Spinplay Games
- Fortune Factory Studios
- Games Global Portfolio
- Neon Valley Studios
- Triple Edge Studios
- Gold Coin Studios
- Highlimit Studio
- Oros Gaming
- Blue Ring Studios
- Area Vegas
- Wishbone
- Buck Stakes Entertainment
- Half Pixel Studios
- Snowborn
- 玉兔
- Northernlights
- PearFiction Studios
- nailed it! Games
- Just For The Win Studios
- Stormcraft Studios
- Coin Machine Gaming
- iNo games
- Gong

LIVE CASINO

- OnAir Entertainment
- Real Dealer

TABLE GAMES

- OnAir Entertainment
- Real Dealer
- Switch Studios

VIDEO POKER/BINGO

- neko Games
- Games Global Portfolio
- Flip Five Gaming

PROGRESSIVE

- Alchemy Gaming
- Fortune Factory Studios
- Aurum Signature Studios
- Spinplay Games
- Gameburger Studios
- Neon Valley Studios
- almond gaming
- Just For The Win Studios
- Triple Edge Studios
- All For One Studios
- Gold Coin Studios
- PearFiction Studios
- Games Global Portfolio
- Switch Studios

WHEEL/GAMESHOW/CRASH

- OnAir Entertainment
- Buck Stakes Entertainment
- Half Pixel Studios
- Switch Studios

GAMES GLOBAL PORTFOLIO

Our dedicated “Portfolio Studio,” which manages and upgrades legacy games, extends the revenue generating lifetime of our games and provides other studios the ability to focus on building new games. Thanks in part to our Portfolio Studio, we believe our games portfolio enjoys a high degree of “stickiness” as demonstrated by the game usage fees generated within monthly game cohorts over time. Each cohort is comprised of games released within the applicable month (e.g., the January 2022 cohort includes games released from January 1 to January 31, 2022). Usage fees represent the amount we earned from our game IP within our Direct Customer channel, but excludes progressive administrative fees, which are earned across multiple games and therefore not attributable to individual game titles. Furthermore, this data does not include fees generated from our live casino games, where the individual acting as the live dealer rather than the game title drives player demand, or our Indirect Channel, a portion of which is earned pursuant to fixed fee arrangements and therefore not tied to individual game play. As demonstrated in the graphic below, we have historically continued to generate revenue from games for years after the initial release date, with our game cohorts generally benefiting from a limited attrition curve against minimal costs to maintain previously released content. For example, for the nine months ended December 31, 2023, 64% of usage fees from the Direct Customer channel were generated from games that were released prior to January 1, 2023. While we believe these cohorts are a fair representation of the performance of our games over time, there is no assurance that they will be representative of any future cohort of games or periods.

Games Global Proprietary Game Usage Fees by Release Date

€12,000,000
€10,000,000
€8,000,000
€6,000,000
€4,000,000
€2,000,000
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Monthly Usage Fee Revenue
Jan 22
Feb 22
Mar 22
Apr 22
May 22
Jun 22
Jul 22
Aug 22
Sep 22
Oct 22
Nov 22
Dec 22
Jan 23
Feb 23
Mar 23
Apr 23
May 23
Jun 23
Jul 23
Aug 23
Sep 23
Oct 23
Nov 23
Dec 23
Games Released upto Dec | 2019 2020 2021 2022 2023
*Games Release Vintage – Calendar Year

Since our inception in 2021, we have strategically augmented our global content development capabilities, growing our studio footprint to 40 in-house and partnered studios and expanding our development team to 658 people, representing approximately 66% of our total workforce as of December 31, 2023 (compared to 615 people, representing approximately 71% of the total workforce as of December 31, 2022). Notwithstanding having one of the largest networks of exclusive iGaming content studios, we consistently seek to expand our reach and product breadth by building relationships with new third-party studios that we may subsequently seek to acquire.
Center of Excellence
We believe that our success is underpinned by the quality of our game development. Our “Center of Excellence” is a team of approximately 18 employees dedicated to coordinating and delivering consistency of our game development processes across our studios. Extensive IP, knowledge, talent, training resources and technology are collated in a shared database and developed within the Center of Excellence and then utilized across our interconnected network of studios to position each studio for long-term success. In addition to providing shared resources for new franchise development, the Center of Excellence supports our Portfolio Studio, which maintains and upgrades legacy games to extend their lifespan.
We have also established Games Global University to complement our Center of Excellence. All newly onboarded studios undergo a multi-week education process across technology, sales and marketing and other functional areas to accelerate the integration of best practices into these studios.
Central Intelligence Solutions
In addition to supplying games, we also offer critical analytics capabilities to maximize game performance and user engagement tools through our Central Intelligence Solutions team, which we believe enables our customers to provide excellent player experiences, resulting in high player retention and ultimately increased revenue. Through our large proprietary game portfolio, we have a significant repository of pseudonymized data that can be utilized to tailor game offerings based upon player behavior, regional dynamics and shifts in genre popularity.
Game data from our products is collected from approximately 225 million spins a day (representing the daily average number of spins over the nine month period ended December 31, 2023), which are synthesized to inform: (i) game optimization models; (ii) user interface improvements; (iii) prediction models aimed at player retention and reduction in churn; (iv) analyses for marketing and sales; (v) financial forecasting; (vi) cost management and (vii) RTP monitoring, which ensures games are fair and achieve the correct targeted RTP based upon the design of the game.

Our Customers
Our customers offer our games on their websites and/or mobile applications and configure them according to their needs and preferences through a remote gaming system accessed through a software integration layer (the “Games Platform”). We distribute our games to iGaming operators either indirectly through resellers or directly to the operators themselves. We have a relationship with Apricot Investments Limited (“Apricot”), which holds the right to, customizes and maintains the Games Platform that we use to distribute games to customers, and also resells our games to certain of its own iGaming operator customers as part of its turnkey gaming platform solution. In addition to Apricot, our Indirect Customers also include various aggregators that sub-license access to our games to their own iGaming operator customers. Through our Direct Customer channel, we are able to capture attractive economics compared to selling through a third party, which further enables us to control placement of our content and tailor it to our customers’ needs, creating opportunities for the continued success of our games.
Our more than 350 iGaming operator customers offer our bespoke games across over 600 branded websites, which have been developed by regional studios and tailored to local needs through the creation of a differentiated online casino experience, an increasing focus among iGaming operators. Our iGaming operators distribute our games in a diverse range of geographic markets (based on our games’ underlying GGR) including Canada, the United Kingdom and New Zealand, under various regulatory licenses. Furthermore, based on management’s review of publicly available information, in the nine months ended December 31, 2023 and 2022, more than 50% of our revenue was derived from companies that were publicly listed (or subsidiaries thereof) or government-endorsed (i.e., owned or granted a monopoly by the government).
The value we provide our customers extends beyond supplying game content. We work closely with customers to develop unique and differentiated customer strategies, provide quarterly business reviews and key performance indicator metrics and revise pricing models geared toward mutual growth. We believe the combination of these value-add services and our premium content offerings have resulted in our ability to consistently grow customer share of wallet.
Growth Strategies
Our strategy is built on the three pillars of: our studio ecosystem; our broad distribution network; and our revenue share model. We believe that the strength of our studio ecosystem and broad distribution network together differentiate us from our competitors in the marketplace. By leveraging these strengths and aligning our incentives with those of our customers through a revenue share model, we believe we have developed a growth-oriented business model, complemented by the growth strategies discussed below.
Grow with Market Through Revenue Share Model
We intend to generate organic growth by leveraging our existing customer relationships and distribution within markets that are experiencing sector tailwinds. Global iGaming GGR, excluding Asia and the Middle East, is projected to grow at a 14% CAGR from 2023 to 2028, according to H2GC. As these markets continue to grow, we believe we will benefit in kind through our revenue share agreements, which represented the majority of our revenue to date and which we expect to represent the majority of our revenue for the foreseeable future.
To help us achieve this growth, our dedicated market strategy team identifies customers and segments of opportunity and implements a country-specific strategy in partnership with the commercial team. Our local customer teams allow us to deliver on our customized strategy to develop content that is tailored to local player preferences.
Our partnership team is strictly focused on maximizing profitability for our customers through ongoing support in the form of bespoke growth plans centered around customized product offerings, which are assessed on a quarterly basis to evolve with our customers’ respective businesses and markets.
Gain Market Share through Increased Take of iGaming Operator Wallet
We have a track record of success across multiple initiatives that have grown our customers’ businesses and, in turn, the share of our customers’ GGR generated by our games, which we refer to as share of wallet. These include:

•
collaborating with customers on strategic initiatives to grow their businesses;

•
offering bespoke pricing structures for each customer, tailored to suit each customer’s player base;

•
developing complementary offerings; and

•
creating exclusive games with customer branding, including custom re-skinned branding to align with the customer’s site design.

Our dedicated commercial team is focused on increasing market share within existing jurisdictions. On a regular basis, they review our existing customer relationships, product segments and areas for improvement, which our partnership team then utilizes to inform its sales and customer relationship management strategy, including localized content, customer and technical support.
We are focused on developing key operator relationships across the various teams in the business to position ourselves as the supplier of choice for our customers, ultimately increasing the value of our partnership. We have a strategy with these operators to drive volume for both parties, which has led to an increase in our wallet share. As shown below, our customer-focused strategy has already delivered significant increases in the GGR generated by our games with leading customers in their respective markets of Italy and the United Kingdom. The customers illustrated below are significant and well-established iGaming operators in their respective markets, and we believe are representative of our overall performance with iGaming operators in such markets.

(1)
Amministrazione Autonoma dei Monopoli di Stato.

(2)
United Kingdom Gambling Commission.

(3)
Represents, for the applicable calendar year, the GGR generated by our games as deployed by Operator A and B, respectively, which we consider to be leading iGaming operators in their respective markets. We have presented the GGR generated by our games for the calendar year, rather than our fiscal year, in order to provide a direct comparison against the market-wide GGR data published by the applicable Italian and U.K. regulatory authorities, which is only available for the full calendar year. Amounts shown for 2021 include GGR generated by our games under the ownership of Fusion during the period preceding the incorporation of Games Global and related carve-out of our operations from Fusion.

Entry into New Markets
We believe we are optimally positioned to successfully expand into new, high growth markets through our unique business model, driven by our diverse studio portfolio and operational leverage. For example, we recently refocused our efforts in Italy through our customer relationship with a major Italian operator and believe that our strategy has been successful, as our games’ underlying GGR in the region in the nine months ended December 31, 2023 was 103.3% higher than the equivalent period in the prior year.
We are focused on expanding our business in the United States as we believe the U.S. markets represent the highest growth opportunity globally. We have signed, or are in advanced discussions with, most major operators in the United States and, following the DGC Acquisition, have multiple existing game titles that Eilers & Krejcik rank in the top 25 online games, including the top online slot games, on a consistent basis. Our U.S. game titles have proven player demand as demonstrated by their approximately 10% share of the online casino market based on GGR through January 2024 in the Eilers & Krejcik Report. With a history of successful iGaming offerings developed for the Canadian market, including having a leading market position based on the underlying GGR of our games in the recently regulated Ontario market according to data from iGaming Tracker, we believe our high-quality offerings will translate successfully into the United States, which could represent a total addressable market of approximately $28 billion of GGR by 2028, according to H2GC. We believe our acquisition of the B2B assets of DGC will help us to achieve our roadmap to deliver on our goal of releasing 80 games per year into U.S. markets.
In addition to our U.S. expansion strategy, our market strategy team focuses on newly regulated markets such as the Netherlands, South Africa and Germany and closely monitors potential new regulated markets as they arise, such as Peru and Brazil, ensuring that we are positioned to transition to the next phase of growth as soon as possible with a fully certified suite of content and products tailored to that jurisdiction.
Expanding into New Product Verticals
While we have historically focused on creating premium slot games, and historically, the vast majority of revenue derived from our games has been attributable to slot games (including progressive variants of slot games), we are expanding our portfolio into adjacent product offerings such as live casino, game show and crash games. We are also beginning to develop our iLottery product offering, which we expect will open up a new and fast-growing market for us. By providing a full suite of games that appeals to players, we increase our relevance to our existing and new operator partners, which positions us favorably to continue to grow our wallet share.
We have worked closely with our distribution network to encourage the integration of our live casino games onto their sites. We believe live casino is a significant growth area with the market currently in early stages of adoption in many jurisdictions with other forms of legal iGaming and experiencing robust player demand upon introduction.
We believe that we can become a meaningful supplier in new product verticals both organically and through thoughtful acquisition opportunities.
Accretive Acquisition Opportunities
In addition to pursuing organic growth, we will continue to seek strategic acquisition opportunities in order to drive increased market share or enter into new markets and product verticals as described above. Although our acquisition criteria vary, we generally consider acquisitions that: (i) deliver enhanced content; (ii) improve our technology solutions; (iii) allow us to expand into additional geographies or game types or (iv) bolster our leading position in our core competencies.
Our business model enables us to leverage our platform, scale and robust cash generation to take advantage of accretive acquisition opportunities and maximize the potential of success for acquired studios. We acquired a number of studios in the period from April 1, 2022 and December 31, 2023, and we are focused on identifying additional opportunities to produce attractive returns and maintain our industry-leading studio network. For example, we acquired MahiGaming LLC (“Mahi”) on August 4, 2022 for aggregate equity consideration of €80.8 million and we acquired a majority interest in Snowborn Games AB, JFTW Games Development AB, Spinplay Holdings Limited and Riversun Holdings Inc. (collectively, the “Velo Studios”) on February 28, 2023 for aggregate equity consideration of €81.2 million, pursuant to which we acquired studios from which we had previously commissioned games and enabling us to strengthen our studio network.
Our business is highly cash generative, which we believe, combined with our unlevered balance sheet, provides sufficient capacity to pursue multiple acquisition opportunities, which are considered in the context of strategic fit and overall value accretion.
Competitive Strengths
Our competitive strengths originate from our global studio model, which generates a high volume of new games and top-performing marquee titles, in addition to a customer network that we believe encompasses most of the major iGaming operators across each regulated jurisdiction. The combination of our global infrastructure, customized game development, data analytics capabilities and incentive structure is difficult to replicate and enables our studios to focus on creating leading game content.
Global Studio Model Producing Proprietary Content
Our global network of in-house and partnered studios provides a compelling combination of scale and diversification to service the needs of our global customer base through:
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a studio ecosystem located across five continents with multi-product expertise;

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a unified strategy across our studio footprint and effective allocation of resources across product genres and game types depending on market trends and player behaviors;

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a centralized and cloud-enabled “Client Portal,” which allows iGaming operators to view both available and soon-to-be-released game titles and game variants;

•
the utilization of resources from our Center of Excellence to assist studios in maximizing the probability of introducing successful game titles; and

•
a Portfolio Studio dedicated to increasing the longevity of gameplay and thus revenue generation for legacy game titles.

We believe that our studio network and resulting high percentage of proprietary games and internally generated brands allow us to generate attractive margins and provide us with the opportunity to benefit from enhanced economics relative to competitors who have significantly less development capacity and narrower distribution reach than we do. We believe we are also able to achieve premium pricing that is commensurate with the quality of the games we deliver to our customers.
Our network and volume of game titles and game variants generated each year provide enhanced visibility and recognition to iGaming operators, allowing us to upsell and cross-sell other games and services.
Our global studio footprint consists of 40 geographically diverse studios, which allow us to create localized, market-attuned content.
Our Global Studio Footprint as of December 31, 2023

Note:   Our 24 in-house studios are denoted with an asterisk.
Game Development Capacity
Our studio model is designed to centrally coordinate the development of games across our studios, while empowering our studios to act independently. With the support and guidance of our games strategy team, our studios benefit from access to our centralized game development library and broader group insights. We have developed this studio model to encourage knowledge sharing across our studio network, with key development personnel financially incentivized to circulate new ideas and game content across the wider studio network. Each of our studios has a core team of specialists, with expertise in specific competencies required for game development, such as mathematics, graphic design and sound, and project management. Studios are further supported by several central teams that provide resources, oversight and strategic and marketing insight and direction in connection with new game development. Each game development team can draw on the expertise and aggregated know-how of our 658 development team members globally as of December 31, 2023 (compared to 615 people as of December 31, 2022), as well as the operational capacity of a group of our scale.
We have demonstrated the ability to generate franchise game titles on a frequent cadence, given our proprietary technology stack, our tools and our scaled approach to development, marketing and distribution. Our technology stack provides our studios with the tools to test, iterate and publish games in an efficient and effective manner that we believe accelerates speed-to-market.
We produce approximately 60 new game variants each month, and we expect to continue our trend of producing an increasing number of game titles that attain franchise status, including the highest value progressive jackpot offerings in the market that we believe pay out more frequently than any other offerings in the market. As shown below, our ability to produce successful games has increased since our inception, leading to increased wagering, which drives our ability to generate revenue.
We strive to consistently improve the quality of our games, which we measure through retention statistics. In particular, we measure the percentage of players who wager in over 200 game rounds in the first day of the game going live, which we believe indicates a highly successful game. Out of over 1,000 game variants launched between April 1, 2022 and December 31, 2023, approximately 200 were considered to be highly successful from a retention standpoint.
Through GGR data collected by us and our customers, we can calculate the approximate revenue derived from each of the game types in our portfolio. Historically, the vast majority of revenue derived from our games has been attributable to slot games (including progressive variants of slot games). While slot games are an important part of our business, we offer customers a wide-ranging product portfolio that also includes table games (including progressive variants of table games), video poker, video bingo, game show games, crash games and live casino games.
Our game development capacity allows us to expand into adjacent product areas. While our largest category of games by both revenue and number of game titles is slot games, we have leveraged the creative expertise of our studio ecosystem to expand into adjacent products including live casino, a market that has grown at a 33% historical CAGR between 2019 and 2023 and is expected to grow at a 19% CAGR between 2023 and 2028, according to H2GC. We offer live casino games and game shows using streaming technology to create an immersive experience for players.

During the year ended March 31, 2023, we acquired a number of additional studio groups to further strengthen our content development capabilities, and we strive to improve their market position and customer relationships by leveraging our network.
Broad Reach
We provide our games to what we believe are the major iGaming operators in regulated markets, including large U.S. operators such as BetMGM, DraftKings, FanDuel, Caesars Entertainment and Bally’s. Based on management’s analysis of the competitive landscape, we believe our distribution is among the broadest globally based on the fact that our games are hosted on the websites and mobile applications of more than 350 customers as of December 31, 2023 (compared with 320 customers as of December 31, 2022) across established regulated markets, predominantly in Europe, and with a growing presence in increasingly regulated markets within North and Latin America, which we believe creates a strong opportunity for future expansion of our operations. Our broad reach enables us to be agnostic to individual operator performance in each market.
We recently completed the acquisition of the assets of DGC’s B2B division, which exclusively distributes a subset of our slot games catalogue to the leading U.S. iGaming operators by GGR, according to the Eilers & Krejcik Report. We believe the DGC acquisition provided a “day one” launchpad into U.S. markets with huge potential, targeting a broader customer base with our large portfolio of iGaming content.
Data Analytics
We have the ability to collect an enormous amount of game performance data through our customers’ approximately 1 million underlying player accounts, participating in approximately 220 million game sessions (each of which may entail multiple game rounds) per day on average across our content portfolio over the last 60 days as of December 31, 2023 (compared to approximately 845,000 underlying player accounts and approximately 186 million game sessions per day on average across our content portfolio over the 60 days prior to December 31, 2022).
We are able to synthesize this pseudonymized data to: (i) optimize individual games immediately following launch; (ii) inform our studio strategy; (iii) customize content offerings for our customers and their players to drive an improved game experience and reduce customer churn and (iv) better predict the success of games in development.
Through our strategic roadmap, based in part on this performance data, we believe we have the ability to identify those games that will be top performers, allowing us to adapt our go to market strategy for individual games.
Customer Focus
We believe our focus on cultivating meaningful relationships with our customers sets us apart from our competitors, allowing us to grow quickly and generate brand affinity. We believe that we have a unique go-to-market approach (market, partnership, ranging) and that our ability and desire to deliver unique and differentiated customer strategies helps our customers optimize their product portfolios, and that our strength in data analytics gives us the tools and the metrics to work with our customers to drive mutual growth.
We are also developing our own proprietary games platform to enhance our ability to connect iGaming operators directly with our studios. Our goal is to increase the ease of doing business, our speed to market and our ability to adapt quickly to our customers’ needs.
Strong Financial Profile and Operating Leverage
For the nine months ended December 31, 2023, we generated profit for the period of €79.1 million and Adjusted EBITDA of €120.8 million, representing profit margin and Adjusted EBITDA margin of 28.9% and 44.2%, respectively. For the nine months ended December 31, 2022, we generated profit for the period of €81.4 million and Adjusted EBITDA of €109.9 million, representing profit margin and Adjusted EBITDA margin of 36.8% and 49.6%, respectively. Given that we have no third-party debt (except for amounts owed under our lease agreements) on our balance sheet as of the date of this prospectus and that we have been able to achieve significant organic growth after the initial phase of bringing together our corporate group, we believe that we are well positioned to drive growth in our existing and new markets, both organically and through targeted merger and acquisition activity. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-IFRS Financial Measures” for the definition of Adjusted EBITDA and Adjusted EBITDA margin, as well as a reconciliation of Adjusted EBITDA to profit for the period, the most directly comparable financial measure stated in accordance with IFRS.
Experienced Management Team and Board of Directors
We believe that we have assembled a world-class management team comprised of industry veterans who have demonstrated a long track record of success within the online and land-based gaming industries. Each member of our leadership team was selected based upon his or her ability to drive strong strategic growth and bring innovative technology and content to market. Our board of directors and senior management team can draw on significant experience in the gaming industry.
We are led by highly regarded gaming industry executives, M. Gavin Isaacs, the chairman of our board of directors, and Walter Bugno, our Chief Executive Officer. Both Mr. Isaacs and Mr. Bugno possess decades of executive-level experience at many of today’s leading B2B gaming companies, including Aristocrat Leisure Limited, Light & Wonder, Inc. (f/k/a Scientific Games Corporation) and International Game Technology plc.
Employee Engagement
We believe that our human capital is a key asset of our business. We aim to attract and retain exceptionally talented, highly educated, experienced and motivated employees. Our human capital resources objectives include identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees and consultants. The principal purposes of our planned equity and other incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of equity-based compensation awards and cash-based performance bonus awards. We also place significant importance on non-financial factors in the retention of staff, investing in their development and ensuring that they have access to all available and relevant opportunities.
We believe in supporting our employees and balancing business objectives with cultural diversity and local customs. Through implementation of a range of policies, we have fostered a culture that promotes diversity, inspires creativity, drives innovation and freedom of artistic expression, which we believe are all required to remain competitive in our industry. Given these factors, retaining talent is crucial and a strategic focus for us.
These commitments were designed to create a strong and loyal corporate culture and support what we believe to be a low employee turnover rate.
Commitment to Environmental, Social and Governance Goals
Our board of directors and management team believe that environmental stewardship, social responsibility and solid corporate governance are important to our business strategy and long-term value creation for our shareholders, employees, customers and communities. In March 2023, our board of directors appointed a dedicated Environmental, Social and Governance (“ESG”) Committee comprised of independent directors to oversee ESG matters across our business operations in accordance with its charter. Our Head of ESG, together with others on our management team, is responsible for developing and driving our strategic ESG initiatives, programs and reporting across our business and providing regular updates on progress to the ESG Committee.
Risk Factor Summary
Investing in our ordinary shares involves substantial risk. The risks described in the section titled “Risk Factors” immediately following this summary may cause us to not realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges include the following:
•
The markets in which we operate are competitive, and if we do not compete effectively, our business, financial condition and results of operations could be harmed.

•
We have a limited operating history as a consolidated group at our current scale, and our historical, operating and financial results may not be indicative of future performance, which makes it difficult to predict our future business prospects and financial performance.

•
Negative events or negative media coverage relating to the gaming industry may adversely impact our customers, which could have an adverse impact on our business, financial condition and results of operations.

•
The markets for our games, software and services are rapidly evolving, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

•
We derive a significant portion of our revenue from several key geographic markets, and the loss of market share or slower than anticipated growth in any of these markets could adversely affect our business, financial condition and results of operations.

•
The success of our business depends on our ability to retain and expand our existing customer relationships and to attract new customers.

•
We derive a significant portion of our revenue from a limited number of customers, and in particular our largest customer, Apricot, and the loss of one or more of such customers would result in lower revenue and could harm our business.

•
We are dependent on a third-party provider, Apricot, for the provision, customization and maintenance of our Games Platform.

•
Our business depends on the interoperability of our games across third-party platforms, operating systems, devices and applications.

•
If we fail to develop, maintain and enhance our brand and reputation, our ability to expand our customer base will be impaired, and our business, financial condition and results of operations may suffer.

•
Our current operations are global in scope, and as we plan further geographic expansion we may encounter a variety of operational challenges, which will require the dedication of management attention and financial resources.

•
Our results of operations may fluctuate for a variety of reasons, and these fluctuations make it difficult for us to forecast our future results of operations and could result in our failure to execute our operating plan or to meet the expectations of investors or analysts for any period.

•
Interruptions, performance problems or defects associated with our software or games may adversely affect our business, financial condition and results of operations.

•
If we or our third-party service providers experience a security breach or if unauthorized parties otherwise obtain access to customers’ data, our data and/or our Games Platform, our games or Games Platform may be perceived as not secure, our reputation may be harmed, our business operations may be disrupted, demand for our games may be reduced and we may incur significant liabilities.

•
The online gaming industry is subject to extensive and changing laws and regulations (including applicable direct and indirect taxation, anti-corruption, anti-money laundering and economic sanctions laws) as well as licensing requirements, and any failure to comply with such laws, regulations and requirements, or the interpretation or enforcement thereof, could have a material adverse effect on our business, financial conditions and results of operations.

•
We are subject to rapidly changing and increasingly stringent laws, contractual obligations and industry standards relating to privacy and data security. The restrictions and costs imposed by these requirements, or an actual or perceived failure to comply with them, could have an adverse impact on our business, financial condition and results of operations.

•
Any failure to obtain, maintain, protect or enforce our intellectual property and proprietary rights could impair our ability to protect our proprietary technology and brand, which could have a material adverse effect on our business, financial condition and results of operations.

•
As a result of being a public company, we will be obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our ordinary shares.

•
We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses or if we are unable to develop and maintain an effective system of internal controls, we may not be able to produce timely and accurate financial statements or comply with applicable laws and regulations, which may adversely affect our business and the price of our ordinary shares.

•
Concentration of ownership of our ordinary shares by Zinnia Limited may prevent new investors from influencing significant corporate decisions.

Corporate Information
We were incorporated in the Isle of Man on July 8, 2021 under the Isle of Man Companies Act 2006 (the “Isle of Man Companies Act”). Our principal executive offices are located at 62 Circular Road, Douglas, IM1 1AE, Isle of Man. Our telephone number at this address is +44 1624 727515.
Our principal website address is www.gamesglobal.com. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus. We have included our website address as an inactive textual reference only.
“Games Global,” the Games Global logo and other trademarks or service marks of Games Global appearing in this prospectus are the property of Games Global Limited or our subsidiaries. This prospectus contains additional trade names, trademarks and service marks of others, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ®, ™ or SM symbols.
Implications of Being an Emerging Growth Company
We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, the option to present only two years of audited financial statements and related discussion in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and, to the extent we no longer qualify as a foreign private issuer, reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the price of our ordinary shares may be more volatile.
Section 107 of the JOBS Act also provides that an emerging growth company that prepares its financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) can take advantage of the extended transition period provided in Section 13(a) of the Exchange Act, for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain U.S. GAAP accounting standards until those standards would otherwise apply to private companies. Given that we currently prepare our financial statements in accordance with IFRS, as issued by the IASB, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.
We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the date on which we are deemed to be a large accelerated filer, which means the market value of our common equity that was held by non-affiliates exceeded

$700 million as of the last business day of our most recently completed second fiscal quarter; and (iv) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period.
Implications of Being a Foreign Private Issuer
We are also a “foreign private issuer” under SEC rules. In our capacity as a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. We will also not be required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information. In addition, among other matters, our executive officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares.
We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We will remain a foreign private issuer until the end of the fiscal year following the last date of our second fiscal quarter when more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our members of our board of directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.
We have taken advantage of certain reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies.
Implications of Being a Controlled Company
Prior to this offering, 100% of our ordinary shares are owned by Zinnia Limited. Upon the completion of this offering, Zinnia Limited will continue to control more than 50% of the voting power of our outstanding ordinary shares. See “Principal and Selling Shareholders” for more information. As a result, we will be a “controlled company” within the meaning of the New York Stock Exchange (the “NYSE”) corporate governance rules. For so long as we are a controlled company under that definition, we may elect not to comply with certain corporate governance standards, including:
•
the requirement that a majority of the board of directors consist of independent directors;

•
the requirement that we have a remuneration committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•
the requirement that our director nominations be made, or recommended to our full board of directors, by our independent directors or by a nominating committee that consists entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process.

We may take advantage of any or all of these exemptions, and, as a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements. In the event that we cease to be a “controlled company,” we will be required to comply with these provisions within the transition periods specified in the NYSE corporate governance rules, subject to other available exemptions.
Zinnia Limited Trust Structure
The management of Zinnia Limited, our sole shareholder, is controlled by its directors, who are in turn appointed by Zinnia Trust in its capacity as sole shareholder and owner of Zinnia Limited. Zinnia Trust is managed and controlled by Curlan Limited (“Curlan”), a professional trust company and the trustee of Zinnia Trust. The sole shareholder of Curlan is Suntera (IOM) Limited (“Suntera”), a professional services organization regulated by the Isle of Man Financial Services Authority (“IOMFSA”) that provides corporate, trust and private wealth services across a wide range of industries. Suntera has provided trust and corporate services for over forty years and has provided services to the gaming industry in that capacity for approximately fifteen years, including the management and administration of a number of “B2B” and “B2C” gaming companies. Suntera manages in excess of two hundred and fifty trust structures in the Isle of

Man. Under the regulations of the IOMFSA, Suntera is expected to conduct and complete its own diligence before proposing an individual for appointment to a “controlled function,” such as a director of a corporate trustee, in order to satisfy itself of the individual’s fitness and propriety to fulfill the role, subject further to the IOMFSA’s oversight abilities. The directors of Curlan are Matthew Palmer and Maria Lourdes Rivas Mingorance, who by virtue of their positions as directors hold Isle of Man-regulated “controlled functions,” pursuant to which each of them were required to complete and submit fitness and proprietary forms to the IOMFSA. Mr. Palmer and Ms. Mingorance are employees of Suntera and were appointed as directors of Curlan having regard to their respective qualifications under Isle of Man law to act as directors of a corporate trustee and their experiences overseeing the management of corporate trustees, similar to Curlan.
Pursuant to the Isle of Man Companies Act and the articles of association of Curlan, Mr. Palmer and Ms. Mingorance, as directors of Curlan, are responsible for managing the business and affairs of Curlan. Furthermore, pursuant to a deed (the “Deed”) between Suntera, Mr. Palmer, Ms. Mingorance, Curlan and Games Global, Suntera has irrevocably appointed Mr. Palmer, and, failing Mr. Palmer for any reason, Ms. Mingorance, to act as Suntera’s sole representative in relation to Suntera’s shareholding in Curlan, in each case for so long as they are directors of Curlan. As such, Mr. Palmer, and, failing Mr. Palmer for any reason, Ms. Mingorance have the exclusive rights otherwise held by Suntera as sole shareholder of Curlan, including the power to vote the shares of Curlan. Accordingly, Mr. Palmer and Ms. Mingorance exercise ultimate investment and voting control over Zinnia Limited and are therefore able indirectly to control the ordinary shares held by Zinnia Limited in our company.
As the sole shareholder of Curlan, Suntera has the right to appoint additional directors to Curlan, subject to their diligence obligations as set forth above and the requirement set forth in the Deed that any such additional director accede to the Deed.
Pursuant to the declaration of trust creating Zinnia Trust, the power of Curlan to administer Zinnia Trust is subject to the right of an unaffiliated protector (the “Protector”) who may remove any trustee of Zinnia Trust at any time by giving notice in writing to such trustee. Upon delivery of such notice of removal, or in the event a trustee who is a natural person, dies, or a trustee is otherwise incapable or unfit to act or desires to retire, the Protector may appoint one or more other persons as a successor trustee. In the event the Protector were to remove Curlan as trustee, Mr. Palmer and Ms. Mingorance, as directors of Curlan, would no longer hold, whether directly or indirectly, investment or voting control over the ordinary shares in our company held by Zinnia Limited, and the persons that controlled or became the new trustee, would. The current Protector of Zinnia Trust is Basil Bielich.
Zinnia Limited Share Purchase
On December 1, 2023, Zinnia Limited entered into a share purchase agreement (the “Zinnia SPA”) with Velo Studio Holdings Limited and Samson Studio Holdings Limited, pursuant to which Zinnia Limited acquired 6,018,500 of our ordinary shares (the “Sale Shares”). The Sale Shares were compensation received by Velo Studio Holdings Limited and Samson Studio Holdings Limited in connection with the acquisitions of Velo Studios and Mahi, respectively. Pursuant to the terms of the Zinnia SPA, the consideration owed by Zinnia Limited for the Sale Shares will be an amount equal to the volume-weighted average closing sale price of our ordinary shares for the 30-trading-day period beginning on the date our ordinary shares are publicly listed for trading in connection with this offering, or, if such date does not occur by a date specified in the Zinnia SPA, at a fair market value to be determined by the parties. Based on the assumed initial public offering price of $17.50 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, the consideration owed by Zinnia Limited for the Sale Shares will be $105.3 million. As a result of its purchase of the Sale Shares, Zinnia Limited owns 100% of our ordinary shares prior to this offering.
Acquisition of AreaVegas Holdings Limited
On September 1, 2023, our subsidiary, Games Global UK Limited entered into an acquisition agreement (the “AreaVegas Agreement”) with Bellerive Capital BCP 34 Limited (the “Seller”), pursuant to which Games Global UK Limited acquired a 51% ownership interest in AreaVegas Holdings Limited (“AreaVegas”) from the Seller for cash consideration of $5.0 million and an additional earnout payment. We acquired

AreaVegas in order to benefit from its IP, which will enhance the game development capability of our studio network. The earnout payment will be payable following the 12-month period ending December 31, 2025 (the “Earnout Period”), and will be calculated on the basis of a formula sensitive to a) the EBITDA recorded by AreaVegas during the Earnout Period and b) a multiple based on the weighted average closing price of our ordinary shares over the 60 trading days preceding the expiry of the Earnout Period divided by the sum of our consolidated EBITDA for the four fiscal quarters immediately prior to the end of the Earnout Period. If our ordinary shares are not listed on any stock exchange at the end of the Earnout Period, this multiple defaults to 12.0x. Based on the default multiple of 12.0x, each increase (decrease) of $1.0 million in the EBITDA recorded by AreaVegas during the Earnout Period would increase (decrease) the amount of the earnout payment by $400,000. We will be required to calculate and deliver the relevant EBITDA calculations to the Seller of AreaVegas as soon as reasonably practicable following the end of the Earnout Period. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Application of Critical Accounting Estimates — Key Sources of Estimation Uncertainty —Accounting for the Acquisition of AreaVegas Holdings Limited” for additional information regarding management’s valuation at the date of acquisition of the contingent consideration related to the earnout payment.
The foregoing description of our acquisition of AreaVegas and the related earnout payment is qualified by reference to the AreaVegas Agreement, a copy of which is filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part.

THE OFFERING
Ordinary shares offered by us:
6,000,000 ordinary shares.
Ordinary shares offered by the selling shareholder:
8,500,000 ordinary shares.
Ordinary shares outstanding immediately after this
offering:
112,018,500 ordinary shares.
Underwriters’ option to purchase additional ordinary shares from the selling shareholder:
The selling shareholder has granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to 2,175,000 additional ordinary shares at the public offering price, less underwriting discounts and commissions.
Use of proceeds:
We estimate that the net proceeds to us from this offering will be approximately $92.6 million (€83.7 million), based on the assumed initial public offering price of $17.50 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of ordinary shares by the selling shareholder.
The principal purposes of this offering are to obtain additional working capital, to facilitate an orderly distribution of our ordinary shares for the selling shareholder, to create a public market for our ordinary shares and to facilitate our future access to the public equity markets. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds we receive from this offering for working capital and other general corporate purposes, including: developing and enhancing our technical infrastructure, solutions and services; expanding our research and development efforts and sales and marketing operations; meeting the increased compliance requirements associated with our transition to and operation as a public company; and expanding into new markets. We may also use a portion of the proceeds to acquire or invest in businesses, products, services or technologies; however, we do not have agreements or commitments for any material acquisitions or investments at this time. See “Use of Proceeds.”
Concentration of ownership:
Prior to this offering, 100% of our ordinary shares are owned by Zinnia Limited. Following this offering, Zinnia Limited will hold approximately 87.1% of our outstanding share capital (or 85.1% of our outstanding share capital following this offering if the underwriters exercise in full their option to purchase additional ordinary shares from Zinnia Limited, the selling shareholder). See “Principal and Selling Shareholders” for additional information. We are also a “controlled company” as defined under the rules of the NYSE and therefore are permitted to elect not to comply with certain corporate governance requirements thereunder. The management of Zinnia Limited is controlled by its directors, who are in turn appointed by Zinnia Trust in its capacity as sole shareholder and owner of Zinnia Limited. Zinnia Trust is managed and controlled by Curlan, a professional trust company and the trustee of Zinnia

Trust. Matthew Palmer and Maria Lourdes Rivas Mingorance, as the directors of Curlan, exercise ultimate investment and voting control over Zinnia Limited and are therefore able indirectly to control the ordinary shares held by Zinnia Limited in our company.
See “Prospectus Summary — Implications of Being a Controlled Company,” “Prospectus Summary — Zinnia Limited Trust Structure” and “Principal and Selling Shareholders” for more information.
Dividend policy:
Between January 1, 2024 and the date of this offering, we have paid an aggregate of €23.0 million in cash dividends to our sole shareholder. Following this offering, we currently intend to retain any earnings for use in our business and do not anticipate declaring or paying any dividends on our ordinary shares in the foreseeable future. The declaration and payment of any future dividends will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, any future debt agreements or applicable laws and other factors that our board of directors may deem relevant. See “Dividend Policy” for more information.
Risk factors:
See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ordinary shares.
NYSE listing symbol:
We have applied to list our ordinary shares on the NYSE under the symbol “GGL.”
The number of ordinary shares that will be outstanding after this offering is based on 106,018,500 ordinary shares outstanding as of December 31, 2023 and excludes:
•
5,028,571 ordinary shares reserved for future issuance under our 2024 Equity Incentive Plan with Non-Employee Sub-Plan (“2024 EIP”), based on the assumed initial public offering price of $ 17.50 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, plus any future increases in the number of ordinary shares reserved for issuance thereunder, as more fully described in the section “Management — 2024 Equity Incentive Plan” and

•
an aggregate of 732,127 ordinary shares underlying equity awards that we expect to grant to certain of our officers, directors, contractors and employees under our 2024 EIP upon the closing of this offering, based on the assumed initial public offering price of $17.50 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to no exercise by the underwriters of their option to purchase additional ordinary shares from the selling shareholder in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following tables present our summary consolidated financial data for the periods indicated. We have derived the condensed consolidated statement of profit or loss for the nine months ended December 31, 2023 and 2022 and condensed consolidated statement of financial position as of December 31, 2023 from our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus. We have derived the consolidated statements of operations data for the years ended March 31, 2023 and 2022 and consolidated balance sheet data as of March 31, 2023 from our audited consolidated and combined financial statements included elsewhere in this prospectus.
The following financial information is impacted by business combinations that occurred during the year ended March 31, 2023 and impact comparability of financial information between the years ended March 31, 2023 and 2022. The business combinations are more fully described in note 4 to our audited consolidated and combined financial statements included elsewhere in this prospectus. The historical results included below and elsewhere in the prospectus are not necessarily indicative of our future performance.
The information set forth below is only a summary. You should read the consolidated financial data set forth below in conjunction with our consolidated and combined financial statements and the accompanying notes and the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus.
Our audited annual consolidated and combined financial statements have been prepared in accordance with IFRS, as issued by the IASB. Our unaudited condensed consolidated interim financial statements have been prepared on the same basis as our audited consolidated and combined financial statements.
	For the year ended March 31,		For the nine months ended December 31,
(in thousands)	2023	2022*	2023	2022
Statements of Operations Data:
Revenue	€306,926	€168,297	€273,223	€221,438
Cost of services	(135,289)	(68,635)	(111,967)	(95,041)
Sales, general and administrative expenses:	(59,881)	(2,584)	(75,729)	(40,705)
Profit from operations	111,756	97,078	85,527	85,692
Financial income	1,314	247	926	132
Financial expenses	(2,468)	—	(5,351)	(2,747)
Profit before tax	110,602	97,325	81,102	83,077
Taxation	(2,766)	—	(2,030)	(1,654)
Profit for the year/period	€107,836	€97,325	€79,072	€81,423

*
Carve-out (refer to note 1 to our audited consolidated and combined financial statements included elsewhere in this prospectus).

	As of December 31, 2023
(in thousands)	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
		(unaudited)
Statement of Financial Position Data:
Total current assets	€186,942	€163,942	€247,675
Total assets	433,944	410,944	494,677
Total liabilities	81,895	81,895	81,895
Total equity	352,049	329,049	412,782
Total equity attributable to shareholders of Games Global Limited or parent	327,801	304,801	388,534

(1)
The pro forma balance sheet data gives effect to the payment of cash dividends in the aggregate amount of €23.0 million between January 1, 2024 and the date of this offering.

(2)
The pro forma as adjusted balance sheet data gives effect to (i) the pro forma adjustments set forth above and (ii) the sale by us of 6,000,000 ordinary shares in this offering at the assumed initial public offering price of $17.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $17.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of cash and cash equivalents, total assets and total equity by approximately $5.6 million (€5.1 million), assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions. An increase or decrease of 1.0 million in the number of ordinary shares we are offering, as set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of cash and cash equivalents, total assets and total shareholders’ equity by approximately $16.4 million (€14.8 million), assuming no change in the assumed initial public offering price per share and after deducting the underwriting discounts and commissions.

	For the year ended March 31,		For the nine months ended December 31,
(in thousands)	2023	2022	2023	2022
Cash Flow Data
Net cash provided by operating activities	€101,823	€127,296	€113,135	€73,135
Net cash used in investing activities	(17,077)	(50,067)	(28,005)	(16,769)
Net cash used in financing activities	(40,496)	(77,229)	(74,174)	(26,396)

RISK FACTORS
Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, as well as the other information in this prospectus, including our consolidated and combined financial statements and the related notes, unaudited condensed consolidated interim financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our ordinary shares. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and prospects. In such an event, the market price of our ordinary shares could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements.”
Risks Related to Our Business and Industry
The markets in which we operate are competitive, and if we do not compete effectively, our business, financial condition and results of operations could be harmed.
The market for online gaming is highly competitive, highly fragmented and subject to rapid change and evolving industry standards. Some geographic markets, such as the United States, are not expected to reach maturity for several years as legal restrictions are removed or lessened and online gaming becomes more broadly available. In the key markets in which our games are distributed for play, including Canada, the United Kingdom and New Zealand, barriers to entry are low, and businesses can easily launch online content at nominal cost by using commercially available software or partnering with various established companies in these markets. The market for our games is also characterized by rapid technological developments, frequent launches of new games and content, changes in player preferences, needs and behavior, market disruption caused by new game studios and evolving business models and industry standards. As a result, our industry is constantly changing games and business models in order to adopt and optimize new technologies, increase cost efficiency and adapt to player preferences and regulatory changes.
We primarily compete with B2B online gaming companies and software providers, including Evolution Gaming Group AB, Pragmatic Play (Gibraltar) Limited, Playtech PLC, Play’n Go Malta Limited, International Game Technology PLC and others. Some of these companies have greater name recognition, longer operating histories, more established customer relationships, a larger base of existing customers, larger marketing budgets and access to superior platforms and greater financial and operational resources than us. These companies may use these advantages to develop different games, technology and services to compete with our games, spend more on advertising and marketing, invest more in research and development or respond more quickly and effectively to new or changing opportunities, technologies, standards, regulatory conditions or player preferences or requirements than we do. Furthermore, if we fail to deliver timely releases of our games that are ready for use, release new versions, services, tools or updates, innovate and grow our content library to match the competition or otherwise respond to new offerings by our competitors, or if new technologies emerge that are able to deliver competitive products more quickly and efficiently, more conveniently or more securely than our games, then our position in our markets could be harmed, and we could lose customers, which would adversely affect our business and results of operations.
We also face competition from other existing and future public and private retail gaming establishments, including casinos, gaming halls, slot route operators and, potentially, integrated destination resorts, as well as, to a limited extent, national, regional and charitable lotteries. Similarly, some of our customers may possess the resources and technical capabilities necessary to internally develop products similar to those we provide or intend to provide. If these customers decide to pursue in-house development rather than licensing or purchasing our products, it could have a material adverse effect on our business, financial condition and results of operations. Additionally, we compete with illegal retail and online gaming activities, including forms of betting that circumvent public regulation and, in particular, offshore gaming and operators that, as a result of their disregard of applicable regulations, may offer attractive pricing, promotions or other services. Such unregulated activities may drain significant portions of betting volumes away from the regulated industry. In particular, illegal betting could divert players’ available spending that might otherwise have been used to play our games. If we are not able to respond to and manage competitive pressure on our business effectively, it could adversely impact our business, financial condition and results of operations.
Finally, we face competition for the leisure time and discretionary spending of players. Other forms of leisure and entertainment, such as the internet, television, movies, sports, and offline, traditional online, personal computer and console games, offer much larger and more well-established options for consumers. Consumer tastes and leisure activity preferences are also subject to sudden or unpredictable change due to new technologies, other innovations or other factors outside of our control. If consumers who dedicate time and discretionary spending to online gaming do not find our games to be compelling or if other existing or new leisure activities are perceived by players or prospective players to offer greater variety, affordability, interactivity or overall enjoyment, our business, financial condition and results of operations could be adversely affected.
We have a limited operating history as a consolidated group at our current scale, and our historical, operating and financial results may not be indicative of future performance, which makes it difficult to predict our future business prospects and financial performance.
We were carved out of Fusion and commenced operations as Games Global on April 1, 2022, and therefore the financial information for the year ended March 31, 2022 included in our consolidated and combined financial statements herein has been carved out of the financial information of Fusion. These carve-out financial statements may not be indicative of the results of operations, financial position and cash flows if we had been an independent standalone entity and may not be indicative of our future performance. We have also made several acquisitions of businesses and assets in recent periods. Accordingly, we have a limited history of operating our business at its current scale and scope. It is impracticable to forecast our future results based upon historical data, and you should not rely on our past results of operations as indicators of future performance. You should consider and evaluate our prospects in light of the risks and uncertainties frequently encountered by growing companies in rapidly evolving markets. These risks and uncertainties include challenges in accurate financial planning as a result of limited historical data relevant to the current scale and scope of our business and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to companies with longer operating histories.
We are not certain whether we will be able to sustain or increase our revenue or whether we will attain sufficient revenue to maintain profitability in the future. We also expect our costs and expenses to increase in future periods, which could negatively affect our future results of operations if our revenue does not increase by amounts sufficient to offset such costs and expenses. In particular, we intend to continue to make significant investments to grow our business in such areas as:
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research and development, including investments in new gaming software and technology, such as our own proprietary game platform;

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sales and marketing initiatives to grow our presence and increase brand awareness in new territories;

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our technology infrastructure, including systems architecture, scalability, availability, performance and security;

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acquisitions or strategic investments;

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global expansion; and

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our general and administrative organization and the legal, information technology and accounting expenses associated with being a public company.

Even if such investments, including our strategic investments, increase our revenue, any such increase may not be enough to offset our increased operating expenses, and we may not be able to maintain profitability and our business, financial position and results of operations may be harmed.
Negative events or negative media coverage relating to the gaming industry may adversely impact our customers, which could have an adverse impact on our business, financial condition and results of operations.
Adverse public opinion could significantly influence our business. The gaming industry may be, and has been from time to time, perceived as an industry involved in political corruption, organized crime, money laundering, tax evasion and other criminal activities, and many gaming companies face allegations relating to their or their business partners’ involvement in illegal activities. In particular, in recent years, public attention has been drawn to findings or allegations of illegal betting and gaming, participation or alleged participation in gaming activities by minors and to the risks related to social issues such as addiction to online gaming and risks related to data protection and payment security. Furthermore, the gaming industry is exposed to negative publicity and attention generated by a variety of sources, including citizens’ groups, non-governmental organizations, media sources, local authorities and other groups and institutions. For example, certain of our customers have been subject to fines and/or have been at risk of having their licenses revoked by local authorities in the past due to allegations of failure to prevent high-risk gambling or verify sources of funds. Adverse or negative perceptions or other concerns regarding the gaming industry or our customers, even if not directly connected to our business, could have a material and adverse effect on us. For example, if a perception develops that the iGaming industry is failing to address public concerns, the resulting political pressure and public sentiment may result in increased or more restrictive regulation of iGaming in the jurisdictions in which we operate, a reduction in demand or political appetite to open up new regulated markets or harm to our reputation, and such consequences could adversely impact our business, financial condition and results of operations.
The markets for our games, software and services are rapidly evolving, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.
The industry in which we operate is characterized by rapid technological change, new features, tools, solutions and strategies, evolving legal and regulatory requirements, changing customer needs and a dynamic competitive market. We expect the online gaming market to grow rapidly, particularly in the United States, where legislative changes have been implemented in some states and proposed in other states that would expand the market significantly. Furthermore, the opportunities provided by online gaming are still relatively new, and our customers may not recognize the need for, or benefits of, our games. For example, we recently launched a new live casino product line. If our customers or players are not interested in this line or if it does not meet our revenue expectations, our business and results of operations could be adversely affected. Our future success will depend in large part on the continued growth of our markets, our ability to capitalize upon market fragmentation and our ability to improve and expand our products to respond quickly and effectively to this expected growth.
Further, we must be able to keep pace with rapid regulatory changes in order to compete successfully in our markets. Our growth rate, strategy and future revenue streams are affected by the regulation of new and existing markets and the subsequent growth of player interest and acceptance in such newly regulated markets and by changes to existing markets. When a market implements new or updated regulations targeting the online gaming industry, the increased transparency and regulatory certainty can drive iGaming operators to enter the new market and/or further develop their existing operations and offerings in that market. As iGaming operators expand their operations into newly regulated markets, they invest heavily in targeting new players and educating them as to the products and services available. This impacts our business by resulting in increased demand for, and use of, our games, particularly as we are able to leverage our existing relationships and follow our customers into newly regulated markets. However, new market requirements or changes to existing market requirements may result in additional costs to update our games and/or Games Platform to meet such requirements, and there is no guarantee that we will recover these increased costs. New or updated regulatory or fiscal requirements may also increase the pressure on our customers’ margins, which our customers may seek to mitigate through reducing the proportionate rates payable to us for our games or by developing content in-house instead of licensing our products.
Our revenue growth depends on our ability to respond to frequently changing data protection regulations, policies and customer demands and expectations, which will require us to incur additional costs. The regulatory landscape in this industry is rapidly shifting, and we may become subject to new or amended regulations that restrict our operations or materially and adversely affect our business, financial condition and results of operations.
We derive a significant portion of our revenue from several key geographic markets, and the loss of market share or slower than anticipated growth in any of these markets could adversely affect our business, financial condition and results of operations.
Our revenue is predominantly derived through revenue-share arrangements and determined as a percentage of the GGR earned by our iGaming operator customers (including both our Direct Customers and the customers of our Indirect Customers). The IP information we use for regulatory compliance purposes (for example, territorial geo-blocking) allows us to identify the territory in which players are playing our games. We are able to link this IP information to the GGR data we collect in order to determine in which territories our games’ underlying GGR arose. This allows us to determine in which markets our games are being played. Based on this operational information, we are able to determine that a significant portion of our games’ underlying GGR arises in several key geographic markets, including Canada and the United Kingdom, which we estimate represented 33.1% and 24.4% of our games’ underlying GGR for the nine months ended December 31, 2023, respectively (compared to 32.8% and 22.7% of our games’ underlying GGR for the nine months ended December 31, 2022, respectively). Because our games’ underlying GGR is an essential component of customer billings, a decrease in underlying GGR overall, or in an individual key market, could result in a decrease of billings and thus our revenue in the relevant period. For further discussion regarding the relationship between GGR and how we generate revenue see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Components of Results of Operations — Revenue.” There can be no assurance that we would be able to recover or replace a significant reduction in revenue or anticipated growth thereof in one or more of these markets if that were to happen for any reason, which could adversely affect our business, financial condition and results of operations.
Acquisitions could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute shareholder value and adversely affect our business, financial condition and results of operations.
We have aggregated various studios to further our goal of expanding our games and abilities. As part of our business strategy, we have in the past acquired, and expect to acquire in the future, businesses, joint ventures, assets or other technologies that we believe could complement or expand our games offering, enhance our technical capabilities or otherwise offer growth opportunities. For example, in February 2023, we acquired four gaming studios, and in February 2024, we acquired the B2B assets of DGC. Any acquisition or investment may divert the attention of management that would otherwise be available for the development of our existing business and may cause us to incur various expenses in identifying, investigating and pursuing suitable opportunities, whether or not the transaction is completed, and may result in unforeseen operating difficulties and expenditures. In addition, we operate in a highly competitive environment for mergers and acquisitions, and we may not be able to identify desirable acquisition targets or business opportunities, which may impede our growth and negatively affect our business, particularly if such acquisition targets or business opportunities are key to our growth strategies. If unanticipated costs arise in connection with the integration of these companies or if we do not complete other future acquisitions as intended, our business may be adversely affected, and we may be unable to find other viable manners in which to grow our business.
Furthermore, we may encounter difficulties assimilating or integrating the businesses, technologies, data, solutions, personnel or operations of any acquired companies, particularly if the key personnel of an acquired company choose not to work for us or face cultural challenges integrating with our Company, if their software or technology is not easily adapted to work with our games or technology or if we have difficulty retaining the customers of any acquired business due to changes in ownership, management or otherwise.
We could also face risks related to liability for the activities of any acquired company as conducted before the acquisition, including intellectual property infringement claims, violations of laws and other regulatory risks, commercial disputes, tax liabilities and other known and unknown liabilities, litigation or other claims in connection with the acquired company, including claims from terminated employees, customers, players, former shareholders or other third parties, and our efforts to limit such liabilities could be unsuccessful. Any such acquisitions that we are able to complete may not result in any synergies or other benefits we expected to achieve, which could result in impairment charges that could be substantial. These acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, contingent liabilities, amortization expenses, incremental operating expenses or the impairment of goodwill, any of which could materially and adversely affect our results of operations. If the performance of any acquired business fails to meet our expectations or if any of the above risks or liabilities in connection with an acquisition materialize, our business, financial condition and results of operations may be materially and adversely affected.

The success of our business depends on our ability to retain and expand our existing customer relationships and to attract new customers.
An important component of our future success is our ability to retain and expand our relationships with existing customers and to attract new customers to market, sell and scale our games.
In order for us to monetize and scale our games, it is important that we maintain positive relationships with our customers, who ultimately control how our games are marketed and presented to players. We invest in targeted marketing efforts to identify opportunities to grow the use of our games within and across our customer base, and we implement a variety of customer service strategies to identify opportunities to increase and maintain our customer base. Despite our efforts, our customer retention rates may decline or fluctuate as a result of a number of factors, some of which may be outside of our control, including: the perceived performance and value associated with our games offering, including our customers’ perception of our continued development of commercially successful games; the business strength or weakness of our developers and studios; the success of our games; the entry and success of competitive products and overall general economic conditions in the geographic regions in which we operate.
Obtaining new customers is also important to the success of our business so that we are able to, among other things, support our growth in new markets and manage concentration risk. Significant investment is and will continue to be required in order to expand our customer base, for instance, in connection with our new live casino offering and in new markets within the United States, and there can be no assurance that our efforts will be successful. Our efforts to obtain new customers and maintain existing customers could be adversely affected if iGaming operators or players perceive our competitors’ games, technology or other services to be more relevant or attractive than ours. Additionally, iGaming operators may choose to invest significant efforts in their own internally generated programs and replace certain of our games with their own unless they perceive our games as offering significant incremental and/or long-term benefits. Any decrease in satisfaction with our games or customer support would also harm our brand, reputation and word-of-mouth referrals, which, in turn, would hamper our ability to attract new customers. Additionally, continued or increased customer consolidation within our markets may limit our ability to obtain new customers.
While we believe that we have a large and diverse customer portfolio, we derive a significant portion of our revenue from a limited number of customers, and we cannot assure you that the size and diversification of our customer portfolio will be sufficient to adequately maintain or increase our revenue in the future.
We derive a significant portion of our revenue from a limited number of customers, and in particular our largest customer, Apricot, and the loss of one or more of such customers would result in lower revenue and could harm our business.
Historically, we have derived a significant portion of our revenue from a limited number of customers. For the nine months ended December 31, 2023 and 2022, our top 20 customers accounted for 73.6% and 76.7% of our revenue, respectively, including our largest customer, Apricot, which accounted for 50.2% and 48.4% of our revenue for the nine months ended December 31, 2023 and 2022, respectively. We are party to various games access services agreements with Apricot, which is a B2B reseller of our games, or a subsidiary of Apricot, pursuant to which we provide Apricot with access to our games for further distribution to certain iGaming operators who use Apricot’s turnkey platform services to access and make available our games for individual players. Super Group (SGHC) Limited is a material customer of Apricot. Each of our games access services agreements relates to a specific operator or group of operators: (i) 32Red; (ii) Apollo; (iii) Super Group and (iv) all other such operators existing at the time of the effective date of the relevant games access services agreement.
It is likely that we will continue to generate a significant portion of our revenue from a limited number of customers for the foreseeable future and, in some cases, the portion of our revenue attributable to individual customers may increase in the future. We cannot guarantee that our largest customers will continue to partner with us, and the loss of Apricot or another of our key customers could materially reduce our revenue. Our games services agreements with respect to 32Red, Apollo and Super Group (SGHC) Limited expire on December 31, 2024, July 31, 2024 and December 31, 2035, respectively, subject in each case to automatic renewal unless terminated by the parties sooner upon six months’ written notice. The remaining games access services agreement for all other operators using Apricot’s platform services can be terminated upon one month’s written notice. If Apricot were to terminate any of our games services agreements, our revenue will be reduced and our results of operations will be adversely affected. If we fail to maintain existing customers or develop relationships with new customers, our business would be harmed.
A majority of our revenue is generated from our B2B reseller customers who sell, market and deploy our games to a variety of iGaming operators, and any failure to effectively develop, manage and maintain our indirect sales channels could harm our business.
Our customers consist of Direct Customers and Indirect Customers, including Apricot. Our Direct Customers make our games available to their customers, which consist of players who use iGaming operator websites to access and play games. Our Indirect Customers sell, market and deploy our games to a variety of B2C iGaming operators, which in turn make our games available to players. We generate the majority of our revenue through our Indirect Customers and, in particular, through Apricot. Loss of or reduction in indirect sales through our Indirect Customers, in particular from Apricot, could ultimately reduce the number of potential players able to play our games and therefore reduce our revenue. Furthermore, identifying and retaining resellers, training them in our technology and product offerings and negotiating and documenting relationships with them requires significant time and resources. We cannot assure you that we will be able to maintain our relationships with our Indirect Customers on favorable terms or at all.
Our agreements with Indirect Customers are non-exclusive such that our Indirect Customers may offer their own customers the games of several different companies, including games that compete with our games. Our Indirect Customers may favor our competitors’ games or services over ours, including due to incentives that our competitors provide to our Indirect Customers. One or more of our Indirect Customers could be acquired by one of our competitors, which could adversely affect our ability to sell through that Indirect Customer. If our Indirect Customers do not effectively sell, market or deploy our games, choose to promote our competitors’ games or otherwise fail to meet the needs of the operators that access our games through our Indirect Customers, our ability to sell our games could be adversely affected, which would have a material adverse effect on our business, financial condition and results of operations.
We are dependent on a third-party provider, Apricot, for the provision, customization and maintenance of our Games Platform.
We rely on a third-party provider, Apricot, for the provision, customization and maintenance of our Games Platform, which is the remote gaming system software integration layer that has been customized to meet our business needs and enables our customers to access our games and to configure them according to their needs and preferences. Our ability to generate revenue depends on the performance of the Games Platform, as players can only play our games through this Games Platform. Any issue affecting the Games Platform’s performance or any adverse change in our relationship or agreements with Apricot could have a material adverse effect on our business, financial condition and results of operations.
The Games Platform is owned by Apricot and depends upon Apricot’s technology and services. If Apricot terminates its relationship with us or refuses to renew the platform services agreement between us and Apricot on commercially reasonable terms, we would need to find an alternative provider. Due to certain customized features of the Games Platform, an exact replacement might not be possible for us to find, and we may not be able to secure such replacement on similar terms or within an acceptable time frame. Further, any negative publicity related to the Games Platform or Apricot’s turnkey platform services, including any publicity related to regulatory concerns, could adversely affect our reputation and brand and could potentially lead to increased regulatory or litigation exposure. If any of these risks were to materialize, it could increase our costs and negatively impact our relationship with our customers, which would adversely affect our business, financial condition and results of operations.
Our business relies on certain strategic relationships with external intellectual property (“IP”) and studio suppliers, and the failure to maintain favorable terms and conditions and business relations with respect to our strategic relationships could adversely affect our business, financial condition and results of operations.
We rely on strategic relationships with external game and software development companies to design, develop and supply their games to us for distribution through our business and on other technology providers for technology used in developing some of our games. These strategic partners include gaming companies such as our former parent company, Fusion, and non-subsidiary studios that provide content exclusively to us. If any of these strategic partners were to suspend, limit or cease their operations, terminate their relationships with us or terminate their relationships with us without sufficient notice to identify a replacement party, our results of operations could be adversely affected.
For example, while our agreements with external studio suppliers are often exclusive and typically do not have fixed terms, our external studio suppliers could decide to stop working with us, ask to modify their agreement terms in a cost prohibitive manner when their agreement is up for renewal or enter into exclusive or more favorable relationships with our competitors. Our business depends on continually creating and offering customers high quality games that are attractive to players, and losing any of these relationships might mean offering fewer than expected games in the future or otherwise becoming less competitive as former strategic partners become the competition or develop favorable relationships with our existing competition.
Any loss of a strategic relationship could negatively affect the attractiveness of our games to customers. For example, a strategic partner that is a brand licensor might stop licensing a brand to us, which could be viewed negatively by customers or players. In addition, we may have disagreements or disputes with these parties that could negatively impact or threaten our relationship with them. We cannot assure you that we will be successful in cultivating new strategic relationships or in retaining or extending our existing strategic relationships. If we are unable to develop new strategic relationships or if the parties with whom we currently have strategic relationships were to terminate their relationships with us, our revenue could decline, and our business could be adversely affected.
We rely on third-party providers to perform services that are crucial to the operation of our business, and if our third-party providers do not perform adequately or if they terminate their relationships with us, our business, financial condition and results of operations could be adversely affected.
We rely on third-party service providers to perform many functions that are crucial to the operation of our business including, but not limited to, customer support, software development, information technology (“IT”) infrastructure maintenance and support, information and data security, jackpot administration and management, database management and data analysis. We do not control these providers, and, as a result, we are subject to risks and uncertainties related to the actions taken, or not taken, by them.
The failure of these third parties to provide adequate services and technologies, or to adequately maintain or update their services and technologies, could result in significant disruption to our business operations. For example, if one of our third-party providers had an outage during which uptime was severely inhibited, delayed or unavailable, this could result in decreased volume of gameplay, which would result in decreased revenue. We cannot be certain that we will always detect such outages in a timely fashion or that we will be able to recover any resulting losses from third-party providers. Any such outages may cause our customers to have a negative experience, our brand or reputation may be negatively affected and our customers may be less inclined to continue or resume utilizing our products or recommend our product to other potential customers. As a result, any such outages could harm our reputation, business and operating results. Additionally, while we own the game transaction data generated by each game round played, any outage affecting the Game Platform or sudden unavailability of the Game Platform could impede our ability to collect and store this data, which would have a negative impact on our ability to provide data-based insights to our customers.
The success of our business depends upon the effective operation of certain operating systems, networks and standards that are run by third-party providers. For instance, we rely on geolocation and identity verification systems to ensure that we maintain compliance with certain laws and regulations, and any service disruption to those systems would adversely affect our business. There is no guarantee that the third-party geolocation and identity verification systems on which we rely will perform adequately or will be effective. Additionally, incorrect or misleading geolocation and identity verification data with respect to current or potential players received from third-party service providers may result in us inadvertently allowing access to our games to individuals who should not be permitted to access them or denying access to individuals who should be able to access our games, in each case based on inaccurate identity or geographic location determinations. Our third-party geolocation service providers in turn rely on their ability to obtain information necessary to determine geolocation from mobile devices, operating systems and other sources. Changes, disruptions or temporary or permanent failure to access such sources by our third-party service providers may result in their inability to accurately determine the location of players. Additionally, if players actively try to circumvent geolocation technology to mask their locations, we cannot guarantee that our third-party service providers would be aware of it. Moreover, our inability to maintain our existing contracts with third-party service providers, or to replace them with equivalent third parties, may result in our inability to access geolocation and identity verification data necessary for our day-to-day operations. If any of these risks materialize, we may be subject to disciplinary actions, fines or lawsuits, and our business, financial condition, results of operations and prospects would be adversely affected.
Additionally, we use the services of Jumbo Jackpots (“Jumbo Jackpots”), a subsidiary of Apricot that oversees the administration, funding and payout of our “progressive” jackpot games. If a player wins a progressive jackpot game, Jumbo Jackpots is obligated to furnish the payout to the iGaming operator, who provides the payout to the winning player. As we provide progressive jackpot games to our customers as a service provider, if Jumbo Jackpots did not furnish the jackpot payout in full and in a timely manner, we could be liable to our customers for breach of contract. While we would be entitled to recover any resulting losses from Jumbo Jackpots for breach of contract, such litigation could be costly and time intensive, and we may not be successful in recovering our losses in part or in full. Additionally, while it would be possible to replace Jumbo Jackpots with an alternative service provider, finding a replacement on acceptable terms could be time intensive and costly. Any failure for progressive jackpot game payouts to be furnished in full and in a timely manner would hurt our reputation and could have a material adverse effect on our business, financial condition and results of operations.
We also largely utilize web-based technology, including, for example, cloud-based platforms such as Amazon Web Services. The providers that control these operating systems frequently introduce new technology, and, from time to time, they may introduce new operating systems or modify existing ones. We and our customers are subject to the policies, practices, guidelines, certifications and terms of service of operating system provider platforms upon which we and our customers create, run and monetize applications and content. Each provider has broad discretion to change and interpret its terms of service, guidelines and policies, and those changes may have an adverse effect on us or on our customers’ ability to use our games or software. Providers could also change their technical requirements, guidelines or policies in a manner that materially and adversely impacts the way in which we or our customers collect, use and share data, including restricting our ability to use or read device identifiers, other tracking features or other device data. Our providers may also change their fee structures, add fees associated with access to and use of its platform, alter how customers are able to advertise and monetize on their platform, change how the personal or other information of its users is made available to application developers on their platform, limit the use of personal information and other data for advertising purposes or restrict how users can share information on their platform or across other platforms. Providers could limit or discontinue our access to their platforms or technologies if, for instance, they establish more favorable relationships with one or more of our competitors, and we would have no recourse against any such provider. If we or our customers were to violate, or if a provider believes that we or our customers have violated, a provider’s terms of service, guidelines, certifications or policies, then such provider could limit or discontinue our and/or our customers’ access to its platform. In some cases, these requirements may not be clear, and our interpretation of the requirements may not align with the interpretation of the provider, which could lead to inconsistent enforcement of these terms of service or policies against us and/or our customers and could also result in the provider limiting or discontinuing access to its platform. If our games or Games Platform are unable to work effectively on or with these operating systems, either because of technological constraints or because the provider impairs our ability to operate on its platform, it could have a material adverse effect on our business, financial condition and results of operations.
Additionally, the actions of third-party providers may put our business, reputation and brand at risk. If any of our third-party providers provide inadequate or substandard service, then our customers may have a negative experience with our offerings, our brand or reputation may be negatively affected and our customers may stop utilizing our products and/or be less inclined to continue or resume utilizing our games and services or recommend our games and services to other potential customers. Any negative publicity related to any of our third-party providers, including any publicity related to regulatory concerns, could adversely affect our reputation and brand, and could potentially lead to increased regulatory or litigation exposure. Furthermore, third party service providers are regularly given access to sensitive proprietary information and personal information in performance of their agreed services to us, including, for instance, game and software development services and human resources and customer support services. Such providers could misappropriate and engage in unauthorized use of our information, technology or customers’ or our customers’ players’ data. Further, disruptions in the online gaming industry, financial markets, economic downturns, poor business decisions or reputational harm may adversely affect our third-party providers, including increasing their propensity to engage in fraud or otherwise illegal activity that could harm our reputation, and they may not be able to continue honoring their obligations to us, or we may cease our arrangements with them.
If any of our third-party providers terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we would need to find an alternate provider, and we may not be able to secure similar terms or services or replace such third-party providers in an acceptable time frame, to an acceptable standard or at all. Any of these risks could result in significant one-time costs and adversely affect our business, financial condition, results of operations or prospects.
Our business depends on the interoperability of our games across third-party platforms, operating systems, devices and applications.
Our customers rely on us to create and deploy games that can be played on a wide range of third-party platforms, operating systems, devices and applications so that players can play our games regardless of what device or internet browser they may (or may want to) use to play games. Our success also depends on our ability to simultaneously manage games on multiple platforms and our ability to effectively deploy our games to an increasing number of new platforms, including in new and rapidly changing markets such as the United States. Given the number of third-party platforms we support, it can be difficult to keep pace with the number of third-party updates that are required in order to provide the interoperability that our customers expect and demand. Additionally, third-party platforms are constantly evolving, and we may not be able to modify our games to assure compatibility with third-party platforms following development changes within a timely manner. For example, third-party platforms frequently deploy updates to their hardware or software and modify their system requirements. The success of our business depends on our ability to update or modify our games to effectively respond to changes to device and operating system platform requirements. Failure to provide games with sufficient interoperability or failure to effectively respond to changes or updates to third-party platforms that we currently support could have a material adverse effect on our business, financial condition and results of operations.
Our business may be materially adversely affected if our existing and future games, software and services do not achieve and maintain broad market acceptance, if we fail to keep pace with or adapt to rapidly changing technology, evolving industry and regulatory standards or if we do not invest in games and software development and provide services that are attractive to our customers and players.
Our future business and financial success will depend on our ability to continue to anticipate the needs of current and potential customers and players, to achieve and maintain broad market acceptance for our existing and future software and games, to successfully introduce new and upgraded software and games, to enhance game performance and player experience, to successfully implement our current and future geographic expansion plans and to adapt to new technology trends. To be successful, we must be able to quickly adapt to changes in technology, industry standards and regulatory requirements by continually enhancing our technology, services and games. Developing new services and upgrades to services, as well as integrating and coordinating current services, imposes burdens on our internal teams, including management, compliance and product development. These processes are costly, and our efforts may not be successful.
In addition, successfully launching a new or upgraded game or expanding into a new jurisdiction puts additional strain on our technology and marketing resources. Expanding into new markets and increasing the depth of our coverage within existing markets impose additional burdens on our research, systems development, sales, marketing and general managerial resources. If we are unable to manage our expansion efforts effectively, or if we are unsuccessful in obtaining greater market share or leveraging the widespread adoption of new or upgraded software and games, we may not be able to offset the expenses associated with the launch and marketing of the new or upgraded software and games or of our games in new markets, which could have a material adverse effect on our financial results. Expansion into new markets will also place us in competitive and regulatory environments with which we are unfamiliar and involve various risks, including the need to invest significant resources and the possibility that returns on such investments will not be achieved for several years, if at all.
If we are unable to develop new or upgraded games, fail to release timely updates to games, or if we decide to combine, shift focus from or phase out a game, then our customers, potential customers or players may choose the games of our competitors instead of our games, our revenue may decline and our profitability may be reduced. If we incur significant costs in developing new or upgraded software or games or combining and coordinating existing software or games, or if we are not successful in marketing and selling these new games or upgrades or our customers fail to accept these new or combined and coordinating products, our revenue could decrease, our profitability could be reduced and there could be a material adverse effect on our results of operations. If we eliminate or phase out a game and are not able to offer and successfully market and sell an alternative game, our revenue may decrease, which could have a material adverse effect on our results of operations.
Our success depends on our continued efforts to provide software and games that are attractive to our customers and to players. The market for online gaming software is competitive and evolving, characterized by rapid, complex and disruptive changes in technology as well as player, developer and creator demands, expectations and preferences that could make it difficult for us to effectively compete. For example, in general, the longer a game takes to load, the more likely a player is to navigate away from our game and the less likely such player is to complete a game round. If we fail to minimize loading times, or if our competitors have or are perceived to have faster loading times than we do, then our games will be less popular with players and our customers may choose the games of our competitors instead of our games, which could have a material adverse effect on our business, financial condition and results of operations. Our future success depends on a variety of factors, including our continued ability to innovate, introduce new software and games and release new features, enhance and optimize game performance and user experience, extend our core technology into new applications and anticipate technological developments in a timely and cost-effective manner. If we are unable to do so, or if we are unable to react quickly to new technology trends (such as the widespread adoption of generative artificial intelligence (“AI”)) or otherwise provide software or games that customers or their players want, our customers may become dissatisfied and use competitors’ services. If we are unable to continue offering innovative software and games, we may be unable to attract additional customers or retain our existing customers, which could harm our business, financial condition and results of operations.
We may not be able to successfully manage our growth, and if we are not able to grow efficiently, our business, financial condition and results of operations could be harmed.
We have recently experienced, and anticipate that we will continue to experience, a period of rapid growth in our operations and headcount. The growth and expansion of our business places a continuous significant strain on our management, operational and financial resources. The process of acquiring new entities and assets could subject us to significant costs, including costs related to business integration, human resources and employment, diligence, compliance and legal services, among other costs. If completion of an acquisition is delayed or if we do not complete an acquisition as intended, our business may be adversely affected, and we may be unable to find other viable manners in which to efficiently grow our business. We also intend to expand our business within the United States as the legalization of online gaming has opened up new market opportunities within some U.S. states. However, if we are unable to access the U.S. markets due to legislative restrictions or any other reason, or if our expansion into such markets is not at the scale and speed that we intend, our business, financial condition and results of operations could be adversely affected.
Our success will depend in part on our ability to manage this growth effectively. To manage the expected growth of our operations and personnel, we will need to continue to improve our management, technical, administrative, operational and financial controls and our reporting systems and procedures. As usage of our games grows, we will also need to devote additional resources to improving the capabilities, features and functionality of these systems and procedures. In addition, we will need to appropriately scale our internal business, IT, financial, operating, compliance and administrative systems to serve our growing customer base and continue to manage headcount, capital and operating and reporting processes in an efficient manner. Any failure of or delay in these efforts could result in impaired performance and reduced customer satisfaction, resulting in decreased sales to new customers or loss of existing customers, either of which could hurt our revenue growth and our reputation.
As our business continues to grow in scale, complexity and headcount, the need to scale internal systems may require management to devote additional time and resources to a significant number of projects related to such internal systems, often simultaneously. The cost of such projects in management time and expense, and the resulting risk that management may be unable to apply sufficient attention to the day-to-day operation of the business, may lead our financial results to be adversely affected.
Further, any failure in optimizing the costs associated with our third-party services as we scale could negatively impact our gross margins. Even if we are successful in our expansion efforts, they will be expensive and complex, and require the dedication of significant management time and attention. We may also suffer inefficiencies or service disruptions as a result of our efforts to scale our internal infrastructure. We cannot be sure that the expansion of and improvements to our internal IT infrastructure will be effectively implemented on a timely basis, if at all. Any failure to manage our growth could harm our business, financial condition and results of operations.
If we fail to develop, maintain and enhance our brand and reputation, our ability to expand our customer base will be impaired, and our business, financial condition and results of operations may suffer.
Our reputation forms the foundation of our relationships with key stakeholders, including our customers, business partners, investors, regulatory authorities, employees and the communities in which we operate. Maintaining a positive reputation and brand is critical to our ability to expand our customer base and successfully operate our business. Our business is subject to evolving corporate governance and stakeholder expectations, including with respect to environmental, social and governance (“ESG”) matters and responsible gaming practices, which could affect our brand and reputation. In addition, stakeholder expectations regarding ESG matters continue to evolve rapidly and are not uniform. We also may become subject to evolving and complex rules, regulations and stakeholder expectations relating to ESG matters, including reporting requirements and due diligence obligations, that could result in increased expense and management time and attention to complying with and meeting such regulations and expectations. There is a risk that negative information about us or others with whom we do business, even if based on false rumor or misunderstanding, could adversely affect our business. Any harm to our reputation could adversely impact employee engagement, our ability to attract and retain talent or the willingness of customers and partners to do business with us, any of which could have a material adverse effect on our business, financial condition and results of operations.
Failing to detect or prevent fraud, theft or other forms of unethical behavior, including by players, customers, employees and our third-party providers, could harm our brand and reputation and subject us to investigations and litigation, any of which could negatively impact our business, financial condition and results of operations.
Fraud, theft and other forms of unethical behavior may occur across all touchpoints of our business operations, including such behavior by players, customers, third-party providers, employees or strategic partners. Such acts of fraud, theft or other unethical behavior may involve various tactics, including collusion with our employees or the exploitation of loopholes in our promotional bonus schemes. Successful exploitation of our systems could negatively affect our games, software or services and could harm our reputation. Failure to discover such acts or schemes in a timely manner could result in harm to our operations. In addition, negative publicity related to such schemes could have an adverse effect on our reputation, potentially causing a material adverse effect on our business, financial condition and results of operations. In the event of the occurrence of any such issues in relation to our games, software or services, substantial development and marketing resources and management attention may be diverted from other projects to correct these issues, which may delay other projects and the achievement of our strategic objectives.
In addition, any misappropriation of, or access to, customers’ or players’ or other proprietary information or other breach of our information security could result in legal claims or legal proceedings, including regulatory investigations and actions or liability for failure to comply with privacy and information security laws, including for failure to protect personal information or for misusing personal information, which could disrupt our operations, force us to modify our business practices, damage our reputation and expose us to claims from players, customers, regulators, employees and other persons, any of which could have an adverse effect on our business, financial condition and results of operations.
Despite measures we have taken to detect and reduce the occurrence of fraudulent or other malicious activity in connection with our games, software and services, we cannot guarantee that any of our measures will be effective or will scale adequately with our business. Our failure to adequately detect or prevent fraudulent transactions could harm our reputation or brand, result in litigation or regulatory action or lead to expenses that could adversely affect our business, financial condition and results of operations.
The impact of economic conditions, public health incidents, weather events and natural catastrophes, including the resulting effect on consumer spending, may harm our business and results of operations.
Our results of operations may vary based on the impact of changes on our industry or the economy on us, our partners and our customers. Negative conditions in the general economy in the United Kingdom, United States, Canada and abroad, including conditions resulting from the COVID-19 pandemic or other public health threats, the Russia-Ukraine and Hamas-Israel military conflicts and related political and economic response, bank failures, changes in gross domestic product growth, inflation, rising interest rates, financial and credit market fluctuations, international trade relations, political turmoil, weather events, and natural catastrophes, including warfare and terrorist attacks on the United Kingdom, the United States, Canada, or elsewhere, could adversely affect our liquidity and financial condition as well as demand for our offerings and the growth of our business. In particular, we generate a significant proportion of our revenue from a limited number of geographical markets, including the United Kingdom and Canada. If such negative conditions were to disproportionally affect these markets, the demand for our games and the growth of our business may be more severely impacted. Such disruptions may create additional costs for us to maintain or resume operations and may also negatively affect the growth of our business.
Our results of operations are impacted by the amount of disposable income that players have to spend on online gaming. Actual or perceived risks of an economic recession and recent inflationary pressures may adversely impact consumer disposable income and result in decreased player retention and engagement. In addition, significant increases in the costs of other products required by consumers, as well as a raise in interest rates may affect consumer spending power and result in overall reduced spending and reduced demand for our games. An economic downturn could also lead our customers to experience losses, including due to bankruptcy or our customers ceasing operations, which may result in an inability to collect receivables from these parties. A decline in revenue or the collectability of our receivables could harm our business.
In addition, rising inflation could increase our employee costs and other sales, general and administrative expenses, which could adversely affect our business and results of operations if we are not able to pass on the increased costs to our customers or successfully implement other mitigating actions. Furthermore, rising inflation could lead to a decrease in the amounts that players are willing to wager, which could lead to a decrease in our revenue. Many central banks have increased interest rates as a result of recent inflation, which in turn may increase our borrowing costs or increase any interest expense if we incur indebtedness in the future.
Our current operations are global in scope, and as we plan further geographic expansion we may encounter a variety of operational challenges, which will require the dedication of management attention and financial resources.
Our operations are global in scope, with our headquarters in the Isle of Man, and studios, customers, and a sales presence in many other countries. We are continuing to adapt to global markets, but we cannot assure you that such efforts will be successful. We intend to expand our business within the United States as legalization of online gaming has created new market opportunities within some U.S. states, as well as expand into other markets, such as Latin America, as legalization of online gaming is introduced in such jurisdictions. However, if we are unable to access the U.S. or Latin American markets due to legislative restrictions or any other reason, or if our expansion into those markets is not at the scale and speed that we intend, our business, financial condition and results of operations could be adversely affected. We expect that our global activities will continue to grow for the foreseeable future as we continue to pursue opportunities in new and existing markets, which will require the dedication of management attention and financial resources.
Our current and future global business operations involve a variety of risks, including:
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slower than anticipated availability and adoption of our games by content creators and developers outside our existing markets;

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the need to adapt to and localize our games for specific countries and cultures;

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the difficulty of maintaining our company culture across all of our offices globally;

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greater difficulty collecting accounts receivable and potential for longer payment cycles;

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burdens of complying with a variety of laws, including costs associated with legal structures, accounting, audits, statutory filings and tax liabilities;

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burdens of complying with a variety of gaming regulations, including costs associated with developing technical builds of, and/or functionality in, our games for different markets;

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changes or instability in a specific country’s or region’s political, social or economic conditions, including in the United Kingdom as a result of its exit from the European Union;

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differing and potentially more stringent regulations relating to privacy and data security and the unauthorized use of, or access to, commercial and/or personal information;

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differing and potentially more onerous labor regulations and practices or strike actions, especially in Europe, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations or the existence of workers’ councils and labor unions;

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challenges inherent in efficiently managing, and the increased costs associated with, an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits, statutory equity requirements and compliance programs that are specific to each jurisdiction;

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unexpected changes in trade relations, regulations, laws or enforcement;

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difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems and regulatory systems;

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difficulties in monitoring potential illegal activities, such as fraud;

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increased travel, real estate, IT infrastructure and legal compliance costs associated with multiple global locations and subsidiaries;

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currency exchange rate fluctuations and the resulting effect on our revenue and expenses, and the costs and risks of entering into hedging transactions if we choose to do so in the future;

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restrictions on the transfer of funds, such as limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;

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enhanced difficulties of integrating any foreign acquisitions;

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laws and business practices favoring local competitors or general market preferences for local vendors;

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reduced or uncertain intellectual property protection or difficulties obtaining, maintaining, protecting or enforcing our intellectual property rights, including our copyrights, trademarks and patents;

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political instability, hostilities, war or terrorist activities, high crime rates, power failures and outages in certain jurisdictions;

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exposure to liabilities under anti-corruption and anti-money laundering laws in the jurisdictions in which we operate; and

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adverse tax burdens and foreign exchange controls that could make it difficult to repatriate earnings and cash.

If we invest substantial time and resources to further expand our operations and are unable to do so successfully and in a timely manner, our business and results of operations will suffer.
Macroeconomic factors such as increased commodity prices, higher costs of labor, insurance and healthcare, supply chain and changes in or changes to the interpretations of other laws, regulations and taxes may also increase our cost of services and our sales, general and administrative expenses, and may otherwise adversely affect our financial condition and results of operations.
Our insurance may not provide adequate levels of coverage against claims or we may be unable to find insurance with sufficient coverage at a reasonable cost.
We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Additionally, there are types of losses that we believe are becoming more difficult to insure on commercially acceptable terms, such as losses due to cybersecurity attacks. See “— If we or our third-party service providers experience a security breach or if unauthorized parties otherwise obtain access to customers’ data, our data and/or Games Platform, our games or Games Platform may be perceived as not secure, our reputation may be harmed, our business operations may be disrupted, demand for our games may be reduced and we may incur significant liabilities.” Moreover, if we do not make policy payments on a timely basis, we could lose our insurance coverage, or if a loss is incurred that exceeds policy limits, our insurance provider could refuse to cover our claims, which could result in increased costs. If we are unable to make claims on our insurance, then we may be liable for any such claims, which could cause us to incur significant liabilities.
Although we believe that we have adequate coverage, if we lose our insurance coverage and are unable to find similar coverage elsewhere or if rates continue to increase, it may have an adverse impact on our business, financial condition and results of operations.
We may have difficulty accessing banking services due to the nature of our business, which may make it difficult to operate or support the growth of our business.
Although financial institutions are permitted to provide services to us and others in our industry, banks may be hesitant to offer banking and payment processing services to us as our software is used by online gaming businesses. Consequently, businesses involved in our industry, including our own, may encounter difficulties in establishing and maintaining banking relationships with a full scope of services and generating market rate interest. Similarly, our providers’ banks and/or credit card providers might decline to allow our providers to effect transactions with online gaming or businesses or might block such attempted transactions. If we are unable to maintain our bank accounts or our providers are unable to use their bank accounts to make payments, it would be difficult for us to operate our business, increase our operating costs and pose additional operational, logistical and security challenges, which could result in an inability to implement our business plan and harm our business, financial condition, results of operations and prospects.
We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all, and we may in the future incur third-party debt, including to finance acquisitions.
While we have been profitable in the past, we cannot be certain that our operations will continue to generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business, including strategic acquisitions, and may require additional funds to respond to business challenges, including the need to develop new games, software or services or enhance our existing games, software and services, enhance our operating infrastructure, expand globally and acquire complementary businesses and technologies. Additional financing may not be available on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, financial condition and results of operations. Even if we are able to raise such capital, we cannot assure you that it will enable us to achieve better operating results or grow our business.

While as of the date of this prospectus we do not have any third-party debt (except for amounts owed under our lease agreements), should we incur indebtedness in the future, it could: be difficult for us to satisfy any such debt obligations and liabilities; increase our vulnerability to, and reduce our flexibility to respond to, general adverse economic and industry conditions; require the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, any indebtedness; restrict us from pursuing acquisitions or exploiting business opportunities; limit our flexibility in planning for, or reacting to, changes in our business, the competitive environment and the industry in which we operate; increase our exposure to interest rate increases if some of our indebtedness bears a floating rate of interest; place us at a competitive disadvantage compared to our competitors that are not as leveraged; limit our ability to obtain additional financing to fund future operations, capital expenditures, business opportunities, acquisitions and other general corporate purposes and increase the cost of any future borrowings. Any of these or other consequences or events could have a material adverse effect on our business, financial condition and results of operations.
The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if each market in which we compete grows as forecasted, our business could fail to grow at a similar rate in such market, if at all.
The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Market opportunity estimates and growth forecasts included in this prospectus, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that affect the calculation of our market opportunity are also subject to change over time.
Our expectations regarding potential future market opportunities that we may be able to address are subject to even greater uncertainty. For example, our expectations regarding future market opportunities in gaming depend, among other things, on the extent to which we are able to increase the penetration of the emerging markets within the United States for our games and the extent to which we are able to develop new games and features that expand the applicability of our software. We cannot assure you that each relevant United States market will mature in line with our expectations, or that any particular number or percentage of addressable players or customers assumed by our market opportunity estimates will purchase our games at all or generate any particular level of revenue for us. In addition, any expansion in our market depends on a number of factors, including the cost, performance and perceived value associated with our software and that of our competitors. Even if each market in which we compete meets the size estimates and growth forecasts included in this prospectus, our business could fail to obtain a substantial share of this market or grow at a similar rate, if at all. Our growth is subject to many risks and uncertainties. Accordingly, the estimates of market opportunity or forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.
Our results of operations may fluctuate for a variety of reasons, and these fluctuations make it difficult for us to forecast our future results of operations and could result in our failure to execute our operating plan or to meet the expectations of investors or analysts for any period.
Our results of operations have fluctuated in the past and are expected to fluctuate in the future. As a result, period-to-period comparisons of our results of operations may not be meaningful, particularly as we scale the size of our operations, and our past results may not be indicative of our future performance. Our results of operations may fluctuate due to a variety of factors, many of which are outside of our control and, as a result, may not fully reflect the underlying performance of our business. Such factors include, without limitation:
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our ability to attract new customers and retain existing customers;

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changes in the mix of games we sell to customers;

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our ability to price our games effectively;

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the timing and success of new game or software introductions by us or our competitors or any other change in the competitive landscape, including consolidation among our customers or competitors;

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fluctuations in the demand for our customers’ products and our customers’ ability to monetize those products;

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unpredictability related to the costs that we incur in order to comply with rapidly changing regulatory or legal requirements, especially with respect to privacy and security matters;

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changes in customers’ budgets and in the timing of their budget cycles;

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our ability to successfully expand our business globally;

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our reliance on third-party providers and delays in the technical integration of new customers to our Games Platform and resulting delays in generating revenue from these new customers until the technical integration by the third parties is complete;

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changes in our pricing policies or those of our competitors;

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investments in new features and functionality of our games;

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general economic conditions in the markets in which we operate;

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future accounting pronouncements or changes in our accounting policies or practices;

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the amount and timing of our operating costs, including amount and timing of costs associated with recruiting, training and integrating new employees and retaining and motivating existing employees;

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significant security breaches of, technical difficulties with or interruptions to the delivery and use of our software;

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changes in the competitive dynamics of our markets, including consolidation among competitors or customers;

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the timing and impact of acquisitions and costs associated with integrating acquired companies; and

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increases or decreases in our expenses caused by fluctuations in foreign currency exchange rates.

Any of the above factors, individually or in the aggregate, may result in significant fluctuations in our financial and other operating results from period to period. These fluctuations make it difficult for us to forecast our future results of operations and could result in our failure to meet our operating plan or the expectations of investors or analysts for any period. As a result, you should not rely on our results or growth for any prior quarterly or annual periods as any indication of our future results or growth, and you should consider and evaluate our prospects in light of the risks and uncertainties frequently encountered by growing companies in rapidly evolving markets. If we fail to meet such expectations for these or other reasons, the market price of our ordinary shares could fall substantially, and we could face costly lawsuits, including securities class action suits.
Fluctuations in currency exchange rates could harm our operating results and financial condition.
The reporting currency for our consolidated and combined financial statements is the Euro. While the majority of the cash we generate is denominated in Euros, we also generate a significant portion of our revenue in other currencies, including primarily the British Pound Sterling and South African Rand. As a result, a portion of our revenue is subject to fluctuations due to changes in foreign currency exchange rates. Furthermore, a significant portion of our operating expenses is denominated in currencies other than the Euro. As we continue to expand our operations, including in the United States and Canada, we expect that our exposure to the effects of fluctuations in currency exchange rates will increase. Because we conduct business in currencies other than Euros but report our results of operations in Euros, we also face translation exposure to fluctuations in currency exchange rates, which could hinder our ability to predict our future results and earnings and could materially and adversely impact our financial condition and results of operations.
To date, we have engaged in minimal currency hedging activities to limit the risk of exchange fluctuations. If we do engage in currency hedging activities in the future, the use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

Indemnity provisions in various agreements to which we are a party potentially expose us to substantial liability for infringement, misappropriation or other violations of intellectual property rights, data protection and other losses.
Our agreements with our customers and other third parties include indemnification provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of infringement, misappropriation or other violation of intellectual property rights, data protection or other data rights, damages caused by us to property or persons or other liabilities relating to or arising from our software, services, products, our acts or omissions under such agreements or other contractual obligations. Although we attempt to contractually limit our liability with respect to such indemnity obligations in all of our customer agreements, large or a high number of simultaneous indemnity payments could harm our business, financial condition and results of operations, and we may be required to cease providing certain functions or features on our games as a result of any such claims. Even if we succeed in contractually limiting our liability, such limitations may not always be enforceable. Any dispute with a customer or other third party with respect to such obligations could have adverse effects on our relationship with such customer or other third-party and other existing or prospective customers, reduce demand for our games and adversely affect our business, financial conditions and results of operations. In addition, although we carry general liability insurance, our insurance may not be adequate to indemnify us for all liability that may be imposed on us or otherwise protect us from liabilities or damages with respect to claims, including clams on such matters as alleged compromises of customer data, which may be substantial. Any such coverage may not continue to be available to us on acceptable terms or at all.
Our unaudited pro forma condensed combined financial information may not be representative of our future results.
The pro forma financial information included in this prospectus is constructed from our consolidated and combined financial statements and the historical consolidated financial statements of Mahi and the Velo Studios and does not purport to be indicative of the financial information that will result from our future operations. The pro forma financial information presented in this prospectus is based, in part, on certain assumptions that we believe are reasonable; however, we cannot assure you that our assumptions will prove to be accurate over time. Accordingly, the pro forma financial information included in this prospectus does not purport to be indicative of what our results of operations and financial condition would have been had we, Mahi and the Velo Studios been a combined entity during the periods presented or what our results of operations and financial condition will be in the future.
Risks Related to Our Employees and Operations
Our chief executive officer, Walter Bugno, serves in such role pursuant to a consultancy agreement, and, accordingly, we may face competitive fiduciary and pecuniary interests that conflict with our interests.
We are party to a consultancy agreement, dated April 1, 2022 (as subsequently amended, the “Consultancy Agreement”), with RNG Squared S.A.R.L. (“RNG Squared”), a management and consulting services company owned by Walter Bugno and his spouse, for the provision of services of Mr. Bugno as our Chief Executive Officer. RNG Squared is permitted to accept other engagements during the term of the Consultancy Agreement. The Consultancy Agreement shall continue unless and until terminated by either party giving not less than six months’ written notice. RNG Squared’s ability to accept other engagements is limited by restrictions in the Consultancy Agreement, where the acceptance of such engagements would result in Mr. Bugno not devoting sufficient time to our business, or it would result in a breach of RNG Squared’s duties under the Consultancy Agreement. However, we can provide no assurances that Mr. Bugno will not devote significant time to the management of other entities. Mr. Bugno may also have competing fiduciary obligations and pecuniary interests relating to other businesses that may conflict with our interests. To the extent RNG Squared accepts alternative engagements that require the devotion of significant time from Mr. Bugno, or that these additional activities create a conflict between such external interests and our own interests, investors and commercial partners may lose confidence in our company, and our business, financial condition and results of operations would be adversely affected.

We rely on the performance of highly skilled personnel, including our management and other key employees, and the loss of one or more of such personnel, or of a significant number of our team members, or the inability to attract and retain executives and employees we need to support our operations and growth, could harm our business.
Our success and future growth depend upon the continued services of our management team and other key employees. In particular, certain members of our leadership team are critical to our overall management, as well as the continued development of our software, games, culture and strategic direction. From time to time, there may be changes in our management team resulting from the hiring or departure of executives and key employees, which could disrupt our business. We also are dependent on the continued service of our sales and partnership teams to maintain and expand our customer relationships and market games to our customers, the leaders of our studio teams to manage our studios and our software developers team to develop new technologies, including our own proprietary games platform. We may terminate any employee’s employment at any time, with or without cause, and any employee may resign at any time, with or without cause, subject only to the notice periods prescribed by each employee’s respective agreement if done without cause. The loss of one or more members of our senior management or key employees could harm our business, and we may not be able to find adequate replacements in a timely manner or at all. We cannot ensure that we will be able to retain the services of any members of our senior management or key employees.
In addition, we must attract and retain highly qualified personnel in order to execute our growth plan. We have had temporary difficulty quickly filling certain open positions in the past, and we expect to have significant future hiring needs corresponding to our growth. Competition to hire data scientists, research and development specialists and experienced sales professionals is intense, and particularly so in the areas in which we have offices and studios. In order to continue to access top talent, we expect to continue to expand our operations to new jurisdictions, which may add to the complexity and costs of our business operations. From time to time, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. As a result, if the perceived value of our equity awards declines or experiences significant volatility such that prospective employees believe there is limited upside to the value of our equity awards, it may adversely affect our ability to recruit and retain key employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed.
We generally enter into non-competition agreements with our employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period of time. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work, and it may be difficult for us to restrict our competitors from benefiting from the expertise our former employees developed while working for us.
Risks Related to Our Information Technology and Cybersecurity
Interruptions, performance problems or defects associated with our software or games may adversely affect our business, financial condition and results of operations.
Our reputation and ability to attract and retain customers and grow our business depends in part on our ability to offer our games at high levels of reliability, scalability and performance, including the ability of our existing and potential customers to access our games quickly and easily at any time of the day. Interruptions in the performance of our software or any of our individual games, whether due to system failures, computer viruses, denial of service attacks or physical or electronic break-ins, could affect the availability of our internal systems, Games Platform, data or any of our individual games. Players may experience disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of customers accessing our Games Platform simultaneously, denial of service attacks or other security-related incidents.
It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our customers’ player bases grow and our customers’ own software platforms become more complex. If our customers’ platforms are unavailable or if our customers are unable to access our products within a reasonable amount of time or at all, we may experience a loss of customers, loss in volume of gameplay, lost or delayed market acceptance of our products, delays in payment to us by customers, injury to our reputation and brand, legal claims against us, significant costs of remedying these problems, significant costs of compensating customers to maintain our relationships and the diversion of our resources. In addition, to the extent that we do not effectively address any capacity constraints, upgrade our systems as needed or continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition and results of operations, as well as our reputation, may be materially and adversely affected.
Further, the technology underlying our software is inherently complex and may contain material defects or errors, particularly when new games are first introduced or when new features or capabilities are released. We have from time to time found defects or errors in our software, and new defects or errors in our existing games or new games may be detected in the future by us, our customers or their players. We cannot assure you that our existing games and new games will not contain defects. Any defects could result in loss of revenue and customer confidence in our games, even if only one of our games contained defects. Any real or perceived errors, failures, vulnerabilities or bugs in our software or individual games could result in negative publicity or lead to data security, access, retention or other performance issues, or threaten our compliance with various ISO standards, any of which could harm our business. Additionally, if a defect resulted in a game not complying with the requirements of a certain regulated market, we could face adverse regulatory consequences, including investigations, fines or suspension of one or more of our licenses, depending on the severity and scope of the defect. The costs incurred in correcting such defects or errors may be substantial and could harm our business. Moreover, the harm to our reputation and legal liability related to such defects or errors may be substantial and could similarly harm our business. If any of the foregoing occurred, it could have a material adverse effect on our business, financial condition and results of operations.
If we or our third-party service providers experience a security breach or if unauthorized parties otherwise obtain access to customers’ data, our data and/or our Games Platform, our games or Games Platform may be perceived as not secure, our reputation may be harmed, our business operations may be disrupted, demand for our games may be reduced and we may incur significant liabilities.
Operating our business involves the collection, storage and transmission of proprietary and confidential information, including, in some cases, personal information, of our employees, studio employees, customers, players and the confidential information (including personal information) we receive from our partners, studios and customers. We rely on internal computer systems, Apricot’s computer systems and those of our current and any future strategic collaborators, vendors and other contractors or consultants, and the confidentiality, integrity and availability of such systems and our confidential information are vulnerable to cyber-attacks, computer malware (including viruses), unauthorized access, natural disasters, cybersecurity threats, terrorism, war, telecommunication and electrical failures. We have been subject to data security breaches in the past and may be again in the future. The security measures we and our third-party providers take to protect this information may be breached as a result of social engineering (including, but not limited to, deep fakes (which may be increasingly more difficult to identify as fake), spear phishing and ransomware attacks), hacking and other efforts by individuals or groups of hackers and sophisticated organizations, including state-sponsored organizations or nation-states, organized crime, other criminal enterprises, individual actors and/or advanced persistent threat groups. In addition, we may experience intrusions on our physical premises by any of these threat actors. Furthermore, remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations.
Our organization is also vulnerable to intentional or unintended acts or omissions by anyone with authorized access that create exploitable vulnerabilities. For example, internal employees who have access to sensitive product code or other proprietary information may collaborate with external bad actors to engage in fraudulent activities against us. Such collusion can manifest in various forms, including data breaches, intellectual property theft or financial fraud schemes. We have implemented security measures, including access controls and employee monitoring, intended to mitigate this risk. However, we cannot ensure sufficient ongoing vigilance and adherence to our security protocols in order to safeguard our assets and maintain the trust of our stakeholders.
Cyber incidents have become more prevalent in recent years and have been increasing in sophistication, technique and frequency, and businesses in our industry are frequently subject to cyber-attacks. In particular, we and our partners, including Apricot, have been subject to distributed denial of service attacks, none of which have had a material impact on our business as of the date of this prospectus. Threat actors are becoming increasingly sophisticated in using techniques and tools, including AI, that circumvent security controls, evade detection and remove forensic evidence. Incidents may include third parties attempting to gain access to employee or customer data using stolen or inferred credentials, computer malware, viruses, spamming, phishing attacks, ransomware, card skimming code and other deliberate attacks and attempts to gain unauthorized access. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our network security or our website change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques, react in a timely manner or implement adequate preventative measures.
For example, attempts by malicious actors to frequently induce our personnel into disclosing usernames, passwords or other information that can be used to access our systems have increased and could be successful. Our security measures could also be compromised by personnel, theft or errors or be insufficient to prevent harm resulting from security vulnerabilities in software or systems on which we rely. Such incidents may occur, resulting in unauthorized, unlawful or inappropriate access to, inability to access, disclosure of or loss of the sensitive, proprietary and confidential information that we handle. Security incidents could also damage our IT systems and our ability to make the financial reports and other public disclosures required of public companies.
We rely on third-party service providers to provide critical services that help us maintain, develop and deliver our games and operate our business. In the course of providing their services, these providers may support or operate critical business systems for us or store or process personal information and any of the same proprietary and confidential information that we handle. These service providers may not have adequate security measures and could experience a security incident that compromises the confidentiality, integrity or availability of the systems they operate for us or the information they process on our behalf. Such occurrences could materially and adversely affect our business to the same degree as if we had experienced these occurrences directly, and we may not have recourse, or have limited recourse, from the responsible third-party service provider for the resulting liability we incur.
While we have developed and implemented systems and processes designed to protect the integrity, confidentiality and security of our studios’ and our employees’ confidential and personal information under our control, we cannot guarantee that any security measures that we or our third-party service providers have implemented will be effective against current or future security threats. A security breach or other security incident, or the perception that one has occurred, could: result in a loss of customer confidence in the security of the Games Platform, damage to our reputation and brand or loss or unavailability of data, which we may not be able to effectively restore; reduce demand for our games; disrupt normal business operations; require us to incur material costs to investigate and remedy the incident; recover data (if possible) and prevent recurrence; expose us to litigation, regulatory enforcement action, fines, penalties and damages and materially and adversely affect our business, financial condition, results of operations and reputation. These risks are likely to increase as we continue to grow and process, store and transmit an increasingly large volume of data.
We have legal and contractual obligations to notify relevant stakeholders of security breaches. Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities and others of security breaches involving certain types of data in certain circumstances. For example, laws in the European Economic Area (“EEA”), United Kingdom and all 50 U.S. states may (depending on the nature of the breach) require businesses to provide notice to regulatory authorities and/or individuals whose personal information has been disclosed as a result of a data security breach. Also, pursuant to the California Consumer Privacy Act and the California Privacy Rights Act (together, the “CCPA”), if we experience a security breach, California residents could bring a private right of action claiming the breach was the result of our violation of the duty to implement and maintain reasonable security procedures and practices, which could be costly and cause reputational harm. Similarly, there is an increasing risk of class actions in the United Kingdom and Europe. Security breaches could also result in enforcement actions by government or regulatory authorities alleging that we have violated laws that require us to maintain reasonable security measures and comply with mandatory disclosure requirements. Failure to comply with these notification requirements could subject us to regulatory scrutiny and additional liability.
In addition, our agreements with certain customers and third-party partners may require us to notify them in the event of a security breach. Such mandatory disclosures are costly, could lead to negative publicity and may cause our customers to lose confidence in the effectiveness of our security measures. A security breach could lead to claims by our studios, their users or other relevant parties that we have failed to comply with contractual obligations to implement specified security measures. As a result, we could be subject to legal action, including class actions, or our customers could end their relationships with us. We cannot assure you that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages.
Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages or claims related to our data privacy and security obligations. While we do have in place insurance policies with respect to, and service agreements with external suppliers to prevent, cybersecurity attacks, we cannot be certain that our insurance coverage or any other contractual protections we may have will be adequate for data security liabilities actually incurred, will cover any indemnification claims against us relating to any incident, will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage or the occurrence of any changes to our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation, business, financial condition and results of operations.
In addition, we continue to expend significant costs in order to protect our Games Platform and to offer additional security features to our customers, and we expect to continue doing so in the future. Any increase in these costs could adversely affect our business, financial condition and results of operations.
While we have policies in place to limit the use of open-source software in our games, open-source software may be used in some technology used by or licensed to us, which could negatively affect our ability to sell our services or subject us to litigation.
We have processes and policies in place to limit our technology containing software modules licensed to us by third-party authors under “open-source” licenses. However, we cannot guarantee that no open-source software is used in our games or in the technology licensed to us by third-party providers. Use and distribution of open-source software may entail greater risks than use of third-party commercial software, as open-source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. In addition, the public availability of such software may make it easier for others to compromise our technology.
Some open-source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open-source software we use or grant other licenses to our intellectual property. If we combine our software with open-source software in a certain manner, we could, under certain open-source licenses, be required to release the source code of our software to the public. This would allow our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages. Alternatively, to avoid the public release of the affected portions of our source code, we could be required to expend substantial time and resources to re-engineer some or all of our software.
Although we monitor our use of open-source software to avoid subjecting our technology to conditions we do not intend, the terms of many open-source licenses have not been interpreted by U.S. or other national courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products. From time to time, there have been claims challenging the ownership of open-source software against companies that incorporate open-source software into their platforms. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open-source software. Moreover, we cannot assure you that our processes for controlling our use of open-source software in our technology will be effective. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement or other liability or be required to seek costly licenses from third parties to continue providing our offerings on terms that are not economically feasible, to re-engineer our technology, to discontinue or delay the provision of our offerings if re-engineering could not be accomplished on a timely basis or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition and results of operations.
Use of generative AI tools in our business may result in significant reputational harm and liability.
We use generative AI tools (“Generative AI Tools”) in our business, including to generate software code and other materials and content for use in our games, and we expect to use Generative AI Tools in the future. Generative AI refers to AI technology that creates new content (such as text, audio, data, images, video or software code) (“Output”) by leveraging content that the technology was trained on (for example, through machine learning) in response to prompts submitted by a user (“Prompts”). Generative AI provides significant opportunities for new and efficient forms of content development, across a wide range of applications. However, generative AI is relatively new, and the business, legal and ethical landscape regarding its use, commercialization and regulation is unsettled and constantly evolving. Uncertainty in the legal regulatory regime relating to AI may require significant resources to modify and maintain business practices to comply with relevant U.S. and non-U.S. laws.
The use of Generative AI in aspects of our business may present material risks and challenges that could increase as Generative AI Tools become more prevalent. We also face such risks and challenges in respect of third-party providers using AI-generated work product in the content they provide to us.
Recent decisions of the U.S. Copyright Office suggest that we would not be able to claim copyright ownership in any Output, and the availability of such protection in other countries is unclear. In the United Kingdom, copyright law may protect works generated by a computer where there is no human creator; however, to date there has been no judicial treatment of these computer-generated work considerations in the context of Generative AI. Therefore, even in jurisdictions where copyright protection may be extended to AI-generated works, the ownership of any Outputs generated using Generative AI Tools may be subject to legal challenge. As a result, we may not be the legal owner of the Output, which in turn is likely to prevent or limit our ability to enforce our rights in the Output, prevent others from copying it or reusing it or stop the provider of the Generative AI Tool from using identical Outputs. The Generative AI Tool’s terms of service may also declare that the provider of the Generative AI Tool owns the Outputs or that it retains a broad right to re-use the Outputs beyond the right to use the Outputs (and the Prompts) to train the Generative AI Tool.
In addition, we have little or no insight into the third-party content and materials used to train the Generative AI Tools or the extent of the original works that remain in the Output. As a result, we may face claims from third parties claiming infringement of their intellectual property rights or infringement of open-source licenses or other license terms. Open-source licenses have various conditions on the use of the source code, ranging from notice and attribution requirements to other more onerous provisions, such as an obligation to make any proprietary code linking to or derived from such open-source code available under the same license terms, which could have significant implications for the protection of our proprietary code. We could also be subject to various claims, including: from the providers of the Generative AI Tools if our use of the Output or the service is inconsistent with, or in breach of, the terms of use; from our customers, including contractual claims if the agreement prohibits the use of AI-generated content in our offering and indemnification claims if our products or services, including our games, incorporate any infringing Output. Any of these claims could result in legal proceedings and could require us to purchase a costly license, comply with the requirements of open-source software license terms, limit or cease using the Output unless and until we can re-engineer such Output to avoid infringement or change the use of, or remove, the implicated Output. In practice, this could prevent us from selling the affected games or otherwise monetizing the use of our games or require removal of the games from the market, which could lead to reputational damage and loss of revenue.
Our use of Generative AI Tools for software development may also present additional security risks because the generated source code may have been modelled from publicly available code or otherwise not subject to all of our standard internal controls. There is also a risk that bad actors may intend to influence training models to incorporate latent security issues, trojans, malware or “inorganic” results in Outputs. Unlike open-source software, which typically involves community oversight and review of contributions to open-source projects or other community-driven code, Generative AI Tools may not have the same oversight and review, increasing the risk of any widespread vulnerability or influence of algorithmic output by those with intentions that are against the interest of users or entire groups of users. In addition, AI algorithms may be flawed, and datasets may be insufficient or contain biased information, which could result in inaccurate Output, or Output that is discriminatory, unethical or biased.
In the event that any Output specifically identifies a natural person, such as by their image, video or voice, the user of such Output may be violating their rights of publicity or creating a false association between them and the user, if they do not have an agreement with that third party to do so. Any use of Generative AI Tools that have been trained using a person’s name, image, voice or likeness, or that create Output that may incorporate a person’s name, image, voice or likeness, are subject to these risks.
We also face risks in respect of any personal information or confidential or proprietary information of our Company that may be included in any Prompts. Generative AI Tools do not typically have confidentiality or security obligations with respect to Prompts or Outputs. As a result, if our confidential information, or information of a third party to which we have an obligation to keep confidential, is included in the Prompt provided to the Generative AI Tool, the Generative AI Tool might disclose or reuse such confidential information, including re-creating the Output to others or using the confidential information as training data for other Outputs, and we may not have the ability to prevent the Generative AI Tool from doing so. Additionally, there is the risk of personal information being included in a Prompt, which could result in such personal information being inappropriately transferred or processed. This could result in a breach of our obligations under applicable data protection law, or contracts with third parties, which could put us at risk of a fine from the relevant regulator and/or a claim for damages.
Several jurisdictions around the globe, including Europe and certain U.S. states, have proposed or enacted laws governing Generative AI Tools. For example, European regulators have proposed a stringent AI regulation, and we expect other jurisdictions will adopt similar laws. Additionally, certain privacy laws extend rights to consumers (such as the right to delete certain personal information) and regulate automated decision making, which may be incompatible with our use of Generative AI Tools. These obligations may make it harder for us to conduct our business using Generative AI Tools, lead to regulatory fines or penalties, require us to change our business practices, retrain our Generative AI Tools or prevent or limit our use of Generative AI Tools. For example, the U.S. Federal Trade Commission (“FTC”) has required other companies to turn over (or disgorge) valuable insights or trainings generated through the use of Generative AI Tools where they allege the company has violated privacy and consumer protection laws. If we cannot use Generative AI Tools or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage.
The risks resulting from use of Generative AI Tools could be difficult to eliminate or manage, and, if not addressed, could have a material adverse effect on our business, reputation, results of operations, financial condition and prospects.
Risks Related to Litigation, Regulatory Compliance and Governmental Matters
The online gaming industry is subject to extensive and changing laws and regulations (including applicable direct and indirect taxation, anti-corruption, anti-money laundering and economic sanctions laws) as well as licensing requirements, and any failure to comply with such laws, regulations and requirements, or the interpretation or enforcement thereof, could have a material adverse effect on our business, financial conditions and results of operations.
Regulatory requirements applicable to the online gaming industry vary from jurisdiction to jurisdiction. Because of the broad geographical reach of our customers’ operations, they and we are subject to a wide range of complex laws and regulations in the jurisdictions in which we all operate. Furthermore, a key part of our corporate strategy is to take advantage of the global expansion of jurisdictions regulating the iGaming industry. Applicable laws and regulations govern, for example, market access, advertisement, competition and consumer protection, privacy and personal information, payouts, taxation, cash and anti-money laundering compliance procedures and other specific limitations, such as permissible forms of gaming and betting online. These laws and regulations vary from one jurisdiction to another, and future legislative, regulatory and enforcement action, court decisions or other governmental action may be affected by, among other things, political pressures and changes in government leadership or legislative or governmental priorities. Any such action may have an adverse direct impact on our operations and financial results or indirectly on the basis they adversely impact on our customers’ operations and financial results. Some jurisdictions have introduced regulations attempting to restrict or prohibit online gaming or the marketing thereof, while others have taken the position that online gaming should be licensed and regulated and have adopted or are in the process of considering legislation and regulations to enable online gaming in their jurisdictions. Additionally, some jurisdictions in which we may operate and/or from where our customers derive revenue and which are presently unregulated or partially regulated may enact or change laws and regulations, resulting in such customers (and potentially us) needing to obtain local licenses. We cannot predict the timing, scope or terms of the implementation or revision of any such state, federal or foreign laws or regulations, or the extent to which any such laws and regulations may facilitate or hinder our strategy or be applicable to or impactful on our business, operations and financial condition. Any enactment of laws or regulations in these jurisdictions related to online gaming or the marketing thereof would require a change in how we conduct business in such jurisdictions, and may lead to incremental expense in our operations in such territories.
In particular, regulation of online gaming in the United States is evolving rapidly, as states, including Connecticut, Michigan, New Jersey and Pennsylvania, have legalized online gaming in the recent past. We have obtained regulatory licenses in these states and also acquired certain assets of Digital Gaming Corporation USA (“DGC”) that have enabled us to commence business activities in the United States. We are monitoring ongoing regulatory discussions in additional states, which we expect to result in the legalization of online gaming across additional states over the next few years. The delay or cessation of these ongoing regulatory discussions or the implementation of strict licensing requirements or adverse regulation, or any adverse actions taken by gaming authorities or consumer protection agencies could have a significant impact on our business, financial condition and results of operations. If we are unable to effectively develop and operate directly or indirectly within these additional states once the laws are regulated, if at all, or if our competitors are able to successfully penetrate geographic jurisdictions that we cannot access or where we face other restrictions, there could be a material adverse effect on our business, operating results and financial condition. Our failure to obtain or maintain the necessary regulatory approvals and licenses in these additional states, whether individually or collectively, could have a material adverse effect on our business, operating results and financial condition.
In addition to limiting the scope of our permitted activities, some of these regulations may limit the number and configuration of the online gaming activities of our customers that we may support. Gaming authorities, governments or other regulatory bodies may deny, revoke or suspend our licenses and impose fines or seize our assets if we are found to be in violation of any of these regulations. If a license is required by a regulatory authority, and we fail to seek or do not obtain the necessary license, then we may be prohibited from providing our online games or services in the relevant jurisdiction. We may also experience delays from time to time in the renewal of our licenses, which may result in disruptions to our business and the inability to provide our games or services. Upon the expiration of a license, a regulator could decide to offer that license to one or more third parties (through a competitive tender process or otherwise). In addition, the regulator may issue additional licenses to third parties at any time. Renewing a license may be costly and time consuming, and our current licenses may not be renewed upon their expiration on favorable terms or at all.
We have implemented policies and procedures aimed at preventing and detecting violations of applicable gaming, anti-corruption and anti-money laundering laws and requirements. We also adhere to regional standards and industry best practices to protect and encourage responsible gaming practices. We comply with relevant U.K. laws on advertising and marketing as well as the eCommerce Online Gaming Regulation and Assurance’s Generally Accepted Practices, which focuses on player protection, fair gaming and responsible operator conduct. Despite our efforts to update and maintain suitable policies and procedures, they may prove to be inadequate or insufficient and we may be exposed to potential allegations of inappropriate conduct in the future. We operate in certain countries and regions with a reputation for heightened corruption risk where we may face challenges or be unsuccessful in implementing and ensuring compliance with the policies and procedures aimed at preventing and detecting violations of applicable gaming, anti-fraud, anti-corruption and anti-money laundering laws and requirements.
In addition, changes in existing laws or regulations, or changes in their interpretation, including laws or regulations with a direct impact on the gaming industry, such as laws or regulations that prohibit money laundering and financing of terrorist and other unlawful financial activities, could impact our profitability and restrict our ability to operate our business. In recent years, changes in existing laws or regulations have had a significant impact on the online gaming industry. The online iGaming operators that we supply our content to may experience increasing regulatory pressure in the form of advertisement restrictions, taxation increases, limitations on payment methods, licensing and sponsorship restrictions, or limitations on promotions, maximum bets or prizes, among others. There can be no assurance that jurisdictions where they hold licenses will not adopt additional or incremental changes to their laws or their regulations, or that we will foresee or otherwise be able to predict such changes or that we will be able to successfully adapt to them. Our customers’ failure to successfully mitigate negative impacts of such changes could have an adverse effect on our business, financial condition, results of operations and prospects.
We cannot be certain that laws, regulations or any authorities in the jurisdictions where we operate from time to time will not restrict our customers’ ability to advertise or market, which may limit or prevent them from advertising or marketing our content. In addition, we cannot be certain that our customers will always comply with any such laws or regulations in the jurisdictions where we or such third parties operate. Any failure or perceived failure by such third parties to comply with applicable regulation, including by offering our online gaming products in violation of advertising restrictions or in jurisdictions where any such offering would be prohibited, may damage our reputation, result in sanctions and/or fines, adversely affect our ability to obtain or renew licenses and to enter any potential strategic partnership, or otherwise materially and adversely affect our business, financial condition and results of operations.
Online gaming legislation or regulation may be interpreted in such a way as to prohibit certain of our activities, or certain activities of our customers.
We generate income through licensing content on a B2B basis to iGaming operators and other resellers. In return, we generally receive a share of the revenue such iGaming operators make by providing to players access to our games as part of the gambling services they provide. One of the consequences of the supply of operational gambling products to online gaming operators who provide services to players in certain jurisdictions, in return for a share of revenue, is the potential regulatory risk associated with doing so. While in many jurisdictions laws and regulations may not specifically apply to supplies by gambling software licensors (as distinct from online gaming operators supplies to players), this is not universally the case and, indeed, a number of jurisdictions have sought to regulate (e.g., the United Kingdom) or prohibit (e.g., Singapore) such supply explicitly.
Laws and regulations relating to the supply of online gaming services are complex, inconsistent, and evolving, and we may be subject to such laws indirectly (insofar as we have supplied online gaming operators who are themselves subject to such laws). There is a corresponding, continuing risk to some online gaming operators that we supply to (and us) that governmental and enforcement authorities in jurisdictions in which players are located may seek to argue that those online gaming operators and/or we, are acting illegally in accepting, or assisting in the acceptance of, bets or wagers from citizens in those jurisdictions.
Many jurisdictions have not updated their laws to address the supply of online gambling. Moreover, the legality of online gaming and the provision of products and services is subject to uncertainties arising from differing approaches by legislatures, regulators and enforcement agencies including in relation to determining in which jurisdiction the game or the bet takes place and therefore which law applies. Online gaming operators sometimes seek to justify their activities in certain jurisdictions by asserting that if online gaming is permitted from the country of origin (i.e., from the point of supply where they hold a relevant license) then, in order to render the activity illegal or entitle the country of receipt to assert jurisdiction, either the laws in the country of receipt would have to specifically outlaw the activity of the customer (remotely accessing online gambling services), or the authorities in the country of receipt would have to have the authority to implement laws that extend outside of the jurisdiction in question. iGaming operators have sought to reduce any associated risks of the authorities in such jurisdictions enforcing a contrary view by limiting or avoiding physical presence in jurisdictions where any online gaming activities are not clearly legal.

Despite our monitoring of legal and regulatory developments and the precautions we take as to the location of personnel and assets, there remains a prospect that, in the event of legislation being interpreted in an unfavorable or unanticipated way, criminal and/or civil actions could be brought against us and/or any of our directors, any of which could have an adverse effect on our business, financial condition and results of operations.
Moreover, there is also a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities, incumbent monopoly providers or private individuals could be initiated against our customers and/or indeed us, as a provider of services to customers servicing such markets. Such potential proceedings could assert that online gaming services have not been lawfully supplied into the domestic market and could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed on us or our customers. Were we to become subject to any such investigations, proceedings and/or penalties, this may lead to investigations, proceedings and/or penalties arising in other jurisdictions in which we operate and/or hold licenses. Such investigations, proceedings, and/or penalties could impact our reputation and have a material adverse effect on our business, financial condition and results of operations.
There can be no assurance that law enforcement or gaming regulatory authorities in the jurisdictions from where our customers derive revenue will not seek to restrict their business in such jurisdictions or to initiate investigations which may result in sanctions or enforcement proceedings affecting them and us. In addition, there can be no assurance that any such restrictions or investigations, to the extent they result in sanctions or enforcement proceedings, will not have a material adverse impact on such customers or our ability to retain and renew existing licenses or to obtain new licenses in such or other jurisdictions, or that they will not otherwise materially and adversely affect our business, results of operations and financial condition. Future legislative and regulatory action, and court decisions or other governmental action, may have a material impact on our customers’ operations and on our financial results. Governmental authorities could view such customer and us as having violated applicable laws or regulations, despite our efforts to obtain and maintain all applicable licenses or approvals and despite, based upon advice of local counsel, our belief that our customer and we are acting lawfully. There is also a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities or incumbent providers, or private individuals, could be initiated against our customers, us, internet service providers, advertisers and others involved in online gaming industries. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed upon our customers, us or our business partners, while diverting the attention of key executives. Such proceedings could have an adverse effect on our business, financial condition, results of operations and prospects, as well as impact our reputation.
Legislation or regulation may develop in a way that requires us or our customers to obtain a variety of local licenses or impose other regulatory burdens, which could be detrimental to our long-term commercial interests.
Laws and regulations relating to online gambling are in a constant state of change. Various jurisdictions, particularly those in Europe, have in recent years implemented (or are in the process of implementing) changes to their markets by introducing competitive licensing and regulatory frameworks. While these developments may provide growth opportunities for us and our customers, such new licensing regimes may evolve in such a way as to prove commercially disadvantageous.
Laws or regulations may be passed or otherwise interpreted to prohibit, legislate or regulate various aspects of the online gaming industry and/or the marketing thereof. Compliance with any such legislation may have a material adverse effect on our business, financial condition and results of operations. For example, newly required local licenses or approvals may be costly or difficult for us to obtain and/or such licenses or approvals may contain other commercially undesirable conditions, including conditions that limit or even prohibit our marketing strategy. Further, the costs of compliance may become sufficiently high that may determine that we can no longer operate in a particular jurisdiction.
Even where enabling legislation is passed, there can be no assurance that such legislation and accompanying regulations and interpretation thereof will be positive for our business, either at the outset or upon subsequent revision. In the past, there have been instances where business-friendly legislation and/or regulations have been enacted only for subsequent revisions or interpretations to follow with the effect of severely restricting our ability to do business profitably.
The effect on our customer’s businesses may be exacerbated by regulations that restrict customers’ ability to offer certain of our key products or may limit customers’ scope to market such products in the way they would wish to do so, all of which may deter them from committing to an emerging local licensing regime. Further, customers may face a potential loss of competitiveness to the extent that restrictions are imposed on customer choice (e.g., deposit caps, stake limits, pay-out limits).
Moreover, jurisdictions may effectively limit access to their markets by establishing licensing regimes that only offer a finite number of B2C licenses and/or restrict online activity to those operators who already hold land-based licenses (as is the case in certain U.S. states). The clear consequence of this could be to preclude us from participating in such a market if our customers were unable to either obtain one of the finite number of licenses or limit our participation to those customers who were able to obtain licenses.
In addition, local license application procedures can be onerous. A degree of business disruption would likely to be caused by the requirement on customers to obtain any number of licenses. Customers’ revenue could also be impacted by the imposition of license fees (together with taxes) and, depending upon how our revenue sharing arrangements with individual customers is calculated, such costs could impact our revenue. Regulations can also be ill-considered, exposing customers to double taxation for the same transaction (in some jurisdictions the requirement to pay tax is determined where the customer is based and in others where critical equipment and functions are carried out). In addition, in some jurisdictions there is a requirement to register to pay taxes and/or duties with retrospective effect before an entity can qualify to apply for a license.
In addition, the ongoing compliance costs associated with any licensing requirements may be significant. Sums may be required by way of bonds (which under the Spanish licensing regime, for example, runs to €1 million, depending upon which products are required to be licensed).
Certain of our customers accept (or have in the past accepted) gambling business from players located in jurisdictions in which they do not hold a relevant license or from jurisdictions where a license is unavailable. There is a risk that such legacy activities could, in the future, harm the ability of those customers and, due to the provision of products and services by us to such customers, us to obtain licenses in such jurisdictions to the extent they ever become available. Such jurisdictions could consider such historical activities to be illegal or, at best, of uncertain legality, and as a consequence, were the customers or we to seek to obtain a license or authorization from the relevant jurisdiction in the future, issues regarding suitability could be raised and “bad-actor” provisions in the relevant legislation and regulations could result in an application being refused. The inability of customers or us to obtain licenses in any jurisdiction where there is a commercially viable opportunity due to our customers’ or our past activities could have a material adverse effect on our business, financial condition and results of operations.
In short, even in cases in which a jurisdiction purports to license and regulate online gaming, the licensing and regulatory regimes can vary considerably in terms of their commercial attractiveness and at times may be intended to provide incumbent operators with advantages over new licensees. Therefore, the evolution of local licensing regimes, in any number of territories, may prove to be detrimental to the financial performance of customers and may have a material adverse effect on our business, financial condition and results of operations.
The Parliament of Canada passed legislation in 2021 allowing provinces to regulate single event wagering within their jurisdictions, although at this point it is unclear as to the approach which each province will take in such regard. However, as a consequence of the legislative change, crown corporations and many of our private operator competitors, as well as new market entrants (some of which are well-funded and involve major business interests) have announced their intentions to begin or expand online betting operations in Canada.
Independently, several Canadian provinces have been considering altering their approach to regulated online gaming, to permit private operators like us to enter the provincially regulated system. In particular, the Province of Ontario moved ahead with its plans to permit provincially regulated online gaming by private operators under a new regulatory framework in December 2020. Other Canadian provinces are expected to follow suit eventually. In the past, when other countries have introduced regulatory frameworks, our financial results have been impacted by, among other things, increased taxation and compliance costs, offset by improvements in other costs of doing business such as payment processing and product costs. In some cases, the introduction of a restrictive regulatory regime has resulted in a decrease in the size of the market, whereas in other cases, a liberal regulatory regime has led to an increase in the size of the market. Although it is possible that all of the above will expand the size of the total addressable market in Canada and/or improve the profitability of the Canadian market for us, at this point this cannot be said for certain, and it is possible that parties like us that have pre-existing Ontario or Canadian operations may be at a disadvantage under these new frameworks unless we are prepared to agree to certain conditions. While we actively seek out regulated jurisdictions for the expansion of our business and therefore welcome the recently passed legislation, we cannot be certain about the future impacts of these changing circumstances on our business, operations or financial prospects. To the extent that competition in these key markets is increased and we are unable to maintain our related business, it may have a material adverse on our business, financial condition, results of operations, and prospects.
The outcome of the review of the Gambling Act 2005 may impact the British gambling industry in a way that is detrimental to us.
In December 2020, the United Kingdom’s Department for Digital, Culture, Media and Sport announced a review of the Gambling Act 2005 (“Gambling Act”). The objectives of the review are to examine whether it is necessary to amend gambling legislation and/or regulation in Great Britain to reflect the changes to the gambling landscape since 2005 (with particular regard to technological advances), ensure there is an appropriate balance between consumer freedoms and choice on the one hand and the prevention of harm to vulnerable groups on the other, and to ensure that consumers are suitably protected whenever they gamble.
The U.K. government’s review of the Gambling Act was extensive in scope. Key areas under review were:
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the effectiveness of the existing online protections in preventing gambling harm and an evidence-based consideration of, by way of example, imposing greater control on online product design such as stake, speed and prize limits and the introduction of deposit, loss and spend limits or affordability tests;

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the benefits or harms caused by allowing licensed gambling operators to advertise and make promotional offers and the positive or negative impact of gambling sponsorship arrangements across sports, esports and other areas;

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the effectiveness of the regulatory system currently in place, including consideration of whether the British Gambling Commission has sufficient investigative, enforcement and sanctioning powers to both regulate the licensed market and address the unlicensed market;

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the availability and suitability of redress arrangements in place for an individual consumer who believes that they may have been treated unfairly by a gambling operator, including consideration of the introduction of other routes for consumer redress, such as a gambling ombudsman; and

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the effectiveness of current measures to prevent illegal underage gambling and consideration of what extra protections may be needed for young adults in the 18-25 age bracket.

The U.K. government launched a 16-week call for evidence alongside the commencement of its review into the Gambling Act, which closed in March 2021. The U.K. government’s conclusions and proposals were published in a white paper (the “White Paper”) entitled “High stakes: gambling reform for the digital age” in April 2023. As of the date of this prospectus, the implications for the industry as a whole and us, in particular, remain uncertain. The updates to the law and regulation required to implement the recommendations of the white paper will the subject of a protracted (and as yet ongoing) series of public consultations.
There is a risk that the introduction of more stringent responsible gaming and/or anti-money laundering regulatory measures in the British market may prove operationally onerous for our customers and will have a direct impact on the way end users consume our gaming products. Moreover, the potential for the introduction of stake, speed and prize limits and the introduction of deposit, loss and spend limits may operate to impact the financial performance of our customers and reduce the long-term growth opportunities for them in the British market. For example, the British Government’s Consultation on Proposals for a Maximum Stake Limit on Online Slot Games (which was conducted in fall 2023) resulted in the announcement in February 2024 that the maximum stake for online slots would be £5 per spin for adults aged 25 and above and £2 per spin for young adults aged 18 to 24, with effect from September 2024. The related impact assessment estimates a reduction of 2.6% of GGR across the British remote gaming market.
Within the White Paper, the British Government gives its “initial headline impact estimate” for the proposals which result in a “potential drop of between 3% and 8% in commercial Gross Gambling Yield (“GGY”) (with a drop in online GGY of 8% to 14% partially offset by a land-based increase of 2% to 5%).” These estimates are also subject to changes following development of policy details through forthcoming consultations. The review, therefore, is likely to result in end user gaming activity being limited or restricted and consumer spend being reduced accordingly, with a detrimental impact on the financial performance of our customers. Any such negative impact on the financial performance of certain of our customers, in turn, would negatively impact our financial performance.
We rely on regulatory licenses to conduct our operations, and the failure to renew or replace these licenses on reasonable terms could have a material adverse effect on our business.
We are required to obtain, renew and maintain regulatory licenses in order to conduct our operations in the jurisdictions in which we operate. In addition, certain jurisdictions in which we operate, including Spain, require game-category licenses in addition to a general license. Our failure to obtain and maintain licenses or related approvals in any jurisdiction may prevent us from distributing our games, increasing our customer base and/or generating revenue in such jurisdictions.
We may also have difficulty or face uncertainty in renewing our existing licenses or obtaining new ones, especially if the relevant regulations are unclear or change, or if new regulations are enacted. While we have processes in place to renew our existing licenses, where relevant, we cannot assure you that our licenses will be renewed or that they will be renewed on satisfactory terms or on a timely basis. Renewals of our licenses, if approved, may be subject to certain delays, upfront renewal fees, canon tax surcharges or changes to national and regional regulations of the online gaming industry. Additional changes may occur in the future that may have an impact on our ability to renew our licenses, such as changes in the license granting process (such as an open bidding process). Changes in national and regional authorities may also impact our license renewal processes, which may be subject to change from time to time. Regulation of online gaming in the United States is rapidly evolving and we do not yet know what new licensing requirements may be imposed, or how these may differ between state jurisdictions. Consequently, there can be no assurance that we will be successful in renewing our operating licenses, or that new potential economic terms of renewals will be reasonable or attractive to us, which could have a material adverse effect on our business, financial condition and results of operations.
Further, gaming authorities may deny, revoke, suspend or refuse to renew any of our licenses and impose fines or seize assets if we or our partners, licensees or customers are found to be in violation of any relevant regulations. Furthermore, the licenses under which we operate may be revoked by regulatory authorities even if we are in compliance with all relevant obligations. Consequently, we cannot provide any assurance as to whether the licenses under which we operate will be or renewed at the end of its corresponding term. Any revocation, suspension or refusal to renew any of our licenses by gaming authorities could have a material adverse effect on our business, financial condition and results of operations.
The legal and technological solutions that our customers and we have in place to block provision of our content to players in certain jurisdictions may prove inadequate or fail.
Historically, the gaming industry has been regulated at a national level, and currently there is no international gaming regulatory regime. Although the regulatory regime for traditional land-based casinos is well established in many countries, the laws in such countries may not take account of the internet or the availability of online gaming solutions. As a result, there is uncertainty as to the legality of online gaming in a number of countries. Some jurisdictions have laws that expressly criminalize the provision of, and in some instances, participation in, gambling services, irrespective of where the gambling operator is located and licensed. We take precautionary measures by contractually requiring our customers to comply with the laws and regulations that apply to their gambling services, including through screening and restricting access to the relevant customer’s online platform by players in jurisdictions in which the customer cannot demonstrate compliance with applicable local laws and regulations. While we and our key suppliers, including Apricot, have implemented legal and technological solutions to restrict access to our content as required, such solutions may prove ineffective, players from restricted jurisdictions may successfully circumvent these solutions or services may otherwise be supplied by our customers to players in contravention of applicable laws, any of which could have a material adverse effect on our reputation, business, financial condition and results of operations.
The introduction of legislation or regulations restricting access by players from certain jurisdictions may require our customer and/or us to adopt additional legal or technological solutions and restrict the ability of certain players to access our games and services and those of our customers. While our current customer agreements require that our customers vet and screen players in compliance with applicable laws and regulations, changes in local laws and regulations may render previous screens and inspections of players inadequate or require additional information from existing and verified players. To the extent that a customer is unable to adopt and implement solutions regarding any such changes or developments, certain restricted or unpermitted players may access our games and services via the relevant customer’s online gambling platform. In addition, a court or other governmental authority in any jurisdiction could take the position that our systems are inadequate, or that our current or past business practices in relation to such jurisdiction violated applicable law. If any such actions were brought against us, whether successful or not, we could incur considerable legal and other costs and management’s time and resources may be diverted. If the technical blocking systems were to fail or be circumvented, or if the list of jurisdictions from which we must block access is extended, it could have a material adverse effect on our business, financial condition and results of operations.
Companies and governmental agencies may restrict access to our website or the internet generally, which could lead to the loss or slower growth of our customers’ players and negatively impact our business, financial condition and results of operations.
Governmental agencies in any of the jurisdictions in which we, our customers or players are located could block access to or require a license for our games, our website, operating system platforms or the internet generally for a number of reasons, including security, confidentiality or regulatory concerns. Players generally need to access the internet, including in geographically diverse areas, to play games we create or operate. In addition, companies may adopt policies that prohibit employees from accessing our programs or the platforms that players need in order to play our games. If companies or governmental entities block, limit or otherwise restrict customers from accessing our programs, or players from playing games developed or operated by us, our business could be negatively impacted, our customers’ players could decline or grow more slowly, and our results of operations could be adversely affected.
We are subject to rapidly changing and increasingly stringent laws, contractual obligations and industry standards relating to privacy and data security. The restrictions and costs imposed by these requirements, or an actual or perceived failure to comply with them, could have an adverse impact on our business, financial condition and results of operations.
Certain aspects of our business rely upon on our ability to collect, process, use and share information of customers, players and others. These activities are regulated by a variety of federal, state, local and international privacy, data protection and data security laws and regulations, which have become increasingly stringent in recent years. Most jurisdictions in which we or our customers operate have adopted, or are in the process of adopting, privacy, data protection and data security laws. For example, the General Data Protection Regulation 2016/679 (“E.U. GDPR”), national implementing legislation in the EEA member states, and the United Kingdom General Data Protection Regulation and Data Protection Act 2018 (collectively, the “U.K. GDPR”) (the E.U. GDPR and U.K. GDPR together referred to as the “GDPR”) regulate the collection, control, processing, sharing, disclosure and other use of personal information relating to individual natural persons. The Isle of Man data protection regime is independent from but aligned to the GDPR. The Isle of Man Data Protection Act 2018 provided that the Council of Ministers may by order apply the GDPR to the Isle of Man as part of the law of the Isle of Man. The GDPR (subject to specified exceptions, adaptations and modifications) was applied to the Isle of Man by the Data Protection

(Application of GDPR) Order 2018 and associated orders. References herein to “E.U. GDPR” should also be read as including such Isle of Man legislation unless the context otherwise requires. The GDPR imposes a comprehensive data privacy compliance regime including: maintaining a record of data processing; providing detailed disclosures about how personal information is collected and processed (in a concise, intelligible and easily accessible form); demonstrating that appropriate legal bases are in place to justify data processing activities; complying with rights for data subjects in regard to their personal information (including data access, erasure (the right to be “forgotten”) and portability); ensuring appropriate safeguards are in place when personal information is transferred outside the EEA and the U.K. and complying with the principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit. The applicability of the specific requirements depends on whether an organization acts as controller or processor.
We are subject to the supervision of local data protection authorities in the EEA and the U.K., hence we may be fined under both the E.U. GDPR, Isle of Man legislation and U.K. GDPR for the same breach. Penalties for certain breaches of the E.U. GDPR and U.K. GDPR are up to the greater of €20 million (£17.5 million) or 4% of global annual turnover, or up to a maximum of £1 million under Isle of Man legislation. In addition to the foregoing, a breach of the GDPR could result in regulatory investigations, reputational damage, orders to cease or change our data processing activities, enforcement notices or assessment notices for a compulsory audit. We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm.
We depend on a number of third parties in relation to the operation of our business, a number of which process personal information on our behalf. There can be no assurances that the privacy and security-related measures and safeguards we have put in place in relation to these third parties will be effective to protect us and/ or the relevant personal information from the risks associated with the third-party processing, storage and transmission of such data. Any violation of data or security laws, or of our relevant measures and safeguards, by our third-party processors could have a material adverse effect on our business, result in applicable fines and penalties, damage our reputation, and/ or result in civil claims.
We are also subject to evolving European Union and United Kingdom privacy laws on cookies, tracking technologies and e-marketing. Recent European court and regulator decisions are driving increased attention to cookies and tracking technologies. As we do not have direct relationships with players, we rely on our customers to obtain the consent of the player on our behalf, to process players’ data, and to implement any notice or choice mechanisms required under applicable laws, but if our customers do not follow this process (and in any event, as the legal requirements in this area continue to evolve and develop), we could be subject to fines and liability. European regulators have issued significant fines in certain circumstances where the regulators alleged that appropriate consent was not obtained in connection with targeted advertising activities. If the trend of increasing enforcement by regulators of the strict approach to opt-in consent for all but essential use cases, as seen in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our tracking activities, divert the attention of our technology personnel, adversely affect our margins, and subject us to additional liabilities. In light of the complex and evolving nature of EEA, EEA Member State and United Kingdom privacy laws on cookies and tracking technologies, there can be no assurances that we will be successful in our efforts to comply with such laws; violations of such laws could result in regulatory investigations, fines, orders to cease or change our use of such technologies, as well as civil claims including class actions, and reputational damage. We may not have adequate insurance or contractual indemnity arrangements to protect us against any such claims and losses.
It is anticipated that the ePrivacy Regulation and national implementing laws will replace the current national laws implementing the ePrivacy Directive, which may require us to make significant operational changes. We may not have adequate insurance or contractual indemnity arrangements to protect us against any such claims and losses. In the United States, there are numerous federal and state privacy and data security laws and regulations governing the collection, use, disclosure, and protection of personal information, including state information privacy protection laws, federal and state security breach notification laws, and federal and state consumer protection laws. While many of these laws and regulations do not apply to us today, we expect that to change as we grow and expand our business in the United States. This will increase our compliance risk as well as the costs to us of getting into and maintaining compliance. These laws include Section 5 of the Federal Trade Commission Act, which prohibits unfair or deceptive commercial practices and new rules promulgated by the SEC that require public companies to disclose material cybersecurity incidents and material information regarding their cybersecurity risk management, strategy, and governance. In addition, many states have enacted laws regulating the online collection, use and disclosure of personal information and requiring companies implement reasonable data security measures. Laws in all states and U.S. territories also require businesses to notify affected individuals, governmental entities and/or credit reporting agencies of the occurrence of certain security breaches affecting personal information. These laws are not consistent, and compliance with them in the event of a widespread data breach is complex and costly.
States have also begun to introduce more comprehensive privacy legislation. For example, California, where one of our studios is located, enacted the CCPA, which creates new individual privacy rights for California consumers (as defined in the law) and places increased privacy and security obligations on entities handling personal information of consumers or households. The CCPA gives California residents expanded rights to access, correct and delete their personal information, opt out of the sale of their personal information, or the disclosure of their personal information for cross-contextual behavior advertising and receive detailed information about how their personal information is used. The CCPA also imposes specific restrictions on the sale of personal information, the disclosure of personal information for cross-contextual behavior advertising, and the use of sensitive personal information. The CCPA provides for civil penalties for violations, which will be enforced by a new state agency as well as a privacy action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with data breach litigation.
The enactment of the CCPA is prompting a wave of similar legislative developments in other states in the United States, which creates the potential for a patchwork of overlapping but different state laws. Certain other state laws impose similar privacy obligations and we expect that more states may enact legislation similar to the CCPA, which provides consumers with privacy rights and increases the privacy and security obligations of entities handling certain personal information of such consumers. The CCPA has prompted a number of proposals for a new federal and state-level privacy legislation. Such proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.
In the ordinary course of business, we may transfer personal information from Europe and other jurisdictions to the United States or other countries. Certain jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal information to other countries. In particular, the E.U. GDPR and U.K. GDPR regulates cross-border transfers of personal information outside of the EEA and the United Kingdom. Case law from the Court of Justice of the European Union (“CJEU”) states that reliance on the standard contractual clauses — a standard form of contract approved by the European Commission as an adequate personal information transfer mechanism — alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. On July 10, 2023, the European Commission adopted an Adequacy Decision in relation to the E.U.-U.S. Data Privacy Framework (“DPF”), rendering the DPF effective as an E.U. GDPR transfer mechanism to U.S. entities self-certified under the DPF. On October 12, 2023, the U.K. Extension to the DPF came into effect (as approved by the United Kingdom Government), as a U.K. GDPR data transfer mechanism to U.S. entities self-certified under the U.K. Extension to the DPF. We currently rely on the European Union standard contractual clauses to transfer personal information outside the EEA with respect to both intragroup and third-party transfers. We currently rely on the older version of the European Union standard contractual clauses to transfer personal information outside the United Kingdom with respect to both intragroup and third-party transfers and will have to update this transfer mechanism by March 2024 to ensure compliance with the U.K. GDPR. We expect the existing legal complexity and uncertainty regarding international personal information transfers to continue. In particular, we expect the DPF Adequacy Decision to be challenged and international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. As the regulatory guidance and enforcement landscape in relation to data transfers continue to develop, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions (such as Europe) at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal information necessary to operate our business. Additionally, companies that transfer personal information out of the EEA and United Kingdom to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups.
Additionally, other countries outside of the European Union and the United Kingdom have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our games and operating our business.
Apart from the requirements of privacy, data protection and data security laws, we have obligations relating to privacy, data protection and data security under our policies and documentation, contracts and applicable industry standards. Although we endeavor to comply with these obligations, we may have failed to do so in the past and may be subject to allegations that we have failed to do so or have otherwise processed data improperly. We could be subject to enforcement action or litigation alleging that our methods of data collection or our other data processing practices violate our published policies, federal or state laws prohibiting unfair or deceptive business practices or other privacy laws.
In response to the increasing restrictions of global privacy and data security laws, our customers have sought and may continue to seek increasingly stringent contractual assurances regarding our handling of personal information and may adopt internal policies that limit their use of our games. In addition, privacy advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards upon which we may be legally or contractually bound. If we fail to comply with these contractual obligations or standards, we may face substantial contractual liability or fines.
Various jurisdictions around the world continue to propose new laws that regulate the privacy and/or security of certain types of personal information. Complying with these laws, if enacted, would require significant resources and leave us vulnerable to possible fines and penalties if we are unable to comply. Our obligations under privacy and data security laws, our contracts and applicable industry standards (including requirements by operating system platforms or app stores) are increasing, becoming more complex and changing rapidly, which has increased and may continue to increase the cost and effort required to comply with them. The privacy and data security compliance challenges we and our customers face in the Isle of Man, the EEA, the United Kingdom, the United States and other jurisdictions may also limit our ability to operate, or offer certain product features, in those jurisdictions, which could reduce demand for our games from customers subject to their laws. We may also be required to adapt our games in order to comply with changing regulations. Despite our efforts, we may not be successful in achieving compliance with these rapidly evolving requirements. We could be perceived to be in non-compliance with applicable privacy laws, especially when acquiring new companies and before we have completed our gap analysis and remediation. Any actual or perceived non-compliance could result in litigation and proceedings against us by governmental entities, customers, individuals or others; fines and civil, criminal or administrative penalties for us or company officials; obligations to cease offering or to substantially modify our games in ways that make them less effective in certain jurisdictions; negative publicity; harm to our brand and reputation and reduced overall demand for our games or reduced revenue. Such occurrences could materially and adversely affect our business, financial condition and results of operations.
We are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws, and non-compliance with such laws could subject us to criminal or civil liability and harm its business, financial condition and results of operations.
We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the United Kingdom Bribery Act 2010, the Isle of Man Bribery Act 2013 and other anti-bribery laws in countries in which we conduct our activities. These laws generally prohibit companies, their employees and third-party intermediaries from authorizing, promising, offering, providing, soliciting or accepting, directly or indirectly, improper payments or benefits to or from any person whether in the public or private sector. In addition, the FCPA’s accounting provisions require us to maintain accurate books and records and a system of internal accounting controls. We have policies, procedures, systems, and controls designed to promote compliance with applicable anti-corruption laws.
As we increase our global sales and business, we may engage with business partners and third-party providers to market our games and obtain necessary permits, licenses and other regulatory approvals. In addition, we or our third-party providers may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party providers, our employees, representatives, contractors, partners and agents, even if we do not authorize such activities.
Despite our compliance efforts and activities, there can be no assurance that our employees or representatives will comply with the relevant laws, and we may be held responsible. Non-compliance with anti-corruption, anti-money laundering or other trade laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are initiated, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition and results of operations could be materially harmed. Responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense and compliance costs and other professional fees. In addition, regulatory authorities may seek to hold us liable for successor liability for violations committed by companies in which we invest or that we acquire. As a general matter, enforcement actions and sanctions could harm our business, financial condition and results of operations.
We are subject to governmental export and import controls and sanctions laws and regulations that could impair our ability to compete in international markets and subject us to liability if we are not in compliance with applicable laws. Changes to such laws and regulations, as well as changes to trade policy, import laws, and tariffs, may also have a material adverse effect on our business, financial condition and results of operations.
We conduct business throughout the world, and our business activities and services are subject to various applicable import and export control and trade and economic sanctions laws and regulations, including the U.S. Commerce Department’s Export Administration Regulations and economic and trade sanctions regulations maintained by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). These laws and regulations may restrict or prohibit altogether the sale or supply of our products and services to certain governments, persons, entities, countries, and territories, including those that are the target of comprehensive sanctions, unless there are license exceptions that apply or specific licenses are obtained. For example, in response to the Russia-Ukraine conflict, the United States and certain other countries imposed significant sanctions and export controls against Russia, Belarus and certain parts of the Ukrainian regions of Donetsk and Luhansk, as well as on certain persons, entities from and industries within those regions, and the exclusion of certain Russian financial institutions from the SWIFT system. The United States and other countries could impose further sanctions, trade restrictions and other retaliatory actions should the conflict continue or worsen.
Although we take precautions to comply with all such laws and regulations, it is possible that we could invest both time and capital into a project involving a country or counterparty that may become subject to sanctions. Moreover, our customers may have users in countries that are subject to sanctions laws of the governments of the Isle of Man, the United Kingdom, the United States the European Union and other applicable jurisdictions, which may prohibit the sale of products or provision of services to embargoed jurisdictions (“Sanctioned Countries”) or sanctioned parties. We have taken steps to avoid having customers in Sanctioned Countries and have implemented various control mechanisms designed to prevent unauthorized dealings with Sanctioned Countries or sanctioned parties going forward. Although we have taken precautions to prevent our games from being provided, deployed or used in violation of sanctions laws, due to the remote nature of our games and the potential for manipulation using virtual private networks, we cannot assure you that our policies and procedures relating to sanctions compliance will prevent any violations in the future. Any violations of governmental export control and economic sanctions laws and regulations could result in negative consequences to us, including government investigations, sanctions, criminal or civil fines or penalties, more onerous compliance requirements, loss of authorizations needed to conduct aspects of our international business, reputational harm and other adverse consequences.
In some jurisdictions our key executives, certain employees or other individuals related to the business, including significant shareholders, will be subject to licensing or compliance requirements. Failure by such individuals to obtain the necessary licenses or comply with individual regulatory obligations, could cause the business to be non-compliant with its obligations, or imperil its ability to obtain or maintain licenses necessary for the conduct of the business.
As part of obtaining our gaming licenses, the responsible gaming authority will generally determine suitability of certain directors, officers and employees and, in some instances, significant shareholders. The criteria used by gaming authorities to make determinations as to who requires a finding of suitability or the suitability of an applicant to conduct gaming operations varies among jurisdictions, but generally requires extensive and detailed application disclosures followed by a thorough investigation. Gaming authorities typically have broad discretion in determining whether an applicant should be found suitable to conduct operations within a given jurisdiction. If any gaming authority with jurisdictions over our business were to find an applicable officer, director, employee or significant shareholder of ours unsuitable for licensing or unsuitable to continue having a relationship with us, we would be required to sever our relationship with that person. Furthermore, such gaming authorities may require us to terminate the employment of any person who refuses to file required applications. Either result could have a material adverse effect on our business, operations and prospects. Additionally, a gaming regulatory body may refuse to issue or renew a gaming license or restrict or condition the same, based on our past or present activities, or our current or former directors, officers, employees, shareholders or third parties with whom we have relationships, which could adversely affect our operations or financial condition. As such, we can give no assurance that any licenses, permits and approvals that may be required by our directors, officers, key employees or significant shareholder will be granted, that existing ones will be renewed or will not be revoked or that any pending license applications will be granted. In the case of renewals, these are subject to, among other things, continued satisfaction of suitability requirements of our directors, officers, key employees and shareholders. Any failure of an applicable officer, director, employee or significant shareholder to renew or maintain licenses required for us to operate or to receive new licenses when necessary could harm our business, financial condition and results of operations.
There is an increasing trend of claims against online gaming operators.
As the gambling industry becomes subject to increasing levels of regulatory intervention, and this regulatory intervention is broadly discussed in the media, there is an increasing risk that players may seek redress from online gaming operators in relation to their own interactions with them, particularly to the extent that an entity has been publicly admonished by a regulator for compliance failings or courts of a certain jurisdiction find the provision of facilities for online gaming without a license held in such jurisdiction to be illegal and, as a result, online gaming contracts are deemed either null and void or unenforceable. Any such customer claims, if successful, could negatively impact on the financial performance of certain of our customers which, in turn, would negatively impact on our business, financial condition and results of operations.
There is also a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities, incumbent monopoly providers or private individuals could be initiated against our customer and/or us as a provider of services to them. Such potential proceedings could assert that online gambling services have not been lawfully supplied into the domestic market and could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed on our customers or us. If our customers and/or we become subject to any such investigations, proceedings and/or penalties in one jurisdiction, this may lead to investigations, proceedings and/or penalties arising in other jurisdictions in which they and/or we operate and/or hold licenses. Such investigations, proceedings, and/or penalties could negatively impact on the financial performance of certain of our customers which, in turn, would negatively impact on our business, financial condition and results of operations.
Any legal proceedings or claims against us could be costly and time-consuming to defend and could harm our reputation regardless of the outcome.
We may in the future become subject to legal proceedings, investigations and claims, including claims that arise in the ordinary course of business, such as claims brought by our customers or partners in connection with commercial disputes, claims by users, claims or investigations brought by regulators or employment claims made by our current or former employees.
We are not currently a party to any pending or, to our knowledge, threatened litigation that will have a significant effect on our financial position or profitability. Any litigation, investigation or claim, whether meritorious or not, could harm our reputation, will increase our costs and may divert management’s attention, time and resources, which may in turn harm our business, financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial position and results of operations.
Risks Related to Our Intellectual Property
Any failure to obtain, maintain, protect or enforce our intellectual property and proprietary rights could impair our ability to protect our proprietary technology and brand, which could have a material adverse effect on our business, financial condition and results of operations.
Our success depends to a significant degree on our ability to obtain, maintain, protect and enforce our intellectual property rights, including our proprietary technology, know-how and brand. We rely on a combination of trademarks, trade secret laws, patents, design rights, copyrights, service marks, contractual restrictions and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights. However, the steps we take to obtain, register, maintain, protect and enforce our intellectual property rights may be inadequate. We will not be able to protect our intellectual property rights if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property rights. If we fail to protect our intellectual property rights adequately, or fail to continuously innovate and advance our technology, our competitors could misappropriate our proprietary technology and develop and commercialize substantially identical games, services or technologies. In addition, defending our intellectual property rights might entail significant expense. Any patents, trademarks, designs or other intellectual property rights that we have or may obtain may be challenged or circumvented by others or invalidated or held unenforceable through administrative processes, including re-examination, inter partes review, interference and derivation proceedings and equivalent proceedings in foreign jurisdictions, such as opposition or cancellation proceedings, or litigation. In addition, despite our pending patent applications, we cannot assure you that our patent applications will result in issued patents. Even if we continue to seek patent protection in the future, we may be unable to obtain or maintain patent protection for our technology. In addition, any patents issued from pending or future patent applications or licensed to us in the future may not provide us with competitive advantages or may be successfully challenged by third parties. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are not uniform across all the jurisdictions in which we operate and can be subject to varying court interpretations. Despite our precautions, it may be possible for third parties to copy our products and use information that we regard as proprietary to create games that compete with ours. Patent, trademark, design, copyright and trade secret protection may not be available to us in every country in which our games are available. The value of our intellectual property could diminish if others assert rights in or ownership of our trademarks and other intellectual property rights, or if others use trademarks that are similar to our trademarks. We may be unable to successfully resolve these types of conflicts to our satisfaction. In some cases, litigation or other actions may be necessary to protect or enforce our trademarks and other intellectual property rights.
In addition, the laws of some foreign countries may not be sufficiently protective of intellectual property rights, and mechanisms for enforcement of intellectual property rights may be inadequate. As we expand our global activities, our exposure to unauthorized copying and use of our games, intellectual property and proprietary information will likely increase. Moreover, policing unauthorized use of our technologies, trade secrets, copyrights, and other intellectual property may be difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights and where mechanisms for enforcement of intellectual property rights may be weak. Additionally, failure to comply with applicable procedural, documentary, fee payment, foreign filing license and other similar requirements with the United States Patent and Trademark Office and various similar foreign governmental agencies could result in abandonment or lapse of the affected patent, trademark or application. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights.
We enter into agreements with our employees, consultants and other third parties, including suppliers and other partners, to protect our intellectual property and proprietary information, and to assign to us any intellectual property developed by them in connection with their engagement with us. However, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, know-how and trade secrets or that has or may have developed intellectual property in connection with their engagement with us. Moreover, we cannot assure you that these agreements will be effective in controlling access to, distribution, use, misuse, misappropriation, reverse engineering or disclosure of our proprietary information, know-how and trade secrets or assigning to us any intellectual property developed in connection with their engagement with us. Further, these agreements may not prevent our competitors from independently developing games or technologies that are substantially equivalent or superior to ours. These agreements may be breached, and we may not have adequate remedies for any such breach. See also: “We may be subject to claims that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.”
Moreover, a portion of our intellectual property has been acquired from one or more third parties. While we have conducted diligence with respect to such acquisitions, because we did not participate in the development or prosecution of much of the acquired intellectual property, we cannot guarantee that our diligence efforts identified and/or remedied all issues related to such intellectual property, including potential ownership errors, potential errors during prosecution of such intellectual property, and potential encumbrances that could limit our ability to enforce such intellectual property rights.
In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, such as rights under our software licenses, and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Further, we are also subject to the risk of challenges to our intellectual property rights by third parties who may assert intellectual property claims against us, and our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. If such standalone claims, or defenses, counterclaims or countersuits to our claims are successful, we could lose valuable intellectual property rights. See also: “We are and may in the future become subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.” Our inability to enforce our unique licensing structure, including financial eligibility tiers, and our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our products, impair the functionality of our products, delay introductions of new games, result in our substituting inferior or more costly technologies into our products, or injure our reputation. In addition, we may be required to license additional technology from third parties to develop and market new platform features, which may not be on commercially reasonable terms, or at all, and would adversely affect our ability to compete. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business, financial condition and results of operations.
Our ability to acquire and maintain licenses to intellectual property may affect our revenue and profitability. These licenses may become more expensive and increase our costs.
While most of the intellectual property we use is created by us, we have also acquired rights to proprietary intellectual property that provide key features and functionality in our games. We have also obtained rights to use intellectual property through licenses and service agreements with various third parties.
Proprietary licenses typically limit our use of intellectual property to specific uses and for specific time periods. If we are unable to maintain these licenses or obtain additional licenses on reasonable economic terms or with significant commercial value, our revenue and profitability may be adversely impacted. These licenses may become more expensive and increase the advances, guarantees and royalties that we may pay to the licensor, which could significantly increase our costs and adversely affect our profitability.
We are and may in the future become subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.
There is considerable intellectual property development and enforcement activity in our industry. We expect that game developers in our industry will increasingly be subject to infringement claims as the number of competitors grows and the functionality of platforms, products and services in different industries overlap and new technologies, such as artificial intelligence, are used in the development process. Our future success depends in part on not infringing upon or misappropriating the intellectual property rights of others. There is a risk that our operations, software or games, whether created in-house or purchased from time to time through mergers or acquisitions, may infringe or otherwise violate, or be alleged to infringe or otherwise violate, the intellectual property rights of third parties. However, we may not be aware if our operations, software or games are infringing, misappropriating, or otherwise violating third-party intellectual property rights, and such third parties may bring claims alleging such infringement, misappropriation, or violation. Because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more of our operations, software or games and there is also a risk that we could adopt a technology without knowledge of a pending patent application, which technology would infringe a third-party patent once that patent is issued. Moreover, the law continues to evolve and be applied and interpreted by courts in novel ways that we may not be able to adequately anticipate, and such changes may subject us to additional claims and liabilities. In addition, certain companies and rights holders seek to enforce and monetize patents or other intellectual property rights they own, have purchased, or otherwise obtained. Many potential litigants have the ability to dedicate substantial resources to assert their intellectual property rights and to defend claims that may be brought against them. Any litigation may also involve non-practicing entities or other adverse patent owners that have no relevant solution revenue, and therefore, our patent portfolio may provide little or no deterrence as we would not be able to assert our patents against such entities or individuals. In a patent infringement claim against us, we may assert, as a defense, that we do not infringe the relevant patent claims, that the patent is invalid or both. The strength of our defenses will depend on the patents asserted, the interpretation of these patents and our ability to invalidate the asserted patents. However, we could be unsuccessful in advancing non-infringement or invalidity arguments in our defense. In the United States, issued patents enjoy a presumption of validity, and the party challenging the validity of a patent claim must present clear and convincing evidence of invalidity, which is a high burden of proof. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower burden of proof.
If we are subject to a claim of infringement, regardless of the merit of the claim or our defenses, the claim could:
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require costly litigation to resolve and the payment of substantial royalty or license fees, lost profits or other damages, including potential treble damages if we are found to willfully infringe a patent;

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require and divert significant management time;

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cause us to enter into unfavorable royalty or license agreements;

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require us to rebrand or discontinue some of our games;

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require us to indemnify our customers or third-party service providers; and/or

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require us to expend additional development resources to redesign or rebrand our software or games.

Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on our business, results of operations or the market price of our common stock. Any of the foregoing could materially and adversely affect our business, prospects, financial condition and results of operations.

We may be subject to claims that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.
Many of our employees, consultants and advisors are currently or were previously engaged by other companies in our field, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the confidential or proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Costly litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to potentially paying substantial monetary damages, we may lose valuable intellectual property rights or personnel.
In addition, while it is our policy to require our employees, consultants, and advisors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. Furthermore, local laws in the jurisdictions in which we operate may place restrictions on our ability to obtain assignments or the assignment of intellectual property rights in our agreements with employees, consultants and advisors may not be sufficient, or the assignment agreements may be breached. As a result, we may be forced to bring costly claims against third parties, or defend claims that may be brought against us, to determine the ownership of what we regard as our intellectual property. Any of the foregoing could adversely impact our business, operating results and financial condition.
Risks Related to Tax Matters
Due to the nature of our business, we are subject to taxation in a number of jurisdictions, and changes and uncertainties in, or new interpretation of, tax laws, tax rulings or their application by tax authorities could result in unanticipated tax liabilities and could materially affect our business, financial condition and results of operations.
Our tax obligations are varied and include U.S. federal and state, U.K. and other national and international taxes due to the nature of our business. The tax laws, regulations and treaties that are applicable to our business are subject to interpretation, and significant judgment is required in determining our worldwide provision for income and other taxes. In the course of our business, there will be many transactions and calculations where the ultimate tax determination is uncertain. For example, compliance with certain tax laws or regulations may require the collection of information we do not regularly produce, the use of estimates in our consolidated and combined financial statements, and the exercise of significant judgment in accounting for our tax provisions. As laws and regulations, and associated guidance, evolve, and as we gather more information and perform more analysis, our results may differ from previous estimates and our consolidated and combined financial statements may be materially affected.
In addition, many countries and organizations (including the Organization for Economic Cooperation and Development (the “OECD”) and the European Commission), have had an extended focus on issues related to the taxation of multinational corporations and have recently proposed or (in the case of certain countries) enacted, or are in the process of enacting, changes to existing tax laws or new tax laws that could significantly increase our tax obligations in the countries where we do business or in which our customers are located. For example, the OECD is working on a two-pillar solution to address the tax challenges arising from the digitalization of the economy, commonly referred to as BEPS 2.0, which, to the extent implemented, would make important changes to the international tax system by allocating taxing rights in respect of certain profits of multinational enterprises above a fixed profit margin to the jurisdictions within which they carry on business, referred to as the Pillar One proposal, and imposing a minimum effective tax rate on certain multinational enterprises, referred to as the Pillar Two proposal. A number of countries within which we carry on our business have enacted, or are in the process of enacting, core elements of the Pillar Two proposal. Based on our current understanding of the minimum revenue thresholds, we currently expect to be outside the scope of both the Pillar One and Pillar Two proposals but could fall within their scope in the future, which could materially affect our business, financial condition and results of operations.

The gaming industry represents a significant source of tax revenue to the jurisdictions in which we operate. Gaming companies are currently subject to significant taxes and fees in addition to normal corporate income taxes, and such taxes and fees are subject to increase at any time. From time to time, various legislators and other government officials have proposed and adopted changes in tax laws, or in the administration or interpretation of such laws, affecting the gaming industry. In addition, any worsening of economic conditions and the large number of jurisdictions with significant current or projected budget deficits, many of which have been made worse due to COVID-19, could intensify the efforts of governments to raise revenue through increases in gaming taxes and/or other taxes. It is not possible to determine with certainty the likelihood of changes in tax laws or in the administration or interpretation or enforcement of such laws. Any material increases in taxes or fees, or the adoption of new taxes or fees, could have a material adverse effect on our business, financial condition and results of operations.
Additionally, tax authorities may impose indirect taxes on internet-related commercial activity based on existing statutes and regulations which, in some cases, were established prior to the advent of the internet. Tax authorities may interpret laws originally enacted for mature industries and apply it to newer industries, such as ours. The application of such laws may be inconsistent from jurisdiction to jurisdiction. Our in-jurisdiction activities may vary from period to period which could result in differences in nexus from period to period. Further, a number of jurisdictions have proposed or enacted taxes applicable to digital services. The interpretation and implementation of the various digital services taxes (especially if there is inconsistency in the application of these taxes across tax jurisdictions) could materially affect our business, financial condition and results of operations.
We are subject to periodic review and audit by domestic and foreign tax authorities. Tax authorities may disagree with certain positions we have taken or that we will take, and any adverse outcome of such a review or audit could have a negative effect on our business, financial condition and results of operations. Although we believe that our tax provisions, positions and estimates are reasonable and appropriate, tax authorities may disagree with certain positions we have taken. In addition, economic and political pressures to increase tax revenue in various jurisdictions may make resolving tax disputes favorably more difficult.
We expect to be treated as resident in the U.K. for tax purposes, but may be treated as a dual resident company for U.K. tax purposes.
Our board of directors conducts our affairs so that the central management and control of our company is exercised in the United Kingdom. As a result, we expect to be treated as resident in the United Kingdom for U.K. tax purposes. Accordingly, we expect to be subject to U.K. taxation on our income and gains, subject to any exemption. However, we may be treated as a dual resident company for U.K. tax purposes. As a result, our right to claim certain reliefs from U.K. tax may be restricted, and changes in law or practice in the United Kingdom could result in the imposition of further restrictions on our right to claim U.K. tax reliefs.
If a United States person is treated as owning at least 10% by vote or value of our shares, such holder may be subject to adverse U.S. federal income tax consequences.
Because our group consists of one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries will be treated as “controlled foreign corporations” (“CFCs”), as such term is defined in Section 957 of the Code, regardless of whether or not we are treated as a CFC. If a United States person (as defined in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the “Code”)) is treated as owning (directly, indirectly, or constructively) at least 10% of the total combined voting power of all classes of our shares entitled to vote or at least 10% of the total value of shares of all classes of our shares, such person may be treated as a “United States shareholder” with respect to each CFC in our group (if any), which may subject such person to adverse U.S. federal income tax consequences. Specifically, a United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of such CFC’s “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property, whether or not we make any distributions of profits or income of such CFC to such United States shareholder. If you are treated as a United States shareholder of a CFC, failure to comply with applicable reporting obligations may subject you to significant monetary penalties and may extend the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due.

Additionally, a United States shareholder of a CFC that is an individual generally would be denied certain tax deductions or foreign tax credits in respect of its income that may otherwise be allowable to a United States shareholder that is a U.S. corporation. We do not expect that we will assist holders of our shares in determining whether we or any of our non-U.S. subsidiaries are treated as CFCs or whether any holder of the ordinary shares is treated as a United States shareholder with respect to any such CFC, nor do we expect to furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The U.S. Internal Revenue Service has provided limited guidance regarding the circumstances in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our shares.
If we or any of our subsidiaries are characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, U.S. Holders may suffer adverse U.S. federal income tax consequences.
A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the preliminary, unaudited financial information for our taxable year ended March 31, 2024 with respect to the composition of our income and valuation of our assets for our taxable year ended March 31, 2024, we believe that we were not a PFIC for the taxable year ended March 31, 2024.
Whether we or any of our subsidiaries are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of our income and assets, our market value and the market value of our subsidiaries’ shares and assets. Changes in the composition of our or our subsidiaries’ income or assets may cause us to be or become a PFIC for the current or subsequent taxable years. Whether we are treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. Accordingly, there can be no assurances that we will not be treated as a PFIC in any taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service (“IRS”) will not take a contrary position or that a court will not sustain such a challenge by the IRS.
If we are a PFIC for any taxable year, a U.S. Holder of our ordinary shares may be subject to adverse tax consequences and may incur certain information reporting obligations. For a further discussion, see “Material Tax Considerations — Certain Material U.S. Federal Income Tax Considerations for U.S. Holders — Passive Foreign Investment Company Considerations.” U.S. Holders of our ordinary shares are strongly encouraged to consult their own advisors regarding the potential application of these rules to us and the ownership of our ordinary shares.
We operate in an industry and across jurisdictions that increase our tax risk profile, and subject us to anti-avoidance legislation that is generally complex, requires detailed analysis, and the application of which is often not certain due to the breadth of the anti-avoidance rules. In addition, the indirect tax treatment of the services we provide in certain countries is often unclear. As a result of these risks, we may have significant tax exposures that we have not accounted for, including in key markets, which could adversely affect our business, financial condition and results of operations.
Due to the international scope of our operations and the industry in which we operate, we are subject to tax laws and regulations, including anti-avoidance rules, imposed by taxing authorities around the world, which are complex and subject to varying interpretations. Furthermore, tax laws are dynamic and therefore subject to change as new laws are passed and new interpretations of existing laws are issued or applied. Our existing corporate structure and intercompany arrangements have been implemented in a manner that we consider to be in compliance with current prevailing tax laws, including applicable transfer pricing rules and regulations. However, the tax treatment of our structure and the offerings we provide in certain jurisdictions is often unclear and could be subject to material adjustment. For example, the taxing authorities in the jurisdictions in which we operate may interpret tax laws and regulations differently than we do or challenge tax positions that we have taken, including, among other things, our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies. This may result in differences in the treatment of revenue, deductions and/or credits or otherwise expose us to additional taxes, interest and/or penalties, including in key markets, which could adversely affect our business, financial condition and results of operations. In addition, future changes to tax laws and regulations could increase our tax obligations in jurisdictions where we do business or are deemed to do business for tax purposes, or require us to change the manner in which we conduct certain aspects of our business.
Risks Related to Being a Public Company
We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.
As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel are not experienced in managing a public company and will be required to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly, particularly where we engage with third parties to assist with these activities. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.
As a result of being a public company, we will be obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our ordinary shares.
Upon becoming a publicly traded company, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the fiscal year that coincides with the filing of our second annual report on Form 20-F. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company.”
We have historically not been required to document and test our internal controls over financial reporting, our management have not been required to certify the effectiveness of our internal controls and our auditors have not been required to opine on the effectiveness of our internal control over financial reporting. However, as a public company in the United States, we will be required to document and test our internal controls over financial reporting and, beginning with the filing of our annual report on Form 20-F for the fiscal year ending March 31, 2025, our management will be required to certify the effectiveness of our internal controls and we will become subject to the SEC’s auditor attestation requirements.
Our current controls and any new controls that we develop may become inadequate because of poor design or changes in conditions in our business, including increased complexity resulting from any international expansion and from the integration of newly acquired businesses and their management teams. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems and controls to accommodate such changes. Additionally, if these new systems, controls or standards and the associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could materially and adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports or the effectiveness of internal control over financial reporting. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post-implementation issues that may arise. Any failure to implement and maintain effective internal controls over financial reporting could adversely affect the results of assessments by our independent registered public accounting firm and their attestation reports. If we are unable to certify the effectiveness of our internal controls, or if our internal controls have a material weakness, we may not detect errors timeously, our consolidated and combined financial statements could be misstated, and we could be subject to regulatory scrutiny and a loss of confidence by stakeholders, which could harm our business and adversely affect the market price of our shares.
During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to certify that our internal control over financial reporting is effective. We have identified a material weakness in our internal control over financial reporting, and we cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ordinary shares could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
The growth and expansion of our business places a continuous, significant strain on our operational and financial resources. Further growth of our operations to support our customer base, our software, games and our internal controls and procedures may not be adequate to support our operations. As we continue to grow, we may not be able to successfully implement requisite improvements to these systems, controls and processes, such as system access and change. The growth and expansion of our business places a continuous, significant strain on our operational and financial resources. Further growth of our operations to support our customer base, our information technology systems and our internal controls and procedures may not be adequate to support our operations. As we continue to grow, we may not be able to successfully implement requisite improvements to these systems, controls and processes, such as system access and change management controls, in a timely or efficient manner. Our failure to improve our systems and processes, or their failure to operate in the intended manner, whether as a result of the growth of our business or otherwise, may result in our inability to accurately forecast our revenue and expenses, or to prevent certain losses. Moreover, the failure of our systems and processes could undermine our ability to provide accurate, timely and reliable reports on our financial and operating results and could impact the effectiveness of our internal control over financial reporting. In addition, our systems and processes may not prevent or detect all errors, omissions or fraud.
We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses or if we are unable to develop and maintain an effective system of internal controls, we may not be able to produce timely and accurate financial statements or comply with applicable laws and regulations, which may adversely affect our business and the price of our ordinary shares.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.
In connection with the preparation of our consolidated and combined financial statements for the year ended March 31, 2023, we have identified material weaknesses in the design and operating effectiveness of our internal control over financial reporting.
Material weaknesses were identified with respect to each of the five components of the Internal Control — Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), relating to: (1) our control environment, as we have been a private company and have not had a sufficient number of resources with appropriate competencies for a public company, and we did not exercise appropriate oversight responsibilities through established structures, or enforce accountability; (2) our risk assessment, as we have not designed or implemented risk assessment processes to allow for the identification of business and fraud risks or assess the significance of such risks, including the likelihood of their occurrence, and to identify and assess changes in the business that could affect our system of internal controls; (3) our control activities, as we did not design and implement effective control activities, including proper segregation of duties and general information technology controls, across substantially all financial statement account balances and disclosures; (4) information and communication, as we have not established or maintained a system to support the identification, capture and exchange of information in a form and time frame to support the functioning of internal controls; and (5) monitoring activities to ascertain whether the components of internal control are present and functioning.
These material weaknesses could in the future result in misstatement of our annual or interim consolidated financial statements that would not be prevented or detected. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the price of our ordinary shares and our ability to access the capital markets in the future.
We are in the process of implementing measures designed to improve our internal control over financial reporting and remediate the control deficiencies that led to these material weaknesses, and we have established a dedicated team, supported by external advisors, including individuals who have SEC and IFRS reporting experience, to oversee the enhancements of our control environment. Led by this team and supported by our external advisors, we have commenced a program of remediation work including: (i) performing a risk assessment and scoping process to identify relevant controls that will be designed, implemented, and tested by management; (ii) establishing compliant risk and control matrices for applicable processes across our company; (iii) enhancing general IT related controls; (iv) developing controls over the completeness and accuracy of reports used in the operation of controls; (v) formalizing the processes around management review of controls, in particular around areas of complex accounting or significant judgment and/or estimation uncertainty; (vi) enhancing the monitoring of our system of internal control to identify and communicate on a timely basis internal control deficiencies to those responsible for taking corrective action; and (vii) designing or reassessing existing entity-level controls and, as necessary, implementing enhancements to such controls. It is not possible at this time to provide an estimate of the time, and as such the costs, that it will take to complete this remediation plan.
While implementation of this remediation plan is ongoing, to date we have identified a roadmap to remediate all deficiencies related to our key controls, including general IT related controls, management review controls and entity level controls mapped to the COSO framework. We have established a regular steering committee meeting to evaluate the progress of all remediation plans, and individual control owners have been assigned to each control, at an appropriate level of authority and competence, who will be responsible for the remediation of the control reporting to the steering committee. All other actions required to complete the implementation of our remediation plan remain to be completed at this time. We cannot assure you that the measures taken to date by us, and actions that we may take in the future, will be sufficient to remediate the control deficiencies that led to these material weaknesses in our internal control over financial reporting or that we will prevent or avoid potential future material weaknesses. In addition, neither us nor an independent registered public accounting firm have performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act. If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or identify any additional material weaknesses, the accuracy and timing of our financial reporting may be negatively impacted, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and the price of our ordinary shares may decline as a result.
We are eligible to be treated as an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our shares less attractive to investors.
We are eligible to be treated as an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and, to the extent that we no longer qualify as a foreign private issuer pursuant to which standards we are not required to provide detailed compensation disclosures or file proxy statements, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the date on which we are deemed to be a large accelerated filer, which means the market value of our common equity that was held by non-affiliates exceeded $700 million as of the last business day of our most recently completed second fiscal quarter; and (iv) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period.
We cannot predict if investors will find our ordinary shares less attractive if we choose to rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares, and our share price may be more volatile.
As a foreign private issuer, we are permitted to, and do, follow certain home country corporate governance practices instead of otherwise applicable NYSE requirements, and we will not be subject to certain U.S. securities laws including, but not limited to, U.S. proxy rules and the filing of certain Exchange Act reports.
As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of the NYSE, provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to the NYSE rules for shareholder meeting quorums and shareholder approval requirements. We may in the future elect to follow home country practices with regard to other matters. As a result, our corporate governance practices may differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the NYSE, and our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.
In addition, as a foreign private issuer, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, including the applicable compensation disclosure requirements. Our officers, directors and principal shareholders are also exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are exempt from filing quarterly reports with the SEC under the Exchange Act. Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information, although we have voluntarily adopted a corporate disclosure policy substantially similar to Regulation FD. These exemptions and leniencies reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.
We would lose our foreign private issuer status if a majority of our shares are owned by U.S. residents and a majority of our executive officers or non-executive directors are U.S. citizens or residents or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, including the U.S. federal proxy requirements, which are more detailed and extensive than the forms available to a foreign private issuer, and our executive officers, board of directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We also would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE, which may require us to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.
We will be a “controlled company” within the meaning of the applicable NYSE listing rules and, as a result, will qualify for exemptions from certain corporate governance requirements even if we lose our foreign private issuer status. If we rely on these exemptions, you will not have the same protections afforded to shareholders of companies that are subject to such requirements.
Upon the closing of this offering, Zinnia Limited will control a majority of the voting power of our outstanding share capital. As a result, we will be a “controlled company” within the meaning of applicable NYSE listing rules, and will be eligible to elect the “controlled company” exemption from certain corporate governance requirements. For example, controlled companies are not required to have:
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a board that is composed of a majority of “independent directors,” as defined under the NYSE rules;

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a remuneration committee that is composed entirely of independent directors; and

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director nominations be made, or recommended to the full board of directors, by its independent directors, or by a nominations/governance committee that is composed entirely of independent directors.

While we have not elected to rely on the “controlled company” exemptions, we may choose to do so in the future for so long as we qualify as a “controlled company,” even if we lose our status as a foreign private issuer. If we choose to take advantage of the “controlled company” exemptions in the future, you will not have the same protections afforded to shareholders of companies that are subject to all the corporate governance requirements of the NYSE, and our status as a controlled company could cause our ordinary shares to be less attractive to certain investors or otherwise harm our trading price. Following this offering, we intend to utilize these exemptions. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all the corporate governance requirements of the NYSE, and our status as a controlled company could cause our ordinary shares to be less attractive to certain investors or otherwise harm our trading price.
If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in our consolidated and combined financial statements and related notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Application of Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated and combined financial statements include those related to amortization of intangible assets, preparation of the carve-out financial statements, acquisitions, including relating to acquired intangible assets and valuation of consideration paid, capitalization and impairment of intangible assets and the call option on the B2B assets and operations of DGC. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our ordinary shares.
Risks Related to Our Ordinary Shares and this Offering
Concentration of ownership of our ordinary shares by Zinnia Limited may prevent new investors from influencing significant corporate decisions.
Prior to this offering, 100% of our ordinary shares are owned by Zinnia Limited. Following this offering, Zinnia Limited will beneficially own approximately 87.1% of our outstanding share capital (or approximately 85.1% if the underwriters exercise in full their option to purchase additional ordinary shares from Zinnia Limited, the selling shareholder), based on the number of shares outstanding as of December 31, 2023. As a result, Zinnia Limited will be able to control all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership will limit the ability of other shareholders to influence corporate matters and may cause us to make strategic decisions that could involve risks to you or that may not be aligned with your interests. This control may adversely affect the market price of our ordinary shares.
The management of Zinnia Limited is controlled by its directors, who are in turn appointed by Zinnia Trust in its capacity as sole shareholder and owner of Zinnia Limited. Zinnia Trust is managed and controlled by Curlan Limited (“Curlan”), a professional trust company and the trustee of Zinnia Trust. The sole shareholder of Curlan is Suntera (IOM) Limited (“Suntera”), which has appointed Matthew Palmer and Maria Lourdes Rivas Mingorance as the directors of Curlan. Pursuant to a deed (the “Deed”) between Suntera, Mr. Palmer, Ms. Mingorance, Curlan and Games Global, Suntera has irrevocably appointed Mr. Palmer, and, failing Mr. Palmer for any reason, Ms. Mingorance, to act as Suntera's sole representative in relation to Suntera’s shareholding in Curlan, in each case for so long as they are directors of Curlan. As such, Mr. Palmer, and, failing Mr. Palmer for any reason, Ms. Mingorance have the exclusive rights otherwise held by Suntera as sole shareholder of Curlan, including the power to vote the shares of Curlan. Accordingly, Mr. Palmer and Ms. Mingorance exercise ultimate investment and voting control over Zinnia Limited and are therefore able indirectly to control the ordinary shares held by Zinnia Limited in our company. Under Isle of Man law, Curlan, as trustee of Zinnia Trust and acting through its directors, Mr. Palmer and Ms. Mingorance, is required to act in the interests of Zinnia Trust and its economic beneficiaries, currently Mr. Martin Moshal, which may not always be in the best interests of our shareholders more generally. Furthermore, the power of Curlan to administer Zinnia Trust is subject to the right of an unaffiliated protector, currently Basil Bielich, to remove Curlan as trustee at any time by giving notice in writing to the trustee and to appoint one or more successor trustees, which would result in a change in the control of the shares in our company held by Zinnia Limited. While the actions of Suntera, Curlan, including its directors, and Mr. Bielich are subject to applicable Isle of Man law, we can provide no assurances regarding how they might exercise their powers, which may not be in the best interests of other shareholders. The management structure of Zinnia Trust may adversely affect the market price of our ordinary shares. See “Prospectus Summary — Implications of Being a Controlled Company,” “Prospectus Summary — Zinnia Limited Trust Structure” and “Principal and Selling Shareholders” for more information.
In addition, our amended and restated memorandum and articles of association (“Articles of Association”) to be in effect upon the closing of this offering contains provisions that provide that Zinnia Limited will have no duty to communicate or present to us investments or business opportunities in or with respect to which we may have an interest or expectancy that such opportunities will be offered to us, nor will Zinnia Limited be deemed to have breached any fiduciary or other duty or obligation (including any duty of loyalty) to us by reason of the fact that such shareholder pursued or acquired such any such business opportunity. Accordingly, Zinnia Limited may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, Zinnia Limited may have an interest in our pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to us and our other shareholders. Such provisions may make our ordinary shares less attractive to investors.
The price of our ordinary shares may be volatile, and you may lose some or all of your investment.
We cannot predict the prices at which our ordinary shares will trade. The initial public offering price for our ordinary shares has been determined by negotiations between us and the representatives of the underwriters and may not bear any relationship to the market price at which our ordinary shares will trade after completion of this offering or to any other established criteria of the value of our business and prospects, and the market price of our ordinary shares following completion of this offering may be highly volatile and may substantially as a result of a variety of factors, including:
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actual or anticipated fluctuations in our financial condition or results of operations;

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variance in our financial performance from expectations of securities analysts;

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changes in the pricing of our games;

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changes in our projected operating and financial results;

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changes in laws or regulations applicable to our software;

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announcements by us or our competitors of significant business developments, acquisitions or new offerings;

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significant data breaches, disruptions to or other incidents involving our games, software or services;

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our involvement in litigation;

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conditions or developments affecting the gaming industry;

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future sales of our shares by us or our shareholders, as well as the anticipation of lock-up releases;

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changes in our senior management or key personnel;

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the trading volume of our ordinary shares;

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changes in the anticipated future size and growth rate of our markets;

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publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

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general economic and market conditions; and

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other events or factors, including those resulting from war, incidents of terrorism, global pandemics or responses to these events.

Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may also negatively impact the market price of our ordinary shares. In addition, the market for technology stocks and the stock market in general have recently experienced significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may continue to negatively impact investor confidence and the market price of equity securities, including our ordinary shares following this offering. In the past, companies who have experienced volatility in the market price of their securities have been subject to securities class action litigation. If the market price of our ordinary shares is volatile, we may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management’s attention.
No public market for our ordinary shares currently exists, and an active public trading market may not develop or be sustained following this offering.
No public market for our ordinary shares currently exists. An active public trading market for our ordinary shares may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your ordinary shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your ordinary shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling ordinary shares and may impair our ability to acquire other companies or technologies by using our ordinary shares as consideration.
We are a holding company with no operations of our own, and, as such, we depend on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any.
Because we are a holding company, our principal source of cash flow will be distributions or payments from our operating subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will depend on the ability of our subsidiaries and intermediate holding companies to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flow or limitations on the ability to repatriate funds whether as a result of currency liquidity restrictions, monetary or exchange controls or otherwise. Our operating subsidiaries and intermediate holding companies are separate legal entities, and although they are directly or indirectly wholly owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. To the extent the ability of any of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service any future debt and pay dividends, if any, could be harmed.
We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.
We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, our ultimate use may vary substantially from our currently intended use. Investors will need to rely upon the judgment of our management with respect to the use of proceeds. Pending use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing instruments that may not generate a high yield for our shareholders. We may use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. At this time, we do not have agreements or commitments to enter into any material acquisitions. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed and the market price of our ordinary shares could decline.
You will experience immediate and substantial dilution in the net tangible book value of the ordinary shares you purchase in this offering.
The initial public offering price of our ordinary shares is substantially higher than the net tangible book value per ordinary share immediately after this offering. If you purchase our ordinary shares in this offering, you will suffer immediate dilution of $15.76 (€14.25) per share, representing the difference between our as adjusted net tangible book value per share as of December 31, 2023 after giving effect to the sale of ordinary shares in this offering and the assumed public offering price of $17.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. See “Dilution” for more information.
Future sales of our ordinary shares in the public market, or the perception that sales might occur, could cause the market price of our ordinary shares to decline.
Sales of a substantial number of our ordinary shares in the public market following the closing of this offering, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. Many of our existing equity holders have substantial unrecognized gains on the value of the equity they hold based upon the price of this offering, and therefore they may take steps to sell their shares or otherwise secure the unrecognized gains on those shares. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our ordinary shares.
All of the ordinary shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.
All of our directors, executive officers and the holders of all of our share capital and securities convertible into our share capital, including the selling shareholder, are subject to lock-up agreements that restrict their ability to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of our share capital, any options or warrants to purchase any of our share capital or any securities convertible into or exchangeable for or that represent the right to receive our shares for 180 days from the date of this prospectus, subject to certain exceptions. J.P. Morgan Securities LLC, Jefferies LLC and Macquarie Capital (USA) Inc. may, in their sole discretion, permit our shareholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements, subject to applicable notice requirements. If not earlier released, all of the ordinary shares subject to such lock-up restrictions will become eligible for sale upon expiration of the 180 day lock-up period, except for any shares held by our affiliates as defined in Rule 144.
In addition, the restricted period may be shortened with respect to a portion of the locked-up securities held by certain lock-up parties, and the lock-up agreements are subject to a number of exceptions. These agreements are further described in the sections titled “Shares Eligible for Future Sale” and “Underwriting.” If not earlier released, all of the ordinary shares not sold in this offering will become eligible for sale upon expiration of the restricted period, except for any shares held by our affiliates as defined in Rule 144.
Our issuance of additional ordinary shares in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders.
We expect to issue additional ordinary shares in the future that will result in dilution to all other shareholders. We expect to grant equity awards to employees, directors and consultants under our equity incentive plan in the form of ordinary shares and/or securities derivative thereof. We may also raise capital through equity financings in the future through the issuance of ordinary shares and/or securities derivative thereof. As part of our business strategy, we may also acquire or make investments in companies, products or technologies and issue such equity securities to pay for any such acquisition or investment. Any such issuances of additional ordinary shares or securities derivative thereof may cause shareholders to experience significant dilution of their ownership interests and the per share value of our ordinary shares to decline.
If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.
The trading market for our ordinary shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts or the content that they publish about us. If our financial performance fails to meet analyst estimates or one or more of the analysts who cover us downgrade our ordinary shares or change their opinion of our ordinary shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our ordinary shares or trading volume to decline.
We do not intend to pay dividends for the foreseeable future following this offering and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our ordinary shares.
Following this offering, we currently intend to retain any future earnings to finance the growth and development of the business and, therefore, we do not anticipate that we will pay any cash dividends on our ordinary shares, including on the ordinary shares, in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent upon our future financial condition, results of operations and capital requirements, general business conditions and other relevant factors as determined by our board of directors. Accordingly, investors must rely on sales of their ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on their investments.
Risks Related to Our Incorporation under the Laws of the Isle of Man
As the rights of shareholders under Isle of Man law differ from those under U.S. law, you may have fewer protections as a shareholder.
Upon the closing of this offering, our corporate affairs are governed by our Articles of Association, the Isle of Man Companies Act and the common law of the Isle of Man. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of directors under Isle of Man law are governed by the Isle of Man Companies Act and the common law of the Isle of Man. The common law of the Isle of Man is derived in part from comparatively limited judicial precedent in the Isle of Man. Relevant non-Isle of Man judicial decisions can be persuasive authority in Isle of Man courts. The rights of our shareholders and the fiduciary responsibilities of our directors under Isle of Man law are partially codified in the Isle of Man Companies Act but are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. The duties and liabilities of directors of an Isle of Man company are governed by a combination of statute and common law (based primarily on English common law). The laws in the Isle of Man do not expressly set out the directors’ common law fiduciary duties in statute. In particular, the Isle of Man has a less exhaustive body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. There is no statutory recognition in the Isle of Man of judgments obtained in the United States, although the courts of the Isle of Man will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. As a result of all of the above, holders of our ordinary shares may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or major shareholders than they would as shareholders of a U.S. company.
Our Articles of Association to be in effect upon the closing of this offering will contain certain provisions, including anti-takeover provisions, that limit the ability of shareholders to take certain actions and could delay or discourage takeover attempts that shareholders may consider favorable.
Our Articles of Association to be in effect upon the closing of this offering contain provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. For example, our Articles of Association authorize our board of directors to determine the rights, preferences, privileges and restrictions of unissued shares without any vote or action by our shareholders. Thus, our board of directors can for example authorize and issue preferred shares with voting or conversion rights that could adversely affect the voting or other rights of holders of our ordinary shares. These rights may have the effect of delaying, discouraging or preventing a takeover attempt of our Company even if a takeover attempt might be beneficial to our shareholders. These provisions could also limit the price that investors might be willing to pay in the future for our ordinary shares, and therefore depress the trading price. These provisions could also make it difficult for shareholders to take certain actions, including electing directors who are not nominated by the incumbent members of our board of directors or taking other corporate actions, including effecting changes in our management, and may inhibit the ability of an acquiror to effect an unsolicited takeover attempt. Shareholders may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the jurisdictions in which we are incorporated or in which we operate based on U.S. or other foreign laws against us, our management or the experts named in this prospectus.
The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.
We are incorporated under Isle of Man law. The rights of holders of ordinary shares are governed by Isle of Man law, including the Isle of Man Companies Act, and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Differences in Corporate Law” in this prospectus for a description of the principal differences between the provisions of the Isle of Man Companies Act applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections.
The Isle of Man is a self-governing British crown dependency, and is an island in the British Isles located between Ireland and the United Kingdom. The Isle of Man, like the United Kingdom, is not a member of the European Union. Isle of Man legislation regarding companies is largely based on English corporate law principles. However, there can be no assurance that Isle of Man law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.
U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against us, our executive officers, our board of directors or the selling shareholder.
We are an Isle of Man incorporated company, and substantially all of our assets and operations are located outside of the United States. In addition, most of our directors and officers reside outside the United States, and the substantial majority of their assets are located outside of the United States. Our selling shareholder is also an Isle of Man incorporated entity, and substantially all of its assets and operations are located outside of the United States. As a result, it may be difficult to effect service of process within the United States or elsewhere upon these persons. It may also be difficult to enforce judgments in the jurisdictions in which we operate or in Isle of Man courts against us and our executive officers and directors. It may be difficult or impossible to bring an action against us in the Isle of Man if you believe your rights under the U.S. securities laws have been infringed. In addition, there is uncertainty as to whether the courts of the Isle of Man or jurisdictions in which we operate would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Isle of Man courts or courts in jurisdictions in which we operate would hear original actions brought in the Isle of Man or jurisdictions in which we operate against us or such persons predicated upon the securities laws of the United States or any state. See “Enforceability of Civil Liabilities” for more information.
The United States and the Isle of Man do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards rendered pursuant to the “Convention on the settlement of investment disputes between States and nationals of other States,” which was opened for signature in Washington D.C. on March 18, 1965, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, may not be enforceable in the Isle of Man, as applicable.
The U.K. City code on Takeovers and Mergers (the “Takeover Code”) may apply to us.
The Takeover Code applies, among other things, to an offer for a company whose registered office is in the United Kingdom, the Channel Islands or the Isle of Man and whose securities are not admitted to trading on a regulated market in the United Kingdom (or the Channel Islands or the Isle of Man) if the company is considered by the Panel on Takeovers and Mergers (the “Takeover Panel”) to have its place of central management and control in the United Kingdom, the Channel Islands or the Isle of Man (the “residency test”) and, in the case of an Isle of Man company incorporated under the Isle of Man Companies Act, if certain criteria are satisfied, for example if there has been some public trading or marketing of their shares in the previous ten years. Under the Takeover Code, the Takeover Panel will determine our place of central management and control by looking at various factors, including the structure of our board of directors, the functions of the directors of our board of directors and where they are resident.
If at the time of a takeover offer, the Takeover Panel determines that our place of central management and control is in the United Kingdom or the Channel Islands or the Isle of Man, and we are within the Takeover Code, we would be subject to a number of rules and restrictions, including but not limited to the following: (i) our ability to enter into deal protection arrangements with a bidder would be extremely limited; (ii) we might not, without the approval of shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) we would be obliged to provide equality of information to all bona fide competing bidders.
Upon completion of the offering, we expect to continue to hold meetings of our board of directors in the United Kingdom and to be resident for U.K. tax purposes in the United Kingdom. Accordingly, based upon this expectation, for the purposes of the Takeover Code, we may be considered by the Takeover Panel to have our place of central management and control in the United Kingdom and the Takeover Code may apply to us.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, statements concerning the following:
•
our expectations regarding our revenue, operating expenses and other operating results;

•
our ability to acquire new customers and successfully retain existing customers;

•
our ability to maintain profitability;

•
anticipated trends, the size and growth rates of the markets in which we compete;

•
future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements;

•
our ability to develop or acquire new games and bring them to market in a timely manner;

•
the costs and success of our marketing efforts and our ability to maintain and enhance our brand;

•
our growth strategies;

•
our ability to manage expansion into the United States and other markets;

•
the estimated addressable market opportunity for our products and services generally;

•
our reliance on key personnel and our ability to attract and retain highly qualified personnel;

•
our ability to obtain, maintain, protect and enforce our intellectual property rights and any costs associated therewith;

•
the effect of global events, such as the Russia-Ukraine and Hamas-Israel wars, on our business, industry and the global economy;

•
our ability to compete effectively with existing competitors and new market entrants;

•
our ability to comply with applicable laws and regulations, including our ability to maintain required licenses, in the jurisdictions in which we operate;

•
the effect of regulatory developments in the jurisdictions in which we currently and may in the future operate; and

•
our anticipated use of the net proceeds from this offering.

You should not place undue reliance on forward-looking statements as predictions of future events, which reflect current beliefs and are based on information currently available as of the date the forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this prospectus. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur and actual results, events or circumstances could differ materially from those described in the forward-looking statements.
In addition, statements that “we believe,” and similar statements, reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe such information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. Forward-looking statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

MARKET AND INDUSTRY DATA
This prospectus contains estimates, projections, statistical data and other information concerning our industry, including market size and growth of the markets in which we participate, that are based on publicly available information and industry publications and reports and forecasts prepared by third parties such as Eilers & Krejcik and H2GC. In addition, certain statements and information in this prospectus reflect our internal estimates and research, as well as management’s beliefs as of the date of this prospectus based on our understanding of our business and the industry in which we operate. In some cases, we do not expressly refer to the sources from which these estimates and information are derived. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

USE OF PROCEEDS
We estimate that the net proceeds to us from this offering will be approximately $92.6 million (€83.7 million), based on the assumed initial public offering price of $17.50 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of ordinary shares by the selling shareholder.
Each $1.00 increase (decrease) in the assumed initial public offering price of $17.50 per ordinary share would increase (decrease) the net proceeds from this offering to us by $5.6 million (€5.1 million), assuming that the total number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions. Similarly, an increase (decrease) of 1,000,000 in the number of ordinary shares offered by us would increase (decrease) the net proceeds from this offering to us by $16.4 million (€14.8 million), assuming the assumed initial public offering price of $17.50 per ordinary share remains the same, and after deducting the underwriting discounts and commissions.
The principal purposes of this offering are to obtain additional working capital, to facilitate an orderly distribution of our ordinary shares for the selling shareholder, to create a public market for our ordinary shares and to facilitate our future access to the public equity markets. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds we receive from this offering for working capital and other general corporate purposes, including: developing and enhancing our technical infrastructure, solutions and services; expanding our research and development efforts and sales and marketing operations; meeting the increased compliance requirements associated with our transition to and operation as a public company; and expanding into new markets. We may also use a portion of the proceeds to acquire or invest in businesses, products, services or technologies; however, we do not have agreements or commitments for any material acquisitions or investments at this time.
We will have broad discretion over how to use the net proceeds to us from this offering. We intend to invest the net proceeds to us from this offering that are not used as described above in investment-grade, interest-bearing instruments.

DIVIDEND POLICY
Between January 1, 2024 and the date of this offering, we have paid an aggregate of €23.0 million in cash dividends to our sole shareholder. Following this offering, we currently intend to retain any earnings for use in our business and do not anticipate declaring or paying any dividends on our ordinary shares in the foreseeable future. The declaration and payment of any future dividends will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, any future debt agreements or applicable laws and other factors that our board of directors may deem relevant.
Accordingly, holders of ordinary shares must rely on sales of their ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on their investments.
Under the laws of the Isle of Man, we may only pay dividends if the board of directors are satisfied, on reasonable grounds, that we will, immediately after payment of the dividend, satisfy a solvency test under the Isle of Man Companies Act, which we will satisfy if we are able to pay our debts as they become due in the normal course of our business and the value of our assets exceeds the value of our liabilities.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2023:
•
on an actual basis;

•
on a pro forma basis to reflect the payment of cash dividends in the aggregate amount of €23.0 million between January 1, 2024 and the date of this offering; and

•
on a pro forma as adjusted basis to reflect: (i) the pro forma adjustments set forth above and (ii) the issuance and sale of 6,000,000 ordinary shares in this offering at the assumed initial public offering price of $17.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Our capitalization following the closing of this offering will depend on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our consolidated and combined financial statements and the related notes thereto included elsewhere in this prospectus and the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
	As of December 31, 2023
(in thousands)	Actual	Pro Forma	Pro Forma As Adjusted
Cash and cash equivalents	€55,481	€32,481	€116,214
Lease liabilities	5,726	5,726	5,726
Total debt	5,726	5,726	5,726
Equity:
Share capital	—	—	—
Share premium	162,068	162,068	248,742
Foreign exchange reserve	(7,611)	(7,611)	(7,611)
Retained earnings	173,344	150,344	147,403
Total equity attributable to shareholders of Games Global	327,801	304,801	388,534
Total capitalization	€333,527	€310,527	€394,260
Each $1.00 increase (decrease) in the assumed initial public offering price of $17.50 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of our cash and cash equivalents, share premium, total equity attributable to shareholders and total capitalization by approximately $5.6 million (€5.1 million), assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions. Similarly, an increase (decrease) of 1,000,000 in the number of ordinary shares offered by us would increase (decrease) each of our cash and cash equivalents, share premium, total equity attributable to shareholders and total capitalization by approximately $16.4 million (€14.8 million), assuming the assumed initial public offering price of $17.50 per ordinary share remains the same and after deducting the underwriting discounts and commissions.
The number of ordinary shares that will be outstanding after this offering is based on 106,018,500 ordinary shares outstanding as of December 31, 2023 and excludes:
•
5,028,571 ordinary shares reserved for future issuance under the 2024 EIP, based on the assumed initial public offering price of $17.50 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, plus any future increases in the number of ordinary shares reserved for issuance thereunder, as more fully described in the section titled “Management — 2024 Equity Incentive Plan” and

•
an aggregate of 732,127 ordinary shares underlying equity awards that we expect to grant to certain of our officers, directors, contractors and employees under our 2024 EIP upon the closing of this offering, based on the assumed initial public offering price of $17.50 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus.

DILUTION
If you invest in our ordinary shares in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per ordinary share and the net tangible book value per share after this offering. Net tangible book value per ordinary share is determined by dividing our total assets less our intangible assets, goodwill and total liabilities by the number of ordinary shares outstanding.
As of December 31, 2023, we had a historical net tangible book value of $127.8 million (€115.5 million), corresponding to a net tangible book value of $1.21 (€1.09) per ordinary share.
As of December 31, 2023, our pro forma net tangible book value was $102.4 million (€92.5 million), or $0.97 (€0.87) per ordinary share, as adjusted for the payment of cash dividends in the aggregate amount of €23.0 million between January 1, 2024 and the date of this offering.
After giving effect to (i) the pro forma adjustments described above and (ii) the sale by us of           ordinary shares in this offering at the assumed initial public offering price of $17.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2023 would have been approximately $195.0 million (€176.3 million), representing $1.74 (€1.57) per ordinary share. This represents an immediate increase in pro forma net tangible book value of $0.78 (€0.70) per ordinary share to our existing shareholder and an immediate dilution in pro forma as adjusted net tangible book value of $15.76 (€14.25) per ordinary share to new investors purchasing ordinary shares in this offering. Dilution per ordinary share to new investors is determined by subtracting pro forma as adjusted net tangible book value per ordinary share after this offering from the assumed initial public offering price per ordinary share paid by new investors.
The following table illustrates this dilution to new investors purchasing ordinary shares in this offering.
Assumed initial public offering price per ordinary share		$17.50
Historical net tangible book value per ordinary share as of December 31, 2023	$1.21
Decrease in net tangible book value per ordinary share attributable to pro forma adjustments described above	(0.24)
Pro forma net tangible book value per ordinary share as of December 31, 2023	0.97
Increase in pro forma net tangible book value per ordinary share attributable to this offering	0.78
Pro forma as adjusted net tangible book value per ordinary share as of December 31, 2023		1.74
Dilution per ordinary share to new investors		$15.76
The following table summarizes, as of December 31, 2023, on a pro forma as adjusted basis as described above, the number of our ordinary shares, the total consideration and the average price per share (1) paid to us by our existing shareholder and (2) to be paid by new investors acquiring our ordinary shares in this offering at the assumed initial public offering price of $17.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.
	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholder	106,018,500	94.6%	$—	—%	$—
New investors	6,000,000	5.4	105,000,000	100.0	17.50
Total	112,018,500	100.0%	$105,000,000	100.0%
Each $1.00 increase (decrease) in the assumed initial public offering price of $17.50 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, respectively, would increase (decrease) the pro forma as adjusted net tangible book value after this offering by $0.05 (€0.05) per ordinary share and the dilution per ordinary share to new investors in this offering by $0.05 (€0.05) per ordinary share, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions.
The number of ordinary shares that will be outstanding after this offering is based on 106,018,500 ordinary shares outstanding as of December 31, 2023 and excludes:
•
5,028,571 ordinary shares reserved for future issuance under the 2024 EIP, based on the assumed initial public offering price of $17.50 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, plus any future increases in the number of ordinary shares reserved for issuance thereunder, as more fully described in the section titled “Management — 2024 Equity Incentive Plan” and

•
an aggregate of 732,127 ordinary shares underlying equity awards that we expect to grant to certain of our officers, directors, contractors and employees under our 2024 EIP upon the closing of this offering, based on the assumed initial public offering price of $17.50 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus.

To the extent we issue new share options or RSUs under our equity compensation plans or we issue additional ordinary shares in the future, there will be further dilution to the new investors purchasing ordinary shares in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined financial information (the “Pro Forma Financial Information”), which includes the unaudited pro forma combined statement of profit or loss for the year ended March 31, 2023 (the “pro forma statement of profit or loss”), has been prepared on the basis set out in the notes below to illustrate the effect of both of the MahiGaming LLC (“Mahi”) acquisition (the “Mahi Acquisition”) and the Snowborn Games AB, JFTW Games Development AB, Spinplay Holdings Limited, and Riversun Holdings Inc. (collectively, the “Velo Studios”) acquisition (the “Velo Studios Acquisition”).
The Pro Forma Financial Information gives effect to the Mahi Acquisition and the Velo Studios Acquisition (together, the “Pro Forma Transactions”) as if the Pro Forma Transactions had taken place on April 1, 2022 for purposes of the pro forma statement of profit or loss. Mahi had a financial year end of March 31, and the Velo Studios had a financial year end of December 31.
There is no pro forma balance sheet as Mahi and Velo Studios have been consolidated by Games Global as of August 4, 2022 and February 28, 2023, respectively and therefore are already reflected in our consolidated and combined financial statements as of March 31, 2023. All pro forma adjustments and their underlying assumptions are described in the notes to the Pro Forma Financial Information. The Pro Forma Financial Information also does not include pro forma adjustments for any other acquisitions completed by us during the period presented.
The Pro Forma Financial Information has been prepared for illustrative and informational purposes only in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended by the final rule, Amendments to Financial Disclosures About Acquired and Disposed Businesses, as adopted by the SEC on May 21, 2020 (“Article 11”). The Pro Forma Financial Information is not necessarily indicative of what our results of operations actually would have been had the Pro Forma Transactions been completed as of the dates indicated. In addition, the Pro Forma Financial Information does not purport to project our future financial position or operating results. The pro forma adjustments are based on the information available at the time of the preparation of this prospectus. The Pro Forma Financial Information should be read in conjunction with:
•
our consolidated and combined financial statements and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations;”

•
the Mahi condensed unaudited interim financial statements as of June 30, 2022 and 2021 and for the three month periods then ended (“Mahi Interim Financial Statements”);

•
the Velo Studios combined financial statements for the year ended December 31, 2022 (“Velo Studios Annual Financial Statements”); and

•
the other information contained in this prospectus.

The Mahi Interim Financial Statements were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), which differs in certain respects from IFRS as utilized by us. Adjustments were made to the Mahi financial data appearing in the Pro Forma Financial Information to convert them from U.S. GAAP to IFRS. Further adjustments were made to translate the Mahi Interim Financial Statements from U.S. dollars to Euro, based on applicable historical exchange rates. The historical exchange rates used may differ from future exchange rates.
The Velo Studios Annual Financial Statements were prepared in accordance with IFRS. Adjustments were made to the Velo Studios financial data appearing in the Pro Forma Financial Information to conform Velo Studios’ historical accounting presentation to our accounting presentation.
The Mahi Acquisition has been accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3, Business Combinations (“IFRS 3”) with Games Global treated as the accounting acquirer for the Mahi Acquisition. The IFRS 3 acquisition method of accounting applies the fair value concepts defined in IFRS 13, Fair Value Measurement (“IFRS 13”) and requires, among other things, that the identifiable assets acquired and liabilities assumed in a business combination are recognized at their fair values as of the acquisition date, with limited exceptions to this recognition and measurement principle. Any excess of the purchase consideration over the fair value of identifiable net assets acquired is recognized as goodwill. The purchase price calculation and purchase price allocation presented for the Mahi Acquisition are based on the purchase price allocation determined in our consolidated and combined financial statements for the year ended March 31, 2023. The measurement period ended on July 31, 2023.
The Velo Studios Acquisition has been accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3 with Games Global treated as the accounting acquirer for the Velo Studios Acquisition. The IFRS 3 acquisition method of accounting applies the fair value concepts defined in IFRS 13 and requires, among other things, that the identifiable assets acquired and liabilities assumed in a business combination are recognized at their fair values as of the acquisition date, with limited exceptions to this recognition and measurement principle. Any excess of the purchase consideration over the fair value of identifiable net assets acquired is recognized as goodwill. The purchase price calculation and purchase price allocation presented for the Velo Studios Acquisition are based on the purchase price allocation determined in our consolidated and combined financial statements for the year ended March 31, 2023. The measurement period ends on February 27, 2024 and therefore the assets acquired, liabilities assumed and goodwill recognized are subject to change.
The pro forma statement of profit or loss reflects the transaction accounting adjustments attributable to the Pro Forma Transactions, which depict the accounting adjustments required by IFRS. The pro forma adjustments are based upon the best information available to us and certain assumptions that we believe to be reasonable.
The Pro Forma Financial Information is provided for informational purposes only and is not necessarily indicative of our results of operations that would have been realized had the Pro Forma Transactions occurred as of the dates indicated, nor is it meant to be indicative of any anticipated future results of operations that we will experience. The actual results of operations will differ, perhaps significantly, from the Pro Forma Financial Information due to a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results following the date of the Pro Forma Financial Information. The Pro Forma Financial Information does not reflect any adjustment for liabilities or related costs of any integration and similar activities, or benefits that may be derived in future periods, from the Mahi Acquisition or the Velo Studios Acquisition.
All amounts are in thousands of Euros, except where noted otherwise.

Games Global Limited
Unaudited Pro Forma Combined Statement of Profit or Loss for the year ended March 31, 2023
		Adjustments		Adjustments
(in thousands, except share and per share data)	Games Global Year ended March 31, 2023	Mahi April 1, 2022 to July 31, 2022	Mahi Acquisition Transaction Accounting Adjustments	Velo Studios Group February 1, 2022 to December 31, 2022	Velo Studios Acquisition Transaction Accounting Adjustments	Unaudited Pro forma Games Global
	(Note 1)	(Note 2)	(Note 3)	(Note 4)	(Note 5)
Revenue	€306,926	€5,164	€(5,164) (Note 3a)	€22,565	€(21,918) (Note 5a)	€307,573
Cost of services	(135,289)	(4,648)	5,253 (Notes 3a, 3b)	(9,599)	17,179 (Notes 5a, 5b)	(127,104)
Sales, general and administrative expenses	(59,881)	(1,065)	138 (Note 3b)	(1,392)	138 (Note 5b)	(62,062)
Profit from operations	111,756	(549)	227	11,574	(4,602)	118,406
Financial income	1,314			1		1,315
Financial expenses	(2,468)	(152)		(211)		(2,831)
Profit before tax	110,602	(701)	227	11,364	(4,602)	116,890
Taxation	(2,766)	—		(2,107)	427	(4,446)
Profit for the year/ period	107,836	(701)	227	9,257	(4,175)	112,445
Attributable to:
Shareholders of Games Global Limited or parent	107,389	(701)	227	5,701	2,533	115,149
Non-controlling interest	447			3,556	1,642	5,645
Weighted average shares outstanding, basic	102,362,645					106,018,500
Net profit per share attributable to ordinary shareholders, basic and diluted	1.05					1.09

Notes to Unaudited Pro Forma Combined Financial Information
1.
Basis of Presentation

The pro forma statement of profit or loss reflects the transaction accounting adjustments attributable to the Pro Forma Transactions, which depict the accounting adjustments required by IFRS.
The Pro Forma Financial Information reflects pro forma adjustments that management believes are necessary to fairly present our pro forma results of operations following the closing of the Pro Forma Transactions for the periods indicated. The Pro Forma Financial Information does not reflect any adjustment for the costs of any integration and similar activities, or benefits that may be derived in future periods, from the Mahi Acquisition or Velo Studios Acquisition.
The Mahi Interim Financial Statements were prepared in accordance with U.S. GAAP, which differs in certain respects from IFRS. Adjustments were made to the Mahi Interim Financial Statements to convert them from U.S. GAAP to IFRS.
The Velo Studios Annual Financial Statements were prepared in accordance with IFRS. Adjustments were made to the Velo Studios Annual Financial Statements to convert them to our existing accounting policies after evaluating potential areas of differences. In addition, reclassifications have been made to align Velo Studios financial statement presentation to our financial statement presentation.
We have used the following historical exchange rates to translate the Mahi Interim Financial Statements and calculate certain adjustments to the Pro Forma Financial Information from U.S. dollars to Euros:
Average exchange rate for the four-month period ended July 31, 2022: USD 1 / Euro 0.9498
The estimated income tax impacts of the pre-tax adjustments that are reflected in the Pro Forma Financial Information are calculated using an estimated blended statutory rate, which is based on preliminary assumptions related to the jurisdictions in which the income (expense) adjustments will be recorded. Our blended statutory rate and the effective tax rate following the Pro Forma Transactions could be significantly different depending on post-Pro Forma Transactions activities and the geographical mix of our profits or losses before taxes.
2.
Adjustments to Mahi Interim Financial Statements

The financial information below illustrates the impact of adjustments made to the Mahi Interim Financial Statements as prepared in accordance with U.S. GAAP, in order to present them on a basis consistent with our accounting policies in accordance with IFRS.
The Mahi historical U.S. GAAP financial information as of and for the period ended June 30, 2022 presented below has been derived from the Mahi Interim Financial Statements as of June 30, 2022 and 2021 and for the three-month periods then ended included elsewhere in this prospectus.

MahiGaming LLC
Unaudited Adjusted Statement of Profit or Loss for the four months ended July 31, 2022
	Reclassifications of U.S. GAAP to IFRS Adjustments
Mahi statement of operations line items	Mahi statement of operations line items for the three months ended June 30, 2022	Mahi statement of operations line items for the month ended July 31, 2022	Mahi statement of operations for the four months ended July 31, 2022	IFRS adjustments	Notes	Games Global statement of profit and loss presentation	Mahi statement of operations for the four month period ended July 31, 2022 under Games Global statement of profit of loss presentation and IFRS adjustments	Translated into Games Global’s presentation currency
(in thousands)	(Note 2a)	(Note 2b)		(Note 2c)		(in thousands)	(Note 2d)	(Note 2e)
Total revenue	$4,085	$1,352	$5,437			Revenues	$5,437	€5,164
Cost of services	(3,500)	(1,394)	(4,894)			Cost of services	(4,894)	(4,648)
General and administrative	(978)	(310)	(1,287)	166		Sales, general and administrative expenses	(1,121)	(1,065)
						Profit from operations	—	—
Interest expense	—	—	—	(160)		Financial income	—	—
						Financial expenses	(160)	(152)
						Profit before tax	(738)	(701)
						Taxation	—	—
Net loss	(392)	(352)	(744)	6		Profit for the year/period	(738)	(701)

(a)
The Mahi statement of operations for the three months ended June 30, 2022 has been extracted from the condensed unaudited interim financial statements of Mahi as of June 30, 2022 and 2021 and for the three month periods then ended, which are included elsewhere in this prospectus.

(b)
The Mahi statement of operations for the one month period ended July 31, 2022 has been derived from Mahi’s unaudited accounting records.

(c)
The following adjustment has been made to convert the Mahi statement of operations to IFRS:

a.
Under IFRS, all lessee leases are classified in a consistent manner similar to financing leases under U.S. GAAP, whereas under U.S. GAAP leases are classified as operating or financing. Under U.S. GAAP a straight-line expense is recorded over the lease term by a lessee for operating leases whereas IFRS lessee accounting generally yields a “front-loaded” expense with more expense recognized in earlier years of the lease. Additionally, under U.S. GAAP for operating leases, the lessee records the lease expense as a single line item of expense in the income statement. Under IFRS, interest expense on the lease liability and amortization of the right-of-use asset are presented separately in the income statement. The adjustment represents the reversal of general and administrative expense of $0.2 million for the four month period ended July 31, 2022 recognized under U.S. GAAP and the recording of a $0.2 million increase in financial expense on the lease liabilities for the four month period ended July 31, 2022 under IFRS.

(d)
The presentation of Mahi’s statement of operations is consistent with our statement of profit and loss. No reclassification adjustments were required to align the financial statements of Mahi and Games Global.

(e)
The Mahi statement of operations information has been converted from U.S. dollars to Euros using an average rate of $1:€0.9498 for the four months ended July 31, 2022.

3.
Adjustments Related to the Mahi Acquisition

The pro forma statement of profit or loss gives effect to the following assumptions and adjustments.
a)
Existing Trading Relationships

Prior to the Mahi Acquisition, we had an existing trading relationship with Mahi, whereby Mahi provided exclusive design and development of gaming software and related maintenance, support and consultancy services to us. For the four months ended July 31, 2022, Mahi derived 100% of its revenue from services performed in connection with Games Global.
This adjustment reflects the elimination of combined intragroup revenue and cost of services provided by Mahi to us of €5.2 million.
b)
Allocation of Consideration for the Mahi Acquisition

The pro forma adjustments to depreciation and amortization expense for the period April 1, 2022 to July 31, 2022 are calculated as follows:
	Pro forma adjusted carrying value	Weighted-Average Estimated Useful life	Annual Depreciation and Amortization
	(in thousands)	(in years)	(in thousands)
Identifiable intangible assets	€13,500	5	€900
		Less historical amortization expense	(989)
		Adjustment to Cost of Service	(89)
We have calculated the Mahi Acquisition transaction accounting adjustment to cost of services by (i) eliminating combined intragroup revenue and cost of services provided by Mahi to us of €5.2 million and (ii) including a reduced amortization expense of €89 thousand for the pro forma adjusted carrying value of identifiable intangible assets of €13.5 million calculated from Note 4 to our audited consolidated and combined financial statements included elsewhere in this prospectus. The total impact of these adjustments to cost of services was €5.3 million.
	Pro forma adjusted carrying value	Weighted-Average Estimated Useful life	Annual Depreciation and Amortization
	(in thousands)	(in years)	(in thousands)
Property, plant and equipment	€638	5	€43
Right-of-use assets	502	5	33
		Less historical depreciation and amortization expense	(213)
		Adjustment to Sales, general and administrative expenses	(138)

c)
Income Tax Impact

For the three months ended June 30, 2022, Mahi did not record a tax provision due to the current year tax loss. Mahi also continued to maintain a full valuation allowance against its net deferred tax assets. As a result, the income tax impacts of the pre-tax adjustments that are reflected in the Pro Forma Financial Information are calculated using an effective tax rate of 0% related to the jurisdictions in which the income (expense) adjustments will be recorded.
4.
Adjustments to Velo Studios Annual Financial Statements

The financial information below illustrates the impact of adjustments made to the Velo Studios Annual Financial Statements as prepared in accordance with IFRS, in order to present them on a basis consistent with our accounting presentation in accordance with IFRS. These adjustments reflect our best estimates based upon the information currently available to us and could be subject to change once more detailed information is obtained.
Velo Studios
Unaudited Adjusted Statement of Profit or Loss for the eleven months ended December 31, 2022
Velo Studios statement of operations sheet line items	Velo Studios statement of operations line items for the year ended December 31, 2022	Velo Studios statement of operations line items for the month ended January 31, 2022	Velo Studios statement of operations for the eleven months ended December 31, 2022
(in thousands)	Note 4(a)	Note 4(b)
Revenue	€23,923	€1,358	€22,565
Cost of sales	(10,337)	(738)	(9,599)
General and administrative expenses	(1,458)	(66)	(1,392)
Financial income	1	—	1
Financial Expense	(209)	2	(211)
Profit before tax	11,920	556	11,364
Taxation	(2,341)	(234)	(2,107)
Profit for the year/period	9,579	322	9,257
Net investment of parent company	5,907	206	3,556
Non-controlling interest	3,672	116	9,257

(a)
The Velo Studios statement of operations for the year ended December 31, 2022 has been extracted, without material adjustment, from the Velo Studios combined financial statements, which are included elsewhere in this prospectus.

(b)
The Velo Studios statement of operations for the one month period ended January 31, 2022 has been derived from Velo Studios’ unaudited accounting records, without material adjustment.

5.
Adjustments Related to the Velo Studios Acquisition

The pro forma statement of profit or loss gives effect to the following assumptions and adjustments.
a)
Existing Trading Relationships

Prior to the Velo Studios Acquisition, we had an existing trading relationship with Velo Studios, whereby Velo Studios developed and licensed games to, and provided consulting services to us. For the eleven months ended February 28, 2023, Velo Studios derived 96% of its revenue from services performed in connection with Games Global.
This adjustment reflects the elimination of combined intragroup revenue and cost of services provided by Velo Studios to us.
(in thousands)	Period February 1, 2022 to December 31, 2022
Revenue	€(21,918)
Cost of Services	(21,918)

b)
Allocation of Consideration for the Velo Studios Acquisition

The pro forma adjustments to depreciation and amortization expense for the period April 1, 2022 to March 31, 2023 are calculated as follows:
	Pro forma adjusted carrying value	Weighted-Average Estimated Useful life	Depreciation and Amortization
	(in thousands)	(in years)	(in thousands)
Identifiable intangible assets	€26,511	5	€4,860
		Less historical amortization expense	(121)
		Adjustment to Cost of Service	4,739
We have calculated the Velo Studios Acquisition transaction accounting adjustment to cost of services by eliminating combined intragroup revenue and cost of services provided by Velo Studios to us of €21.9 million, offset by an increased amortization expense of €4.7 million for the pro forma adjusted carrying value of identifiable intangible assets calculated from Note 4 to our audited consolidated and combined financial statements included elsewhere in this prospectus. The total impact of these adjustments to cost of services was €17.2 million.
	Pro forma adjusted carrying value	Weighted-Average Estimated Useful life	Depreciation and Amortization
	(in thousands)	(in years)	(in thousands)
Right-of-use assets	€815	5	€149
		Less historical depreciation and amortization expense	(287)
		Adjustment to Sales, general and administrative expenses	(138)

c)
Income Tax Impact

The domestic tax rates applied in relevant jurisdictions include Sweden (20.6%), Finland (20%), British Virgin Islands (n/a — no domestic income tax in this jurisdiction), Guernsey (0%) and the United States (21%). The estimated income tax impacts of the pre-tax adjustments that are reflected in the Pro Forma Financial Information are calculated using an estimated blended statutory rate of 9.3%, which is based on preliminary assumptions related to the jurisdictions in which the income (expense) adjustments will be recorded. The blended statutory rate of the Games Global Group following the Pro Forma Transactions could be significantly different depending on post-Pro Forma Transactions activities and the geographical mix of profit or loss before taxes.
6.
Earnings per Share

Pro forma earnings per share (referred to as “EPS”) for the Pro Forma Financial Information have been recalculated to show the impacts of the Pro Forma Transactions after giving effect to the issuance of 32,490 shares to Mahi shareholders and 27,695 shares to Velo Studios shareholders, assuming that the shares issued in connection with the Mahi Acquisition and the shares issued in connection with the Velo Studios Acquisition were outstanding at the beginning of the periods presented. For the year ended March 31, 2023, total weighted average pro forma Games Global shares outstanding is assumed to be 106,018,500 for basic and diluted EPS for the Pro Forma Financial Information.
	For the year ended March 31, 2023
(in thousands, except share and per share data)	Historical Games Global	Unaudited Pro Forma Games Global
Profit attributable to shareholders	€107,389	€115,149
Weighted average number of ordinary shares (basic and diluted)	102,362,645	106,018,500
Profit per share, basic and diluted	1.05	1.09

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated and combined financial statements and related notes and other financial information and our unaudited condensed consolidated interim financial statements and related notes and other financial information included elsewhere in this prospectus. This discussion and analysis includes forward- looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of this prospectus, our actual results could differ materially from the results described in or implied by the forward- looking statements contained in the following discussion and analysis.
Overview
We are a leading developer, distributor and marketer of innovative online, casino-style gaming (“iGaming”) content and integrated business-to-business (“B2B”) solutions to iGaming operators in regulated markets globally based on the size of our studio network. Based on our analysis of publicly available data, including the websites, public statements and accounts of our competitors, we believe that we have one of the largest networks of exclusive iGaming content studios, measured by the number of studios that develop our games. Our 40 in-house and partnered studios with whom we have exclusive rights have established operating histories predating the formation of our company. These studios have developed more than 1,300 proprietary games over the past 20 years (including predating the formation of our company), all of which are now part of our portfolio of games. We are a key content provider to iGaming operators, supporting the rapidly growing consumption of iGaming content through a diverse portfolio of what we believe to be market-leading offerings. While slot games (including progressive variants of slot games) have historically represented, and continue to represent, the vast majority of our revenue, our product portfolio also includes table games (including progressive variants of table games), video poker, video bingo, game show games, crash games and live casino games.
We were incorporated in the Isle of Man on July 8, 2021, pursuant to a carve-out of the game development business of Fusion Holdings Limited, with the strategic vision of creating the largest and most innovative iGaming studio and distribution ecosystem in the world. To advance this vision, we strive to regularly develop and offer new branded game titles (each, a “game title”), creating multiple versions of each game title (each, a “game” or “game variant”) to enable each of our customers to select the game variant that best meets their commercial needs, including in relation to game mechanics (e.g., bet limits, volatility, multipliers), compliance with specific regulatory frameworks, return-to-player (“RTP”) percentages, application type (mobile or desktop) and other metrics that are important to iGaming operators. Each game variant we offer is individually certified and brought to market. Using our access to underlying operational data, we monitor and analyze the popularity of our games across the markets that our customers serve. Our technology allows us to identify the territory in which our games are being played and, as a result, we can track game play and our customers’ gross gaming revenue (“GGR”) arising from game play (which we refer to as our games’ “underlying GGR”) by territory. These data insights enable us to better understand our players and inform our market and product development strategies.
We have established positions in our existing markets in Europe and North America, based on our games’ underlying GGR. In December 2023, we had more than 7.3 million unique active players who collectively made €6.7 billion in wagers on our games across 8 billion paid spins (each spin, a “game round”) (compared to 5.3 million unique active players who collectively made €5.6 billion in wagers on our games across 5.6 billion paid game rounds in December 2022). In March 2024, following the expansion of our business into the United States, we had 8.8 million unique active players who collectively made €7.8 billion in wagers on our games across 9.1 billion paid game rounds. We released approximately 60 new game variants per month for game play in these jurisdictions during the nine months ended December 31, 2023 (compared to 33 new game variants per month during the nine months ended December 31, 2022) and offer some of the industry’s highest paying online progressive jackpots. While our distribution of games to customers in North America was previously limited to customers in the Canadian market, in connection with our acquisition of the B2B assets of Digital Gaming Corporation USA (“DGC” and the acquisition of DGC, the “DGC Acquisition”) in February 2024, we expanded our business into the United States, whose states in the aggregate represent the largest iGaming market globally according to H2 Gambling Capital (“H2GC”). Prior to this acquisition, we sold a selection of our games to DGC, which were made available in the United States by DGC under its U.S. regulatory licenses. The limited releases of our games by DGC preceding the DGC Acquisition attracted strong demand, as evidenced by these game titles representing four of the top 25 new iGaming titles in the Eilers & Krejcik Gaming (“Eilers & Krejcik”) February 2024 U.S. Online Game Performance Report (the “Eilers & Krejcik Report”), including the third top new game title in the overall U.S. market. We reacquired the games previously sold to DGC as part of the DGC Acquisition. We are currently licensed or certified to sell our games into 20 jurisdictions, and we supply our games to over 350 iGaming operators, consisting of business-to-consumer (“B2C”) iGaming operators to whom we directly supply our games (our “Direct Customers”) and B2B resellers who further sell, market and deploy our games to a variety of B2C iGaming operators (our “Indirect Customers”), which in each case make our games available to individual players.
Our mission is to become the industry’s standard for exceptional, entertaining and high performing iGaming content and solutions. This mission is underpinned by the following key strategic pillars:
•
cultivate meaningful customer relationships and develop differentiated, bespoke customer solutions to grow iGaming operator share of wallet;

•
expand to offer our games beyond our existing geographic markets within Europe and North America as new markets adopt regulations and increase penetration into the high growth U.S. markets, which is projected to have a total addressable market of approximately $28 billion by 2028 for online slot and table games (“online casino”), iLottery, online poker and online video bingo, according to H2GC;

•
focus on innovation through our Center of Excellence utilizing shared tools, infrastructure and best practices across all studios to expand into additional iGaming product adjacencies, such as lottery games and omnichannel (i.e., land- and iGaming-based) offerings, and drive customer engagement; and

•
leverage our global studio model to continue generating a robust pipeline of new games across genres and categories, thereby increasing the probability of creating franchise brands.

We have expanded rapidly since our inception through a combination of strategic acquisitions and organic growth. With what we believe to be our highly competitive structural framework, we expect to continue to grow as we enter into new markets and expand our customer share of wallet in our current markets, both as a result of continued organic growth and opportunistic strategic acquisitions. For the nine months ended December 31, 2023 and 2022, we generated revenue of €273.2 million and €221.4 million, respectively, and profit for the period of €79.1 million and €81.4 million, respectively. For the years ended March 31, 2023 and 2022, we generated revenue of €306.9 million and €168.3 million, respectively, and profit for the year of €107.8 million and €97.3 million, respectively. We generated Adjusted EBITDA of €120.8 million and €109.9 million for the nine months ended December 31, 2023 and 2022, respectively, and €145.0 million and €113.2 million for the years ended March 31, 2023 and 2022, respectively. See the section titled “ — Non-IFRS Financial Measures” for the definition of Adjusted EBITDA, as well as a reconciliation of Adjusted EBITDA to profit for the year/period, the most directly comparable financial measure stated in accordance with IFRS.
Our Business Model
We have built a network of game development studios that use proprietary technology and tools to make high quality games that attract players on our customers’ websites. These games are distributed across a network of gaming operator customers, either directly to the operators or indirectly through B2B resellers to the operators, who then offer these games to players. Our business model is predicated on end users playing our games in a sustainable and responsible manner, creating an affinity between consumer and our content.
We have historically generated the majority of our revenue from revenue share arrangements, pursuant to which the iGaming operator pays us a percentage of the operator’s GGR derived from our games. In a typical revenue-share arrangement, GGR earned by our customers is equal to the amount wagered by a player, less any payout made to the player. See “Presentation of Financial and Other Information — Gross Gaming Revenue.” We also generate revenue from a small number of fixed-fee contracts with our customers. We are currently renegotiating certain of our fixed- fee arrangements and expect to transition the majority of these to revenue share agreements. In the nine months ended December 31, 2023, 14.4% of our revenue was generated from fixed-fee contracts with Apricot Investments Limited (“Apricot”) (compared to 14.6% in the nine months ended December 31, 2022). For our progressive jackpot games, we receive a license fee that is determined as a percentage of the jackpot.
In order to achieve our strategic goals and grow our share of the player wallet, we have acquired or entered into exclusive licenses with high quality design studios around the world and expect to continue to do so where the opportunity arises. Following integration into our studio network, these studios gain access to our brand, our broad distribution network and the resources and tools we share across our studio network, while we are able to benefit from the quality games developed by the studios. See “— Key Factors Affecting Comparability of Financial Information” for more information on our recent acquisitions. We expect to continue to grow through acquisitions, but with a highly discerning approach to new studio opportunities. We will pursue acquisitions if they complement and enhance our existing offerings and demonstrate profitability, rather than simply adding scale.
Our business model is predicated on the popularity of our games and the symbiotic relationship we maintain with the iGaming operators who offer our games, as operators are incentivized to promote games that users enjoy and that encourage long-term sustainable play. We believe our games portfolio enjoys a high degree of “stickiness” as demonstrated by the game usage fees generated within monthly game cohorts over time. Each cohort is comprised of games released within the applicable month (e.g., the January 2022 cohort includes games released from January 1 to January 31, 2022). Usage fees represent the amount we earned from our game IP within our Direct Customer channel, but excludes progressive administrative fees, which are earned across multiple games and therefore not attributable to individual game titles. Furthermore, this data does not include fees generated from our live casino games, where the individual acting as the live dealer rather than the game title drives player demand, or our Indirect Channel, a portion of which is earned pursuant to fixed fee arrangements and therefore not tied to individual game play. As demonstrated in the graphic below, we have historically continued to generate revenue from games for years after the initial release date, with our game cohorts generally benefiting from a limited attrition curve against minimal costs to maintain previously released content. For example, for the nine months ended December 31, 2023, 64% of usage fees from the Direct Customer channel were generated from games that were released prior to January 1, 2023. While we believe these cohorts are a fair representation of the performance of our games over time, there is no assurance that they will be representative of any future cohort of games or periods.

Our studio network allows us to consistently produce multiple successful games throughout the year, in accordance with our centrally directed game publishing roadmap. In addition, by leveraging the resource bandwidth afforded by our multiple studios, we are able to meet the growing demand for games across new and existing markets, including increasingly important bespoke games for key customers.
Key Factors Affecting Comparability of Financial Information
Carve-Out from Fusion Holdings Limited
We were incorporated on July 8, 2021 by Fusion Holdings Limited (“Fusion”), a private limited company incorporated in the Isle of Man with a number of business lines in the B2B iGaming sector, including the development of games. The game development division was subsequently carved out to operate as Games Global, a standalone game development company, and we commenced operations as Games Global on April 1, 2022.
Therefore, the financial information for the nine month comparative period ended December 31, 2022 included in our unaudited condensed consolidated interim financial statements reflects the first period in which we operated as a standalone entity. Accordingly, the financial information for the year ended March 31, 2022 included in our consolidated and combined financial statements has been carved out of the financial information of Fusion. The methodology employed in the carve-out was the “management approach,” under which management apportioned the activity and financial position of Fusion’s game development division for purposes of the carve-out financial information. As such, our financial position and results of operations as of and for the year ended March 31, 2023 may not be comparable to our financial position and results of operations as of and for the year ended March 31, 2022. The carve-out financial statements may not be indicative of the results of operations, financial position and cash flows if Games Global had been an independent standalone entity during the periods presented, nor are they necessarily indicative of its future results of operations, financial position and cash flows. For more information on the carve-out basis of presentation, see note 1 to our audited consolidated and combined financial statements included elsewhere in this prospectus.
Acquisitions
At the time of our carve-out from Fusion, we owned an IP portfolio consisting of games and game- related technology. We then completed a number of acquisitions during the year ended March 31, 2023 that brought entities that held studios, technology, customer relationships, regulatory licenses together with the sales and support infrastructure to help distribute our games in key markets. In addition to these acquisitions, we also entered into a number of new commercial contracts, secured further regulatory approvals and set up new functions within the business to enable us to operate as a stand-alone entity. In the nine months ended December 31, 2023, we also acquired a further portfolio of IP in our acquisition of AreaVegas.
These acquisitions included:
•
Quickfire Limited (“Quickfire”), Almond Gaming Limited (“Almond”), Games Global Estonia, Corvide Limited (“Corvide”) and Oakwood Services Limited (“Oakwood”)

We acquired these entities for an aggregate consideration of €9.2 million. Quickfire, Almond, Games Global Estonia and Corvide were acquired on May 1, 2022. The acquisition agreement in respect of Oakwood was entered into on May 1, 2022; however completion of the transfer under the Oakwood acquisition agreement was conditional on receipt of written consent from the Gibraltar Gambling Division to the change of control of Oakwood, and therefore the acquisition of Oakwood was completed upon receipt of this consent, on May 4, 2022. Quickfire has contracts with multiple operators to provide access to casino slot games and charges operators a percentage of GGR earned from its games, less agreed deductions. Almond, Games Global Estonia and Corvide Limited are technology development companies — the latter two companies house game studios, and Almond develops and maintains progressive jackpot technology. Oakwood is a service company consisting of sales and partnership teams that now support our customer contracts.
•
Prima Networks Limited, Prima Networks Spain Limited and Kova SRL (together “the Prima Networks Group”)

We acquired these entities for an aggregate consideration of €12.1 million on May, 31 2022. The Prima Networks Group holds gaming licenses in Malta and Spain and has contracts with operators to provide access to casino slot games and charges operators a percentage of GGR earned from its games, less agreed deductions.
•
Creative Foundry SA (Pty) (“Creative Foundry”)

We acquired Creative Foundry for €2.5 million, net of cash acquired, on July 1, 2022. Creative Foundry is a games development and technology company based in South Africa. Creative Foundry houses a number of game studios, all dedicated to developing games under direction from our head office in the Isle of Man. Creative Foundry’s role has now expanded to include a number of other services for us, such as data analysis and IT support.
•
MahiGaming LLC (“Mahi”)

We acquired Mahi from Samson Studio Holdings Limited (“Samson”) for an aggregate equity consideration of €80.8 million on August 4, 2022. Mahi is a games development company based in the United States from whom we had, prior to its acquisition, an exclusive option to acquire their games for distribution. We continue to commission and then distribute games from Mahi, for which Mahi is remunerated on a cost-plus basis, meaning that we pay Mahi the costs incurred with developing the games as well as an additional amount that is calculated as a percentage of cost plus). One of the assets held by Mahi was a call option on the B2B assets and operations of DGC (such option, the “DGC option”), which was executed on April 7, 2021. We exercised the DGC option on February 1, 2024, with completion of the acquisition of B2B assets and operations of DGC occurring simultaneously. The DGC option was reflected as an other current asset on our consolidated and combined statement of financial position as at March 31, 2023 and extinguished on exercise.
•
Snowborn Games AB, JFTW Games Development AB, Spinplay Holdings Limited and Riversun Holdings Inc. (collectively, the “Velo Studios”)

We acquired a majority interest in the Velo Studios from Velo Studio Holdings Limited (“Velo Holdings”) on February 28, 2023 for an aggregate equity consideration of €81.2 million. As with Mahi, these studios are game development companies from whom we had previously commissioned games for distribution across our customer network. We have revenue share arrangements with the

Velo Studios, pursuant to which the Velo Studios receive a percentage of the GGR we earn from their games, less agreed deductions.
•
AreaVegas Holdings Limited (“AreaVegas”)

On September 1, 2023, our subsidiary, Games Global UK Limited, acquired a 51% ownership interest in AreaVegas for cash consideration of $5.0 million and an earnout based on inputs related to AreaVegas’s EBITDA and the price earnings ratio of Games Global. We acquired AreaVegas in order to benefit from its IP, which will enhance the game development capability of our studio network. The acquisition has been accounted for as an asset purchase and as such no goodwill arose on the transaction; the consideration has been recorded as the cost of the game IP assets acquired.
The equity consideration paid to Samson and Velo Holdings resulted in such entities holding an aggregate of approximately 6% of our outstanding ordinary shares as of February 28, 2023. On December 1, 2023, pursuant to a share purchase agreement among Zinnia Limited, Samson and Velo Holdings (the “Zinnia SPA”), Zinnia Limited re-acquired the shares from Samson and Velo Holdings in an unregistered private transaction in exchange for consideration, the value of which is to be determined based on the volume-weighted average closing sale price per share of our ordinary shares for the 30-trading day period beginning on the date on which our ordinary shares are publicly listed for trading in connection with this offering, or, if such date does not occur by a date specified in the Zinnia SPA, at a fair market value to be determined by Zinnia Limited, Samson and Velo Holdings.
See note 4 to our consolidated and combined audited financial statements included elsewhere in this prospectus for details of these acquisitions, including their accounting under IFRS 3 — Business Combinations.
Key Factors Affecting Our Performance
Impact of Regulation within our Industry
We believe that regulatory changes in the online gaming industry have affected, and will continue to affect, our business both positively and negatively. As a B2B supplier, our results of operations are directly linked to the overall growth of the online gaming market and its expansion and acceptance around the world. Our growth depends on expanding our activities in existing markets and successfully entering new markets and new geographies. The market for online gaming has been opening up in recent years as additional jurisdictions look to establish regulatory regimes to protect players and raise revenue.
However, while increased regulation and public attention on the online gaming industry initially brings a brief reduction in online gaming activity, we believe it eventually brings greater certainty and stability to the market, which leads to more operators seeking licenses to offer betting and gaming to consumers and ultimately expand their gaming offerings accordingly.
In more mature markets in which our games are offered where regulations have been implemented or extended in scope (such as the Netherlands and Ontario), we have seen our revenue increase despite the increased regulatory requirements and fiscal demands on our customers. We therefore do not consider the introduction of regulatory regimes to have a significant adverse impact on our business. We also believe that to the extent jurisdictions restrict the number of suppliers that can offer games into the online gaming market, we will be able to grow market share in jurisdictions in which we already hold licenses by providing high-quality games.
The introduction of or increase in regulation also brings increased costs, as we are required to spend significant amounts of resources to gain and maintain compliance, including licensure and regulatory approvals. Further, regulations can result in significant restrictions or lack of regulatory clarity for our operations or the operations of our customers. As a result, we may be prevented from operating within certain countries, either because we are restricted legally or because, practically, we cannot currently operate profitably. Additionally, regulations often change, and we may have to shift our business strategy or current operations in the future. As a global business, our expenses related to regulation are highly dependent upon the scope of regulations and our familiarity with operating in a particular country. For example, we have previous experience working in various regulated jurisdictions worldwide, and as a result, our familiarity with regulators in such jurisdictions puts us in a strong position to expand our market share in those jurisdictions while keeping operating and licensure costs relatively low. Further, as new jurisdictions implement regulations, we may experience pressure on pricing as our customers look to negotiate terms that would mitigate the impact of gaming duties payable. In most cases, our revenue share is calculated on a net basis, after the deduction of gaming duty, and therefore these costs borne by the operator will have a direct impact on our revenue.
In contrast, as we look to expand our footprint in the United States following our acquisition of the B2B assets of DGC on February 1, 2024, we expect to incur increasing and ongoing compliance-related costs, particularly with respect to U.S. federal and state regulators as the online gaming market in such jurisdictions is still developing. However, we view the overall U.S. market as an opportunity for further profitable expansion as more states look to establish regulatory regimes for online casino and gaming activity.
Consumer Preferences and Demand
Over time, there has been a shift from gaming being limited to primarily physical offerings, such as gaming machines located almost exclusively in highly regulated casinos, to the online space. We have also seen land-based casinos increasingly expand their operations to online offerings in order to attract new customers and compete with new market entrants that are solely online, whether, for example, just online casino operators or with casino as a product vertical alongside sports betting, bingo and poker. This expansion of land-based casinos into online gaming brings both increased competition as well as additional opportunities for us introduce our games to more players.
Within the online gaming space, we have seen a further expansion into mobile platforms, such as smartphones and tablets, as technology develops, and an increasing number of end consumers use such devices for entertainment. As more end customers are able to access gaming content on their mobile devices, we anticipate operators needing to meet this demand with high quality games optimized for this user experience. As a result, our business has been focused on acquiring top quality studios and investing in growing our portfolio of games. For example, the Mahi Acquisition has opened up a significant pool of U.S. talent in the game development space. Similarly, our acquisition of Riversun Holdings Limited allowed us access to a studio focused on innovation in our video bingo offering. Going forward, we anticipate this trend will continue, and, as a result, we expect our costs related to the acquisition of studios and the development of our platform, as well as revenue from contracts with operators, to increase.
Ability to Acquire New Studios and Increase Operational Efficiency
Our business model depends on our studio network producing high quality game content that encourages operators to give us attractive positioning to appeal to consumers. While we believe that our network of 40 in-house and partnered studios gives us significant scale in game development and distribution, we expect that there will inevitably be new, innovative studios establishing themselves in the marketplace over time. Where these studios will be complementary to our strategy and culture, and value accretive, we would look to acquire or partner with them to continue developing competitive game content.
As we grow our business, both organically and through strategic and accretive acquisitions, we are focused on increasing our operational efficiency. We evaluate our efficiency by monitoring our costs relating to administration, development activity and personnel and our Adjusted EBITDA Margin. We have spent, and may in the future spend, significant resources to identify and acquire, or enter into exclusive partnerships with, studios to integrate into our network. Going forward, we will continue to evaluate our operational efficiency, particularly as we expand in existing markets and look to enter new ones.
Foreign Exchange Rates
While we bill almost all of our revenue in Euro, as a result of the geographic diversity of our customers, the underlying gameplay on which our revenue is calculated is and will continue to be based on and influenced by local currencies. Given the geographical split of our underlying revenue, we are particularly exposed to the British Pound Sterling.
We also incur a significant portion of our expenses in currencies other than Euro, including the U.S. Dollar, South African Rand and British Pound Sterling.

As a result, we are exposed to currency exchange risk on our billings and expenses through fluctuations in foreign exchange rates. From time to time, we enter into limited foreign exchange forward contracts to mitigate the risk of certain currency fluctuations to mitigate volatility, in particular against movements in the South African Rand.
Additionally, we consolidate businesses that may operate, or have historically operated, in different currencies. When we translate those companies’ foreign currency financial information into Euro for consolidation, our consolidated and combined financial statements are impacted as a result of such translation. Exchange rate fluctuations have had, and are expected to continue to have in the future, an impact on our results of operations. Additionally, as we expand into the United States, we expect the amounts of revenue from contracts and expenses denominated in U.S. dollars to increase. Where appropriate, we will seek to enter into hedging arrangements to mitigate the financial risk of adverse foreign exchange rate movements.
Ability to Attract and Maintain Contracts with Operators
Our revenue growth is dependent on our ability to maintain and improve our attractiveness as a supplier of online games in the markets in which we operate. Since inception, we have been able to achieve strong market positions by establishing relationships with key operators in the iGaming space. We believe we have distinguished ourselves in the market by providing award-winning games and progressive jackpots. Over time, we have increased our games offering with our key customers while entering into agreements with new ones. As of December 31, 2023, we had over 350 customer contracts (including with both Direct Customers and Indirect Customers) and, as of the date of this prospectus, we are licensed or certified in 20 jurisdictions. Our contracts typically have no fixed duration, subject to customary termination provisions. We closely monitor our relationships with customers and seek to manage any churn by providing a consistent stream of innovative and exclusive games, which we believe will be attractive to operators and their players. We will continue to invest in scaling and expanding our games offering and attracting new customers, particularly as we expand into the United States.
Inflation
Our cost base is largely driven by employee costs and other general and administrative expenses. As a result, we are exposed to inflationary pressures across our territories as we keep pace with increasing prices and salary demands of our employee base in a competitive talent marketplace.
Components of Results of Operations
Revenue
We generate substantially all of our revenue from the licensing and distribution of proprietary game content to the online betting and gaming sector. We consider ourselves to have one reportable operating segment, which is the exploitation of our game IP.
We have two revenue channels, which are based on the business models of the counter parties to our customer contracts. The first is our indirect channel, whereby we provide our game content to B2B resellers (our “Indirect Customers”), including our largest customer, Apricot, who then sell our games to iGaming operators with whom we do not have a direct contractual relationship. The second is our direct channel, whereby we provide our games directly to B2C iGaming operators (our “Direct Customers”). Our revenue from our indirect channel was our largest revenue stream for the years ended March 31, 2023 and 2022 and the nine months ended December 31, 2023 and 2022; however, we expect direct revenue to grow at a faster pace and to represent our largest revenue stream going forward.
Our revenue is predominantly derived through revenue-share arrangements and determined as a percentage, ranging from the high single digits to low-to-mid teen digits, of the GGR earned by iGaming operators (including both our Direct Customers and the customers of our Indirect Customers), through players playing our games on their sites. The mechanism by which our share of the revenue is calculated is set through our contractual agreements with customers. In a typical revenue-share arrangement, GGR earned by our customers is typically equal to the amount wagered by a player, less any payout made to the player.

Our share of revenue is equal to the GGR earned from the player, less applicable gaming taxes, bonuses and promotions and the customer’s contractual share of the revenue, plus (for a limited number of our customer agreements) a fee to us for supplying the revenue-generating game. We recognize usage-based fees as revenue usage occurs (i.e., when players play our games).
For a limited number of customers, we operate a fixed-fee revenue model, for which we recognize revenue on a monthly basis based on the amount we have the right to invoice.
For our progressive jackpot games, we earn royalties that are calculated as a percentage of the jackpot. We recognize these progressive fees (“progressive administrative fees”) as revenue when customers derive benefits from using the content. In practice, this revenue recognition is in line with the underlying gaming activity that takes place on our customers’ websites. The jackpots are paid out by Jumbo Jackpots, a third-party administrator with whom we contract.
Other revenue consists primarily of amounts charged on a marked-up basis to third-party studios for services that we perform on their behalf, for example, translation services or certification for their games by an accredited testing house.
The geographic segmentation of our revenue presented in our financial statements is based on the location of our customers as required by our accounting framework, rather than the location where our games are ultimately distributed and played. See note 5 to our consolidated and combined audited financial statements included elsewhere in this prospectus for details regarding our geographic segmentation of our revenue breakdown by geographic market.
We expect our revenue to continue to grow in future periods through a combination of organic growth and strategic acquisitions as we continue to build our market share in our existing licensed or certified markets and expand our market base, as well as enter into new markets upon successfully obtaining the relevant licenses. In the future, we expect that our revenue will be increasingly generated from revenue share agreements. We believe that our direct entry into new markets, such as the United States and Latin America, will provide a particularly strong source of new customers. In the case of the United States, our acquisition of the B2B assets of DGC has provided us with an existing customer base and an existing revenue stream immediately upon directly entering this key strategic market.
Cost of Services
Cost of services consists of fees to third party studios calculated as a percentage of revenue generated from their games or on a cost-plus basis; amounts paid to our platform provider, Apricot; technology costs directly attributable to development activity (such as licenses for software, cloud computing costs and other expenses that are required to operate game development activities) and licensing fees, which include IP royalties paid to third parties for their content and brands. We also include all costs related to development staff in cost of services, other than amounts that are capitalized. Cost of services includes the amortization of our games IP.
We expect the aggregate amount of cost of services to increase for the foreseeable future as we grow our revenue and expand our business. Amortization is also likely to increase as we continue to invest in our game technology.
For the year ended March 31, 2023, cost of services also included amounts that we paid on a revenue share basis to the Velo Studios prior to our acquisition of the Velo Studios on February 28, 2023, subsequent to which these amounts have been consolidated into our financial information.
If we acquire studios to whom we currently pay fees calculated as a percentage of revenue related to their games, there will be a post-acquisition reduction in cost of services when these studios are included in our consolidated and combined financial statements. Similarly, if we acquire studios to whom we currently pay fees on a cost-plus basis, there will be a post-acquisition reduction in cost of services and a commensurate increase in certain expense items (such as facilities and administrative costs) recorded as sales, general and administrative expenses when these studios are included in our consolidated and combined financial statements, due to our payment of these costs that were previously included in billings to us by those studios before their acquisition.

Sales, General and Administrative Expenses
Sales, general and administrative expenses consist of expenses not directly related to the development of game IP but in support of our underlying activities. This includes all personnel-related expenses for employees not engaged in game development and customer support, IT costs not related to game development and platform costs and corporate costs such as legal, accounting and marketing expenses, as well as depreciation of tangible fixed assets, right-of-use lease assets and amortization of non-IP related intangible assets.
While we expect sales, general and administrative expenses to increase in the short term, as our administrative cost base stabilizes, we expect these expenses to decrease as a proportion of revenue. As noted above, we also expect to recognize increased amounts of sales, general and administrative expense if we acquire studios to whom we currently pay fees on a cost-plus basis as prior to the acquisition their invoices to us would include certain expenses that would be recorded as sales, general and administrative expenses following the acquisition.
We also expect that we will continue to incur costs in connection with this offering into the years ending March 31, 2024 and 2025 and that our sales, general and administrative expenses will increase in the near term on an absolute dollar basis as we incur costs associated with being a public company.
Financial Expenses and Income
Financial expenses largely consist of lease liability interest costs. As of December 31, 2023, we have no third-party debt, except for amounts owed under our lease agreements. See “Certain Relationships and Related Party Transactions — Loan to Zinnia Limited.” Financial income largely consists of interest income generated from our cash balances. Foreign exchange movements on financial instruments (including cash) are also recorded in this line item.
In the future, we may enter into a debt facility to provide flexibility for future financing needs; however, we have no immediate plans to do so in light of our cash generating capability and the funds we intend to raise through this offering.
Taxation
We are subject to taxation in a number of jurisdictions in which our development and commercial subsidiaries operate. Our wholly owned subsidiaries are generally remunerated on a cost-plus basis for their activity, which is directed by management in the Isle of Man, which is a zero-rate corporate tax regime. Our Velo Studios, which are majority owned, earn revenue from us on a revenue share basis, and pay tax on their underlying profits.
From April 1, 2023, we have been a tax resident of the United Kingdom, having previously been tax resident in the Isle of Man, and our rate of corporate income tax for our holding company has thus increased to 25%. As such, we expect to incur U.K. taxes during the year ending March 31, 2024 and beyond. However, our main operating hub and decision making continues to remain in the Isle of Man, and therefore we expect the majority of our profits to continue to arise in this zero-rate jurisdiction for the foreseeable future.
As we continue to expand our global studio and market footprint across different jurisdictions, including in the United States, we expect that our tax expense in these jurisdictions will increase, leading to an increased effective tax rate over time.

Results of Operations
The following table sets forth our results of operations for the periods indicated:
	For the year ended March 31,		For the nine months ended December 31,
(in thousands)	2023	2022*	2023	2022
Revenue	€306,926	€168,297	€273,223	€221,438
Cost of services	(135,289)	(68,635)	(111,967)	(95,041)
Sales, general and administrative expenses	(59,881)	(2,584)	(75,729)	(40,705)
Profit from operations	111,756	97,078	85,527	85,692
Financial income	1,314	247	926	132
Financial expenses	(2,468)	—	(5,351)	(2,747)
Profit before tax	110,602	97,325	81,102	83,077
Taxation	(2,766)	—	(2,030)	(1,654)
Profit for the year/period	€107,836	€97,325	€79,072	€81,423

*
Carve-out period

Comparison of the Nine Months ended December 31, 2023 and 2022
Revenue
Revenue increased by €51.8 million, or 23.4%, to €273.2 million for the nine months ended December 31, 2023 from €221.4 million for the nine months ended December 31, 2022. This increase was due to both the impact of our acquisitions in the comparative period and organic growth.
We have generated inorganic growth mainly by acquisitions that significantly expanded our game distribution network, specifically Quickfire and Prima Networks Group, which were acquired on May 1, 2022 and May 31, 2022, respectively. These acquisitions contributed a full nine months of revenue for the nine months ended December 31, 2023 as compared to only a partial portion of the prior-year period.
We have generated organic growth from both our existing indirect channel and our acquired direct channel customers following our acquisitions. This organic growth has been generated through a focus on delivering improvements in the breadth and quality of our game offering and ensuring that we are responding to the needs of our customers across both channels. Furthermore, the investment in our sales and partnership teams has allowed us to target and win new contracts with customers. In the nine months ended December 31, 2023, we also put in place specific market-focused strategies, focusing on markets in which we consider our market share to have growth potential.
Indirect revenue (including progressive administrative fees of €3.9 million), which arose through our indirect channel, grew by €16.0 million, or 12.7%, to €141.9 million in the nine months ended December 31, 2023 from €125.9 million in the nine months ended December 31, 2022. Growth in indirect revenue was driven by the underlying performance of the iGaming operator customers of our largest Indirect Customer, Apricot.
In the nine months ended December 31, 2023, we recorded €129.6 million of revenue from our direct channel (including progressive administrative fees of €33.8 million), compared with €94.7 million in the nine months ended December 31, 2022. The increase of €34.9 million, or 36.9%, is attributable to acquiring new Direct Customers through the acquired Quickfire and Prima Networks Group businesses and enhanced relationships with, and an increase in the underlying performance of, those new Direct Customers. The increase is also partially attributable to the inclusion of the full nine months of revenue of both Quickfire and the Prima Networks Group compared to eight months of revenue in the 2022 period from Quickfire and seven months of revenue from the Prima Networks Group.

Progressive administrative fees contributed €37.7 million of revenue across both indirect and direct distribution channels in the nine months ended December 31, 2023, compared with €36.8 million for the nine months ended December 31, 2022.
The split between our indirect revenue and direct revenue is presented below alongside amounts earned through other revenue streams:
	For the nine months ended December 31,
(in thousands)	2023	2022
Indirect revenue	€141,926	€125,874
Direct revenue	129,601	94,708
Other revenue	1,696	856
Total	€273,223	€221,438
Other revenue relates to amounts recharged on a mark-up basis to third-party studios for game development related work, such as translations and certification. The increase to €1.7 million in the nine months ended December 31, 2023 from €0.9 million in the nine months ended December 31, 2022 was due to increased amounts of rechargeable activity on behalf of third-party studios.
Cost of Services
Cost of services increased by €17.0 million, or 17.9%, to €112.0 million for the nine months ended December 31, 2023 from €95.0 million for the nine months ended December 31, 2022. The increase was due to a variety of factors as outlined below:
•
Expenses related to game development, including relevant staff costs and costs directly billed by third parties for game development activity, for the nine months ended December 31, 2023 increased by €4.9 million, or 8.6%, to €62.1 million from €57.2 million for the nine months ended December 31, 2022.

As part of this movement, staff costs directly related to development activity increased by €7.3 million, or 51.0%, to €21.6 million for the nine months ended December 31, 2023. This increase was driven in part by increased salary levels, including a general increase in June 2023. However, the largest component of the growth in staff costs was driven by our acquisitions of development studios during the nine months ended December 31, 2022. While we had previously contracted with these studios, such as Mahi, on a third-party basis to develop game IP, as we completed these acquisitions we consolidated their financial performance in full.
As such, whereas prior to the acquisitions we recorded these costs solely as development expenses, following their consolidation we disaggregated their development staff costs in our Statement of Profit or Loss. As a result, while overall our development activity has increased as we have focused on growing our portfolio of games, there has been a reduction in costs paid to third-party development studios — decreasing from €43.0 million for the nine months ended December 31, 2022 to €40.5 million for the nine months ended December 31, 2023 — as we consolidated our acquired studios.
•
Licensing, hosting and platform fees for the nine months ended December 31, 2023 increased by €3.9 million, or 23.0%, to €21.0 million for the nine months ended December 31, 2023 from €17.1 million in the nine months ended December 31, 2022. The increase was due to the increased revenue recorded in the period, as our fees are charged as a percentage of revenue.

•
Cost of services for the nine months ended December 31, 2023 also included €28.8 million in amortization of IP, compared to €20.7 million in the nine months ended December 31, 2022. The increase of €8.1 million, or 39.1%, was due to the timing of acquisitions in the comparative period as the intangible assets recognized as part of the acquisitions were subject to a full nine month period of amortization.

Sales, General and Administrative Expenses
Sales, general and administrative expenses increased by €35.0 million, or 86.0%, to €75.7 million for the nine months ended December 31, 2023 from €40.7 million for the nine months ended December 31, 2022, primarily as a result of acquisitions made during the period and the cost base that was acquired as a result of these acquisitions, as well as other factors, as outlined below:
•
The largest component of this increase was staff costs, which increased to €38.2 million in the nine months ended December 31, 2023, compared to €20.1 million in the nine months ended December 31, 2022, due to the expansion of the business through acquisitions in the comparative period of the various businesses identified above, all of which contributed a full nine months of costs in the nine months ended December 31, 2023. In addition, most of our employees received a general salary increase in June 2023.

•
We incurred €13.5 million in the nine months ended December 31, 2023 for professional services fees, including legal advisors, auditors and other independent advisory firms (including €4.3 million related to this offering), as a result of establishing our corporate structure and evaluating various corporate transactions, including our this offering IPO. In the nine months ended December 31, 2022, we recorded €7.3 million of in professional services fees, with the increase arising from an increase in activity related to this offering.

•
During the nine months ended December 31, 2023, we incurred IT infrastructure support expenses (€6.9 million), travel costs (€3.4 million), marketing expenses (€3.8 million) and other facilities and operational expenses (€7.8 million). The aggregate of these costs of €21.9 million represents an increase of €9.4 million, or 75.7%, compared to corresponding aggregate costs of €12.4 million in the nine months ended December 31, 2022. The increase was attributable to an increase in business activity period-on-period, along with the current nine months fully consolidating the results of the businesses acquired during the comparative period.

•
Depreciation and amortization of property, plant and equipment, our right-of-use assets and non-IP related intangible assets increased to €2.2 million for the nine months ended December 31, 2023, compared to €0.9 million for the nine months ended December 31, 2022. The increase was due to the timing of our acquisitions in the comparative period, along with limited property, plant and equipment additions in the current period.

Financial Expenses and Income
We incurred financial expenses of €5.4 million in the nine months ended December 31, 2023 compared to €2.7 million in the nine months ended December 31, 2022. This was primarily due to an increased loss from foreign exchange rate movements of €4.9 million in the nine months ended December 31, 2023, compared to a loss of €2.7 million in the nine months ended December 31, 2022.
Taxation
Taxation increased to €2.0 million for the nine months ended December 31, 2023, compared to €1.7 million for the nine months ended December 31, 2022, as our effective tax rate increased to 2.5% from 2.0%.
Comparison of the Years ended March 31, 2023 and 2022
Revenue
Revenue increased by €138.6 million, or 82.4%, to €306.9 million for the year ended March 31, 2023 from €168.3 million for the year ended March 31, 2022, primarily as a result of the acquisition of Quickfire in May 2022, our entry into progressive jackpot games through our acquisition of jackpot-related IP in connection with our acquisition of Almond in May 2022 and new contractual relationships with a third-party jackpot administrator; and other significant growth in our customer base during the period, both organically and through acquisitions.
In the year ended March 31, 2023, €98.0 million of revenue was attributable to the acquisitions of Quickfire and the Prima Networks Group, which allowed us to generate revenue through a new direct channel outside of the existing arrangements with Apricot. In addition, the new progressive jackpot revenue streams described above contributed €50.4 million of revenue across both indirect and direct distribution channels, €45.4 million of which arose from our new direct channel.
We commenced operations as Games Global on April 1, 2022. As such, revenue for the year ended March 31, 2022 has been carved out of our predecessor company, Fusion. The amounts carved out were attributed to us where the revenue was identified as stemming from game development (as opposed to sportsbook, poker or platform revenue, which were Fusion’s other operating segments) and were recognized net of a deduction by Apricot for amounts that they were required to remit to two other third-parties. In May 2022, we acquired Quickfire Limited and the Prima Networks Group, the two other parties to whom Apricot, and subsequently Games Global, had been required to remit revenue. Subsequent to these acquisitions, there is no deduction on the revenue earned.
Indirect revenue, which arose through our indirect channel, grew by €7.8 million, or 4.8%, to €171.8 million in the year ended March 31, 2023. Growth in indirect revenue was driven by the underlying performance of Apricot’s iGaming operator customers.
The split between our indirect revenue, which is revenue earned by supplying games through our Indirect Customers, and direct revenue earned by supplying games to our Direct Customers is presented below alongside amounts earned through other revenue streams:
	For the year ended March 31,
(in thousands)	2023	2022
Indirect revenue	€171,767	€163,934
Direct revenue	133,878	—
Other revenue	1,281	4,363
Total	€306,926	€168,297
Other revenue relates to amounts recharged on a mark-up basis to third-party studios for game development related work such as translations and certification. The decrease to €1.3 million in the year ended March 31, 2023 from €4.4 million in the year ended March 31, 2022 was due to the acquisitions of Mahi and Velo Studios.
Cost of Services
Cost of services increased by €66.7 million, or 97%, to €135.3 million for the year ended March 31, 2023 from €68.6 million for the year ended March 31, 2022. The increase is due to a variety of factors as outlined below:
•
Cost of services for the year ended March 31, 2023 included our new fee arrangement with Apricot for platform and hosting fees following the acquisitions of the Quickfire and Prima Networks Group businesses, which gave rise to an €18.7 million charge. These costs had not been charged prior to our carve-out from Fusion.

•
Cost of services for the year ended March 31, 2023 also included €28.1 million in amortization of IP, compared to €16.1 million in the year ended March 31, 2022. This increase was due to our intangible asset base increasing through the acquisition of additional studios and IP, as well as through our own internal development of IP.

•
Cost of services for the year ended March 31, 2023 also included €62.8 million of development expenses, compared to €52.5 million for the year ended March 31, 2022, primarily as a result of acquisitions of development studios made during the year and the consequent increase in development activity. Prior to these acquisitions, development expenses included amounts we paid to these studios, whereas subsequent to these acquisitions we now allocate certain elements of the studios’ underlying expenses, such as overheads and facilities costs, to general and administrative expenses. As such, the inclusion of these studios offset the increase in development costs.

•
We also incurred €19.6 million in costs related to development personnel for the first time in the year ended March 31, 2023 related to the acquisition of studios during the period.

Sales, General and Administrative Expenses
Sales, general and administrative expenses increased by €57.3 million to €59.9 million for the year ended March 31, 2023 from €2.6 million for the year ended March 31, 2022, primarily as a result of acquisitions made during the year and the cost base that was acquired as a result of these acquisitions, as well as other factors as outlined below:
•
The largest component of this increase was staff costs, which increased to €30.8 million in the year ended March 31, 2023 compared to €0.1 million in the year ended March 31, 2022, due to the expansion of the business through acquisition of the various businesses identified above. Staff costs in the year ended March 31, 2022 were solely related to director fees.

•
We incurred €10.3 million in the year ended March 31, 2023 for professional services fees, including legal advisors, auditors and other independent advisory firms (including €2.9 million related to this offering) as a result of establishing our corporate structure and evaluating various corporate transactions. In the year ended March 31, 2022 these costs were limited to a €1.0 million expense in relation to legal advisory costs.

•
In addition, during the year ended March 31, 2023, we started to incur IT infrastructure support expenses (€4.2 million), travel costs (€3.6 million), marketing expenses (€3.0 million) and other facilities and operational expenses (€5.7 million) that previously had not been part of the games development business cost base within Fusion, which had been limited to facilities expenses and a proportionate allocation of management time.

•
As discussed above, subsequent to the acquisitions of studios such as Mahi, certain overhead costs that had previously been included in the studios’ development invoices to us and recognized by us as costs of services are now included in sales, general and administrative expenses. In the year ended March 31, 2023, €0.7 million and €1.1 million related to Mahi and the Velo Studios, respectively, were recorded as sales, general and administrative expenses post-acquisition.

•
Depreciation and amortization of property, plant and equipment, our right-of-use assets and non-IP related intangible assets increased to €2.2 million for the year ended March 31, 2023, compared to a nil charge in the previous year, as we only assumed title to tangible fixed assets and leased right-of- use assets at the start of the year ended March 31, 2023.

•
In the year ended March 31, 2022, we had a lower cost base as various functions, such as finance, compliance and sales, were significantly expanded in the year ended March 31, 2023.

Financial Expenses and Income
We incurred financial expenses of €2.5 million and received financial income of €1.3 million in the year ended March 31, 2023 compared to financial expenses of nil and financial income of €0.2 million in the year ended March 31, 2022. This was primarily due to a loss from foreign exchange rate movements of €(2.3) million in the year ended March 31, 2023 compared to a gain of €0.1 million in the year ended March 31, 2022.
Taxation
Taxation increased to €2.8 million for the year ended March 31, 2023 from nil in the year ended March 31, 2022, primarily as a result of our expansion through our business acquisitions into territories that levy corporate taxes, whereas our tax base in the year ended March 31, 2022 was wholly based on the Isle of Man, which has a zero-rate corporate tax rate.
Non-IFRS Financial Measures
We report our financial results in accordance with IFRS. However, we use certain non-IFRS financial measures to supplement our consolidated and combined financial statements, specifically Adjusted EBITDA and Adjusted EBITDA Margin. We define Adjusted EBITDA as profit for the year/period excluding taxation, financial income, financial expenses, depreciation, amortization and IPO costs. We define Adjusted EBITDA Margin as Adjusted EBITDA for the period divided by revenue for the same period. We use these measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. By excluding certain items that may not be indicative of our recurring core operating results, we believe that Adjusted EBITDA and Adjusted EBITDA Margin provide meaningful supplemental information regarding our performance. Accordingly, we believe these non-IFRS financial measures are useful to investors and others because they allow for additional information with respect to financial information used by management in its financial and operational decision making and may be used by our institutional investors and the analyst community to help them analyze the health of our business.
However, there are a number of limitations related to the use of non-IFRS financial measures, and as such, non-IFRS financial measures should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with IFRS. For example, Adjusted EBITDA has a limitation as an analytical tool due to the fact that although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements. Other companies, including companies in our industry, may calculate non-IFRS financial measures differently, use different measures, or not at all, which reduces their usefulness as comparative measures.
The following table presents a reconciliation of each of our non-IFRS financial measures to the most directly comparable financial measures presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measures and not rely on any single financial measure to evaluate our business.
	For the year ended March 31,		For the nine months ended December 31,
(in thousands)	2023	2022	2023	2022
Adjusted EBITDA:
Profit for the year/period	€107,836	€97,325	€79,072	€81,423
Taxation	2,766	—	2,030	1,654
Financial income	(1,314)	(247)	(926)	(132)
Financial expenses	2,468	—	5,351	2,747
Depreciation	1,790	—	1,822	632
Amortization	28,574	16,111	29,238	21,036
IPO costs(1)	2,869	—	4,253	2,512
Adjusted EBITDA	€144,989	€113,189	€120,840	€109,872
Profit margin	35.1%	57.8%	28.9%	36.8%
Adjusted EBITDA Margin	47.2%	67.3%	44.2%	49.6%

(1)
IPO costs include costs related to this offering and costs associated with the establishment of our public company structure and processes. These costs are included in sales, general and administration expenses within our consolidated statements of profit or loss and comprehensive income.

Liquidity and Capital Resources
We measure liquidity in terms of our ability to fund the cash requirements of our business, including working capital and capital expenditure needs, contractual obligations and other commitments, with cash flows from our operations. Since our inception in 2021, we have financed our operations primarily through our operating cash flows. As of December 31, 2023, we had €55.5 million in cash and cash equivalents. We believe that our operating cash flow will be sufficient to finance our operations and working capital needs for the next 12 months and over the long term. However, we may require additional capital resources to execute strategic initiatives to grow our business.
During the nine months ended December 31, 2023, we paid down various amounts of deferred consideration related to the acquisition of IP and certain acquisitions made during the year. All outstanding balances had been settled as of December 31, 2023.

Cash Flows
The following table summarizes our cash flows for the periods indicated:
	For the year ended March 31,		For the nine months ended December 31,
(in thousands)	2023	2022	2023	2022
Cash flow from operating activities before changes in working capital	€139,746	€113,189	€112,207	€105,035
Cash flow from changes in working capital	(37,110)	14,107	3,115	(31,662)
Income taxes paid	(813)	—	(2,187)	(238)
Net cash provided by operating activities	101,823	127,296	113,135	73,135
Net cash used in investing activities	(17,077)	(50,067)	(28,005)	(16,769)
Net cash used in financing activities	(40,496)	(77,229)	(74,174)	(26,396)
Net increase in cash and cash equivalents	€44,250	€—	€10,956	€29,970
Exchange rate difference in cash and cash equivalents	1,009	—	(734)	(521)
Cash and cash equivalents at end of period	€45,259	€—	€55,481	€29,449
Operating Activities
Net cash provided by operating activities increased by €40.0 million, or 54.7%, to €113.1 million for the nine months ended December 31, 2023, compared with €73.1 million for the nine months ended December 31, 2022.
The main driver of the increase in operating cash flows was the increase in revenue of €51.8 million, or 23.4%, for the nine months ended December 31, 2023. This increase was generated largely by organic growth in both our indirect and direct channels in the nine months ended December 31, 2023. In addition to this organic growth, the acquisitions of Quickfire and the Prima Networks Group that took place during the nine months ended December 31, 2022 contributed a full nine months of revenue in the nine months ended December 31, 2023.
Along with the increased revenue, we recorded increased costs during the nine months ended December 31, 2023 compared with the comparative period. Excluding non-cash amortization and depreciation, cost of services and sales, general and administrative expenses were, in aggregate, €156.6 million for the nine months ended December 31, 2023, compared with €114.1 million for the nine months ended December 31, 2022, an increase of €42.5 million, or 37.2%.
As we grew our revenue, there was a need to invest in working capital to keep pace with trading, and as such our trade receivables balance grew to €88.3 million at December 31, 2023 compared to a balance of €78.7 million at March 31, 2023. This was offset by an increase in our trade and other payables to a balance of €64.0 million at December 31, 2023 from €49.4 million at March 31, 2023.
Net cash provided by operating activities was €101.8 million for the year ended March 31, 2023, compared with €127.3 million for the year ended March 31, 2022.
The main driver of these cash flows was the increase in revenue as the business expanded into our direct channel following the acquisition of Quickfire and the Prima Networks Group, and through our new progressive jackpot product. Our trading activity also grew organically in both our indirect and direct channels.
As we grew our revenues, there was a need to invest in working capital to keep pace with trading, and as such our trade receivables balance grew to €73.0 million at March 31, 2023 compared to a balance of €18.5 million at March 31, 2022. This was partially offset by an increase in our trade and other payables to a balance of €49.4 million at March 31, 2023 from €21.3 million at March 31, 2022.
Investing Activities
Net cash used in investing activities was €28.0 million for the nine months ended December 31, 2023, compared with €16.8 million for the nine months ended December 31, 2022.

In the nine months ended December 31, 2023, the investing activity related primarily to IP development costs, split between the development of internally generated IP (for example, arising from our employee time directly attributable to development) and costs incurred with third parties for development activity, of €21.5 million compared with €22.0 million for the nine months ended December 31, 2022.
There were no business combinations completed in the nine months ended December 31, 2023, while the acquisition of subsidiaries in the nine months ended December 31, 2022 gave rise to a net cash inflow of €5.8 million, as the cash acquired in certain acquisitions settled by equity exceeded the cash paid for other acquisitions.
Net cash used in investing activities was €17.1 million for the year ended March 31, 2023, compared with €50.1 million for the year ended March 31, 2022.
In the year ended March 31, 2023, the investing activity related primarily to IP development costs, split between the development of internally generated IP (for example, arising from our employee time directly attributable to development) and costs incurred with third parties for development activity, of €28.0 million. This relates to our acquisition of our development studio network after which we no longer capitalize the entire cost base of the studios producing the IP, as well as intangible assets acquired in those business combinations which were cash settled. This was partially offset by our acquisition of subsidiaries, which gave rise to a net cash inflow of €18.8 million, as the cash acquired in certain acquisitions settled by equity exceeded the cash paid for other acquisitions.
Financing Activities
Net cash used in financing activities was €74.0 million for the nine months ended December 31, 2023, compared with €26.4 million for the nine months ended December 31, 2022.
Cash used in financing activities for the nine months ended December 31, 2023 primarily consisted of repayments of €63.6 million against our deferred consideration obligations in relation to acquisitions of subsidiaries and IP. We also paid dividends of €9.2 million. In the nine months ended December 31, 2022, our financing cash outflows only related to deferred consideration repayments, with the exception of €0.1 million related to principal and interest paid on lease liabilities.
Net cash used in financing activities was €40.5 million for the year ended March 31, 2023, compared with €77.2 million for the year ended March 31, 2022. The cash used in financing activities for the year ended March 31, 2023 consisted of a €39.9 million payment of deferred consideration in relation to the purchase of IP from Fusion. The remaining amounts related to principal and interest payments made on lease liabilities.
Material Cash Requirements
Our future cash commitments primarily consist of operating lease obligations for office space, salary obligations to our employees and contractual obligations under license, technology platform and professional services agreements. We have a number of leases that are accounted for under IFRS 16; the total value of the contracted lease payments was €5.7 million as of December 31, 2023.
In addition, we acquired the B2B business of DGC on February 1, 2024 for estimated consideration of €11.9 million, of which €2.3 million was payable on completion. The remaining consideration is expected to be settled within three months of the acquisition as the pricing terms are finalized.
Additionally, between January 1, 2024 and the date of this offering, we paid cash dividends in the aggregate amount of €23.0 million to Zinnia Limited from our cash earned monthly in excess of our operating costs.
Quantitative and Qualitative Disclosures about Market Risk
Our operations are exposed to a variety of market risks, including foreign currency exchange risk, interest rate risk, financial instrument risk and liquidity risk. Our exposure to interest rate risk, financial instrument risk and liquidity risk is not material as of December 31, 2023. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance. Risk management is carried out by management under policies approved by our board of directors.
Further quantitative information in respect of these risks is presented in note 28 to our audited consolidated and combined financial statements for the years ended March 31, 2023 and 2022 included elsewhere in this prospectus.
Foreign Exchange Risk
While we bill almost all of our revenue in Euro, as a result of the geographic diversity of our customers, the underlying gameplay on which our revenue is calculated is and will continue to be based on and influenced by local currencies. Given the geographical split of our underlying revenue, we are particularly exposed to British Pound Sterling.
We also incur a significant portion of our expenses in currencies other than Euro, including the U.S. Dollar, South African Rand and British Pound Sterling.
As a result, we are exposed to currency exchange risk on our billings and expenses through fluctuations in foreign exchange rates. Any strengthening or weakening of other currencies in which we settle invoices, or in whose economic environments the underlying consumers play, against the Euro could impact the measurement of revenue and expenses. We regularly analyze our sensitivity to foreign currency exchange changes. Through this analysis, we have noted that the only foreign currencies that have a material impact on our financial assets and liabilities were the U.S. Dollar, South African Rand and British Pound Sterling, while all other currencies did not significantly fluctuate. A hypothetical 10% change in foreign currency exchange rates applicable to our business would have an impact on our results of €0.1 million and €2.3 million for the year ended March 31, 2023 and nine months ended December 31, 2023, respectively.
From time to time, we enter into limited foreign exchange forward contracts to mitigate the risk of certain currency fluctuations to mitigate volatility, in particular against movements in the South African Rand.
Additionally, we consolidate businesses that may operate, or have historically operated, in different currencies. When we translate those companies’ foreign currency financial information into Euro for consolidation, our consolidated and combined financial statements are impacted as a result of such translation. Exchange rate fluctuations have had, and are expected to continue to have in the future, an impact on our results of operations. Additionally, as we expand into the United States, we expect the amounts of revenue from contracts and expenses denominated in U.S. dollars to increase. Where appropriate, we will seek to enter into hedging arrangements to mitigate the financial risk of adverse foreign exchange rate movements.
We anticipate that a significant portion of our expenses will continue to be denominated in Euro, with increasing exposure to costs in U.S. dollars as we expand our presence in the overall U.S. market.
Recently Issued and Adopted Accounting Pronouncements
Our recent accounting pronouncements are described in note 1 to our consolidated and combined financial statements included elsewhere in this prospectus.
Application of Critical Accounting Estimates
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated and combined financial statements, which have been prepared in accordance with IFRS. In preparing the consolidated and combined financial statements, we make estimates and judgments that affect the reported amounts of assets, liabilities, shareholders’ equity/deficit, revenue, expenses and related disclosures. We re-evaluate our estimates on an ongoing basis. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Because of the uncertainty inherent in these matters, actual results may differ from these estimates and could differ based upon other assumptions or conditions. The critical accounting policies that reflect our more significant judgments and estimates used in the preparation of our consolidated and combined financial statements include those noted below.
Critical Accounting Judgments
Identification of Useful Economic Lives of Game IP
We have a significant IP balance recorded as an intangible asset, as described in note 14 of our audited consolidated and combined financial statements for the years ended March 31, 2023 and 2022 included elsewhere in this prospectus.
Upon completion of these intangible assets, which is considered for the purposes of Game IP to be the date at which the game is able to be released to market after certification and testing, we commence amortization on a straight line basis over a five year useful economic life. The five year period has been concluded as appropriate for our game IP portfolio after having considered both internal factors such as historical game longevity and external factors such as the uncertainty of forecasting technological, regulatory or market influences that may impact the life of games.
Determination of Carve-out Values Attributed to the Games Global in Comparative Financial Periods
In determining the values used to prepare carve-out financial statements, management determined that we would apply the ‘management approach’ rather than the ‘legal entity approach’ given that, as outlined in notes 1 and 29 of our consolidated and combined financial statements, the latter would not provide a meaningful presentation of our financial information.
In deriving these amounts, where there was no direct attribution possible (unlike, for example, revenue where invoices had been received that were specifically attributable to the Game Development Business Unit), management had to apply a reasonable basis to allocate each account balance or transaction class between the Games Development Business Unit and the remaining business of Fusion (see note 29 of our consolidated and combined financial statements).
Accounting for Acquired Intangibles under IFRS 3
We made a number of acquisitions during the year ended March 31, 2023 that were accounted for as business combinations under IFRS 3. We are required to allocate the acquisition cost of entities and activities through business combinations on the basis of the fair value of the acquired assets and assumed liabilities, and this may give rise to the recognition of intangible assets not previously recorded in the acquiree’s financial statements.
While the book values of working capital balances and acquired property and equipment is considered to be largely approximate to their fair values, the valuation of previously unidentified intangible assets such as customer lists and game IP is dependent on a number of assumptions and estimates by management (such as discount rates, relief from royalty rates and estimated future cash flows) that input into valuation techniques used in deriving their fair values. Estimates made by management influence the amounts of the acquired assets and assumed liabilities and the depreciation and amortization of acquired assets. Reference is made to note 4 of our consolidated and combined financial statements included elsewhere in this prospectus.
Accounting for Consideration Paid for Business Combinations under IFRS 3
As outlined in note 4 of our consolidated and combined financial statements included elsewhere in this prospectus, the acquisitions of a) Mahi and b) Velo Studios were transacted for consideration of equity in our company to a value of €80.8 million and €81.2 million, respectively.
In order to determine the fair value of these considerations, we were required to perform a valuation exercise of the entire Group, which was conducted on a discounted cash flow basis. Given the influence on the consideration values (and subsequently on the goodwill recognized) of inputs such as forecast future cash flows and discount rates, there was considerable judgment applied in determining these fair values.

Capitalization and Impairment of Internally Developed Intangible Assets
Management reviews expenditures, including wages and benefits for employees, incurred on development activities and based on their judgment of the costs incurred assesses whether the expenditure meets the capitalization criteria set out in IAS 38 and the intangible assets accounting policy within the notes to our consolidated and combined financial statements. Management considers if additional expenditure on projects relates to maintenance or new development projects. In addition, the useful life of capitalized development costs is determined by management at the time the software is brought into use and is regularly reviewed for appropriateness. For unique software products we control and develop, the life is based on historical experience with similar products as well as anticipation of future events, which may impact their useful economic life, such as changes in technology.
Accounting for the Acquisition of AreaVegas Holdings Limited
As outlined in note 3 to our unaudited condensed consolidated interim financial statements, included elsewhere in this prospectus we acquired AreaVegas Holding Limited on September 1, 2023. The acquisition was accounted for as an asset acquisition as the game IP assets acquired met the optional concentration test under IFRS 3. An element of the consideration relates to an earnout, contingent on the performance of both the entity acquired and our price earnings multiple. Management has elected to recognize the initial measurement of this earnout consideration as part of the cost value recorded for the assets.
Key Sources of Estimation Uncertainty
Accounting for Mahi Option
As outlined in notes 4 and 17 to our audited consolidated and combined financial statements included elsewhere in this prospectus, we have recorded an other current asset of €46.7 million, representing its fair market value at the date of acquisition, relating to a call option acquired by us as part of our acquisition of Mahi, which gives the holder the right to acquire the trade and assets of an unrelated company for a price that would be determined as at the date of execution through a pricing mechanism established in the option agreement. The option is conditional on us securing regulatory approvals to operate in certain U.S. states.
The prepayment, which had initially been carried at a nominal $100 in the acquiree’s financial statements, was required to be fair valued at the date of acquisition. The valuation of the option was conducted using a lattice trinomial pricing tree, which assumes that the asset price will move on a probability-weighted average basis at the expected risk-free rate less the expected dividend rate. A lattice approach was used given that the option’s pricing mechanic is variable and as there is a contingency on the Group obtaining licenses from certain regulatory bodies. An increase or decrease of 100 bps on the risk free rate of 2.28% would have led to an increase or decrease in the valuation of the option of €0.3 million. An increase to 80% or decrease to 20% on the volatility used of 50% would have led to a decrease or increase, respectively, in the valuation of the option of €0.4 million. The valuation of the underlying business subject to the call option was determined by applying a multiple of 8.14x EBITDA for the 12 months following the acquisition, which was based on management’s consideration of market conditions specific to the sector. Were this multiple to have been 1x higher or lower, the valuation of the option would have increased or decreased by €6.2 million.
The inputs to the calculation of the fair value are highly complex and uncertain and as such this is judged to have a high level of estimation uncertainty.
Accounting for the Acquisition of AreaVegas Holdings Limited
As outlined in note 3 to our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus, and as identified in critical accounting judgments above, we acquired AreaVegas Holding Limited on September 1, 2023. The earnout consideration identified above is calculated on the basis of a formula sensitive to a) the 12 months EBITDA recorded by the entity in the 12 months to December 31, 2025 and b) to our average price earnings multiple for the 60 days prior to December 31, 2025. If we are not at that time a listed entity, then the multiple defaults to a value of 12.0x.
Management has determined the valuation of the earnout using forecast financial performance of the business based on the expected licensing revenues earned from the game IP and the expected running costs of the company. The multiple applied in the calculation of the earnout valuation was 12.0x; Management considers this to be an appropriate estimate before such time as we are listed. Based on the estimated EBITDA forecast by management, the impact of the price earnings multiple value increasing or decreasing by 1.0x is €241,000.
The discounting factor used in the valuation to account for the period to December 31, 2025 was 10.8%. The valuation at the date of acquisition of the contingent consideration was €2.9 million. The valuation at December 31, 2023 of the contingent consideration was €3.0 million. Any movement in the fair value of the contingent consideration has been recorded in our Statement of Profit or Loss.
Our Status as an Emerging Growth Company
Section 107 of the JOBS Act also provides that an emerging growth company that prepares its financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) can take advantage of the extended transition period provided in Section 13(a) of the Exchange Act, for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain U.S. GAAP accounting standards until those standards would otherwise apply to private companies. Given that we currently prepare our financial statements in accordance with IFRS, as issued by the IASB, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

BUSINESS
Overview
We are a leading developer, distributor and marketer of innovative online, casino-style gaming (“iGaming”) content and integrated business-to-business (“B2B”) solutions to iGaming operators in regulated markets globally based on the size of our studio network. Based on our analysis of publicly available data, including the websites, public statements and accounts of our competitors, we believe that we have one of the largest networks of exclusive iGaming content studios, measured by the number of studios that develop our games. Our 40 in-house and partnered studios with whom we have exclusive rights have established operating histories predating the formation of our company. These studios have developed more than 1,300 proprietary games over the past 20 years (including predating the formation of our company), all of which are now part of our portfolio of games. We are a key content provider to iGaming operators, supporting the rapidly growing consumption of iGaming content through a diverse portfolio of what we believe to be market-leading offerings. While slot games (including progressive variants of slot games) have historically represented, and continue to represent, the vast majority of our revenue, our product portfolio also includes table games (including progressive variants of table games), video poker, video bingo, game show games, crash games and live casino games.
We were incorporated in the Isle of Man on July 8 ,2021, pursuant to a carve-out of the game development business of Fusion Holdings Limited, with the strategic vision of creating the largest and most innovative iGaming studio and distribution ecosystem in the world. To advance this vision, we strive to regularly develop and offer new branded game titles (each, a “game title”), creating multiple versions of each game title (each, a “game” or “game variant”) to enable each of our customers to select the game variant that best meets their commercial needs, including in relation to game mechanics (e.g., bet limits, volatility, multipliers), compliance with specific regulatory frameworks, return-to-player (“RTP”) percentages, application type (mobile or desktop) and other metrics that are important to iGaming operators. Each game variant we offer is individually certified and brought to market. Using our access to underlying operational data, we monitor and analyze the popularity of our games across the markets that our customers serve. Our technology allows us to identify the territory in which our games are being played and, as a result, we can track game play and our customers’ gross gaming revenue (“GGR”) arising from game play (which we refer to as our games’ “underlying GGR”) by territory. These data insights enable us to better understand our players and inform our market and product development strategies.
We have established positions in our existing markets in Europe and North America, based on our games’ underlying GGR. In December 2023, we had more than 7.3 million unique active players who collectively made €6.7 billion in wagers on our games across 8 billion paid spins (each spin, a “game round”) (compared to 5.3 million unique active players who collectively made €5.6 billion in wagers on our games across 5.6 billion paid game rounds in December 2022). In March 2024, following the expansion of our business into the United States, we had 8.8 million unique active players who collectively made €7.8 billion in wagers on our games across 9.1 billion paid game rounds. We released approximately 60 new game variants per month for game play in these jurisdictions during the nine months ended December 31, 2023 (compared to 33 new game variants per month during the nine months ended December 31, 2022) and offer some of the industry’s highest paying online progressive jackpots. While our distribution of games to customers in North America was previously limited to customers in the Canadian market, in connection with our acquisition of the B2B assets of Digital Gaming Corporation USA (“DGC” and the acquisition of DGC, the “DGC Acquisition”) in February 2024, we expanded our business into the United States, whose states in the aggregate represent the largest iGaming market globally according to H2 Gambling Capital (“H2GC”). Prior to this acquisition, we sold a selection of our games to DGC, which were made available in the United States by DGC under its U.S. regulatory licenses. The limited releases of our games by DGC preceding the DGC Acquisition attracted strong demand, as evidenced by these game titles representing four of the top 25 new iGaming titles in the Eilers & Krejcik Gaming (“Eilers & Krejcik”) February 2024 U.S. Online Game Performance Report (the “Eilers & Krejcik Report”), including the third top new game title in the overall U.S. market. We reacquired the games previously sold to DGC as part of the DGC Acquisition. We are currently licensed or certified to sell our games into 20 jurisdictions, and we supply our games to over 350 iGaming operators, consisting of business-to-consumer (“B2C”) iGaming operators to whom we directly supply our games (our “Direct Customers”) and B2B resellers who further sell, market and deploy our games to a variety of B2C iGaming operators (our “Indirect Customers”), which in each case make our games available to individual players.
Our mission is to become the industry’s standard for exceptional, entertaining and high performing iGaming content and solutions. This mission is underpinned by the following key strategic pillars:
•
cultivate meaningful customer relationships and develop differentiated, bespoke customer solutions to grow iGaming operator share of wallet;

•
expand to offer our games beyond our existing geographic markets within Europe and North America as new markets adopt regulations and increase penetration into the high growth U.S. markets, which is projected to have a total addressable market of approximately $28 billion by 2028 for online slot and table games (“online casino”), iLottery, online poker and online video bingo, according to H2GC;

•
focus on innovation through our Center of Excellence utilizing shared tools, infrastructure and best practices across all studios to expand into additional iGaming product adjacencies, such as lottery games and omnichannel (i.e., land- and iGaming-based) offerings, and drive customer engagement; and

•
leverage our global studio model to continue generating a robust pipeline of new games across genres and categories, thereby increasing the probability of creating franchise brands.

We have expanded rapidly since our inception through a combination of strategic acquisitions and organic growth. With what we believe to be our highly competitive structural framework, we expect to continue to grow as we enter into new markets and expand our customer share of wallet in our current markets, both as a result of continued organic growth and opportunistic strategic acquisitions. For the nine months ended December 31, 2023 and 2022, we generated revenue of €273.2 million and €221.4 million, respectively, and profit for the period of €79.1 million and €81.4 million, respectively. For the years ended March 31, 2023 and 2022, we generated revenue of €306.9 million and €168.3 million, respectively, and profit for the year of €107.8 million and €97.3 million, respectively. We generated Adjusted EBITDA of €120.8 million and €109.9 million for the nine months ended December 31, 2023 and 2022, respectively, and €145.0 million and €113.2 million for the years ended March 31, 2023 and 2022, respectively. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-IFRS Financial Measures” for the definition of Adjusted EBITDA, as well as a reconciliation of Adjusted EBITDA to profit for the year/period, the most directly comparable financial measure stated in accordance with IFRS.
Our Industry
iGaming Value Chain
iGaming covers the wagering on various online games, including online casino and slot games, iLottery, online poker and online bingo, via a smartphone, tablet, laptop or desktop computer. Typically, a player accesses a “lobby” hosted on an iGaming operator’s website or mobile application to select games for play. iGaming operators determine the placement of game titles in this lobby based on factors such as the expected level of play, brand affinity of a game and the operator’s respective promotional strategy.
B2B companies, such as Games Global, play a critical role in the iGaming ecosystem by providing essential games, software and services to iGaming operators that drive player traffic and wagering volume. In return for providing products and services, B2B companies typically receive a share of operators’ gaming revenue, usually based on a percentage of revenue associated with the utilization of such products (“revenue share”). We derive the majority of our revenue from revenue share arrangements, allowing us to align incentives with our customers and to participate in the success of each game.

(1)
Includes 16 studios outside the Games Global corporate group that develop content exclusively for Games Global.

(2)
Includes multiple skins (variants of our games) and third-party titles. Our portfolio of our own games totals over 1,300.

(3)
GGR less taxes and applicable bonuses

The iGaming Industry and Our Opportunity
The broader global online gaming market is comprised of iGaming and online sports betting. According to H2GC, the iGaming market, which H2GC defines as online casino, iLottery, online poker and online video bingo and excludes Asia and the Middle East, is expected to nearly double from $40 billion of GGR in 2023 to $78 billion of GGR in 2028, representing a 14% compound annual growth rate (“CAGR”) over this period. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Components of Results of Operations — Revenue” for a definition of GGR and how we calculate GGR.
We expect growth across all iGaming product segments and geographies, spurred by key fundamental drivers such as:
•
regulatory tailwinds as an increasing number of jurisdictions legalize iGaming, particularly in the United States;

•
expansion of the player base into a younger demographic that favors increasingly convenient forms of gaming, primarily through increased mobile engagement; and

•
improved structural aspects of mobile penetration, such as access to internet, data transmission capacity and integrated payment solutions, supporting a more seamless game experience for players.

iGaming Market — Key Product Segments
The iGaming industry is comprised of multiple game types, including virtual formats of traditional land-based casino games such as online casino, iLottery, online poker and online video bingo.
Slot games represent the largest iGaming game type, generating approximately $20 billion in global GGR in 2023 (49% of the overall iGaming market), according to H2GC. Online slot games follow the same fundamental mechanics as land-based slot machines, with prize payouts determined by a random number generator (“RNG”). Online slot GGR is expected to increase at a 15% CAGR between 2023 and 2028, according to H2GC.
Table games, such as blackjack and roulette, are offered either through (i) a digital format in which outcomes are determined by an RNG (approximately 24% of overall table games GGR in 2023 according to H2GC), or (ii) a live casino format (approximately 76% of overall table games GGR in 2023, according to H2GC), where a live dealer at a physical table or roulette wheel streams to players in real-time and deals cards or spins the wheel to determine the game outcome (“live casino”). Live casino, which generated over $4 billion of GGR in 2023 according to H2GC, is one of the fastest growing product segments within iGaming globally and is projected to grow at a 19% CAGR between 2023 and 2028, according to H2GC.
Some online slot and table games also include a “jackpot” mechanic, where a winning player has the chance to receive a higher prize payout. In each “progressive” game round played, a player either contributes to or wins a pooled jackpot prize. Games that are connected with one another in this manner are part of the same “progressive” network. Players who play on the same “progressive network” play to win the same jackpot, regardless of whether players are playing the same game type or accessing our games through the same iGaming operator.
After slot games, iLottery represents the largest iGaming game type, representing 30% of the overall iGaming market with $12 billion in global GGR in 2023, according to H2GC. iLottery is offered through virtual instant or “scratch” tickets, where a player uncovers hidden symbols to reveal a prize that is determined by an RNG, or as an electronic purchase of a draw-based game, where a player is required to match a series of numbers to earn the prize. We do not currently offer iLottery games.
Online video bingo is a digital version of traditional bingo that is played on the internet. It typically involves the purchase of virtual bingo cards, and an RNG then draws numbers. It offers the convenience of playing bingo on a personal device, often with various themes and additional features compared to traditional bingo halls. Online poker involves players joining a virtual poker room or platform where they can participate in various poker games, including Texas Hold’em, Omaha and 7 Card Stud. Online video bingo and poker together represented 7% of the overall iGaming market with $2 billion in global GGR in 2023, according to H2GC.

Source: H2GC, May 2024
In addition to the key iGaming product segments noted above, we also develop games in adjacent iGaming verticals such as game show and crash games. Game show games typically combine elements of traditional table games (e.g., a spinning wheel) with stylistic components of game shows, including live presenters. A crash game is a fast-paced single or multiplayer betting round in which players wager on the outcome of a simulated event, with winnings increasing until the game “crashes,” at which point the player forfeits any winnings.

iGaming — Key Geographic Markets

Source: H2GC, May 2024
European iGaming Market
iGaming has been regulated in European markets since 2005 with the passage of the Gambling Act 2005 (the “Gambling Act”) in the United Kingdom, followed by subsequent regulation in other major jurisdictions across Europe. Europe has since grown to become the largest iGaming region globally with $25 billion of GGR in 2023, representing 64% of the overall iGaming market, according to H2GC. GGR in Europe has grown at a 19% CAGR between 2018 and 2023 and is projected to grow at a 8% CAGR between 2023 and 2028 according to H2GC, as markets adopt or change existing iGaming regulations and experience further player adoption.
Our Opportunity in Europe
To grow market share in our existing European markets, we have established a dedicated market strategy team that identifies areas of opportunity to improve our market position through country-specific strategies. In addition, our partnership team focuses on developing growth plans centered around customized products for our customers. For example, we recently implemented a country-specific strategy in Italy, where our games generated limited GGR prior to 2023. We believe our strategy in Italy has been successful, as our games’ underlying GGR in the region in the nine months ended December 31, 2023 was 103.3% higher than the equivalent period in the prior year.
We are confident that we will be able to build upon the success we believe we experienced in Italy through applying similar focus to other European markets like Greece, Spain and Portugal, each of which offers a regulated market with capacity for us to grow our presence and business. As we continue to evaluate the regulatory landscape in Europe, we similarly see significant opportunity in markets that appear to be considering the implementation of a new regulatory framework (such as Ireland, France, Finland and Norway). We do not see regulation as an obstacle, but rather a chance to concentrate on the market as it regulates to grow our business.
While new markets bring new opportunities, we also believe that our approach to customer relationships can yield further growth in even our most mature markets. The largest regulated iGaming market in Europe is the United Kingdom, where our games’ underlying GGR grew by 40.7% in the nine months ended December 31, 2023 compared to the equivalent period in the prior year.
North American iGaming Market
North America is forecast to become the highest growth iGaming market. In particular, U.S. online casino GGR is projected to more than triple in size from $6 billion in 2023 to $21 billion in 2028 to become the largest individual online casino market globally, according to H2GC. We expect growth to be driven by a combination of: (i) an increase in the number of U.S. states where online casino is legal (from six states in 2023 to 15 states by 2028, including the potentially large and attractive markets of New York, Illinois and Indiana, which according to H2GC are expected to introduce regulated online casino in 2025) and (ii) the continued adoption of online casino in existing markets, which has grown at an 89% CAGR in currently legalized states between 2019 and 2023, according to H2GC. We believe there is potential for longer term growth if additional states legalize online casino, in addition to other iGaming products. We believe that the economic benefits experienced by U.S. jurisdictions that have legalized other forms of gaming may create an incentive for future iGaming expansion. In the United States, 38 states have legalized sports betting following the repeal of the Professional and Amateur Sports Protection Act of 1992. In addition, 27 states have legalized commercial land-based gaming, 45 states have legalized lottery and over 40 states have legalized pari-mutuel betting in some form on horse racing.

Source: H2GC, May 2024
Our Opportunity in the North America
We believe that we are well positioned to establish ourselves as a leading supplier in the overall North American iGaming market, building on a market-leading position in Canada according to data from iGaming Tracker, an iGaming industry data aggregator, and the opportunity to grow our business in the United States following the DGC Acquisition, beginning with the four states into which we are now licensed to offer our games. We will continue to focus on growing our business in Canada, where our games' underlying GGR grew by 32.1% in the nine months ended December 31, 2023 compared to the equivalent period in the prior year. In connection with the DGC Acquisition in February 2024, we began directly selling our games to customers in the United States. Prior to this acquisition, we sold a selection of our games to DGC, which were made available in the United States by DGC under its U.S. regulatory licenses. The limited releases of our games by DGC preceding the DGC Acquisition attracted strong demand, as evidenced by our game titles representing four of the top 25 new online casino game titles in the Eilers & Krejcik Report (including the third top new game title in the overall U.S. market). We reacquired the games previously sold to DGC as part of the DGC Acquisition. Following the DGC Acquisition, we distribute approximately 160 game titles in the U.S. markets. In order to better serve customers and capture the market opportunity by directly offering our full product suite and game title library, we have received regulatory approvals to operate in Connecticut, Michigan, New Jersey and Pennsylvania, where we began selling our games directly to iGaming operators following the DGC Acquisition. Following the DGC Acquisition, we have broad distribution coverage in New Jersey, Pennsylvania and Michigan, and are looking to expand our distribution coverage in Connecticut and West Virginia. Eight other states have either previously proposed or we understand are in active discussions to propose enabling legislation for online casino in 2025. Among these, New York, Illinois and Indiana alone are projected to generate an aggregate of approximately $6 billion in GGR by 2028, according to H2GC. We currently expect to launch our live casino product offering in the United States by the end of 2024.
U.S. Online Casino Legalization Landscape

Source: H2GC, May 2024
We are confident in our ability to succeed in the United States due to:
•
our completion of the DGC Acquisition and, as a result, our strong existing relationships with major U.S. online casino operators, the top four of whom represented approximately 80% of overall U.S. online casino market GGR during the three-month period ending June 30, 2023 in the Eilers & Krejcik Report;

•
our large catalogue of games, including our portfolio of exclusive and owned brands, critically acclaimed game franchises such as Stormcraft and a market-leading progressive jackpot offering, which are ready to be integrated and deployed by U.S. iGaming operators;

•
our global infrastructure that enables us to support continued innovation within product adjacencies and to develop bespoke offerings to address an increasing desire for operators to differentiate their product offerings; and

•
the full control of the distribution of our vast game library.

Our Opportunity in Other Markets
In addition to those market opportunities discussed above, we believe that other territories, such as Peru, New Zealand and Chile, may be considering some form of regulation around iGaming that may present future opportunities for our business. In particular, we believe that there is significant opportunity in the Latin American market, where, for example, Brazil in February 2024 has issued a regulation setting forth the requirements and procedures for the recognition of certification entities for fixed-odds betting systems, including online games offered by iGaming operators. Additionally, we are targeting entry into the South African market by the end of 2024.
Our Organization
We are a holding company that was formed to consolidate independent studios under one organization with a unified strategy and broad distribution capabilities. Through a series of acquisitions, we have created one of the industry’s largest and most diversified portfolios of iGaming content, leveraging shared technology and resources to enhance delivery of our products and services to our customers. Since we commenced operations on April 1, 2022, we have built a network of 40 studios, including 24 in-house studios and 16 partnered studios with whom we have exclusive rights, across the world delivering a range of proprietary game intellectual property (“IP”). Through our relationships with our partnered studios, we own exclusive IP rights to the game IP created by such studios, including IP developed prior to the beginning of our contractual relationship and IP developed in the future.
Our key administrative functions are located in the Isle of Man. We maintain other studio and office locations in South Africa, Australia, the United States, Malta, the United Kingdom, Estonia, Gibraltar and Sweden. Our network of 40 in-house and partnered studios is geographically diverse, enabling these studios to create localized, market-attuned content.
Game Studios
We believe that we have access to some of the world’s best iGaming development talent across our 40 development studios, which are a combination of wholly- and, majority-owned studios and independent studios that develop games exclusively for us.
Our in-house and partnered studios are focused on the creative aspects of the game development process. Through our “strategic roadmap” for game development, we aim to develop and offer our customers a range of new games. Our strategic roadmap is directed by our games strategy team based in the Isle of Man, and our studios receive support related to the underlying technology platform, quality control, certification and integration with iGaming operators from teams across our network. We believe that our studio structure accelerates the game development process compared to other game development studios and enhances speed-to-market, which we believe increases the probability of regularly generating franchise game titles. Moreover, our games strategy team manages the game development pipeline across our network of studios to optimize the timing and phasing of game deployments to maintain a steady supply of new content and highlight our franchise game titles, while ensuring that the market is not saturated with content at any one time.
Our studio network has global reach across five continents. Our in-house and partnered studios enable us to provide a broad and diversified product portfolio, which includes slot games, table games, progressive jackpot variants of slot and table games, video poker, video bingo and live casino games in addition to adjacent iGaming verticals such as game show and crash games as outlined below.

Our dedicated “Portfolio Studio,” which manages and upgrades legacy games, extends the revenue generating lifetime of our games and provides other studios the ability to focus on building new games. Thanks in part to our Portfolio Studio, we believe our games portfolio enjoys a high degree of “stickiness” as demonstrated by the game usage fees generated within monthly game cohorts over time. Each cohort is comprised of games released within the applicable month (e.g., the January 2022 cohort includes games released from January 1 to January 31, 2022). Usage fees represent the amount we earned from our game IP within our Direct Customer channel, but excludes progressive administrative fees, which are earned across multiple games and therefore not attributable to individual game titles. Furthermore, this data does not include fees generated from our live casino games, where the individual acting as the live dealer rather than the game title drives player demand, or our Indirect Channel, a portion of which is earned pursuant to fixed fee arrangements and therefore not tied to individual game play. As demonstrated in the graphic below, we have historically continued to generate revenue from games for years after the initial release date, with our game cohorts generally benefiting from a limited attrition curve against minimal costs to maintain previously released content. For example, for the nine months ended December 31, 2023, 64% of usage fees from the Direct Customer channel were generated from games that were released prior to January 1, 2023. While we believe these cohorts are a fair representation of the performance of our games over time, there is no assurance that they will be representative of any future cohort of games or periods.

Since our inception in 2021, we have strategically augmented our global content development capabilities, growing our studio footprint to 40 in-house and partnered studios and expanding our development team to 658 people, representing approximately 66% of our total workforce as of December 31, 2023 (compared to 615 people, representing approximately 71% of the total workforce as of December 31, 2022). Notwithstanding having one of the largest networks of exclusive iGaming content studios, we consistently seek to expand our reach and product breadth by building relationships with new third-party studios that we may subsequently seek to acquire.
Center of Excellence
We believe that our success is underpinned by the quality of our game development. Our “Center of Excellence” is a team of approximately 18 employees dedicated to coordinating and delivering consistency of our game development processes across our studios. Extensive IP, knowledge, talent, training resources and technology are collated in a shared database and developed within the Center of Excellence and then utilized across our interconnected network of studios to position each studio for long-term success. In addition to providing shared resources for new franchise development, the Center of Excellence supports our Portfolio Studio, which maintains and upgrades legacy games to extend their lifespan.
We have also established Games Global University to complement our Center of Excellence. All newly onboarded studios undergo a multi-week education process across technology, sales and marketing and other functional areas to accelerate the integration of best practices into these studios.
Central Intelligence Solutions
In addition to supplying games, we also offer critical analytics capabilities to maximize game performance and user engagement tools through our Central Intelligence Solutions team, which we believe enables our customers to provide excellent player experiences, resulting in high player retention and ultimately increased revenue. Through our large proprietary game portfolio, we have a significant repository of pseudonymized data that can be utilized to tailor game offerings based upon player behavior, regional dynamics and shifts in genre popularity.
Game data from our products is collected from approximately 225 million spins a day (representing the daily average number of spins over the nine month period ended December 31, 2023), which are synthesized to inform: (i) game optimization models; (ii) user interface improvements; (iii) prediction models aimed at player retention and reduction in churn; (iv) analyses for marketing and sales; (v) financial forecasting; (vi) cost management and (vii) RTP monitoring, which ensures games are fair and achieve the correct targeted RTP based upon the design of the game.

Our Customers
Our customers offer our games on their websites and/or mobile applications and configure them according to their needs and preferences through a remote gaming system accessed through a software integration layer (the “Games Platform”). We distribute our games to iGaming operators either indirectly through resellers or directly to the operators themselves. We have a relationship with Apricot Investments Limited (“Apricot”), which holds the right to, customizes and maintains the Games Platform that we use to distribute games to customers, and also resells our games to certain of its own iGaming operator customers as part of its turnkey gaming platform solution. In addition to Apricot, our Indirect Customers also include various aggregators that sub-license access to our games to their own iGaming operator customers. Through our Direct Customer channel, we are able to capture attractive economics compared to selling through a third party, which further enables us to control placement of our content and tailor it to our customers’ needs, creating opportunities for the continued success of our games.
Our more than 350 iGaming operator customers offer our bespoke games across over 600 branded websites, which have been developed by regional studios and tailored to local needs through the creation of a differentiated online casino experience, an increasing focus among iGaming operators. Our iGaming operators, distribute our games in a diverse range of geographic markets (based on our games’ underlying GGR), including Canada, the United Kingdom and New Zealand, under various regulatory licenses. Furthermore, based on management’s review of publicly available information, in the nine months ended December 31, 2023 and 2022, more than 50% of our revenue was derived from companies that were publicly listed (or subsidiaries thereof) or government-endorsed (i.e., owned or granted a monopoly by the government).
The value we provide our customers extends beyond supplying game content. We work closely with customers to develop unique and differentiated customer strategies, provide quarterly business reviews and key performance indicator metrics and revise pricing models geared toward mutual growth. We believe the combination of these value-add services and our premium content offerings have resulted in our ability to consistently grow customer share of wallet.
Growth Strategies
Our strategy is built on the three pillars of: our studio ecosystem; our broad distribution network; and our revenue share model. We believe that the strength of our studio ecosystem and broad distribution network together differentiate us from our competitors in the marketplace. By leveraging these strengths and aligning our incentives with those of our customers through a revenue share model, we believe we have developed a growth-oriented business model, complemented by the growth strategies discussed below.
Grow with Market Through Revenue Share Model
We intend to generate organic growth by leveraging our existing customer relationships and distribution within markets that are experiencing sector tailwinds. Global iGaming GGR, excluding Asia and the Middle East, is projected to grow at a 14% CAGR from 2023 to 2028, according to H2GC. As these markets continue to grow, we believe we will benefit in kind through our revenue share agreements, which represented the majority of our revenue to date and which we expect to represent the majority of our revenue for the foreseeable future.
To help us achieve this growth, our dedicated market strategy team identifies customers and segments of opportunity and implements a country-specific strategy in partnership with the commercial team. Our local customer teams allow us to deliver on our customized strategy to develop content that is tailored to local player preferences.
Our partnership team is strictly focused on maximizing profitability for our customers through ongoing support in the form of bespoke growth plans centered around customized product offerings, which are assessed on a quarterly basis to evolve with our customers’ respective businesses and markets.
Gain Market Share through Increased Take of iGaming Operator Wallet
We have a track record of success across multiple initiatives that have grown our customers’ businesses and, in turn, the share of our customers’ GGR generated by our games, which we refer to as share of wallet. These include:

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collaborating with customers on strategic initiatives to grow their businesses;

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offering bespoke pricing structures for each customer, tailored to suit each customer’s player base;

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developing complementary offerings; and

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creating exclusive games with customer branding, including custom re-skinned branding to align with the customer’s site design.

Our dedicated commercial team is focused on increasing market share within existing jurisdictions. On a regular basis, they review our existing customer relationships, product segments and areas for improvement, which our partnership team then utilizes to inform its sales and customer relationship management strategy, including localized content, customer and technical support.
We are focused on developing key operator relationships across the various teams in the business to position ourselves as the supplier of choice for our customers, ultimately increasing the value of our partnership. We have a strategy with these operators to drive volume for both parties, which has led to an increase in our wallet share. As shown below, our customer-focused strategy has already delivered significant increases in the GGR generated by our games with leading customers in their respective markets of Italy and the United Kingdom. The customers illustrated below are significant and well-established iGaming operators in their respective markets, and we believe are representative of our overall performance with iGaming operators in such markets.

(1)
Amministrazione Autonoma dei Monopoli di Stato.

(2)
United Kingdom Gambling Commission.

(3)
Represents, for the applicable calendar year, the GGR generated by our games as deployed by Operator A and B, respectively, which we consider to be leading iGaming operators in their respective markets. We have presented the GGR generated by our games for the calendar year, rather than our fiscal year, in order to provide a direct comparison against the market-wide GGR data published by the applicable Italian and U.K. regulatory authorities, which is only available for the full calendar year. Amounts shown for 2021 include GGR generated by our games under the ownership of Fusion during the period preceding the incorporation of Games Global and related carve-out of our operations from Fusion.

Entry into New Markets
We believe we are optimally positioned to successfully expand into new, high growth markets through our unique business model, driven by our diverse studio portfolio and operational leverage. For example, we recently refocused our efforts in Italy through our customer relationship with a major Italian operator and believe that our strategy has been successful, as our games’ underlying GGR in the region in the nine months ended December 31, 2023 was 103.3% higher than the equivalent period in the prior year.
We are focused on expanding our business in the United States as we believe the U.S. markets represent the highest growth opportunity globally. We have signed, or are in advanced discussions with, most major operators in the United States and, following the DGC Acquisition, have multiple existing game titles that Eilers & Krejcik rank in the top 25 online games, including the top online slot games, on a consistent basis. Our U.S. game titles have proven player demand as demonstrated by their approximately 10% share of the online casino market based on GGR through January 2024 in the Eilers & Krejcik Report. With a history of successful iGaming offerings developed for the Canadian market, including having a leading market position based on the underlying GGR of our games in the recently regulated Ontario market according to data from iGaming Tracker, we believe our high-quality offerings will translate successfully into the United States, which could represent a total addressable market of approximately $28 billion of GGR by 2028, according to H2GC. We believe our acquisition of the B2B assets of DGC will help us to achieve our roadmap to deliver on our goal of releasing 80 games per year into U.S. markets.
In addition to our U.S. expansion strategy, our market strategy team focuses on newly regulated markets such as the Netherlands, South Africa and Germany and closely monitors potential new regulated markets as they arise, such as Peru and Brazil, ensuring that we are positioned to transition to the next phase of growth as soon as possible with a fully certified suite of content and products tailored to that jurisdiction.
Expanding into New Product Verticals
While we have historically focused on creating premium slot games, we are expanding our portfolio into adjacent product offerings such as live casino, game show and crash games. We are also beginning to develop our iLottery product offering, which we expect will open up a new and fast-growing market for us. By providing a full suite of games that appeals to players, we increase our relevance to our existing and new operator partners, which positions us favorably to continue to grow our wallet share.
We have worked closely with our distribution network to encourage the integration of our live casino games onto their sites. We believe live casino is a significant growth area with the market currently in early stages of adoption in many jurisdictions with other forms of legal iGaming and experiencing robust player demand upon introduction.
We believe that we can become a meaningful supplier in new product verticals both organically and through thoughtful acquisition opportunities.
Accretive Acquisition Opportunities
In addition to pursuing organic growth, we will continue to seek strategic acquisition opportunities in order to drive increased market share or enter into new markets and product verticals as described above. Although our acquisition criteria vary, we generally consider acquisitions that: (i) deliver enhanced content; (ii) improve our technology solutions; (iii) allow us to expand into additional geographies or game types or (iv) bolster our leading position in our core competencies.
Our business model enables us to leverage our platform, scale and robust cash generation to take advantage of accretive acquisition opportunities and maximize the potential of success for acquired studios. We acquired a number of studios in the period from April 1, 2022 and December 31, 2023, and we are focused on identifying additional opportunities to produce attractive returns and maintain our industry-leading studio network. For example, we acquired MahiGaming LLC (“Mahi”) on August 4, 2022 for aggregate equity consideration of €80.8 million and we acquired a majority interest in Snowborn Games AB, JFTW Games Development AB, Spinplay Holdings Limited and Riversun Holdings Inc. (collectively, the “Velo Studios”) on February 28, 2023 for aggregate equity consideration of €81.2 million, pursuant to which we acquired studios from which we had previously commissioned games and enabling us to strengthen our studio network.
Our business is highly cash generative, which we believe, combined with our unlevered balance sheet, provides sufficient capacity to pursue multiple acquisition opportunities, which are considered in the context of strategic fit and overall value accretion.
Competitive Strengths
Our competitive strengths originate from our global studio model, which generates a high volume of new games and top-performing marquee titles, in addition to a customer network that we believe encompasses most of the major iGaming operators across each regulated jurisdiction. The combination of our global infrastructure, customized game development, data analytics capabilities and incentive structure is difficult to replicate and enables our studios to focus on creating leading game content.
Global Studio Model Producing Proprietary Content
Our global network of in-house and partnered studios provides a compelling combination of scale and diversification to service the needs of our global customer base through:
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a studio ecosystem located across five continents with multi-product expertise;

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a unified strategy across our studio footprint and effective allocation of resources across product genres and game types depending on market trends and player behaviors;

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a centralized and cloud-enabled “Client Portal,” which allows iGaming operators to view both available and soon-to-be-released game titles and game variants;

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the utilization of resources from our Center of Excellence to assist studios in maximizing the probability of introducing successful game titles; and

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a Portfolio Studio dedicated to increasing the longevity of gameplay and thus revenue generation for legacy game titles.

We believe that our studio network and resulting high percentage of proprietary games and internally generated brands allow us to generate attractive margins and provide us with the opportunity to benefit from enhanced economics relative to competitors who have significantly less development capacity and narrower distribution reach than we do. We believe we are also able to achieve premium pricing that is commensurate with the quality of the games we deliver to our customers.
Our network and volume of game titles and game variants generated each year provide enhanced visibility and recognition to iGaming operators, allowing us to upsell and cross-sell other games and services.
Our global studio footprint consists of 40 geographically diverse studios, which allow us to create localized, market-attuned content.
Our Global Studio Footprint as of December 31, 2023

Note:   Our 24 in-house studios are denoted with an asterisk.
Game Development Capacity
Our studio model is designed to centrally coordinate the development of games across our studios, while empowering our studios to act independently. With the support and guidance of our games strategy team, our studios benefit from access to our centralized game development library and broader group insights. We have developed this studio model to encourage knowledge sharing across our studio network, with key development personnel financially incentivized to circulate new ideas and game content across the wider studio network. Each of our studios has a core team of specialists, with expertise in specific competencies required for game development, such as mathematics, graphic design and sound, and project management. Studios are further supported by several central teams that provide resources, oversight and strategic and marketing insight and direction in connection with new game development. Each game development team can draw on the expertise and aggregated know-how of our 658 development team members globally as of December 31, 2023 (compared to 615 people as of December 31, 2022), as well as the operational capacity of a group of our scale.
We have demonstrated the ability to generate franchise game titles on a frequent cadence, given our proprietary technology stack, our tools and our scaled approach to development, marketing and distribution. Our technology stack provides our studios with the tools to test, iterate and publish games in an efficient and effective manner that we believe accelerates speed-to-market.
We produce approximately 60 new game variants each month, and we expect to continue our trend of producing an increasing number of game titles that attain franchise status, including the highest value progressive jackpot offerings in the market that we believe pay out more frequently than any other offerings in the market. As shown below, our ability to produce successful games has increased since our inception, leading to increased wagering, which drives our ability to generate revenue.
We strive to consistently improve the quality of our games, which we measure through retention statistics. In particular, we measure the percentage of players who wager in over 200 game rounds in the first day of the game going live, which we believe indicates a highly successful game. Out of over 1,000 game variants launched between April 1, 2022 and December 31, 2023, approximately 200 were considered to be highly successful from a retention standpoint.
Through GGR data collected by us and our customers, we can calculate the approximate revenue derived from each of the game types in our portfolio. Historically, the vast majority of revenue derived from our games has been attributable to slot games (including progressive variants of slot games). While slot games are an important part of our business, we offer customers a wide-ranging product portfolio that also includes table games (including progressive variants of table games), video poker, video bingo, game show games, crash games and live casino games.
Our game development capacity allows us to expand into adjacent product areas. While our largest category of games by both revenue and number of game titles is slot games, we have leveraged the creative expertise of our studio ecosystem to expand into adjacent products including live casino, a market that has grown at a 33% historical CAGR between 2019 and 2023 and is expected to grow at a 19% CAGR between 2023 and 2028, according to H2GC. We offer live casino games and game shows using streaming technology to create an immersive experience for players.

During the year ended March 31, 2023, we acquired a number of additional studio groups to further strengthen our content development capabilities, and we strive to improve their market position and customer relationships by leveraging our network.
Broad Reach
We provide our games to what we believe are the major iGaming operators in regulated markets, including large U.S. operators such as BetMGM, DraftKings, FanDuel, Caesars Entertainment and Bally’s. Based on management’s analysis of the competitive landscape, we believe our distribution is among the broadest globally based on the fact that our games are hosted on the websites and mobile applications of more than 350 customers as of December 31, 2023 (compared with 320 customers as of December 31, 2022) across established regulated markets, predominantly in Europe, and with a growing presence in increasingly regulated markets within North and Latin America, which we believe creates a strong opportunity for future expansion of our operations. Our broad reach enables us to be agnostic to individual operator performance in each market.
We recently completed the acquisition of the assets of DGC’s B2B division, which exclusively distributes a subset of our slot games catalogue to the leading U.S. iGaming operators by GGR, according to the Eilers & Krejcik Report. We believe the DGC acquisition provided a “day one” launchpad into U.S. markets with huge potential, targeting a broader customer base with our large portfolio of iGaming content.
Data Analytics
We have the ability to collect an enormous amount of game performance data through our customers’ approximately 1 million underlying player accounts, participating in approximately 220 million game sessions (each of which may entail multiple game rounds) per day on average across our content portfolio over the last 60 days as of December 31, 2023 (compared to approximately 845,000 underlying player accounts and approximately 186 million game sessions per day on average across our content portfolio over the 60 days prior to December 31, 2022).
We are able to synthesize this pseudonymized data to: (i) optimize individual games immediately following launch; (ii) inform our studio strategy; (iii) customize content offerings for our customers and their players to drive an improved game experience and reduce customer churn and (iv) better predict the success of games in development.
Through our strategic roadmap, based in part on this performance data, we believe we have the ability to identify those games that will be top performers, allowing us to adapt our go to market strategy for individual games.
Customer Focus
We believe our focus on cultivating meaningful relationships with our customers sets us apart from our competitors, allowing us to grow quickly and generate brand affinity. We believe that we have a unique go-to-market approach (market, partnership, ranging) and that our ability and desire to deliver unique and differentiated customer strategies helps our customers optimize their product portfolios, and that our strength in data analytics gives us the tools and the metrics to work with our customers to drive mutual growth.
We are also developing our own proprietary games platform to enhance our ability to connect iGaming operators directly with our studios. Our goal is to increase the ease of doing business, our speed to market and our ability to adapt quickly to our customers’ needs.
Strong Financial Profile and Operating Leverage
For the nine months ended December 31, 2023, we generated profit for the period of €79.1 million and Adjusted EBITDA of €120.8 million, representing profit margin and Adjusted EBITDA margin of 28.9% and 44.2%, respectively. For the nine months ended December 31, 2022, we generated profit for the period of €81.4 million and Adjusted EBITDA of €109.9 million, representing profit margin and Adjusted EBITDA margin of 36.8% and 49.6%, respectively. Given that we have no third-party debt (except for amounts owed under our lease agreements) on our balance sheet as of the date of this prospectus and that we have been able to achieve significant organic growth after the initial phase of bringing together our corporate group, we believe that we are well positioned to drive growth in our existing and new markets, both organically and through targeted merger and acquisition activity. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-IFRS Financial Measures” for the definition of Adjusted EBITDA and Adjusted EBITDA margin, as well as a reconciliation of Adjusted EBITDA to profit for the period, the most directly comparable financial measure stated in accordance with IFRS.
Experienced Management Team and Board of Directors
We believe that we have assembled a world-class management team comprised of industry veterans who have demonstrated a long track record of success within the online and land-based gaming industries. Each member of our leadership team was selected based upon his or her ability to drive strong strategic growth and bring innovative technology and content to market. Our board of directors and senior management team can draw on significant experience in the gaming industry.
We are led by highly regarded gaming industry executives, M. Gavin Isaacs, the chairman of our board of directors, and Walter Bugno, our Chief Executive Officer. Both Mr. Isaacs and Mr. Bugno possess decades of executive-level experience at many of today’s leading B2B gaming companies, including Aristocrat Leisure Limited, Light & Wonder, Inc. (f/k/a Scientific Games Corporation) and International Game Technology plc.
Employee Engagement
We believe that our human capital is a key asset of our business. We aim to attract and retain exceptionally talented, highly educated, experienced and motivated employees. Our human capital resources objectives include identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees and consultants. The principal purposes of our planned equity and other incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of equity-based compensation awards and cash-based performance bonus awards. We also place significant importance on non-financial factors in the retention of staff, investing in their development and ensuring that they have access to all available and relevant opportunities.
We believe in supporting our employees and balancing business objectives with cultural diversity and local customs. Through implementation of a range of policies, we have fostered a culture that promotes diversity, inspires creativity, drives innovation and freedom of artistic expression, which we believe are all required to remain competitive in our industry. Given these factors, retaining talent is crucial and a strategic focus for us.
These commitments were designed to create a strong and loyal corporate culture and support what we believe to be a low employee turnover rate.
Commitment to Environmental, Social and Governance Goals
Our board of directors and management team believe that environmental stewardship, social responsibility and solid corporate governance are important to our business strategy and long-term value creation for our shareholders, employees, customers and communities. In March 2023, our board of directors appointed a dedicated Environmental, Social and Governance (“ESG”) Committee comprised of independent directors to oversee ESG matters across our business operations in accordance with its charter. Our Head of ESG, together with others on our management team, is responsible for developing and driving our strategic ESG initiatives, programs and reporting across our business and providing regular updates on progress to the ESG Committee.
Our Games
Based on our analysis of publicly available data, we believe that we have one of the largest networks of exclusive iGaming content studios, measured by the number of studios that develop our games, and our in-house and partnered studios have developed over 1,300 proprietary games over the past 20 years (including predating the formation of our company). We have built our game portfolio with our customers in mind, developing a diverse mix of game types, mechanics and brands in order to reliably provide content to suit the needs of the iGaming operators with whom we partner.
Using our centralized and cloud-enabled “Client Portal,” customers can view both available and soon-to-be released games and select across several distinct features, including game mechanics (e.g., bet limits, volatility, multipliers), compliance with specific regulatory frameworks, RTP percentages and other metrics that are important to iGaming operators.
Each such configuration of a particular game title is a “game variant,” each of which is individually certified and brought to market. We typically have several game variants for each game title, enabling the game title to be sold into each of our core markets. Our game titles are often connected with branded franchises, a high percentage of which are internally generated brands. For the nine months ended December 31, 2023, the majority of GGR attributable to our games was generated from our internally generated and owned branded games. We also license branding related to popular entertainment franchises with respect to a small proportion of our games. We believe such licensed content provides a window of opportunity for us to offer headline brands familiar to many audiences and capitalize on moments in pop culture when they arise.
We also develop and offer “progressive” variants of certain slot and table games. In each spin of a “progressive” game variant played, a player either contributes to or wins a pooled jackpot prize. Players who play on the same “progressive network” play to win the same jackpot, regardless of whether players are playing the same game type or accessing our games through the same iGaming operator. We believe that, as of the date of this prospectus, we have the most extensive network of progressive games and the biggest payouts in iGaming. According to CasinoListings, an independent casino news site, nine of the top ten largest online jackpot payouts originated from our games, including the largest ever recorded payout of €38 million in December 2023. We believe this is a key differentiator for our business, as scale and liquidity have a multiplier effect on revenue generation: as the number of players and the amount of money being wagered increase, the size of the jackpot increases in turn, causing a multiplier effect as players typically pursue higher jackpots. We have four progressive network brands: Mega Moolah, with a lower minimum required jackpot payout size (“seed”) of €2 million; WowPot, home of the largest ever online jackpot win as of the date of this prospectus according to CasinoListings, with a seed of €2 million; King Millions, with a seed of €2 million; and Maple Moolah, which is designed for the Ontario market with a lower seed of €1 million. For the Mega Moolah, WowPot and King Millions jackpots, on average, between 2021 and 2023, a player won a jackpot consisting of €8.9 million every 53 days. Between 2021 and 2023, Mega Moolah and WowPot paid out a total of €109 million and €78 million, respectively, with wins, on average, occurring every 52 and 196 days, respectively. This compares to an average total of approximately €32 million across three different jackpot brands distributed by two of our largest competitors in the iGaming industry, with wins, on average, occurring every 401 days over the same time period, according to Jackpot Graphs, an independent jackpot data aggregator site. We are developing an overlay jackpot solution, Lotsa Loot, that is intended to work with all of our games and provide smaller wins with more frequent payouts. We are targeting launch of our Lotsa Loot solution by the end of 2024. We have one studio that is dedicated to developing our progressive networks.
In addition to developing our own brands and games, we develop branded content and bespoke games that are tailored to individual customers’ respective needs. Our extensive network of iGaming operator partners is able to benefit from bespoke adaptation of our titles to cater to local or operator-specific needs by creating a differentiated online casino experience. Offering bespoke games is increasingly a key focus among iGaming operators and our ability to deliver such games is an important facet of our customer strategy.
Our portfolio spans a variety of game types, including: slot games, table games, progressive jackpot variants of slot and table games, crash games, video bingo and live casino games, including game shows. Each of our game types is described below:
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Slot Games.   Slot games (including “progressive” variants of our slot games) have historically accounted for the vast majority of our revenue and represent the majority of game titles in our portfolio. Slot games, such as 9 Masks of Fire, Fishin’ Pots of Gold and Gold Blitz, can include many different themes, mechanics and genres, which overlay a core underlying structure. The display onscreen will present a set of symbols in a fixed reel layout. After placing a bet and spinning the reels, the random number generator (“RNG”) will display symbols at random and will award payouts that vary depending on the rarity of the symbol. We also offer “progressive” variants of our slot games.
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Table Games.   We have over 45 table game variants in our portfolio. Our range of game titles includes all common variations of blackjack and roulette along with Baccarat, Sic Bo and Dragon Tiger. We also provide “progressive” variants of our table games, as described further below. We provide some of our most popular and branded slot games as table games, such as 9 Pots of Gold Roulette and Terminator 2 Roulette, in order to drive cross-play from the slot games game type into the table games game type. We also offer progressive variants of certain of our table games.

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Crash Games.   We offer single player and multi-player crash games, which are fast-paced betting rounds in which players wager on the outcome of a simulated event. As the simulated event progresses (for example, a plane accelerates on a runway), a player’s winnings continually increase until the game “crashes” (for example, the plane takes off), at which point the player forfeits any winnings. Players must strategize to determine the optimal time to cash out to maximize winnings before the end of the simulated event.

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Video Bingo.   We have a video bingo portfolio of over ten game titles. All of our video bingo games have been designed for the Latin American market. We have developed original video bingo game titles, such as Super Showball and Don Bingote, and we have also created video bingo game titles using classic brands from our portfolio, such as Break da Bank Again, Thunderstruck II and Immortal Romance, to drive cross-play from the slot games game type into the video bingo game type.

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Live Casino Games.   Our live casino games portfolio consists of 20 game titles. Streamed from studios in Latvia and Romania, we offer blackjack, roulette, Dragon Tiger and Shandar Andar Bahar. Additionally, we have live slot game titles, such as 9 Pots of Gold Live, as well as our flagship game show, Travel Fever. Game show games typically combine elements of traditional table games like a spinning wheel with stylistic components of game shows, including live presenters.

Our studio network grouped by game type is outlined below:
In addition to maintaining our existing game portfolio, we develop and offer our customers a range of new game titles and variants in accordance with our strategic roadmap for game development. Since we commenced operations on April 1, 2022, our internal and partnered studios together launched over 1,000 new game variants and have released approximately 60 new game variants per month for the nine-month period ended December 31, 2023 (compared to 33 new game variants per month during the nine months ended December 31, 2022). Our strategic roadmap is set by our games strategy team based in the Isle of Man, which is responsible for assessing market trends to determine our approach for future game development. By using the strategic roadmap to guide our studio development process, we continually develop and release a diverse mix of game types, brands and mechanics to enable each of our customers to reliably find content to suit its needs.
The development process involves close coordination with our studios, who are empowered to act independently while taking direction from our games strategy team and receive access to our centralized game development library and broader group insights. Our studio model is intended to encourage knowledge sharing among studios, with key development personnel incentivized to circulate new ideas and game content across our wider studio network. Each of our studios has a core team of specialists, with expertise in core competencies required for game development, such as mathematics, graphic design, sound and project management, among others. Studios are further supported by several central teams, which provide resources, oversight and strategic and marketing insight and direction in connection with the development of new games.
Our game development process, which typically takes between six to twelve months, consists of five distinct phases:
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Commission.   The initial phase of game development starts as a collaborative and iterative process between our games strategy team and our studios, whereby we discuss and refine ideas for proposed game concepts based on unique game components, including the proposed theme, game type, features, artwork style and mathematics. Following this process and the advancement of an idea into a formal game proposal that aligns with our strategic roadmap, we officially order the game from the studio, setting forth the particular mechanics and technical details that are expected to be included in the game at the time it is submitted for production.

•
Development.   In the development phase, our studios, supported by our central technology product and IT infrastructure teams, take responsibility for building the games that we have commissioned through the collaboration between mathematicians, coders, artists and sound engineers. The studios are supported throughout the development process through access to our internal game development platform (the “Game Technology Portal”), which includes proprietary game development tools allowing for significant customization. Studios receive ongoing support during this process from our technology project teams, enabling the studios to focus on content creation rather than development of back-end tools.

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Production.   During the production phase, we determine if a game is a viable release candidate meeting our quality standards and applicable regulatory requirements. Following the completion of the development phase, the game file is submitted to our central testing team for formal testing based on various quality control criteria, including functionality, user experience, RTP percentage, performance and security. Games that proceed past the formal testing stage are subsequently submitted for certification, conducted by independent, industry-recognized regulated certification houses to evaluate the game based on applicable regulatory and relevant ISO quality standards. Games are certified for deployment with respect to each regulated market in which the game is intended to be played.

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Deployment.   Following certification, each game is made available (“deployed”) onto our Games Platform. Our Games Platform is a centralized remote gaming system that seamlessly interfaces with our customers’ platforms through a cloud-enabled software integration layer to deliver feature-rich games that can be played on any device. Once a game is deployed on our Games Platform, customers can choose among that game title’s available game variants, selecting for compliance with relevant regulatory requirements, but also for certain features according to each customer’s commercial objectives. This range of selection allows our customers to customize certain aspects of the player experience and enhance accessibility and interest by incorporating a variety of promotional tools. Once a customer selects its desired game variant, our customer is able to launch the game variant on its own website through our Games Platform.

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Post-Deployment.   Following deployment, we continue to monitor our games to resolve live defects and identify aspects of gameplay for improvement. Our incident management and portfolio teams monitor our entire portfolio, resolving any defects, updating artwork, applying new features to existing content, upgrading as necessary to maintain compliance with regulatory requirements and maintaining a consistent interface with new smartphone operating systems with the goal of extending the lifecycle of a typical game. We also, where permitted, collect data on game performance and usage, which provides us with unique data insights that inform our commercial and development strategies and support our ongoing research and development efforts.

Partnerships, Suppliers and Strategic Collaborations
We engage with a broad range of third-party providers to operate our Game Platform, maintain and expand our network of game titles and distribute games to our customers.
Relationship with Apricot
We were formed from the carve-out and acquisition of: (i) intellectual property assets that were formerly exclusively supplied by Fusion to Apricot, a regulated B2B gaming company; (ii) a gaming distribution network, which included several corporate entities holding relevant customer agreements; and (iii) a number of independent studios that had historically produced games for Fusion. We are currently party to several agreements with Apricot (and its affiliates and subsidiaries) that enable us to distribute our games to our customers.
We supply our games to our largest customer, Apricot, a regulated gaming company that provides turnkey platform services to its customers. Certain iGaming operators who use Apricot’s turnkey platform services also obtain our games through Apricot, which has outsourced the provision of games to us through various games access services agreements (collectively, the “Games Access Services Agreements”). Apricot provides, customizes and maintains our Games Platform. We also partner with technology and content suppliers to develop and create innovative gaming software and online games exclusively for us.
Mr. Martin Moshal is the named individual beneficiary of certain trusts that are the ultimate controlling shareholders of Apricot and also the named individual beneficiary of a further trust, unaffiliated with the trusts that are the ultimate controlling shareholders of Apricot, that ultimately controls Zinnia Limited, our sole shareholder prior to this offering. As beneficiary of these trusts, Mr. Moshal has neither any right to control or voting investment power over the trusts, nor does he have the right to appoint or replace the trustees. Mr. Moshal is also the named individual beneficiary of a further trust, unaffiliated with the trust that ultimately controls Zinnia Limited, that ultimately controls Knutsson Limited, a major shareholder of Super Group (SGHC) Limited (“Super Group”), which is a customer of Apricot. See the section titled “Principal and Selling Shareholders” for additional information regarding the relationship between Mr. Moshal, Zinnia Limited and the persons that exercise control over our ordinary shares held by Zinnia Limited. We supply games indirectly to Super Group pursuant to a Games Access Services Agreement between Apricot and us, as described below in “— Games Access Services Agreements.”
Platform Services Agreement
We are party to a platform services agreement with Apricot (the “Platform Services Agreement”), which provides us with the software required for us to distribute games to our customers. The initial term of the Platform Services Agreement runs through May 1, 2027, after which period it will automatically renew unless terminated by either party upon eighteen months’ written notice prior to the end of the initial period or anytime thereafter.
Pursuant to the Platform Services Agreement, in exchange for providing, customizing and maintaining our Games Platform, we pay Apricot a fee of between 20% and 30% of our monthly net revenue generated from our Direct Customers. In addition, we pay Apricot a contribution of not less than €1.1 million each year towards Apricot’s capital expenditure on hardware and infrastructure to support the Games Platform.
Games Access Services Agreements
We are party to four Games Access Services Agreements with Apricot and one with a subsidiary of Apricot, pursuant to which we provide Apricot (and its subsidiary) with access to our games for further distribution to certain iGaming operators who use Apricot’s turnkey platform services to access and make available our games for individual players. Each of the four Games Access Services Agreements with Apricot relates to a specific operator or group of operators: (i) 32Red; (ii) Apollo; (iii) Super Group and (iv) all other such operators existing at the time of the effective date of the relevant Games Access Services Agreement. The terms of these agreements are substantively identical to one another.
Pursuant to the Games Access Services Agreements relating to 32Red, Apollo and Super Group, in exchange for providing our games to Apricot, we receive a fee of between 75% and 85% of monthly revenue generated by Apricot in connection with the distribution to Apricot’s partner operators of games we supply under the agreements. Pursuant to the remaining Games Access Services Agreement, in exchange for providing our games to Apricot, we receive a fee fixed annual fee of €48.5 million, which is paid to us in 12 monthly installments each year.
The initial term of the Games Access Services Agreement for Super Group runs through December 31, 2035, after which period it will automatically renew for successive five-year periods unless terminated by either party upon six months’ written notice prior to the end of the initial period or a renewal period. The initial term of the Games Access Services Agreement for 32Red runs through December 31, 2024, after which period it will automatically renew unless terminated upon six months’ written notice prior to the end of the initial period.
The initial term of the Games Access Services Agreement for Apollo runs through July 31, 2024, after which period it will automatically renew for successive three-year periods unless terminated upon six months’ written notice prior to the end of the initial period or a renewal period. The remaining Games Access Services Agreement for all other operators can be terminated on one month’s written notice. Pursuant to each of the Games Access Services Agreements, either party may terminate the agreement for cause prior to the expiration of the relevant term in its entirety or on a game-by-game basis upon an uncured breach or infringement of the agreement by the other party. Additionally, we may terminate each of the Games Access Services Agreements in connection with the illegal misuse of games we provide pursuant to such agreements.
Other Agreements with Apricot
Following our purchase of Quickfire Limited and Oakwood Systems Ltd. from Apricot and our purchase of certain game-related intellectual property from Fusion (which intellectual property was exclusively licensed to Apricot from Fusion), we entered into several agreements with Apricot in order to effect the transfer of the purchased assets and the Quickfire Limited subsidiary.
We are party to an agreement with Apricot to provide us with a range of ongoing IT, enterprise solutions, facilities, project management, procurement and analytics services.
We entered into a games consultancy agreement with Apricot (the “Games Consultancy Agreement”) pursuant to which we provide Apricot with various services related to the use of our games by those iGaming operators who use Apricot’s platform services to access our games, including but not limited to billing, marketing, game certification and market related services and RTP monitoring and other data related services. Pursuant to the Games Consultancy Agreement, Apricot pays us a fixed monthly fee in exchange for our services; however, we expect to transition to a revenue share arrangement, pursuant to which Apricot would pay us a percentage of its GGR derived from our games.
We also entered into a branded license agreement with Apricot, pursuant to which Apricot granted us a sub-license for the exploitation of certain third-party IP for the purposes of incorporating this into certain of our branded games.
Jumbo Jackpots
Our progressive jackpot games are facilitated by Jumbo Jackpots Limited (“Jumbo Jackpots”), a service company and a subsidiary of Apricot. We and certain of our subsidiaries have entered into services agreements with Jumbo Jackpots, pursuant to which Jumbo Jackpots oversees the administration, funding and payout of jackpot wins on our “progressive” jackpot games (the “Jackpot Agreements”). As consideration for its services under the Jackpot Agreements, Jumbo Jackpots receives a management fee at a set percentage per each bet placed, which varies in the low single digits according to which Jackpot Game is played. The Jackpot Agreements are continuous unless terminated by either party upon twelve months’ prior written notice or earlier upon an uncured breach of the agreement by the other party.
In addition, our subsidiary, Games Global Operations Limited, and Jumbo Jackpots are party to a Trade Mark and Progressive System Licence Agreement (the “JJ License Agreement”), pursuant to which we have granted to Jumbo Jackpots a non-exclusive license to use the trademarks and trade names that are incorporated in or associated with the jackpot games and the related software suite for the operation of such games. The JJ License Agreement runs for an initial five-year term and then will automatically renew for successive five-year periods unless terminated upon 12 months’ written notice prior to the end of the initial period or a renewal period. Either party may terminate the agreement earlier upon an uncured breach of the JJ License Agreement by the other party.
Game and Intellectual Property Suppliers
We acquire gaming IP for distribution to iGaming operators through both internal and external suppliers.
Internal Suppliers
We have several wholly owned subsidiary companies that house our internal game development studios, including Games Global Estonia OU, Corvide Limited, Almond Gaming Limited, MahiGaming LLC (“Mahi”) and Creative Foundry SA (PTY) Limited, that, under our direction and instruction, develop games and the related IP, which is subsequently transferred to us.
We also own majority stakes in several companies that house game development studios that were once wholly owned by Velo. These companies include studios that trade under the names Spinplay, AreaVegas, Snowborn Games, Neko Games and Just For The Win. These studios develop content exclusively for us, and the IP and game content developed by these studios is managed/directed solely by us pursuant to games development and license agreements between Games Global Operations Ltd and each applicable studio.
Unlike the content generated by the wholly owned studios, the IP produced by our majority owned studios remains held at the studio level. These studios have provided us with exclusive, non-revocable and perpetual licenses for the exploitation of any gaming IP the studios have developed or will in the future develop.
External Suppliers
In addition to in-house developed content, we also exclusively license gaming content from several external exclusive game suppliers. Our external games development and content supply relationships include ongoing license and intellectual property transfer agreements with Velo Studio Holdings Limited (including its parent and other subsidiaries) and Fusion. Our licensing arrangements are typically made on an exclusive, irrevocable and perpetual basis, and in such a way that third-party games are able to be distributed under our regulatory licenses.
Innovation
Our ability to compete is substantially dependent on the quality and entertainment value of our games in order to meet evolving market demands. Our employees are involved in researching and developing new types of gaming mechanics and player experiences through our innovation studios. When we identify new and innovative mechanics or brand concepts, we aim to create brands and IP that is shared across our studios to create families of games.
We believe that our success is underpinned by the quality of our game development. Our “Center of Excellence” is a team of approximately 18 employees, who are dedicated to coordinating and delivering consistency of our game development processes across our studios. Extensive IP, knowledge, talent, training resources and technology are collated in a shared repository and developed within the Center of Excellence and are then utilized across our interconnected network of studios to position each studio for long-term success. In addition to providing shared resources for new franchise development, the Center of Excellence supports our portfolio studio, which maintains and upgrades legacy games to extend their lifespan.
We have also recently launched Games Global University, which complements our Center of Excellence. All new studios undergo a multi-week education process across technology, sales and marketing and other functional areas to accelerate the integration of best practices with these studios.
We have introduced an AI procurement process, which requires that any requested AI tools are reviewed and approved by an AI committee including business leaders. When Generative AI Tools are approved by the AI committee and licenses are issued, we issue a guidance note to staff regarding the approved use of such Generative AI Tool to mitigate risks associated with using the tool. We have implemented safeguards and policies to govern the use of Generative AI Tools by our personnel and any other person in the performance of services for us.
Security, Privacy and Data Protection
Our operations involve processing a significant amount of gaming data. The primary data we generate is game round transaction data representing the results of each game round. We use this data for various important activities, including: customer billing; regulatory reporting, such as reporting in connection with online gaming, anti-money laundering and data protection regulatory requirements; and game performance monitoring and analysis, for instance, monitoring a game to make sure it is operating at the correct RTP percentage. We also obtain pseudonymized player data (including a player’s IP address, username and player ID) through our customers, and such data gives us insight into how players interact with our games. These insights are shared across our studio teams and organization to inform and promote the development of games that align with player needs and preferences.
In line with our company policies, we seek to be compliant and proactive in respect of data privacy matters. Key principles that guide these efforts include confidentiality, availability, integrity, and resilience. We take our data processing and management responsibilities very seriously and have taken steps to ensure that employees are aware of the policies and procedures in place designed to mitigate the risk of data loss or breach. We conduct assessments commonly referred to as “Data Protection Impact Assessments” in respect of processing activities likely to result in a high risk to the rights and freedoms of individuals.
Our Head of Data Governance and Data Protection Officer works in partnership with the Head of IT and our Information Security Lead to monitor, assess and manage aspects of the data privacy landscape.
Some of our subsidiaries are ISO 27001 certified, evidencing that we have a system in place designed to manage data risks. Key elements of our data privacy framework otherwise include: data subject rights; leadership and oversight; policies, procedures and controls; lawful basis, training and awareness; data protection impact assessments; and breach reporting. Our information risk oversight function includes a dedicated information risk officer, an information governance group and a network of data stewards, each of whom has been trained and is responsible for data management and breach. This role includes conducting an internal privacy audit and often collaborating with our technology (e.g., software onboarding) and information security teams to assess and mitigate risks.
To read more about our approach to laws and regulations relating to privacy, data protection, and information security, please see “Risk Factors — Risks Related to Litigation, Regulatory Compliance and Governmental Matters — We are subject to rapidly changing and increasingly stringent laws, contractual obligations and industry standards relating to privacy and data security. The restrictions and costs imposed by these requirements, or an actual or perceived failure to comply with them, could have an adverse impact on our business, financial condition, and results of operations.”
Intellectual Property
Intellectual property rights are important to the success of our business. We rely on a combination of patent, design, copyright, trademark and trade secret laws in the United States and other jurisdictions, notably the European Union, United Kingdom and Canada, as well as license agreements, confidentiality procedures, non-disclosure agreements with third parties and other contractual protections, to protect our intellectual property rights, including our proprietary technology, software, know-how and brands.
As of December 31, 2023, we held 75 issued patents globally, including 35 U.S. patents, 12 Canadian Patents, and 16 Australian patents. We have 72 patent families. We also had 50 pending patent applications, including 17 pending U.S. patent applications, one pending patent application under the Patent Cooperation Treaty and 32 pending patent applications in other jurisdictions, which includes Europe, Australia and Canada. Our issued patents are scheduled to expire between September 2024 and November 2041.
The terms of individual patents extend for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, patents issued for applications filed in the United States are effective for

20 years from the earliest effective filing date of a non-provisional patent application plus any patent term adjustment based on patent office delay. The duration of patents outside of the United States varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. However, the actual protection afforded by a patent varies on a country-to-country basis and depends upon many factors, including the type of patent, the scope of its coverage, the availability of legal remedies in a particular country and the validity and enforceability of the patent.
As of December 31, 2023, we held 16 issued designs globally, including eight registered designs in Europe, and eight registered designs in the United Kingdom. We also had eight pending U.S. design patent applications. Our design portfolio includes two families.
The terms of individual designs extend for varying periods of time, depending upon the date of filing of the design application, the date of design issuance and the legal term of designs in the countries in which they are obtained. Generally, design patents issued for design patent applications filed in the United States on or after May 13, 2015 are effective for 15 years from the date of grant of the design patent. The duration of designs outside of the United States varies in accordance with provisions of applicable local law. In the United Kingdom and the European Union, for example, registered designs can last for 25 years from the date of filing of the design. Our issued designs are scheduled to expire between October 2047 and March 2048.
As of December 31, 2023, we held 27 registered U.S. trademarks, 27 pending U.S. trademark applications and 445 active foreign trademark filings (including active national and international trademark applications and registered trademarks outside the United States, including in the European Union, United Kingdom, Canada, Australia and South Africa). In addition, pursuant to our acquisition of the B2B assets of DGC on February 1, 2024, we acquired an additional trademark portfolio consisting of 107 registered U.S. trademarks and 483 pending U.S. trademark applications. The terms of individual trademarks extend for varying periods of time, depending upon the date of filing of the trademark application, the date of issuance and the legal term of trademarks in the countries in which they are obtained. In general, formal trademark protection in the United States can last indefinitely, provided the trademark is renewed every ten years and the trademark remains in use in commerce in the United States. In countries outside the United States, trademark protection generally also lasts indefinitely, provided the registrations are renewed in intervals required by the provisions of local law and the trademark remains in use in commerce.
As of December 31, 2023, we held 819 domain names in the United States and in foreign jurisdictions.
As of December 31, 2023, we held a copyright portfolio in the United States and in foreign jurisdictions consisting of copyright works in all versions of our portfolio of approximately 1,300 proprietary software-based digitally-controlled games of chance (which includes the source code and all other works and assets comprising the individual games, such as artworks; logos; designs and visual representations; features; characteristic concepts; content; format; settings; themes; graphics; text; audio assets; video assets; animations; music; math models; user interface designs and any other works vested or embedded within such games) and in our proprietary software tools and systems built internally, such as our Game Technology Portal. In addition, pursuant to our acquisition of the B2B assets of DGC on February 1, 2024, we acquired additional copyrights in the United States in an U.S. online games portfolio and in online games platforms known as “quickfire” and “Gameflex.”
Our business also relies on trade secrets to provide us with a competitive advantage. Our trade secrets include aspects relating to game engines that facilitate the creation and operation of our content, the games themselves, our proven and trusted internal processes, as well as our internal databases that are used in our game development and management process. We also have an extensive list of suppliers and clients.
We continually review our development efforts to assess and identify the existence of, and the appropriate protection methods for, any new intellectual property.
Although we rely on intellectual property rights, including patents, designs copyrights, trademarks and trade secrets, as well as contractual protections to establish and protect our proprietary rights, we believe that factors such as the technological and creative skills of our personnel, development of new services, features and functionality, and frequent enhancements to our solutions are equally essential to establishing and maintaining our technology leadership position.

We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers, suppliers and partners. We require our employees, affiliates, contractors, consultants and other third parties to enter into confidentiality and proprietary rights agreements and we control and monitor access to our software, documentation, proprietary technology and other confidential information. Our policy is to require all employees and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments, processes and other intellectual property generated by them on our behalf and under which they agree to protect our confidential information, to the extent they are not automatically assigned by operation of law, although certain rights, such as “moral rights,” may not be assignable or waivable by our employees and contractors outside the United States. In addition, we generally enter into confidentiality agreements with our customers and partners, and our customer agreements include contractual provisions regarding how our intellectual property is to be used by our customers. See “Risk Factors — Risks Related to Our Intellectual Property” for a description of risks related to our intellectual property.
Our Competition
The markets in which we operate are highly competitive. Online gaming is a rapidly evolving industry, and the markets are highly fragmented. The market for our games is also characterized by rapid technological developments, frequent launches of new games and content, changes in player needs and behavior, disruption by innovative entrants and evolving business models and industry standards. As a result, our competitors are constantly experimenting with new game types and business models in order to adopt and optimize new technologies, increase cost efficiency and adapt to player preferences and regulatory changes.
We primarily compete with B2B online gaming companies and software providers, including Evolution, Gaming Group AB, Pragmatic Play (Gibraltar) Limited, Playtech PLC, Play’n Go Malta Limited, Playtika Holding Corp., International Game Technology PLC, Light & Wonder Inc. and others. We also face competition from other existing and future public and private retail gaming establishments including casinos, gaming halls, slot route operators and, potentially, integrated casino resorts, as well as, to a limited extent, national, regional and charitable lotteries. Moreover, our customers, and by extension we, compete with illegal retail and online gaming activities, including forms of betting that circumvent public regulation and, in particular, offshore gaming and operators that, as a result of their disregard of applicable regulations, may offer more attractive pricing, promotions or other services.
We also face competition for leisure time and discretionary spending of players. Other forms of leisure activities, such as offline or traditional online, personal computer and console games, television, movies, sports, and the internet, generally offer larger and more accessible options for consumers.
Sales and Marketing
Each new iGaming operator we contract with puts our games in front of new players. The bigger the iGaming operator, the more potential players will have access to our games. We capitalize on the extensive marketing and distribution networks of our customers, who market and distribute our games directly to players. We believe this creates a virtuous circle: our studios produce engaging games that players want to play, and player demand for our games will incentivize iGaming operators to offer our products to their customers, the players. As a result, we believe we are well positioned to continue to attract and retain customers through our revenue and partnership teams.
Our revenue team helps us to obtain strategic and high-volume customers. We operate in a rapidly changing industry that is characterized by market fragmentation and growing regulated market opportunities as jurisdictions regulate or re-regulate online gaming activities. Market research is therefore critical to our ability to grow and take advantage of such opportunities. Our commercial team includes a dedicated market team, whose work focuses on identifying and researching new market opportunities and the iGaming operators who are active within those markets. In addition to identifying new projects, the market team helps localize and contextualize our content to satisfy local preferences, whether that is developing games to fill a local gap or working with our portfolio team to tailor an existing game in our back catalogue to local needs and preferences. Often its work focuses on identifying and researching new market opportunities and the iGaming operators who are active within those markets. Sometimes, however, an existing customer may prompt us to enter a new market, and such projects would be handled in conjunction with our dedicated customer partnership team.
As we share revenue with our customers, we believe that one of the best ways to continue to grow is to invest in the success of our customers. Our dedicated partnership team helps our customers offer a differentiated product offering to players. For example, we have a studio dedicated to creating bespoke content for our customer partners, and customers can provide our new games and releases across multiple key markets on an exclusive basis for a period of up to eight weeks.
Given the centrality of working with our customers to produce revenue-generating content, we do not function as a “single point of contact” business. We have many touchpoints of customer interaction: our studio teams provide customers with local market insights, our partnership team helps customers produce bespoke content and our strategy team makes sure that our strategic roadmap is aligned with the objectives and strategies of our customers.
Our People
As of December 31, 2023, we had 994 employees across nine geographic locations, including Malta, Gibraltar, Estonia, Spain, the United Kingdom, Latin America, Isle of Man, the United States and South Africa. As of December 31, 2023, South Africa was our largest hub with 440 employees. In particular, as of December 31, 2023, approximately 66% of our employees were engaged in engineering activities, contributing to the development and maintenance of our games and our Games Platform.
The following table sets forth the number of our employees at December 31, 2023 and 2022 and at March 31, 2023:
Employees	December 31, 2023	March 31, 2023	December 31, 2022
Function:
Development(1)	658	642	615
Non-Development	336	272	251
Total Employees	994	914	866
Geographic Distribution:
Isle of Man	164	154	148
South Africa	440	414	387
Estonia	113	118	117
United Kingdom	64	59	57
United States	111	90	87
Other	102	79	70
Total Employees	994	914	866

(1)
Includes Engineering, Game Technology and Studio Development employees.

We are subject to, and comply with, local labor law requirements in all countries in which we operate. None of our employees are represented by a labor union with respect to his or her employment with us. In certain countries in which we operate, such as Spain, we are subject to, and comply with, local labor law requirements, which may automatically make our employees subject to industry-wide collective bargaining agreements. We consider our employee relations to be good, and we have not experienced any work stoppages.
We believe that our human capital is a key asset of the business. We aim to attract and retain exceptionally talented, highly educated, experienced and motivated employees. Our human capital resources objectives include identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees and consultants. The principal purposes of our equity and other incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of equity-based compensation awards and cash-based performance bonus awards.
Company Values
We aim to be considered a “go-to” partner, supplier and employer, a philosophy we call becoming the “One.” Our mission is to “make everyone a winner.”
Underpinning the ethos of becoming the “One” is a core set of employee-led corporate values:
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Authenticity:   We are unapologetically honest and transparent; we embrace our individuality, act with integrity and learn from failure.

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Boldness:   We obsess about our customers; we are courageous game-changers; we are passionate creative and driven by discovery. We do not sit waiting for change, we create it.

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Togetherness:   We treat each other with respect; we thrive as a team and succeed as one. We champion each other to be the one and trust each other to do what is right.

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Responsibility:   We own our actions, the wins and the losses, always pushing forward. We are committed to setting and achieving ESG goals in order to be a partner to our communities and environment. We value openness and sharing our journey, including both the highs and the lows.

Our employees shape our values. Our employees, whom we refer to as “Globalites,” are collectively the key driver in building and maintaining a corporate culture that resonates with them and cultivates a sense of belonging.
We have crafted a range of policies that we believe balances business objectives with cultural diversity and local practices. We believe we have created a culture that fosters diversity, inspires creativity and drives innovation, which we believe are crucial to thriving in the gaming industry.
As our sector is required to compete for talent with companies from across the vast technology industry, our strategies to attract and retain talent are crucial. To address our talent acquisition needs we have implemented a variety of strategies:
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We have a robust reward framework that fosters:

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performance oriented compensation that aligns individual objectives with corporate strategy and goals; and

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measurement of output, behaviors and values;

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We invest in a data-driven talent development strategy, which entails:

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regular executive-level reviews to ensure alignment with our company values and early identification and mitigation of potential risks;

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graduate program that enables us to create a steady pipeline of homegrown talent;

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robust workforce planning framework; and

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targeted external hiring;

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We use a thorough onboarding process, which includes:

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comprehensive induction to our systems, practices and responsible gaming principles in addition to tailored components relevant to role, experience and skill; and

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rigorous background checking; and

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We provide a Leadership Success Track program that equips our management team with the skills and tools needed to lead, including our change management approach, which we believe ensures a shared understanding of change and transformation within the business.

Our human resources operating model is designed to support our strategic needs and to identify and appropriately manage potential performance problems as they may arise. We expend considerable effort to ensure our people understand our vision, culture and the strategic direction of the business. Our policies and employee commitments were designed to create a strong and loyal corporate culture and support what we believe to be a low employee turnover rate.
Our Facilities
Our corporate headquarters are located at 62 Circular Road, Douglas, Isle of Man, IM1 1AE, where we lease approximately 1,662 square meters of office space pursuant to a lease that expires on May 1, 2024. We provide online gaming development and related services from additional office locations in Estonia, Gibraltar, the United States, Malta, the United Kingdom and South Africa. We lease all of our facilities. We believe that our current facilities are suitable and adequate to meet our current needs and for the foreseeable future.
We also operate studios in multiple locations around the globe, including in Nevada, Florida and California in the United States, Argentina, the United Kingdom, Finland, Sweden and South Africa, among others, as outlined in the graphic below.

Note:   Our 24 in-house studios are denoted with an asterisk.
Legal Proceedings
From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of business, as well as governmental and other regulatory investigations and proceedings. Although the outcome of the various legal proceedings and claims cannot be predicted with certainty, we are not currently a party to any legal proceedings that, if determined adversely to us, would, in our opinion, likely have a significant effect on our financial position or profitability.

REGULATION
Overview
We develop, license and distribute our game content to be used by our customers, who then provide access to such content to their own players, who are located remotely. The gaming industry is regulated by government authorities at local, state/provincial and/or federal levels. To operate in certain jurisdictions, we must first obtain a temporary or permanent license or determination of suitability from the relevant authorities. While we do not interact with the players of our customers (i.e., the players who play our games), we nevertheless are required to meet certain regulatory requirements that pertain to similarly situated suppliers of gaming content.
We hold a combination of licenses and permit approvals to support our operations. Most often, governmental gaming licensing regimes can primarily be categorized as “point-of-supply” or “point-of-consumption.”
A point of supply market typically refers to a jurisdiction where online gambling is neither expressly regulated nor prohibited. Typically, iGaming operators active in providing services to players in such jurisdictions do so on a point of supply basis, pursuant to a license issued by one of the established licensing hubs (such as Alderney, Gibraltar or Malta). Such iGaming operators will develop a risk rationale to support their activities in providing services to those markets on the basis of the lack of clear applicability and enforceability of local legislation to their cross-border supply of services. In jurisdictions where we transact pursuant to a point-of-supply license (supplying to an iGaming operator) to provide services to a player in another jurisdiction, we rely on the well-established industry position that provision of remote gaming services, generally, takes place where the server and/or the iGaming operator is established and located. This position maintains that the laws applicable to the license holder are those which apply at the point of supply, where the license is held, rather than the laws of the country in which the player in receipt of an online service is located. We hold several point-of-supply licenses, including, but not limited to, in Alderney, Gibraltar and Malta.
A “point-of-consumption” market commonly refers to a jurisdiction that has implemented legislation and a licensing regime whereby online gaming (across some or all verticals) is expressly permitted, subject to obtaining a relevant local license, typically with oversight from a government appointed regulatory body. Point-of-consumption licensing creates local licensing regimes in which licenses are required for suppliers and/or iGaming operators to access local markets. In these jurisdictions, laws are in place to expressly address the remote supply of gaming into that country, irrespective of where the operator of such services is established or from where the iGaming operator is operating. We hold several point-of-consumption licenses including, but not limited to, in Argentina, Ontario and the United Kingdom.
The regulations established by authorities of jurisdictions in which we operate may require each of our subsidiaries engaged in game development and/or supply, and certain of our or our subsidiary’s (as applicable) directors, officers, employees and, in some cases, certain shareholders to be assessed and found suitable by gaming authorities. Where not mandated by statute, rule or regulation, gaming authorities typically have broad discretion in determining who must apply for a license or finding of suitability and whether an applicant qualifies for licensing or should be deemed suitable to conduct operations within the applicable jurisdiction.
When determining the suitability of, and whether to grant a license to, an applicant, gaming authorities generally consider: (i) the financial stability, integrity, competence and responsibility of the applicant and its applicable affiliated entities and individuals (including verification of the applicant’s sources of funding); (ii) the quality and security of the applicant’s technology and related software, including the applicant’s ability to operate in compliance with local regulations, as applicable; (iii) the applicant’s history; (iv) the applicant’s ability to operate in a socially responsible manner; and (v) in certain circumstances, the effect the granting of a license to the applicant may have on competition.
Regulations are subject to change according to political and social pressures. Often, such changes could be interpreted in ways that negatively impact our business. Any failure to obtain and maintain licenses, registrations, permits or approvals could have a material adverse effect on our business.

Key Regulated Markets
Europe
Belgium
Provision of games of chance within Belgium is regulated by Belgium’s “Act of May 7, 1999 on games of chance, gaming establishments and the protection of players” (the “Gaming Act”). The Gaming Act contains a wide-ranging definition of “games of chance” such that it captures all types of gaming in Belgium, with the exception of lottery games, which are subject to a separate act.
The Belgian Gaming Commission (the “BGC”) is the regulatory body responsible for policing the Gaming Act. The Gaming Act sets out the principle that any game of chance is prohibited unless regulated by the Gaming Act and provided by an operator that holds the required license. The number of available online gaming licenses is limited under Belgian Law and only the holder of a land-based license can obtain the supplementary online licenses needed to provide remote gaming services. The Gaming Act prohibits the offer of any remote gaming services to players in Belgium without the requisite “supplementary” licenses.
The “supplementary online” licenses that are available to private operators holding a Class A, B or F1 land-based license are categorized as follows: (i) “A+” licenses (to offer online casino games, including poker); (ii) “B+” licenses (to offer remote gaming arcades/lower stakes gaming) and; (iii) “F1+” licenses (to offer online betting). The offer of land-based and online lotteries is reserved to the national monopoly.
B2B operators are required to hold a Class E license in order to, among other things, develop and supply games of chance to B2C BGC-licensed iGaming operators (who then provide access to such games of chance to their own players residing in Belgium). We, through one of our subsidiaries, hold the necessary Class E license issued by the BGC in order to supply to B2C BGC-licensed iGaming operators. Our Class E license is valid for a ten-year period, ending February 16, 2032.
Finland
Gaming in Finland is regulated by the Lotteries Act (1047/2001), as amended (the “Lotteries Act”), which accords the right to offer “lotteries” (the definition of which is sufficiently broad to cover almost all types of games of chance with participation fees and prizes, regardless of whether the games are offered offline or online) to the wholly state-owned monopoly operator, Veikkaus Oy (“Veikkaus”), a merged entity of three state licensees (previously known as Veikkaus Oy, Raha-automaattiyhdistys and Fintoto Oy). The National Police Board of Finland (the “Police Board”) is the gaming supervisory authority for the compliance of the Lotteries Act.
According to the Lotteries Act, Veikkaus has the exclusive right to operate and market both land-based and online gaming services within the territory of Finland (save for the Åland Islands, which is a self-governing region with its own gaming legislation). No licenses are available for private operators. As such, no operator other than Veikkaus is permitted to organize, operate or market gaming activities within the borders of Finland or in a manner specifically targeting Finland or a player located in Finland.
However, the mere availability of a foreign-licensed gaming website on the Internet to Finnish consumers would not, alone, be considered explicitly prohibited by the Lotteries Act if players residing in Finland are not explicitly being targeted. There is no explicit prohibition on Finnish players using the services provided by foreign iGaming operators. Players do not face any penalties for playing on online gaming websites operated by foreign-licensed companies.
The Lotteries Act does not expressly apply extraterritorially and does not explicitly prohibit the inward supply of gaming services by iGaming operators licensed elsewhere. The Lotteries Act simply prohibits all operators other than Veikkaus from providing or marketing gaming services in mainland Finland. There are arguments to suggest that the Lotteries Act will only have extraterritorial effect where offshore operators organize, operate and/or market gaming services that specifically target Finland or players residing in Finland. When assessing whether foreign gaming is targeting Finland, the Police Board has paid special attention, for instance, to the following elements: (i) the use of the Finnish language, (ii) the possibility for Finnish participation in the marketed gaming and (iii) the utilization of Finnish conditions in the marketing, such as references to Finnish holidays.
At present, under Finnish law, there is no requirement for a B2B supplier to hold a license. There have been no administrative or criminal proceedings in which a B2B game supplier (or its agent) has been held liable for offering gaming services in Finland.
The recently elected National Coalition political party intends to bring about significant reform to the way in which gaming is regulated in Finland. Specifically, there is an intention to move away from the current monopoly system and to instead introduce a B2C online licensing regime covering online casino games and betting open to private iGaming operators by 2026. Veikkaus will be divided into several parts as the remaining monopoly activities will be separated from the activities within the liberated market. The proposed reforms may also include the introduction of a B2B licensing system. However, the emphasis of the discussion thus far has been on the B2C side. The proposed timeline is ambitious, and it is reasonable to anticipate delays, given the multiple phases integrated into the legislative process. Further, there may be a transition period before the opening of the licensing window.
Italy
Italy is a fully regulated market, and most forms of gaming (including remote gaming) are legal. The offering of games is subject of a state monopoly, which is then sub-contracted by the state to private operators through a form of concession that, in practice, operates in a similar way to a gaming license. Private operators are only able to apply for concessions from the gaming regulator, Agenzia delle Dogane e dei Monopoli (“ADM”). Only B2C operators require an Italian gaming concession. In contrast, there are no corresponding requirements for B2B online suppliers and distributors, who are to be considered mere subcontractors of B2C operators and are not required to hold any local gaming concession or license. There is no licensing regime applicable to B2B suppliers and distributors for the offering of their games to B2C operators holding a concession.
Only operators based in the European Economic Area may apply for an online gaming concession and online gaming concessions can only be granted within specific application windows, although operators can take over an existing trading concession through a share deal or a transfer of going concern and in any case subject to ADM’s approval. Current concessions are only valid until December 31, 2024. A tender for new online gaming concessions shall be launched during the course of 2024. According to the decree regulating the new tender, there will be an award of concessions for B2C operators lasting nine years and covering all the games that are not subject to exclusive concessions (e.g., online scratch cards) against a fixed price of €7 million and an annual concession fee determined at the rate of three percent of the B2C operator’s net margin. Also, B2C operators shall invest an amount equal to 0.2% of their GGR, net of gambling taxes, in responsible gaming campaigns. Groups cannot hold more than five licenses. Limitations are being introduced regarding white label sites; any B2C operator must have one website with an Italian top level domain name and its logo shown on the website. For land-based games, B2B suppliers and distributors have to be enrolled in a registry held by ADM and comply with probity requirements. The Italian Budget Law 2020 introduced a general obligation to extend this registry to remote iGaming operators and B2B suppliers to reduce the risk of money laundering. The aim of this compulsory official registry was to combat the infiltration of organized crime in the gaming sector and the spread of illegal gaming, as well as to pursue a rational arrangement of gaming in Italy. The registry would require participants to pay an annual fee for each different category. However, ADM has clarified that such a registry is going to be established through an ADM decree and the obligation to enroll in the registry will arise only from the time of the establishment of the registry. As at the date of this prospectus, the ADM decree has not yet been published and the obligation to register has therefore not become effective.
Under the current regulatory regime, in order for us to license and distribute our games to iGaming operators, who then provide access to such content to their own players, who are either located in Italy or abroad but in any case need to hold an Italian fiscal code, there is no requirement for us to hold our own gaming license or concession but the information system and in general terms the technological infrastructure dedicated to the offering of games shall be located in one of the countries in the European Economic Area. However, the iGaming operators that supply the Italian market with whom we enter into arrangements are each required to hold a gaming concession issued by the ADM, and we take steps to ensure that each of our relevant customers holds such requisite concession.
The Netherlands
On April 1, 2021, the “Remote Gambling Act” entered into force, amending the Dutch Betting and Gaming Act 1964 (“BGA”) and introducing a new licensing framework for remote gaming. The license application process opened the same day and the first operators went “live” under their new licenses in October 2021.
The BGA, as amended by the Remote Gambling Act, introduced a point-of-consumption regime to allow operators wishing to provide their remote gaming products to persons in the Netherlands to apply for, and obtain, a license to do so. Operators may now apply for a license in the Netherlands to provide remote games of chance, including casino games and sports betting.
The Dutch gaming regulator, the Dutch Gambling Authority (Kansspelautoriteit) (the “KSA”), is the licensing authority.
Only B2C operators are required to have a license and there is no cap imposed on the number of licenses available. B2B suppliers do not require a license to support iGaming operators that are licensed in the Netherlands. Not only is it prohibited to offer (remote) unlicensed games of chance in the Netherlands, it is also prohibited to promote and/or facilitate them as well.
The KSA is an active regulator that has shown it is willing to aggressively pursue locally unlicensed iGaming operators, as well as service providers to those operators, such as affiliates and payment providers. In November 2023, the KSA also issued an Internet Service Provider, Cloudflare, with a binding instruction, given that it was servicing affiliates advertising locally unlicensed operators.
On April 4, 2024, the KSA published a press release stating that it proved infeasible for Cloudflare to take the measures contained within the binding instruction, namely to cease servicing the affiliate websites it had identified. As a result the binding instruction was withdrawn, and an agreement was reached to the effect that Cloudflare will provide the KSA information about the hosting parties behind illegal operators. This does not diminish the scope of the prohibition on promoting and/or facilitating illegal offers, and neither is it expected to diminish the initiation of enforcement measures by the KSA against service providers.
The KSA has proceeded with enforcement action, and is likely to continue doing so in the future in order to protect the newly regulated market. The KSA also actively enforces the BGA against locally licensed iGaming operators that the KSA believes have breached the regulatory conditions of the BGA. To date there have not been any KSA enforcement actions published against B2B suppliers that service the licensed remote gaming market.
Under the current regulatory regime, in order for us to license and distribute our games to iGaming operators, who then provide access to players located in the Netherlands, there is no requirement for us to hold our own license. However, the iGaming operators that supply the Dutch market with whom we enter into arrangements are each required to hold a gaming license issued by the KSA, and we take steps to ensure that each of our relevant customers holds such requisite license.
Spain
In Spain, online gaming is regulated at both a national and a regional level (there are 17 regions and two autonomous cities in the country). The relevant regulatory regime is based on the geographical effects of the gaming activity to be regulated.
At a national level, remote gaming is regulated by Act no. 13/2011, dated May 27, 2011, entitled the Regulation of Gambling Activities (“RGA”). Article 9 of the RGA requires operators to obtain the requisite licenses in order to offer gaming activities in Spain. Licenses are available for all gaming products, save for lotteries which are reserved for the state monopoly, legally appointed operators and regional governments. There is no limit on the number of licenses available; however, licenses are only awarded during controlled application windows.

Spain’s primary gaming regulator is the Dirección de Ordenación del Juego (the “DGOJ”). The DGOJ is responsible for supervising, controlling and licensing gaming activities on a national level in Spain. Online gaming activities may be offered as long as: (i) the operator has previously obtained the required licenses; and (ii) the games being offered have been previously approved and regulated by the Spanish authorities. Only B2C operators are required to have a license. As a general rule, B2B suppliers do not need a license to do business in Spain. Nonetheless, such licenses are required in case B2B operators perform a technical role in critical elements of the gaming activity (such as defining the applicable odds for each bet) or manage funds from players (e.g., in case they offer games which include shared-liquidity jackpots offered across a network to the end users of different B2C operators).
It is an offense to provide gaming services in Spain without holding the relevant license. The DGOJ is responsible for prosecuting unlicensed iGaming operators targeting persons physically located in Spain regardless of the location of the gaming platform (i.e., local and foreign operators).
Under the current regulatory regime, in order for us to license and distribute our games to iGaming operators, who then provide access to our games to players located in Spain without further intervention from us, there is no requirement for us to hold our own license. However, the iGaming operators that supply the Spanish market with whom we enter into arrangements are each required to hold a gaming license issued by the DGOJ, and we take steps to ensure that each of our relevant customers holds such requisite license.
Sweden
Sweden is a fully regulated market following the introduction of the Gambling Act SFS 2018:1138 (the “Swedish Gambling Act”) on January 1, 2019. The Swedish Gambling Act introduced a licensing regime for all forms of gaming provided to Swedish residents, including online gaming. Under the Swedish Gambling Act, anyone providing online gaming services “targeting” persons who reside in Sweden is required to do so under a license issued by the Swedish Gambling Authority (the “SGA”), the regulatory authority responsible for the licensing and supervision of operators under the Swedish Gambling Act.
The provision of unlicensed gaming services to Swedish residents in a manner that is targeted at the Swedish market is prohibited under the Swedish Gambling Act and this applies to all operators (and service providers), irrespective of whether they are based in Sweden.
On July 1, 2023, provisions of the Swedish Gambling Act establishing a B2B licensing regime in Sweden entered into force. As such, since that date, B2B operators have been required to hold a supplier permit issued by the SGA in order to distribute game content to B2C SGA-licensed iGaming operators (who then provide access to such content to their own players located in Sweden). A licensed B2B operator may not offer its products or services to a B2C operator without a Swedish license targeting the Swedish market. We (through two of our subsidiaries) hold the necessary supplier permits issued by the SGA to manufacture, provide, install and modify gaming software. The supplier permits are valid for a five-year period from July 1, 2023 until June 30, 2028.
United Kingdom
The Gambling Act 2005, as amended by the Gambling (Licensing and Advertising) Act 2014 (the “Gambling Act”), is the primary legislation in relation to both land-based and remote gaming in Great Britain. The Gambling Act is relatively sophisticated with different levels of regulation for different product types. There is no restriction on the number of private operators who can apply for licenses, save the National Lottery which is reserved to the operator of the National Lottery.
Since November 1, 2014, remote gaming has been regulated on a point of consumption basis making it necessary for all operators transacting with or advertising to players in Great Britain to obtain the requisite operating license from the Great Britain Gambling Commission, the British gaming regulator (the “Gambling Commission”).
Section 41 of the Gambling Act requires gambling software suppliers to hold a gambling software license from the Gambling Commission for the “manufacture, supply, installation or adaptation” of gambling software. “Gambling software” is defined under the Gambling Act as computer software that is used in connection with remote gambling but does not include anything for use solely in connection with a gaming machine. The Gambling Commission makes it a condition that operators source their gambling software from a supplier that holds a gambling software license. As a result, whether based in Great Britain or overseas, software licensors that supply to operators that hold British licenses are required to hold a gambling software license.
Where a software supplier also hosts the software that it supplies to operators (such as is the case with Games Global by supplying our games via our cloud-based Games Platform), the supplier will be considered as providing “facilities for gambling” and therefore require additional remote operating licenses (or, where conditions apply, a host license), in addition to a gambling software license. We hold a Game Host (Casino) license and a Gambling Software license (license number 058841-R-334504-003), which allow us to distribute our games to iGaming operators who supply into the United Kingdom.
The iGaming operators that supply the U.K. market with whom we enter into arrangements are required to hold a remote gaming license issued by the Gambling Commission. All licensed iGaming operators in Great Britain will need to comply with the British regulated market.
In December 2020, the U.K. Department for Digital, Culture, Media and Sport announced a review of the Gambling Act. The U.K. Government launched a 16-week call for evidence alongside the commencement of its review into the Gambling Act. The call for evidence closed on March 31, 2021. On April 27, 2023, the Government published a policy document that set out the proposals for future legislation and regulation (the “White Paper”), confirming the results of the Review and providing a blueprint for the next version of British gaming.
The following summarizes the key proposals contained within the White Paper.
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Affordability:   The White Paper calls for “financial vulnerability check” to conducted when a player reaches a net loss of £125 within any rolling month or £500 within a rolling year; an “enhanced spending check” when a player loses more than £1,000 in a rolling 24-hour period or more than £2,000 in any rolling 90-day period. The triggers should be lower for those aged 18 to 24, at proposed thresholds of £500 net loss in 24 hours or £1,000 in 90 days. The Gambling Commission’s consultation on this element of the White Paper’s proposals closed on October 18, 2023 and the sector is awaiting the Gambling Commission’s response as of the date of this prospectus.

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Stake Limits:   The White Paper proposed stake limits for online slot games of between £2 and £15 per spin, and greater protections for 18- to 24-year-olds of either a £2 limit per stake, a £4 limit per stake, or an approach based on individual risk. A subsequent consultation closed on October 10, 2023 and resulted in the U.K. government determining that the maximum stake for online slot games would be £5 per spin for adults aged 25 and above and £2 per spin for young adults aged 18 to 24, with effect from September 2024.

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Advertising/Sponsorship:   The White Paper will lead to a review of how operators incentivize customer and how incentives such as bonuses and free bets are designed and targeted. Further measures include reviewing responsible gaming messaging and working with operators to make the best use of advertising technology to ensure gaming advertising is kept away from children. The Gambling Commission’s consultation on this element of the White Paper’s proposals closed on February 21, 2024 and the sector is awaiting the Gambling Commission’s response as of the date of this prospectus.

The White Paper contains a proposed timetable of the implementation pathway for these announced changes and notes that the Government intends the main measures to be in force by summer 2024. The changes will primarily be implemented by secondary legislation and Gambling Commission powers, with changes to primary legislation limited to matters in the land-based sector.
Within the White Paper, the Government gives its “initial headline impact estimate” for the proposals which result in a “potential drop of between 3% and 8% in commercial Gross Gambling Yield (with a drop in online GGY of 8% to 14% partially offset by a land-based increase of 2% to 5%).” These estimates are also subject to changes following development of policy details through forthcoming consultations.

North America
Canada
Gaming activities are regulated in Canada under the Criminal Code (the “Canadian Criminal Code”) as well as various provincial statutes. The Canadian Criminal Code makes the provision of all gaming activities illegal throughout Canada, subject to a small number of exemptions, the most important of which is Section 207. Section 207 of the Canadian Criminal Code permits a provincial government to “conduct and manage a lottery scheme” within its jurisdiction or in conjunction with other provincial governments. Through Section 207, provincial governments are permitted to provide all types of gaming services (both land-based and online) to its residents.
The province of Ontario enacted legislation in December 2020 that established a regulated online gaming market within Ontario. The regulated online gaming market officially launched in April 2022. The restrictions set out in the Canadian Criminal Code required that the Ontario gaming regulator (the Alcohol and Gaming Commission of Ontario, or the “AGCO”) establish a subsidiary, namely iGaming Ontario, to conduct and manage online gaming in Ontario in its capacity as an agent of the Crown. In order to take part in the regulated Ontario market, private iGaming operators must first obtain a registration (equivalent to, and referred to hereinafter as, a “license”) from the AGCO and then enter into an operating agreement with iGaming Ontario. Pursuant to that agreement, iGaming Ontario appoints the operator as its agent to provide permitted forms of gaming (including, inter alia, sports betting and online casino) on the operator’s website in the province of Ontario.
We actively participate in the regulated Ontario market, supplying our content to operators who are licensed by the AGCO. In order to supply licensed Ontario operators, we were required to obtain a gaming-related supplier registration (i.e., license) from the AGCO, which we have done. Our license remains in good standing.
While provinces other than Ontario permit their respective government monopolies to provide various forms of gaming products, no other provinces have provided for private Operators to generally supply into their markets. A number of private iGaming operators who have registered with the AGCO to service the regulated Ontario market also supply gaming services to players located in other Canadian provinces, through offshore gaming licenses.
There is no Canadian legislation that expressly states or holds that the provision of online gaming to individuals located within Canada by operators located outside of Canada constitutes a crime in Canada. The position with respect to extra-territorial application of Canadian criminal law is as follows:
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Federal gaming laws:   The Code does not provide for the extraterritorial application of any of its provisions relating to gaming. As such the prohibitions in the Canadian Criminal Code related to gaming do not apply to gaming activity that takes place outside of Canada.

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Provincial gaming laws:   No province can attempt to independently criminalize or regulate any activity that takes place outside of its borders.

If a private iGaming operator were found to be providing games to Canadian players in contravention of the Canadian Criminal Code, any provider or supplier to such iGaming operator could also face liability under the Canadian Criminal Code. In order for a supplier to face such liability, a supplier must be found to have been supporting an iGaming operator that was itself acting in contravention of the Canadian Criminal Code. Where an offshore iGaming operator supplies into Ontario pursuant to an Ontario license, and also takes business from the rest of Canada on reliance upon arguments that the Canadian Criminal Code does not provide for extra-territorial reach, there is a risk that an otherwise “offshore operator” would not be able to argue that the Canadian Criminal Code does not apply due to the presence of the Ontario license (which creates the nexus). We believe that, under the Ontario licensing regime, the possession of an Ontario license does not have the effect of creating a nexus to Canada with respect to iGaming operators that otherwise have no such nexus.
Our support of offshore iGaming operators that supply services to players located in the rest of Canada (for example, outside of Ontario) but who also participate in the regulated Ontario market exposes us to a risk that such iGaming operators may have a sufficient nexus to bring their inward supply of services to the rest of Canada within the scope of the Canadian Criminal Code. However, the application of the Canadian Criminal Code to this scenario and to suppliers in our position remains untested, and we continue to monitor relevant legal and regulatory developments across the Canadian market.
United States
Connecticut
Connecticut has two land-based casinos which are owned and operated by the Mashantucket Pequot Tribal Nation (“Mashantucket Pequot”) and Mohegan Tribe (“Mohegan”). Both tribes have established gaming councils to oversee all gaming operations on their reservations and to ensure regulatory integrity. Tribal inspectors and investigators are tasked with ensuring that all regulations are strictly followed and enforced.
In 2021, the Connecticut General Assembly passed legislation (the “Online Gaming Act”) to permit the Mashantucket Pequot and Mohegan to conduct: (1) on tribal lands, in-person and online sports wagering, as well as fantasy contests; and (2) outside tribal lands, one skin for online sports wagering, one skin for online casino gaming and fantasy contests. Under the Online Gaming Act, a “skin” is a branded or cobranded name and logo on a website or mobile application for enabling certain online games.
Pursuant to the Online Gaming Act, the Connecticut Lottery Commission (the “CLC”) is authorized to conduct in-person and online sports wagering, online keno and online lottery draw games. The CLC may specifically conduct in-person sports wagering at up to 15 facilities, which may be licensed off-track betting facilities pursuant to an operating agreement.
The Online Gaming Act assigns several regulatory responsibilities to the Department of Consumer Protection (the “CDCP”), including adopting specific regulations, establishing and maintaining multiple new gaming licenses and investigating and enforcing the act’s provisions.
Mohegan and Mashantucket Pequot are eligible to apply for a “master wagering license” for the right to offer sports wagering and online casino gaming under the Online Gaming Act. Online iGaming operators who provide services to a master wagering licensee must apply for an Online Gaming Operator License. “Online Gaming Operators” are defined as a person or entity that operates an electronic wagering platform and contracts directly with a master wagering licensee to offer one or more internet games on behalf of the licensee or that offers retails sports wagering on behalf of such licensee at a facility.
An Online Gaming Service Provider License is required for a person or business entity, other than an Online Gaming Operator, that provides goods or services to, or otherwise transacts business related to internet games or retail sports wagering with, a master wagering licensee or a licensed Online Gaming Operator, Online Gaming Service Provider or Sports Wagering Retailer. Business entities that are required to obtain an Online Gaming Service Provider License include: manufacturers of gaming equipment or software integral to internet games and retail sports wagering; and suppliers or distributors of gaming equipment and software integral to gaming or internet games.
Online Gaming Operators and Online Gaming Service Providers are regulated by the CDCP. The CDCP requires Online Gaming Service Providers to submit online applications, which include the disclosure of information regarding the entity’s owners, key employees, tax history and financial records. A Key Employee License must be obtained by the following individuals affiliated with an Online Gaming Service Provider: (1) President or Chief Executive Officer; (2) Chief Financial Officer or head financial manager; (3) Chief Compliance Officer; (4) Chief Information Officer; and (5) individuals with 5% ownership interest in the licensee. Applicants for Key Employee Licensees are subject to a background investigation. Applicants for a license, as well as licensees, have an ongoing obligation to provide updated information to the CDCP concerning any material matter that may affect the good character, honesty and integrity of the entities and/or individuals.
Michigan
In November 1996, voters in Michigan approved Proposal E, authorizing three commercial casinos in the City of Detroit. The Proposal was expanded and signed into law in 1997 as the Michigan Gaming Control and Revenue Act (“Gaming Control Act”), 1997 PA 69, MCL 432.201, et seq. Under the Gaming Control Act, the Michigan Gaming Control Board (the “MGCB”) was created to regulate casino gaming. The MGCB is part of the state’s department of treasury. Online gaming was legalized in Michigan through the passage of the Lawful Internet Gaming Act (the “Internet Gaming Act”) which (along with the Lawful Sports Betting Act) was enacted in 2019. Both internet gaming and sports betting fall under the jurisdiction of the MGCB.
Under the Internet Gaming Act, Detroit’s three commercial casinos and Michigan’s 12 Class III tribes were required to obtain Internet Gaming Operator Licenses prior to offering internet gaming. An Internet Gaming Operator Licensee may offer internet gambling under a maximum of two (2) separate brands, or “skins”, one for each of online poker and other casino-style games. In addition, once approved for an Internet Gaming Operator License, the licensee is permitted to contract with online gaming companies.
Pursuant to the Internet Gaming Act, an “Internet Gaming Supplier” is defined as “a person that the [MGCB] has identified under the rules promulgated by the [MGCB] as requiring a license to provide internet gaming operators goods or services that directly affect wagering, play, and results of internet games offered under this act. Internet gaming supplier includes, but is not limited to, internet gaming platform providers.” Generally, entities such as internet platform providers interested in offering services and equipment to facilitate processing of wagers on behalf of Internet Gaming Operators must be licensed as an Internet Gaming Supplier.
The application for an Internet Gaming Supplier License requires the disclosure of applicant’s corporate structure, commercial history, legal matters, corporate financial information and other company books and records. In addition, any “affiliated company” that holds greater than 5% direct or indirect ownership interest of the Internet Gaming Supplier License must complete and submit a Business Disclosure Form which requires the disclosure of the entity’s corporate structure, commercial history, legal matters, corporate financial information and other company books and records. All “Key Persons” of the Internet Gaming Supplier Licensee and affiliated companies are required to submit license applications and fingerprints to the MGCB, along with extensive tax, financial and personal records. Under the MGCB’s regulations, any the following are considered to be a “Key Person”: (1) directors of the licensee or affiliated company; (2) officers of the licensee of affiliated company; and (3) persons holding a 5% ownership interest in the licensee or affiliated company.
Investigators from the MGCB conduct interviews of Key Person applicants, as well as representatives from the Internet Supplier License applicant and its affiliated companies. Upon the conclusion of the interviews and review of records, the MGCB investigators will draft and submit background investigation reports to be reviewed by the MGCB Executive Director, who has the discretion to place an applicant for an Internet Gaming Supplier License before the full MGCB for its consideration at a public meeting. Applicants for a license, as well as licensees, have an ongoing obligation to provide updated information to the MGCB concerning any material matter that may affect the good character, honesty and integrity of the entities and/or individuals.
New Jersey
Gambling is regulated in the State of New Jersey in accordance with the New Jersey Casino Control Act, N.J.S.A. 5:12-1, et seq. as amended in February 2013 by P.L.2013, c.27 (entitled “An act authorizing Internet gaming at Atlantic City casinos under certain circumstances and amending and supplementing the ‘Casino Control Act’”) (the “Casino Control Act”). Authorization to offer remote gambling (“Internet Gaming”) was extended through legislation and expires in November 2028.
As a result of a provision in the New Jersey State Constitution, all casino gambling must occur within the physical boundaries of the city of Atlantic City, New Jersey. In order to comply with this constitutional requirement, the Casino Control Act deems remote gambling to occur where the servers are located and thus requires all remote gambling servers to be located within a casino or other authorized location within Atlantic City. In order to comply with the requirements of U.S. federal law that generally prohibits interstate online gambling in violation of the Unlawful Internet Gambling Enforcement Act, 31 U.S.C. §5362, et seq., the Casino Control Act requires all remote gambling patrons to be physically located within the State of New Jersey.

The amended Casino Control Act authorizes each land-based casino licensee to apply for an Interactive Gaming Permit which entitles each casino to offer up to five independent remote gambling brands, or “skins.” Each operator of a “skin”, as well as anyone supplying gaming-related goods or services to the casino or remote gambling operator, must be issued a Casino Service Industry Enterprise (“CSIE”) license. A CSIE license is valid for five years and renewable for additional five-year terms upon resubmission of information and documentation required by the New Jersey Division of Gaming Enforcement (the “DGE”).
An applicant for a CSIE license must submit detailed disclosures on behalf of the applicant company, its intermediary companies and holding company, shareholder entities and a variety of individuals, including directors, officers and key employees of each of the foregoing entities, as well as certain individual indirect shareholders. Business disclosures include corporate structure, commercial history, legal matters, corporate financial information and other company books and records. Personal disclosures include detailed personal and family information, educational and professional background, legal matters and personal financial information. Individual applicants must also submit fingerprints. The DGE conducts a thorough investigation of each entity and all individuals, including in-person interviews and document reviews. A detailed investigative report is then presented to the Director of the DGE along with a recommendation for issuing the license. Applicants for a license, as well as licensees, have an ongoing obligation to provide updated information to the DGE concerning any material matter that may affect the good character, honesty and integrity of the entities and/or individuals.
Pennsylvania
The Pennsylvania Race Horse Development & Gaming Act (the “Gaming Act”), 4 Pa.C.S. §1101, et seq. was enacted on July 5, 2004 with a primary objective to protect the public through the regulation and policing of all activities involving gaming and practices that continue to be lawful. 4 Pa.C.S. §1102(1). At the time of its original enactment in 2004, the Gaming Act only permitted the operation of slot machines at Category 1 (racetrack casinos), Category 2 (free-standing casinos) and Category 3 (well-established resort casinos) facilities. The Gaming Act was amended in 2010 to authorize table games. In 2017, the Gaming Act was amended (Act 42) to authorize Category 4 (mini-casinos) facilities, interactive/online gaming (“iGaming”) and sports wagering. Also in 2017, legislation was enacted to regulate fantasy sports contests (4 Pa.C.S. Part I, Ch. 3) and video game terminals in truck stops (4 Pa.C.S. Part III).
The Gaming Act authorizes the Pennsylvania Gaming Control Board (the “PGCB”) to adopt and publish regulations which are consistent with the legislation and govern all aspects of gaming in the Commonwealth. To that end, the PGCB has adopted a comprehensive body of regulations which addresses the agency’s practices and procedures, technical standards and the rules of play for slot operations, table games, sports wagering, video gaming terminals and fantasy contests.
Online slots, online table games and online poker can be conducted by iGaming Certificate Holders. The Gaming Act authorizes the issuance of a total of 39 iGaming Certificates (13 slots; 13 table games; and 13 poker). Only land-based casinos and “qualified gaming entities” are eligible to be awarded iGaming Certificates. Although the maximum number of iGaming Certificates permitted under the Gaming Act have not been awarded, the PGCB is not accepting applications or petitions for casinos or qualified gaming entities for the remaining iGaming Certificates.
An iGaming Certificate Holder can offer online slots, online table games and online poker through its own “skin” or through the “skin” of an iGaming Operator who is licensed by the PGCB. An iGaming Certificate Holder may offer an unlimited number of “skins” through licensed iGaming Operators. The PGCB is accepting applications for iGaming Operators who have been engaged by an iGaming Certificate Holder to operate a “skin” under their certificate(s).
A company who “manufactures, builds, rebuilds, fabricates, assembles, produces, programs, designs or otherwise makes modifications to” slot machines, iGames devices, sports wagering devices or associated equipment and software for use or operation in this Commonwealth are considered a “manufacturer” by the PGCB. Applications for iGaming Manufacturer and Sports Wagering Manufacturer Licenses are being accepted by the PGCB at this time.
Applicants for iGaming Operator Licenses and iGaming Manufacturer Licenses are required to submit an “Enterprise Entity Application and Disclosure Information Form.” This same application must be completed and submitted by any entity holding a 20% or greater direct or indirect beneficial interest in the applicant for an iGaming Operator License of iGaming Manufacturer License. An entity holding between 5% and 20% direct or indirect beneficial interest in an applicant for an iGaming Operator License or iGaming Manufacturer License must complete and submit a “Principal Entity Form.” Both of these entity applications require the disclosure of the applicant’s corporate structure, commercial history, legal matters, corporate financial information and other company books and records.
All individuals who hold a 5% or greater beneficial interest in an applicant for an iGaming Operator License or iGaming Manufacturer License must submit applications to be licensed as a Principal. Key Employee applications are required from individuals with certain supervisory and leadership roles within iGaming Operator or iGaming Manufacturer. Principal and Key Employee applicants are required to submit application forms, fingerprints and extensive documentation regarding their financial holdings, tax returns, criminal history and litigation history which will be reviewed during an interview with a PGCB investigator. A detailed investigative report will be prepared by the PGCB’s Bureau of Investigations and Enforcement and Office of Enforcement Counsel who make recommendations to the PGCB for issuance of all licenses. Applicants for a license, as well as licensees, have an ongoing obligation to provide updated information to the PGCB concerning any material matter that may affect the good character, honesty and integrity of the entities and/or individuals.
Rest of World
Argentina
Argentina has no single federal statute regulating gaming. Instead, gaming is regulated by way of regulations issued at provincial level (for example, on a state-by-state basis).
Despite the lack of an overarching federal gaming law, there are a few federal or national rules which are applicable to gaming as follows: (i) Article 301 of the Criminal Code (the “National Criminal Code”) provides for the imposition of criminal sanctions on persons who illegally promote or engage in unauthorized gaming activities (for example, activities that are contrary to regulations imposed at the relevant provincial level); and (ii) Article 1 of the National Criminal Code defines the jurisdictional limits of Argentine criminal law provisions, establishing that the National Criminal Code applies only to conduct that takes place in the Argentine territory or has effects in Argentina.
The majority of Argentina’s provinces have enacted legislation that regulates gaming, albeit certain provincial legislation is antiquated and does not expressly reference online gaming. Regulations applicable to online gaming (including related to the availability of licenses) vary significantly across Argentina’s provinces ranging from: (i) prohibited or heavily restricted; (ii) permitted, but subject to detailed rules/licensing regime; or (iii) governed by general regulation applicable to land-based games, subject to interpretation of local authorities (for example, some provinces that have no specific regulation involving online games and have not launched bids for granting online games licenses have allowed entities that had authorizations to operate casinos and other land-based games to offer online gaming products).
In general, provincial legislation establishes that B2C iGaming operators are required to obtain a prior authorization or license from the competent authority of the province in question to offer permitted gaming services to players located in that province. We supply our games to iGaming operators that hold the necessary local licenses in many Argentine provinces that permit the online offer of gaming services to players in that province.
In relation to the jurisdiction of the city of Buenos Aires, which has a constitutional status similar to a province and is entitled to have its own gaming regulation (“BA City”), in 2018 BA City approved a law authorizing the introduction of a licensing regime for online gaming and sports betting, with the Buenos Aires City Lottery (“LOTBA”) acting as the responsible regulator. B2C licenses are valid for an initial duration of five years and can be renewed for an additional five years upon the expiration date. Suppliers to BA City’s licensed operators are required to be registered in the registry of “Online Gaming Suppliers of LOTBA.” We are registered as an “Online Gaming Supplier” with LOTBA.
Not all Argentine provincial legislation expressly addresses online gaming. However, as is evident from developments in BA City, there is a clear trend in that Argentina’s provinces are increasingly seeking to update existing and/or enact new provincial gaming legislation to specifically address online gaming. Licenses are already operative in Mendoza and Cordoba.
Aside from providing its content to holders of local licenses that take business from certain Argentine provinces (including BA City), we also supply to offshore operators that may use our content to provide gaming services to players located in Argentinian provinces that do not provide local licensing opportunities for the online gaming by international operators. Such services are therefore offered under the auspices of relevant licenses held in such an offshore operator’s home jurisdiction. In relation to such activities:
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While provincial legislation prohibits and penalizes the offer (including the online offer) of unauthorized gaming services to players located in the territory of the respective province, generally, Argentina provincial gaming laws do not have explicit extra-territorial application outside the relevant province; and

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The National Criminal Code is applicable to: (i) acts committed in the territory of Argentina (or places subject to its jurisdiction); and (ii) more importantly (in the context of cross-border/online activities), acts the effects of which are considered to take place in such territory or jurisdiction.

As such, there is a risk the National Criminal Code could implicitly apply to offshore entities that provide services to players located in Argentina. There are no examples of enforcement agencies imposing penalties on offshore operators nor their suppliers.
As the Argentinian market continues to evolve, we will assess and pursue any appropriate licensing opportunities.
Brazil
As of the date of this prospectus, Brazil’s Criminal Misdemeanors Act 1941 (the “CMA”) is in effect and contains a general prohibition of the offer of games of chance in a public place. Pursuant to the CMA, the offer of games of chance is a misdemeanor and is recognized by law as an offense punishable by minor penalties, such as the issuance of a fine.
To be punishable in Brazil, a game of chance must be operated within the territory of Brazil. However, (i) Brazilian law applies only to misdemeanors that are committed in the national territory; and (ii) the general prohibition under the CMA applies to the establishment or operation of games of chance that occur “in a public place or place accessible to the public.” As such, it is possible to conclude that a “public place,” or a place available to the public, must be physically or virtually located in the Brazilian territory.
Article 435 of the Brazilian Civil Code states that a contract “will be considered to have been concluded in the place where it was proposed.” Under Brazilian law, when a Brazilian resident and a foreign company enter into a virtual contract, the contract proposal is deemed to have been made by the foreign company and accepted by the Brazilian resident. Significantly, if a contract proposal is made abroad — for example, on an iGaming operator’s licensed website — then for the purposes of determining territoriality, we have been advised that the gaming is deemed to take place abroad, even if the player is physically located in Brazil.
Furthermore, the CMA only applies to gaming performed exclusively in the virtual environment if one or more of the following applies: (i) the iGaming operator (for example, being the company making the contractual proposal) is located in Brazil; (ii) the game platform is hosted on a server located in Brazil; or (iii) gaming is made available to the public through a domain name registered with Brazil’s Internet Steering Committee. Therefore, according to current Brazilian law, we believe there are compelling legal arguments that no illegal activity takes place when an offshore operator takes business from Brazilian residents.
The level of risk associated with the provision of software to such operators depends on the specific relationship between a software supplier and the iGaming operator. If an iGaming operator “is hosted and/or has infrastructure in Brazil,” a supplier may be at risk of committing a criminal offense. However, we believe that under the current rules there is little, if any, risk involved in supplying games to iGaming operators that are “hosted and fully maintained offshore.”
On the basis that an offshore iGaming operator is not deemed to commit an offense in Brazil, a supplier of software (including games) to remote iGaming operators targeting Brazil from outside the territory is unlikely to contravene the CMA. We do not operate in Brazil and only supply our games and services to offshore iGaming operators.
In 2018, Brazil’s National Congress passed Law 13,745/2018 (the “Betting Law”), the aim of which was to provide a regulatory framework for the offer of sports betting in Brazil. On December 29, 2023, the president of Brazil signed Law No. 14,790/23, aimed to implement the regulation of sports betting envisaged by the Betting Law. The new law is an important development as it extends the scope of regulation to permit the offer of online casino games in addition to the offer of sports betting. Several ordinances are expected to be issued by the Ministry of Finance (as the regulatory authority) in early 2024 in consequence thereof.
On February 26, 2024, MF-SPA/MFOrdinance No. 300 (“Ordinance 300”) was published by the Secretary of Prizes and Betting of the Ministry of Finance to establish requirements and procedures for the recognition of the operational capacity of certification entities for fixed-odds betting systems, such as online games offered by gaming operators. The regulation defines terms such as “certification entity,” “betting system,” “operating agent” and “online gaming.” Accordingly, operators are mandated to only offer online games certified by a locally accredited institution under Ordinance 300. This shall apply once the Ministry of Finance licenses local operators, and the licensing procedures are yet to be established.
We are closely monitoring regulatory developments in Brazil, and it is possible that there will be an operating regulated federal betting and gaming market in Brazil beginning in the first half of 2024.
New Zealand
Gaming in New Zealand is prohibited unless it is authorized by, and complies with, either the Gambling Act 2003 (the “NZ Gambling Act”), which governs casino and non-casino gaming in New Zealand or the Racing Industry Act 2020 (the “Racing Act”), which, among other things, governs racing and sports betting in New Zealand. There is an absolute prohibition under the NZ Gambling Act on: (i) bookmaking; and (ii) remote interactive gaming, which would cover gaming by internet (and other remote means). New Zealand’s gaming regulator is the Department of Internal Affairs. The NZ Gambling Act is silent on extra-territorial application. We believe that the prohibition on online gaming is not considered to apply extra-territorially and therefore only applies to gaming conducted in New Zealand. As such, offshore iGaming operators are not considered to be committing any offense under New Zealand law by accepting business from players in New Zealand on the basis that if an iGaming operator has no presence, people or assets in New Zealand, and only makes its service available remotely to persons in New Zealand, then the iGaming operator’s activities will not constitute gaming “conducted” in New Zealand (and so would not be “illegal” gaming).
Neither the NZ Gambling Act nor the Racing Act expressly state that suppliers or service providers commit an offense by supplying or assisting online gaming operators. However, the NZ Gambling Act contains a number of criminal offenses relating to “illegal gambling” which do not differentiate between iGaming operators or suppliers and it is, therefore, possible that a supplier of casino gaming software could commit an offense of conducting illegal gaming if: (i) an iGaming operator’s New Zealand gaming operation was deemed to be “illegal gambling”; and (ii) the supplier was found to be assisting an iGaming operator in organizing, using, managing, supervising and operating such illegal gaming through the provision of its casino gaming software. It is considered, therefore, that a software supplier could arguably be considered to commit an offense of “conducting illegal gambling” under the Gambling Act where it is assisting in the operation of gaming that falls within the scope of that offense. This is only relevant where either the iGaming operator or the supplier has a nexus in New Zealand.
Where neither the supplier nor the iGaming operator has a local nexus in New Zealand (i.e., no presence, people or assets in New Zealand) then the iGaming operator transacting with players in New Zealand will not constitute illegal gaming under the NZ Gambling Act. This means that there is no “illegal gambling” for the supplier to assist with and consequently no breach of the NZ Gambling Act.
We do not have a presence in New Zealand and only supply our services to offshore iGaming operators.
As such, absent a change in legislation which incorporates provisions which categorically remove any credible arguments over the lack of application of New Zealand laws to the operation of a gaming website from outside the jurisdiction, a supplier of software to remote iGaming operators targeting New Zealand from outside the territory has coherent arguments that it is not contravening the NZ Gambling Act or Racing Act.
With effect from July 1, 2024, a new 12% offshore gambling duty applies under the Gaming Duties Act 1971 to online gambling provided by offshore operators to New Zealand residents. It applies to offshore operators who are registered, or liable to be registered, under the Goods and Services Tax Act 1985 to the extent they make supplies of remote gambling services to New Zealand residents. The offshore gambling duty is payable by the offshore gambling operators themselves, and not by their suppliers or service providers.
The offshore gambling duty is payable quarterly on offshore gambling profits (for example, the amount received from New Zealand residents less amounts paid to New Zealand residents as winnings), but excluding amounts from betting on sports and racing (as there is an existing requirement to pay consumption charges under the Racing Act).

MANAGEMENT
Executive Officers and Non-Executive Directors
The following table sets forth certain information with respect to our executive officers and non-executive directors, including their ages as of April 30, 2024:
Name	Age	Position
Executive Officers
Walter Bugno	64	Chief Executive Officer and Director
Timothy Mickley	54	Chief Financial Officer and Director
Non-Executive Directors
M. Gavin Isaacs	59	Chairman
Sheila Bangalore	46	Non-Executive Director
Guy Templer	55	Non-Executive Director
Charles P. Cohen	54	Non-Executive Director
Diego Biasi	50	Non-Executive Director
Unless otherwise indicated, the current business address for our executive officers and non-executive directors is c/o Games Global Limited, 62 Circular Road, Douglas, Isle of Man, IM1 1AE.
Executive Officers
Walter Bugno has served as our Chief Executive Officer and as a director since April 2022. Mr. Bugno has served as managing director of RNG Squared S.A.R.L. since June 2022. Mr. Bugno has over 18 years of experience in the gaming industry, bringing together expertise and strategic vision to power innovation. Mr. Bugno previously served as Chief Executive Officer of International Game Technology Plc’s international operations and Executive Vice President of New Business and Strategic Initiatives from June 2010 to May 2021, and Chief Executive Officer of Tabcorp’s Casino Division from 2006 to 2009. Mr. Bugno holds Bachelor of Commerce and Master of Commerce degrees from the University of New South Wales. We believe that Mr. Bugno is qualified to serve on our board of directors because of his leadership experience and experience in the gaming industry.
Timothy Mickley has served as our Chief Financial Officer and as a director since April 2022. Between February 2021 and April 2022, Mr. Mickley worked on the structuring and formation of Games Global, having spent the previous three years advising investment funds and companies within iPayments, iGaming and eCommerce. From September 2008 to August 2017, Mr. Mickley served as a director of SafeCharge International Group Limited, an acquiring banking and payments group, which serviced many regulated iGaming operators. As Group CFO, Mr. Mickley led the IPO of SafeCharge on the London Stock Exchange in 2014 and subsequently managed the business through a period of growth and corporate development. Between 2008 and 2013, Mr. Mickley also served as a non-executive director of several businesses including, publicly listed NetPlay TV plc, an interactive TV gaming company, a privately held iGaming affiliate marketing business and a private B2C iTrading platform. Prior to that, Mr. Mickley spent over 15 years working in the investment banking industry, the last five years of which he focused on advising public and private gaming companies. During this period, he led numerous transactions including the IPOs of Gaming VC Holdings plc and Playtech Limited. Mr. Mickley is a qualified accountant and holds a BSc in physics from the University of Southampton. We believe that Mr. Mickley is qualified to serve on our board of directors because of his financial and gaming industry experience and his public company board and market experience.
Non-Executive Directors
M. Gavin Isaacs has served as the Chairman of our board of directors since October 2022. Mr. Isaacs specializes in the gaming industry and serves on the board of directors of Galaxy Gaming Ltd and I.C. Intelligence LLC, which is also known as Spotlight, and as an advisor to Jackpocket, an online lottery app, and to PureSoftware, a developer and talent source based in India. Mr. Isaacs was previously a director of

DraftKings Ltd from April 2020 to April 2021, the chairman of the board of directors of SBTech from January 2019 to April 2020, and was the vice chairman of the board of directors of Scientific Games from August 2016 to December 2018. Prior to that, Mr. Isaacs was CEO of Scientific Games and before that SHFL Entertainment, was COO of Bally Gaming and President of Aristocrat. He spent his first 12 years practicing as a solicitor with large corporate law firms in Australia. Mr. Isaacs holds Bachelor of Commerce and Bachelor of Law degrees from the University of New South Wales and a Master of Laws degree from the University of Sydney. We believe that Mr. Isaacs is qualified to serve on our board of directors because of his experience in gaming and entertainment industries and public company board experience.
Sheila Bangalore has served as a director on our board since October 2022. Ms. Bangalore is a Venture Partner at Springtide Ventures, focusing on investment in cutting-edge healthcare technology businesses, and a former public company executive with global business experience spanning public and private multinational technology (B2B/C), gaming and specialty materials businesses for more than 20 years. Previously, Ms. Bangalore served as Chief Strategy Officer, General Counsel and Corporate Secretary of MP Materials (NYSE: MP), a regulated specialty materials company she helped take public in 2020. At MP, Ms. Bangalore promoted sustainability and optimization strategies while overseeing legal, compliance and corporate governance on behalf of the company. Prior to MP, Ms. Bangalore served as Associate General Counsel at Aristocrat Technologies from March 2015 to April 2020. Ms. Bangalore received her MBA in Finance from The Wharton School at the University of Pennsylvania; her Juris Doctor from the Washington University School of Law in St. Louis; and her Bachelor of Arts in English Literature from the Tufts University. We believe that Ms. Bangalore is qualified to serve on our board of directors because of her leadership and experience in the gaming industry.
Guy Templer has served as a director on our board since October 2022. Mr. Templer has been in the gaming industry for seventeen years in a variety of roles and has previously served on the boards of both public and private companies. Presently, Mr. Templer is a director of a number of private companies. From April 2020 to December 2020, Mr. Templer served as the Chief Integration Officer at Flutter Entertainment Plc, an online gaming company. From April 2017 to September 2020, Mr. Templer was the Chief Operating Officer of Stars Group Inc., an iGaming company and owner of PokerStars, SkyBet and other major brands. Mr. Templer holds a Bachelor of Science degree in Psychology from the Bristol University, a Master of Science degree in Development Studies from the University of Bath, and a Master of Business Administration degree from the Cranfield University. We believe that Mr. Templer is qualified to serve on our board of directors because of his experience in the gaming industry and public company board experience.
Charles P. Cohen has served as a director on our board since October 2022. Mr. Cohen is an entrepreneur with experience in gaming and consumer technology. Most recently in 2021, Mr. Cohen founded Department of Trust, which focuses on supporting responsible gaming initiatives by using consumer financial data and is registered with the U.K. Financial Conduct Authority as an Account Information Services Provider. From 2014 to 2021, Mr. Cohen served as vice president of mobile and sports betting at IGT plc, a gaming software and services company. Mr. Cohen holds a Bachelor of Arts degree in Politics, Philosophy and Economics from the University of Oxford. We believe that Mr. Cohen is qualified to serve on our board of directors because of his experience in gaming and consumer technology industries.
Diego Biasi has served as a director on our board since October 2022. Mr. Biasi has over 25 years of financial experience and has been the Chairman and Co-founder of Quercus Real Assets (“Quercus”) since 2010, a fund headquartered in London and Dubai specializing in utility scale renewable energy plants and infrastructure investments. In 2020, Mr. Biasi started Quercus on a new chapter by putting together one of the largest European portfolios (over 800Mw) of permits to build PV solar plants in Spain, which continues to grow into other countries within Europe. Mr. Biasi holds a Bachelor’s degree in Economics and Business Administration from Ca’ Foscari University of Venice in Italy. We believe that Mr. Biasi is qualified to serve on our board of directors because of his financial expertise and experience in regulated environments.
Family Relationships
There are no family relationships among any of the executive officers or non-executive directors.

Foreign Private Issuer Exemption
We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the NYSE rules, we are permitted to comply with Isle of Man governance requirements in lieu of the corporate governance requirements of the NYSE. Among other things, we intend to take advantage of the following exemptions from the corporate governance requirements of the NYSE:
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exemption from quorum requirements for shareholder meetings;

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exemption from the requirement to disclose within four business days any determination to grant a waiver of our code of business conduct and ethics to directors and officers;

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exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans;

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exemption from the requirement that our audit committee have review and oversight responsibilities over all “related party transactions,” as defined in Item 7.B of Form 20-F;

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exemption from the requirement that our board have a remuneration committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

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exemption from the requirements that director nominees are selected, or recommended for selection by our board, either by (1) independent directors constituting a majority of our board’s independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on the NYSE. We may, however, in the future decide to opt out of some or all of the other permitted NYSE corporate governance rules. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the NYSE corporate governance rules and listing standards.
Controlled Company Exception
After the completion of this offering, Zinnia Limited will control a majority of the voting power of our outstanding ordinary shares. As a result, we will be a “controlled company” within the meaning of the NYSE corporate governance rules. Under the NYSE corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that we have a remuneration committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (iii) the requirement that our director nominations be made, or recommended to our full board of directors, by our independent directors or by a nominations committee that consists entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. We may take advantage of certain of these exemptions, and, as a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements. In the event that we cease to be a “controlled company,” we will be required to comply with these provisions within the transition periods specified in the NYSE corporate governance rules, subject to other available exemptions.
Composition of Our Board of Directors
Our board of directors currently consists of seven members. Our board of directors has determined that five of our seven directors, Ms. Bangalore and Messrs. Isaacs, Cohen, Biasi and Templer do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the rules of the NYSE.

In accordance with our amended and restated memorandum and articles of association (“Articles of Association”) to be in effect upon the completion of this offering, each of our directors will serve for a term, if any, fixed by the resolution of the shareholders adopted in a general shareholder meeting or the resolution of the board of directors appointing such person.
Committees of Our Board of Directors
Our board of directors has five standing committees: an audit committee, a remuneration committee, a nomination committee, a risk and compliance committee and an environmental, social and governance (“ESG”) committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.
Audit Committee
Our audit committee consists of Sheila Bangalore, Diego Biasi and Charles P. Cohen. Diego Biasi serves as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of the NYSE, and our board of directors has determined that Diego Biasi is an “audit committee financial expert” as defined by applicable SEC rules. Our board of directors has further determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.
The audit committee’s responsibilities include, but are not limited to:
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evaluating and making recommendations to the board of directors regarding the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

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approving the audit services and non-audit services to be provided by our independent auditor; evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board of directors on at least an annual basis;

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reviewing and discussing with the executive officers, the board of directors and the independent auditor our consolidated and combined financial statements and our financial reporting process; and

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approving or ratifying any related person transaction (as defined by applicable rules and regulations) in accordance with our applicable policies.

The audit committee will meet as often as one or more members of the audit committee deem necessary, but in any event will meet at least four times per year. The audit committee will meet at least once per year with our independent accountant, without our senior management being present.
Remuneration Committee
Our remuneration committee consists of Sheila Bangalore, Charles P. Cohen, M. Gavin Isaacs and Guy Templer. M. Gavin Isaacs serves as the chairperson of the remuneration committee. Under the SEC and NYSE rules, there are heightened independence standards for members of the remuneration committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. Although foreign private issuers are not required to meet this heightened standard with respect to all members, as of the date of this prospectus, we have determined that each member of our remuneration committee meets this heightened standard.
The remuneration committee’s responsibilities include, but are not limited to:
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approving, modifying and overseeing our overall compensation strategy and policies;

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reviewing and recommending to the board of directors for approval the type and amount of compensation to be paid or awarded to the members of our board of directors;

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sole responsibility for the appointment, selection, retention, termination and oversight of any compensation consultants and other advisors retained by the remuneration committee;

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reviewing, evaluating and approving all compensatory agreements and arrangements, elements of compensation, and performance goals and objectives related to compensation of our senior management, including our chief executive officer;

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reviewing and approving the goals and objectives of our senior management, including our chief executive officer, and evaluating their performance in light of relevant performance goals and objectives;

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having the full power and authority of our board of directors to adopt, amend, terminate and administer our equity awards, pension, and profit-sharing plans, bonus plans, benefit plans and similar programs;

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periodically reviewing with our chief executive officer the succession plans for our executive officers and making recommendations to our board of directors with respect to the selection of appropriate individuals to succeed to these positions; and reviewing and assessing risks arising from our compensation policies and practices.

Nomination Committee
Our nomination governance committee consists of Sheila Bangalore, Charles P. Cohen, M. Gavin Isaacs and Guy Templer. M. Gavin Isaacs serves as the chairperson of the nomination committee. As permitted by the NYSE listing requirements, we will opt out of the requirement that the nomination committee be composed entirely of independent directors.
The nomination committee’s responsibilities include, but are not limited to:
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identifying and evaluating candidates to serve on our board of directors, including nomination of incumbent directors for reelection;

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reviewing and evaluating the size and composition of our board of directors;

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recommending nominees for election to our board of directors and its corresponding committees;

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overseeing the evaluation and periodically reviewing the performance of the board of directors and management, including committees of the board of directors, and reporting the results of such assessment to the board of directors; and

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assisting the board of directors in overseeing our corporate governance functions, including developing, updating and recommending to the board of directors corporate governance principles.

Risk and Compliance Committee
Our risk and compliance committee consists of Sheila Bangalore, Diego Biasi and Guy Templer. Sheila Bangalore serves as the chairperson of the risk and compliance committee.
The risk and compliance committee’s responsibilities include, but are not limited to:
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assisting the board of directors in overseeing compliance of the laws and regulations and the effectiveness of our frameworks, programs, policies and procedures designed to respond to and manage compliance with such laws and regulations;

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reviewing, evaluating and managing risks our business faces;

•
reviewing, evaluating and overseeing non-financial laws and regulations, including our overall compliance programs, risk framework and strategy, policies and procedures, significant legal or regulatory compliance exposures and material reports to or inquiries from government or regulatory agencies;

•
reviewing, evaluating and recommending actions, policies or procedures to our board of directors; and

•
reviewing significant compliance and risk management regulatory reports and findings of regulators, as applicable to the mandate of the risk and compliance committee, including management’s remediation plans and progress towards such plans.

ESG Committee
Our ESG committee consists of Diego Biasi, Charles P. Cohen and Guy Templer. Charles P. Cohen serves as the chairperson of the ESG committee.
The ESG committee’s responsibilities include, but are not limited to:
•
assisting our board of directors with the independent review and evaluation of management’s actions in relation to environmental and social sustainability;

•
reviewing and evaluating our ESG programs, public disclosures and voluntary and required reporting with respect to ESG matters and ensuring the management is able to comply with applicable regulations relating to:

•
the environmental impact and sustainability of our operations;

•
social responsibility, including (where applicable) matters pertaining to responsible gambling that fall within the scope of our activities;

•
our charitable initiatives;

•
our corporate governance and ethics; and

•
the health of our workplace culture, including relevant aspects of our policies to foster diversity, equity and inclusion;

•
overseeing that our management has sufficiently designed policies, procedures and has taken actions regarding our conduct with regard to our corporate and societal obligations, our reputation as a responsible corporate citizen and our culture;

•
reporting on the committee’s activities to our board of directors and making such recommendations as the committee deems necessary or appropriate; and

•
informing our nominating and governance committee of matters relating to our culture, talent strategy and other matters that may be deemed relevant.

Compensation of Non-Executive Directors and Executive Officers
The aggregate compensation, including benefits in kind, accrued or paid to our non-executive directors and executive officers with respect to the nine months ended December 31, 2023, for services in all capacities was €3.7 million. As of December 31, 2023, we had no amounts set aside or accrued to provide pension, retirement or similar benefits to our directors.
Employment and Consultancy Agreements with Executive Officers
Walter Bugno
We are party to a consultancy agreement, dated April 1, 2022 (as subsequently amended, the “Consultancy Agreement”), with RNG Squared S.A.R.L. (“RNG Squared”), a management and consulting services company owned by Walter Bugno and his spouse, for the provision of services of Mr. Bugno as our Chief Executive Officer.
Under the terms of the Consultancy Agreement, RNG Squared receives an annual fee of €1,980,000, exclusive of VAT, payable across 12 equal monthly installments. In addition, RNG Squared is entitled to receive an ongoing annual fee payable as an incentive for the achievement of annual business targets, with the amount, timing and manner of payment of such fee being subject to the determination and approval of our board of directors. All fees are paid exclusive of VAT. If any payments due under the Consultancy Agreement are not made by the expected payment date, then we are required to pay interest on the overdue amount at the rate of 4% over the European Central Bank Refinancing Operation Minimum Rate until the total outstanding sum has been paid. There is scope for RNG Squared to provide additional services, subject to prior approval and agreement between the parties.
The Consultancy Agreement shall continue unless and until terminated by either party giving not less than six months’ written notice.
During the term of the Consultancy Agreement and for a period of 12 months following the termination of the Consultancy Agreement, RNG Squared is subject to non-competition, non-solicitation and non-dealing restrictive covenants.
Prior to the closing of this offering, we intend to enter into an agreement directly with Mr. Bugno, pursuant to which Mr. Bugno shall be personally subject to non-competition, non-solicitation and non-dealing restrictive covenants during the term of the Consultancy Agreement and for a period of 12 months following the termination of the Consultancy Agreement or for a period of 12 months following the termination of Mr. Bugno’s employment or engagement with RNG Squared.
We also intend to enter into a director appointment letter directly with Mr. Bugno prior to the closing of this offering in respect of his appointment as an executive director. Mr. Bugno will receive a fee of €120,000 per year in respect of his role as an executive director.
Timothy Mickley
Pursuant to the director service agreement entered into between us and Timothy Mickley (as amended from time to time), Mr. Mickley will be eligible, at the remuneration committee’s sole discretion, to receive a discretionary performance bonus, and to participate in such equity incentive plans as we may establish for employees and executives. Effective from April 1, 2024, Mr. Mickley’s base salary will be £450,000 per year.
Mr. Mickley’s employment agreement is terminable by either party on six months’ written notice. At our discretion, we are also entitled to terminate Mr. Mickley’s employment agreement with immediate effect by payment in lieu of notice, equal to the base annual salary that would have been payable during the notice period.
Mr. Mickley is subject to a confidentiality undertaking without limitation in time and to non-competition, non-solicitation and non-dealing restrictive covenants for a period of six months after the termination of his employment agreement.
During the six-month restraint of trade period following termination of Mr. Mickley’s employment, we shall pay a sum equal to 50% of Mr. Mickley’s monthly salary as at the date of termination for the duration of the six-month period. In the event Mr. Mickley breaches one of the restrictive covenants then no further payment shall be made. If we elect not to make the payments, Mr. Mickley shall be released from the six-month restraint period.
We also intend to enter into a director appointment letter with Mr. Mickley prior to the closing of this offering in respect of his appointment as an executive director. Mr. Mickley will not receive any additional compensation in respect of his role as an executive director.
Non-Executive Director Appointment Letters
Non-executive directors are engaged on letters of appointment that set out their duties and responsibilities. The non-executive directors do not receive benefits upon termination or resignation from their respective positions as directors. We intend to enter into new appointment letters with our non-executive directors prior to the closing of this offering, and a new appointment letter with our non-executive chairman, M. Gavin Isaacs. Under the non-executive director appointment letters, our non-executive directors are entitled to receive annual fees in accordance with our non-executive director remuneration policy as described below, and in each case inclusive of fees payable for all duties.
Non-Executive Director Remuneration Policy
In connection with this offering, we intend to adopt a non-executive director remuneration policy on terms to be determined by our board of directors. Under the non-executive director remuneration policy, our non-executive directors will be eligible to receive compensation for service on our board of directors and committees of our board of directors.
Equity Awards to Three Directors upon Completion of this Offering
In connection with this offering, we expect that our board of directors will grant awards under the 2024 Equity Incentive Plan with Non-Employee Sub-Plan (“2024 EIP”) to Mr. Bugno, Mr. Isaacs and Mr. Mickley, representing an aggregate of 732,127 ordinary shares (the “IPO Awards”), based on the assumed initial public offering price of $17.50 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus. Each of these awards will be granted contingent and effective upon the execution of the underwriting agreement for this offering, and will be subject to the terms and conditions of the 2024 EIP and an award agreement that we will enter into with the applicable grantee.
Mr. Bugno and Mr. Isaacs will be granted conditional awards of RSUs and Timothy Mickley will be granted nil cost options. The actual number of ordinary shares subject to the IPO Awards for Mr. Bugno and Mr. Mickley will be determined by reference to our company’s valuation on completion of this offering, up to a maximum value of $16,500,000 for Mr. Bugno and up to a maximum value of $5,500,000 plus a fixed sum of £250,000 to be converted into U.S. dollars at an appropriate exchange rate at the time of this offering for Mr. Mickley.
Mr. Isaacs’s IPO Award will have a value equal to $2,500,000. Mr. Isaacs’s IPO Award will be fully vested on completion of this offering and will be settled as soon as practicable following the 181st day following the date of this prospectus and in no event later than March 15, 2025.
Mr. Bugno’s IPO Award will be determined by reference to our valuation on completion of this offering and will have a maximum value of up to $16,500,000. Once such valuation has been determined, Mr. Bugno’s IPO Award will vest as to 50% on the completion of this offering and 10% on each of the first, second, third, fourth and fifth anniversaries of the completion of this offering. To the extent Mr. Bugno’s IPO Award is less than $16,500,000 and depending on our valuation following completion of this offering Mr. Bugno may be granted further awards up to his maximum IPO Award value (see further below).
Mr. Mickley’s IPO Award will have two elements, (i) a number of ordinary shares with a value equal to £250,000 to be converted into U.S. dollars at an appropriate exchange rate at the time of this offering and will vest as to 100% on completion of this offering, and (ii) a number of ordinary shares determined by reference to our valuation on completion of this offering and will have a maximum value of up to $5,500,000. Once such valuation has been determined, this element of Mr. Mickley’s IPO Award will vest as to 50% on completion of this offering, 16% on each of the first and second anniversaries of the completion of this offering and 18% on the third anniversary of the completion of this offering. To the extent Mr. Mickley’s IPO Award is less than $5,500,000 and depending on our valuation following completion of this offering Mr. Mickley may be granted further awards up to his maximum IPO Award value.
Both Mr. Bugno and Mr. Mickley may be granted top-up awards as part of their IPO Awards if, in the period between completion of this offering and the third and fifth anniversaries thereof, respectively, the remuneration committee of the board of directors determines that our valuation has for 45 consecutive trading days achieved a higher valuation than that used to determine the original number of ordinary shares under their IPO Awards. Any top-up awards granted to Mr. Bugno and Mr. Mickley will be fully vested on the third and fifth anniversaries of completion of this offering, respectively.
Vesting for all IPO Awards will be subject to each executive’s continuous service with us as of each vesting date.
If a Change in Control (as defined in the 2024 EIP) occurs and Mr. Bugno and/or Mr. Mickley have not had their engagement or employment terminated as of, or immediately prior to, the effective time of the Change in Control, then, as of the effective time of such Change in Control, the vesting of their IPO Awards shall be accelerated in full.
2024 Equity Incentive Plan
The 2024 EIP was approved by our board of directors in April 2024, and we expect our shareholders to approve our 2024 EIP prior to the completion of this offering.

The material terms of the 2024 EIP are summarized below. Except as otherwise specified, references below to the 2024 EIP include the Non-Employee Sub-Plan.
Eligibility
The 2024 EIP allows for the grant of equity-based incentive awards to our employees, executive officers and employees of our subsidiaries. Our consultants, non-executive directors and those of our subsidiaries are eligible to receive awards under the Non-Employee Sub-Plan to the 2024 EIP described below.
Administration
The 2024 EIP is administered by our board of directors, which may delegate its duties and responsibilities to one or more committees of our directors and/or officers (referred to as the “Plan Administrator”), subject to certain limitations imposed under the 2024 EIP, other applicable laws and NYSE rules. The Plan Administrator has the authority to take all actions and make all determinations under the 2024 EIP, to interpret the 2024 EIP and award agreements and to adopt, amend and repeal rules for the administration of the 2024 EIP as it deems advisable. The Plan Administrator also has the authority to determine which eligible service providers receive awards, grant awards, set the terms and conditions of all awards under the 2024 EIP, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the 2024 EIP.
Shares Available for Awards
The maximum number of ordinary shares (the “Share Reserve”) that may be issued under our 2024 EIP will equal a number of ordinary shares with an aggregate value of $88.0 million based on the initial public offering price, which would total 5,028,571 ordinary shares based on the assumed initial public offering price of $17.50 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus. No more than a number of ordinary shares equal to the Share Reserve may be issued under the 2024 EIP upon the exercise of incentive share options. In addition, effective upon the pricing of this offering, the number of ordinary shares reserved for issuance under our 2024 EIP will automatically increase on January 1 of each year, commencing on January 1, 2025 and ending on (and including) January 1, 2034, in an amount equal to 2.0% of the total number of ordinary shares outstanding on December 31 of the preceding calendar year. Our board of directors may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser (but not greater) number of ordinary shares. Ordinary shares issued under the 2024 EIP may be new shares, shares purchased on the open market or treasury shares.
If an award under the 2024 EIP expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, any unused shares subject to the award will, as applicable, become or again be available for new grants under the 2024 EIP.
Awards granted under the 2024 EIP in substitution for any options or other equity or equity-based awards granted by an entity before such entity’s merger or consolidation with us or our acquisition of such entity’s property or stock will not reduce the number of ordinary shares available for grant under the 2024 EIP but will count against the maximum number of ordinary shares that may be issued upon the exercise of incentive stock options.
Awards
The 2024 EIP provides for the grant of options (which may be market value or otherwise, subject to local laws), share appreciation rights (which may be market value or otherwise, subject to local laws) (“SARs”), restricted shares, restricted share units (“RSUs”) and other share-based awards. All awards under the 2024 EIP will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms, change of control provisions and post-termination exercise limitations. A brief description of each award type follows.
Options and SARs.   Options provide for the purchase of our ordinary shares in the future at an exercise price set at no less than market value, in the case of participants subject to United States, of an ordinary share on the grant date. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The Plan Administrator will determine the number of shares covered by each option and SAR, and the conditions and limitations applicable to the exercise of each option and SAR.
Restricted Shares and RSUs.   Restricted shares are an award of non-transferable ordinary shares that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. RSUs are contractual promises to deliver our ordinary shares in the future, which may also remain forfeitable unless and until specified conditions are met. The Plan Administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted shares and RSUs will be determined by the Plan Administrator, subject to the conditions and limitations contained in the 2024 EIP.
Other Share-Based Awards.   Other share-based awards are awards of fully vested ordinary shares and other awards valued wholly or partially by referring to, or otherwise based on, our ordinary shares or other property. Other share-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled. The Plan Administrator will determine the terms and conditions of other share-based awards, which may include any purchase price, performance goal, transfer restrictions and vesting conditions.
Performance Criteria
The Plan Administrator may set performance goals in respect of any awards in its discretion.
Certain Transactions
In connection with certain corporate transactions and events affecting our ordinary shares, including a change of control, another similar corporate transaction or event, the Plan Administrator has broad discretion to take action under the 2024 EIP. This includes cancelling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the 2024 EIP and replacing or terminating awards under the 2024 EIP. In addition, in the event of certain equity restructuring transactions, the Plan Administrator will make equitable adjustments to the limits under the 2024 EIP and outstanding awards as it deems appropriate to reflect the transaction.
Plan Amendment and Termination
Our board of directors may amend or terminate the 2024 EIP at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2024 EIP, may materially and adversely affect an award outstanding under the 2024 EIP without the consent of the affected participant, and shareholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. The 2024 EIP will remain in effect until the tenth anniversary of its effective date unless earlier terminated by our board of Directors. No awards may be granted under the 2024 EIP after its termination.
Transferability and Participant Payments
Except as the Plan Administrator may determine or provide in an award agreement, awards under the 2024 EIP are generally non-transferrable, except to a participant’s designated beneficiary, as defined in the 2024 EIP. With regard to tax and/or social security withholding obligations arising in connection with awards under the 2024 EIP, and exercise price obligations arising in connection with the exercise of options under the 2024 EIP, the Plan Administrator may, in its discretion, accept cash, bank transfer or cheque, a “market sell order,” such other consideration as the Plan Administrator deems suitable or any combination of the foregoing.
Non-U.S. or Non-Isle of Man Participants
The Plan Administrator may modify awards granted to participants who are non-U.S. or non-Isle of Man nationals or employed outside the United States or the Isle of Man or establish sub-plans or procedures to address differences in laws, rules, regulations or customs of such international jurisdictions with respect to tax, securities, currency, employee benefit or other matters or to enable awards to be granted in compliance with a tax favorable regime that may be available in any jurisdiction.
Non-Employee Sub-Plan
The Non-Employee Sub-Plan governs equity awards granted to our non-executive directors, consultants, advisers and other non-employee service providers and provides for awards to be made on identical terms to awards made under our 2024 EIP.
Code of Business Conduct and Ethics
We have adopted a code of business conduct and ethics (the “Code of Conduct”), which outlines the principles of legal and ethical business conduct under which we do business. The Code of Conduct applies to all of our executive officers, non-executive directors and employees. Following the closing of this offering, the full text of the Code of Conduct will be available on our website.
Insurance and Indemnification
Following the closing of this offering and subject to certain exemptions, our non-executive directors and executive officers will have the benefit of indemnification provisions set forth in our Articles of Association.
The Isle of Man Companies Act permits us to indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the company or (b) is or was, at the request of the company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise. This does not apply unless such person acted honestly and in good faith and in what such person believed to be in the best interests of the company and, in the case of criminal proceedings, had no reasonable cause to believe that the conduct of such person was unlawful.
Our Articles of Association to be in effect upon the closing of this offering provide that subject to the provisions of the Isle of Man Companies Act, each of our directors and officers (including past directors and officers (each an “Indemnified Person”) shall be indemnified out of our assets to the fullest extent permissible under the Isle of Man Companies Act and the laws of the Isle of Man against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions unless that liability arises through the actual fraud or willful default of such Indemnified Person. Our Articles of Association further provide that no person shall be found to have committed actual fraud or willful default unless or until a court of competent jurisdiction shall have made a finding to that effect, and that subject to the provisions of the Isle of Man Companies Act, we shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defense of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought.
In connection with this offering, we expect to enter into an indemnification agreement with each of our executive officers and non-executive directors.
The Isle of Man Companies Act provides that a company may purchase and maintain insurance in relation to any person who is or was a director of the company, or who at the request of the company is or was serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the company has or would have had the power to indemnify the person against the liability. Accordingly, we expect to provide our executive officers and non-executive directors with directors’ liability insurance in addition to the above indemnification under our Articles of Association.

PRINCIPAL AND SELLING SHAREHOLDERS
The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 31, 2024, as adjusted to reflect the sale of ordinary shares offered by us in this offering, for:
•
each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding ordinary shares;

•
each of our executive officers;

•
each of our non-executive directors;

•
our executive officers and non-executive directors as a group; and

•
the selling shareholder.

The number of ordinary shares beneficially owned by each shareholder, executive officer, non-executive director and the selling shareholder is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 31, 2024 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.
The percentage of shares beneficially owned before this offering is computed on the basis of 106,018,500 ordinary shares outstanding as of March 31, 2024. The percentage of shares beneficially owned after this offering is based on the number of our ordinary shares to be outstanding after this offering, both assuming no exercise and the full exercise of the underwriters’ option to purchase up to 2,175,000 ordinary shares from the selling shareholder. Ordinary shares that a person has the right to acquire within 60 days of March 31, 2024 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all non-executive directors and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Games Global Limited, 62 Circular Road, Douglas, IM1 1AE, Isle of Man.
Beneficial Ownership After the Offering
	Beneficial Ownership Before the Offering		Number of Shares Being Offered		Assuming No Exercise of the Underwriters’ Option		Assuming the Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Shares	%	Assuming No Exercise of the Underwriters’ Option	Assuming the Underwriters’ Option is Exercised in Full	Shares	%	Shares	%
Greater than 5% and selling shareholder
Zinnia Limited(1)	106,018,500	100%	8,500,000	10,675,000	97,518,500	87.1%	95,343,500	85.1%
Executive officers and non-executive directors
Walter Bugno	—	—	—	—	—	—	—	—
Timothy Mickley	—	—	—	—	—	—	—	—
M. Gavin Isaacs	—	—	—	—	—	—	—	—
Sheila Bangalore	—	—	—	—	—	—	—	—
Guy Templer	—	—	—	—	—	—	—	—
Charles P. Cohen	—	—	—	—	—	—	—	—
Diego Biasi	—	—	—	—	—	—	—	—
All executive officers and non-executive directors as a group (7 persons)	—	—	—	—	—	—	—	—

*
Indicates beneficial ownership of less than 1% of the total outstanding share capital.

(1)
Consists of ordinary shares held by Zinnia Limited. The management of Zinnia Limited is controlled by Zinnia Trust, which is the owner of Zinnia Limited. Mr. Martin Moshal is the named individual economic beneficiary of Zinnia Trust, but has neither any right to control or voting investment power over Zinnia Trust. Zinnia Limited first acquired its ordinary shares in our company pursuant to a gift from Mr. Moshal to Zinnia Trust, which in turn transferred the shares to Zinnia Limited, which followed the dividend and subsequent distribution of such shares to Mr. Moshal in November 2022 by Fusion Limited Holdings, the entity from which our company was carved out. Zinnia Limited acquired all remaining shares in our issued share capital in December 2023 pursuant to a share purchase agreement entered into with the sellers thereof. See “Prospectus Summary — Zinnia Limited Share Purchase” for additional information.

Zinnia Trust is controlled by Curlan Limited, or (“Curlan”), a professional trust company and the trustee of Zinnia Trust. The sole shareholder of Curlan is Suntera (IOM) Limited (“Suntera”), a professional services organization regulated by the Isle of Man Financial Services Authority that provides corporate, trust and private wealth services across a wide range of industries. The directors of Curlan Limited are Matthew Palmer and Maria Lourdes Rivas Mingorance, who were appointed as directors of Curlan due to their respective qualifications under Isle of Man law to act as directors of a corporate trustee and their experiences overseeing the management of corporate trustees. Pursuant to the Isle of Man Companies Act and the articles of association of Curlan, Mr. Palmer and Ms. Mingorance, as directors of Curlan, are responsible for managing the business and affairs of Curlan. Furthermore, Suntera has irrevocably appointed Mr. Palmer, and, failing Mr. Palmer for any reason, Ms. Mingorance, to act as Suntera's sole representative having the exclusive rights otherwise held by Suntera as sole shareholder of Curlan, including voting the shares of Curlan. Accordingly, Mr. Palmer and Ms. Mingorance exercise investment and voting control over the ordinary shares in our company held by Zinnia Limited. Pursuant to the declaration of trust creating Zinnia Trust, the settlement of Zinnia Trust is irrevocable and Mr. Moshal therefore has no right to revoke the trust, nor does Mr. Moshal have the ability, as beneficiary of Zinnia Trust, to remove the trustee.
Pursuant to the declaration of trust creating Zinnia Trust, the power of Curlan to administer Zinnia Trust is subject to the right of an unaffiliated protector (the “Protector”) who may remove any trustee of Zinnia Trust at any time by giving notice in writing to such trustee. Upon delivery of such notice of removal, or in the event a trustee who is a natural person, dies, or a trustee is otherwise incapable or unfit to act or desires to retire, the Protector may appoint one or more other persons as a successor trustee. In the event the Protector were to remove Curlan as trustee, Mr. Palmer and Ms. Mingorance, as directors of Curlan, would no longer hold, whether directly or indirectly, investment or voting control over the ordinary shares in our company held by Zinnia Limited, and the persons that controlled or became the new trustee, would. The current Protector of Zinnia Trust is Basil Bielich.
None of Curlan Limited, Mr. Palmer, Ms. Mingorance or Mr. Bielich has an economic interest in Zinnia Limited, other than a professional services fee of £3,000 per month for Mr. Bielich. The address of the entities and individuals mentioned in this footnote are c/o Zinnia Limited, Peveril Buildings, Peveril Square, Douglas, Isle of Man, IM99 1RZ.
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
As of March 31, 2024, none of our outstanding shares were held by record holders in the United States.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following is a description of related-party transactions we have entered into since July 8, 2021, the date of our incorporation, with any of the members of the board of directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction.
Loan from Fusion
During the year ended March 31, 2023, we received an interest-free loan from Fusion for €13.4 million, repayable within 12 months of the initial drawdown. The loan was fully repaid during the year ended March 31, 2023.
Loan to Zinnia Limited
On May 22, 2023, our subsidiary, Games Global Operations Limited (“GGOL”) entered into a loan agreement with Zinnia Limited, our sole shareholder prior to this offering. Pursuant to the loan agreement, Games Global Operations Limited provided Zinnia Limited with an interest-free loan of up to €300,000, which amount could be drawn on by Zinnia Limited at any time on or before June 30, 2023. As of the effective date of the loan agreement, Zinnia Limited borrowed €200,000 under the agreement. Zinnia Limited shall repay the outstanding balance of the loan within 60 days following the date of receipt of a written demand from GGOL for repayment. As of December 31, 2023, a balance of €200,000 remained outstanding under the loan agreement.
Agreements with Non-Executive Directors and Executive Officers
We have entered into agreements with our non-executive directors and executive officers related to their service or employment with our company, as applicable. In connection with the services of M. Gavin Isaacs as chairman of our board of directors, we paid Gavin Isaacs Consulting LLC, a consulting company owned by Mr. Isaacs, an aggregate of €0.2 million during the year ended March 31, 2023. For more information regarding such agreements, see “Management — Compensation of Non-Executive Directors and Executive Officers.”
Related Person Transaction Policy
In connection with this offering, we intend to adopt a related person transaction policy, pursuant to which related person transactions (as defined by the policy) must be reviewed by, and are subject to the approval or ratification of, our board of directors or a designated committee thereof consisting solely of independent directors, including the members of the audit committee.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION
Introduction
Set forth below is a summary of certain information concerning our share capital as well as a description of certain provisions of our Articles of Association and relevant provisions of the Isle of Man Companies Act. The summary below contains only material information concerning our share capital and corporate status and does not purport to be complete and is qualified in its entirety by reference to our Articles of Association to be in effect upon completion of this offering and applicable Isle of Man law.
Games Global Limited was incorporated on July 8, 2021 as a company limited by shares under the laws of the Isle of Man.
As of December 31, 2023, our issued and outstanding share capital consisted of 106,018,500 ordinary shares. The nominal value of each class of shares is £0.000001 per share, and each issued share is fully paid.
Upon the closing of this offering, our issued and outstanding share capital will consist of 112,018,500 ordinary shares.
Ordinary Shares
In accordance with our Articles of Association to be in effect upon the completion of this offering, the following summarizes the rights of holders of our ordinary shares:
•
each holder of our ordinary shares is entitled to one vote per ordinary share on all matters to be voted on by shareholders generally;

•
the holders of the ordinary shares shall be entitled to receive notice of, attend, speak and vote at our general meetings; and

•
the holders of our ordinary shares are entitled to receive such dividends as are recommended by our directors and declared by our shareholders.

Key Provisions in our Articles of Association
Following the closing of this offering, our affairs will be governed by the Articles of Association and the Isle of Man Companies Act (each as amended or modified from time to time).
As provided in the Articles of Association, subject to the Isle of Man Companies Act, we will have unlimited capacity to carry on or undertake any business or activity, do any act or enter into any transaction.
All our ordinary shares are subject to, and have been or will be created under, the laws of the Isle of Man. The following summary of the material terms of our ordinary shares is qualified in its entirety by reference to the complete text of the Articles of Association. You are urged to read the Articles of Association in its entirety for a complete description of the rights and preferences of our shareholders.
Our Ordinary Shares
The Articles of Association will authorize the issuance of an unlimited number of our ordinary shares unless otherwise directed by our board. All of our outstanding ordinary shares are fully paid and non-assessable.
We have applied to list our ordinary shares on the NYSE under the symbol “GGL.” Initial settlement of our ordinary shares will occur through The Depository Trust Company (“DTC”) in accordance with its customary settlement procedures for equity securities. All our ordinary shares (other than shares registered in the name of Zinnia Limited) will be registered in our register of members in the name of the DTC nominee shareholder, Cede & Co, which will be the legal owner of such shares. Each person owning our ordinary shares held through DTC (for example, held by Cede & Co as the registered shareholder) must rely on the procedures thereof and on institutions that have accounts therewith to exercise (via Cede & Co) any rights (including voting rights) of a holder of our ordinary shares.

The following are summaries of material provisions of the Articles of Association insofar as they relate to the material terms of our ordinary shares.
Voting Rights
Except as otherwise specified in the Articles of Association or as required by law or NYSE rules, holders of our ordinary shares registered in the register of our members will vote as a single class. Holders of our ordinary shares shall at all times vote together on all resolutions submitted to a vote of the members. Voting at any meeting of members is by show of hands unless either (a) a poll is demanded or (b) the meeting is held partly by means of electronic facility or facilities in which case a poll is required. A poll may be demanded by the chairperson of such meeting, at least five members present in person or by proxy, or by a member or members present in person or by proxy representing not less than one-tenth of the voting rights of all the members.
The holders of our ordinary shares are entitled to one vote per share on all matters to be voted on by shareholders. The Articles of Association do not provide for cumulative voting with respect to the election of directors.
Transfer
All of our ordinary shares are issued in registered form and may be freely transferred under the Articles of Association, unless any such transfer is restricted or prohibited by another instrument, the NYSE rules or applicable securities or other laws.
Under the Articles of Association, uncertificated ordinary shares that are listed on a recognized exchange may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares listed on the recognized exchange and subject to the Articles of Association, the Isle of Man Companies Act and the Isle of Man Uncertificated Securities Regulations 2006. The NYSE is a recognized exchange for this purpose.
Purchase of ordinary shares by Games Global
The Isle of Man Companies Act and the Articles of Association permit us to purchase our own shares either (a) pursuant to an offer to all shareholders or (b) pursuant to an offer to one or more shareholders to which all shareholders have consented in writing or in respect of which our board has passed a resolution that in its opinion the transaction is to the benefit of the remaining members and the terms of the offer and the consideration offered for the shares are fair and reasonable to us and the remaining shareholders.
Shares that we purchase are deemed to be cancelled upon purchase unless such shares are to be held as treasury shares in accordance with Companies Act 2006 (Treasury Share) Regulations 2014.
Dividends and Distributions
Pursuant to the Articles of Association and the Isle of Man Companies Act, our board may from time to time declare dividends and other distributions, and authorize payment thereof, if our board is satisfied that, in accordance with the Isle of Man Companies Act, immediately after the payment of any such dividend or distribution, (a) we will be able to pay our debts as they become due in the normal course of its business and (b) the value of our assets will exceed the value of our liabilities. Each of our ordinary shares has equal rights with regard to dividends and to distributions of our surplus assets, if any.
Other Rights
Under the Articles of Association, the holders of our ordinary shares are not entitled to any pre-emptive rights or anti-dilution rights. Our ordinary shares are not subject to any sinking fund provisions.
Issuance of Additional Shares
The Articles of Association authorize our board to issue additional ordinary shares from time to time as the board shall determine, subject to the Isle of Man Companies Act and the provisions, if any, in the

Articles of Association and, where applicable, the rules and regulations of any applicable exchange, the SEC and/or any other competent regulatory authority and without prejudice to any rights attached to any existing shares.
However, under Isle of Man law, our board may only exercise the rights and powers granted to it under the Articles of Association for a proper purpose and for what our board believes in good faith to be in our best interests.
Meetings of Shareholders
Under the Articles of Association, we are required to hold an annual general meeting each year. Our board may call an annual general meeting on not less than 21 clear days’ notice or an extraordinary general meeting upon not less than 14 clear days’ notice unless such notice is waived in accordance with the Articles of Association. A meeting notice must specify, among other things, the place, day and time of the meeting and the general nature of the business to be conducted at such meeting. At any meeting of our shareholders, one or more shareholders entitled to attend and to vote on the business to be transacted and holding more than 50% of our ordinary shares shall be a quorum. Subject to the requirements of the Isle of Man Companies Act and Isle of Man law, only those matters set forth in the notice of the general meeting or (solely in the case of a meeting convened upon a Members’ Requisition (as defined below)) properly requested in connection with a Members’ Requisition may be considered or acted upon at a meeting of our shareholders.
Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Under the Isle of Man Companies Act, shareholders have the right to require the directors to call an extraordinary general meeting of shareholders (a “Members’ Requisition”). To properly call an extraordinary general meeting pursuant to a Members’ Requisition, (a) the request of shareholders representing not less than 10% of the voting power represented by all of our issued and outstanding shares in respect of the matter for which such meeting is requested must be deposited at our registered office and (b) the requisitioning shareholders must comply with certain information requirements specified in our Articles of Association.
In connection with any meeting of shareholders, the right of a shareholder to bring other business or to nominate a candidate for election to our board of directors must be exercised in compliance with the requirements of the Articles of Association. Among other things, notice of such other business or nomination must be received at our registered office not later than the close of business on the date that is 120 days before, and not earlier than the close of business on the date that is 150 days before, the one-year anniversary of the preceding year’s annual general meeting, subject to certain exceptions.
Liquidation
On a liquidation or winding up of our assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis.
Inspection of Books and Records
Any of our directors is entitled, on giving reasonable notice to us, to inspect the documents and records maintained by us and to make copies of or take extracts from such documents and records.
Under Isle of Man law, a company is required to keep at the office of its registered agent: its memorandum and articles of association of the company; the register of members or a copy of the register of members; the register of directors or a copy of the register of directors; the register of charges (if any) or a copy of the register of charges; copies of all notices and other documents filed by the company in the previous six years; originals or copies of the accounting records required to be kept under the Isle of Man Companies Act; and originals of any financial statements prepared.
Anti-Takeover Provisions
Some provisions of the Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including, among other things:

(i)
the ability of the board of directors to issue preferred shares and to determine the price and other terms of those shares, including preferences and voting rights, potentially without shareholder approval;

(ii)
the limitation of liability of, and the indemnification of and advancement of expenses to, members of the board of directors;

(iii)
advance notice procedures with which members must comply to nominate candidates to our board of directors or to propose matters to be acted upon at an annual general meeting or extraordinary general meeting, which could preclude members from bringing matters before an annual general meeting or extraordinary general meeting and delay changes in the board of directors;

(iv)
that members may not act by written consent in lieu of a meeting;

(v)
the right of our board to appoint additional directors or to fill vacancies created by the resignation, death or removal of a director; and

(vi)
that the Articles of Association may be amended only by the affirmative vote of the holders of at least three-fourths of the votes cast at a general meeting.

However, under Isle of Man law, our directors may only exercise the rights and powers granted to them under the Isle of Man Companies Act for proper purposes and for what they believe in good faith to be in our best interests.
Other Relevant Isle of Man Law Considerations
The Isle of Man Companies Act provides that a company may elect to file a copy of its register of members for registration by the Registrar. We do not intend to file our register of members which will therefore not be publicly available.
The Isle of Man Beneficial Ownership Act 2017 requires a company to appoint a nominated officer whose function is to receive from the legal owners of shares information about the beneficial owners of such shares (if different) and, in respect of registrable beneficial owners (any beneficial owner who owns or controls more than 25% of the beneficial ownership of the company) to file the required details of the registrable beneficial owners with the Department for Enterprise for entry in the Isle of Man Database of Beneficial Ownership which is currently not publicly accessible. The Isle of Man Beneficial Ownership Act 2017 does not apply to a legal entity which is listed on a stock or investment exchange recognized by the Treasury (being a Department of the Isle of Man Government) for this purpose; the exchanges recognized by the Treasury include the exchanges specified in Schedule 1 of the United Kingdom’s Register of People with Significant Control Regulations 2016 which regulations include New York Stock Exchange LLC, NYSE Arca, Inc. and NYSE MKT LLC.
Differences in Corporate Law
The applicable provisions of the Isle of Man Companies Act differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Isle of Man Companies Act applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and Isle of Man law.
	Isle of Man	Delaware
Number of Directors	Under the Isle of Man Companies Act, a company must have at least one director and the number of directors may be fixed by or in the manner provided in a company’s articles of association.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.

	Isle of Man	Delaware
Removal of Directors	Under the Isle of Man Companies Act, shareholders may remove a director or directors without cause by a resolution passed by a simple majority of votes at a general meeting, or by a written resolution consented to by shareholders with at least 75 per cent of the voting rights, notwithstanding anything in the company’s memorandum or articles of association and irrespective of any provisions of any service contract the director has with the company. The Isle of Man Companies Act provides that the notice of a meeting called to remove a director shall state that that is the (or a) purpose of the meeting, but does not otherwise prescribe procedural requirements about removal.	Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (1) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, stockholders may effect such removal only for cause, or (2) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him/her if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which (s)he is a part.
Vacancies on the Board of Directors
Under the Isle of Man Companies Act, the procedure by which directors, other than a company’s initial directors, are appointed is generally set out in a company’s articles of association.
Unless the memorandum or articles provide otherwise, a person may be appointed as a director of a company by resolution of either the directors or the shareholders of the company.
Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (1) otherwise provided in the certificate of incorporation or bylaws of the corporation or (2) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.
Annual General Meeting	The Isle of Man Companies Act does not prescribe when meetings of shareholders must take place and does not require an annual general meeting.	Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

	Isle of Man	Delaware
General Meeting
Under the Isle of Man Companies Act, a general meeting of the shareholders of a company may be called by the directors or such person or persons as may be authorized by the memorandum or articles to call the meeting.
Shareholders holding at least 10% (or such smaller percentage as may be specified in the memorandum or articles) of the voting rights in relation thereto (excluding any treasury shares) can require the directors to call a general meeting.
Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.
Notice of General Meetings
Under the Isle of Man Companies Act, subject to a company’s articles of association providing for a longer period, at least 14 days’ notice of a meeting of shareholders is required to be given to shareholders entitled to vote at the meeting.
The shareholders may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 90% (or such smaller percentage as may be specified in the articles) of the voting rights in relation thereto.
Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.
Quorum	Subject to the provisions of a company’s articles of association, the Isle of Man Companies Act provides that shareholders holding at least 10 per cent of the voting rights in relation thereto present at a meeting (in person or by proxy) shall constitute a quorum.
The certificate of incorporation or bylaws may specify the number of shares, the holders of which shall be present or represented by proxy at any meeting in order to constitute a quorum, but in no event shall a quorum consist of less than one third of the shares entitled to vote at the meeting. In the absence of such specification in the certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders.

Proxy	Under the Isle of Man Companies Act, subject to contrary provision in its memorandum or articles, a shareholder may be represented	Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such

	Isle of Man	Delaware
	at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder.	proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.
Issue of New Shares	Under and subject to the Isle of Man Companies Act, subject to the memorandum and articles of the company, shares in a company may be issued, and options to acquire shares in a company may be granted, at such times, to such persons, for such consideration and on such terms as the directors may determine.	Under Delaware law, if the company’s certificate of incorporation so provides, the directors have the power to authorize additional stock. The directors may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the company or any combination thereof.
Preemptive Rights	Under Isle of Man law, shareholders have no preemptive rights to subscribe to additional issues of shares or to any security convertible into such shares unless, and except to the extent that, such rights are expressly provided for in the memorandum or articles of the company.	Under Delaware law, shareholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.
Authority to Allot
Under the Isle of Man Companies Act, the board of directors has the power to authorize the issuance of shares, which may be issued for consideration in any form, including money, a promissory note or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how), services rendered or a contract for future services.
Before issuing shares for a consideration other than money, the directors are required to pass a resolution stating (a) the amount to be credited for the issue of the shares (b) their determination of the reasonable present cash value of the non-money consideration for the issue and (c) that, in their
Under Delaware law, if the corporation’s charter or certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. The board of directors may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

	Isle of Man	Delaware
opinion, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the shares.
Liability of Directors and Officers
Under the Isle of Man Companies Act, subject to contrary provision in its articles, a company may indemnify a director, or a person acting as director or similar officer of another entity at the request of the company.
Such indemnity may be against all expenses, judgments, fines and amounts paid and reasonably incurred in connection with legal, administrative or investigative proceedings (actual or threatened) against the indemnified person, by reason of being a director (or similar officer).
Such indemnity does not apply unless the person claiming the indemnity acted honestly and in good faith and in what such person believed to be in the best interests of the company and, in the case of criminal proceedings, had no reasonable cause to believe that the conduct of such person was unlawful. An indemnity in breach of these restrictions is void.

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:
•
any breach of the director’s duty of loyalty to the corporation or its stockholders;

•
acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•
intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•
any transaction from which the director derives an improper personal benefit.

Voting Rights
Under the Isle of Man Companies Act, unless the memorandum or articles make contrary provision, votes of shareholders shall be counted according to the votes attached to the shares held by the shareholder voting.
A company’s articles of association may provide for voting on a show of hands and/or by a poll.
Under the Isle of Man Companies Act, unless otherwise specified in the memorandum or articles of the company, a
Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

	Isle of Man	Delaware
resolution of shareholders is passed (a) at a meeting of shareholders, by a majority of in excess of 50% of the voting rights exercised in relation thereto or (b) by consent thereto in writing (including electronic communication) by all, or a percentage specified in the memorandum or articles, of the shareholders entitled to vote thereon.
Shareholder Vote on Certain Transactions
The Isle of Man Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers.
A consolidation or merger involving only Isle of Man solvent companies can be authorized by a resolution passed by shareholders holding at least 75 per cent of the voting rights exercised in relation thereto.
A scheme of arrangement may be effected subject to:
•
the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number representing 75 per cent in value of the creditors or class of creditors, or shareholders or class of shareholders, as the case may be, present and voting at the meeting; and

•
the sanction of the court.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:
•
the approval of the board of directors; and

•
the approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of the corporation entitled to vote on the matter.

Standard of Conduct for Directors
Under Isle of Man law, though not prescribed by statute, a director owes various duties to the company, including:
•
to act in the way (s)he considers, in good faith, would be most likely to promote the success of the company for the

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a

Isle of Man	Delaware

benefit of its shareholders as a whole;
•
to avoid a situation in which (s)he has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;

•
to act in accordance with the company’s constitution and only exercise her/his powers for the purposes for which they are conferred;

•
to exercise independent judgment;

•
to exercise reasonable care, skill and diligence;

•
not to accept benefits from a third party conferred by reason of being a director or doing, or not doing, anything as a director; and

•
to declare any interest that (s)he has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.
Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself/herself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner (s)he reasonably believes to be in the best interests of the corporation. (S)he must not use his corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.
In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

	Isle of Man	Delaware
Shareholder Suits
Under Isle of Man law the company, rather than its shareholders, is generally the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management.
Notwithstanding this general position, the Isle of Man Companies Act provides that the court may, on the application of a shareholder of a company, grant leave to that shareholder (a) to bring proceedings in the name and on behalf of that company or (b) to intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company.
Leave to bring or intervene in proceedings may be granted only if the court is satisfied that (a) the company does not intend to bring, diligently continue or defend, or discontinue the proceedings, as the case may be or (b) it is in the interests of the company that the conduct of the proceedings should not be left to the directors or to the determination of the shareholders as a whole.

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:
•
state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and

•
allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

•
state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

ORDINARY SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our ordinary shares. Future sales of substantial amounts of our ordinary shares in the public market could adversely affect the market price of our ordinary shares prevailing from time to time. Furthermore, because only a limited number of ordinary shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our ordinary shares in the public market after such restrictions lapse. This may adversely affect the prevailing market price of our ordinary shares and our ability to raise equity capital in the future.
Based on the number of ordinary shares outstanding on December 31, 2023, upon closing of this offering, we will have 112,018,500 ordinary shares outstanding. Of these shares, all of the ordinary shares sold in this offering by us and the selling shareholder will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining ordinary shares held by existing shareholders are “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act. As a result of the lock-up agreements described below and the provisions of Rules 144 and 701, and assuming no extension of the lock-up period and no exercise of the underwriters’ option to purchase additional ordinary shares, the ordinary shares that will be deemed “restricted securities” will be available for sale in the public market following the closing of this offering as follows:
Earliest Date Available for Sale in the Public Market	Number of Ordinary Shares
181st day following the date of this prospectus	Up to 97,518,500 shares
Lock-up Agreements
We, our non-executive directors, executive officers and the holders of all of our share capital, including the selling shareholder, have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or such other securities for a period of 180 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of J.P. Morgan Securities LLC, Jefferies LLC and Macquarie Capital (USA) Inc. See “Underwriting” for more information.
Rule 144
In general, a person who has beneficially owned our ordinary shares that are restricted securities for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our ordinary shares that are restricted securities for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:
•
1% of the number of our ordinary shares then outstanding, which will equal approximately ordinary shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional ordinary shares; or

•
the average weekly trading volume of our ordinary shares on the NYSE during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC.

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provision of Rule 144 to the extent applicable.

Regulation S
Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus delivery requirements of the Securities Act.
Registration Statement on Form S-8
We intend to file a registration statement on Form S-8 under the Securities Act to register all of the ordinary shares issued or reserved for issuance under our 2024 EIP. We expect to file this registration statement as promptly as possible after the completion of this offering. Shares covered by this registration statement will be eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements and restrictions contained in our Articles of Association.

MATERIAL TAX CONSIDERATIONS
The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.
Material Isle of Man Tax Considerations
This summary of material Isle of Man taxation issues can only provide a general overview of this area and it is not a description of all the tax considerations that may be relevant to a decision to invest in our ordinary shares.
The following summary of the anticipated treatment of Games Global and holders of our ordinary shares (other than residents of Isle of Man) is based on Isle of Man taxation law and practice as it is understood to apply at the date of this document and may be subject to any changes in Isle of Man law occurring after such date. It does not constitute legal or tax advice and does not address all aspects of Isle of Man tax law and practice (including such tax law and practice as it applies to any land or building situate in Isle of Man). Legal advice should be taken with regard to individual circumstances. Prospective investors in the ordinary shares should consult their professional advisors on the implications of acquiring, buying, selling or otherwise disposing of our ordinary shares under the laws of any jurisdiction in which they may be liable to taxation.
Shareholders should note that tax law and interpretation can change and that, in particular, the levels and basis of, and reliefs from, taxation may change and may alter the benefits, if any, of investment in our ordinary shares.
Any person who is in any doubt about their tax position or who is subject to taxation in a jurisdiction other than the Isle of Man should consult their own professional advisor.
Company Residence
Under the Isle of Man Income Tax Act 1970 (the “Isle of Man Tax Act”), a company shall be regarded as resident in Isle of Man if it is incorporated under the Isle of Man Companies Act unless:
•
its business is centrally managed and controlled outside Isle of Man in a country or territory where the highest rate at which any company may be charged to tax on any part of its income is 15% or higher; and

•
the company is resident for tax purposes in that country or territory.

It is intended that we will not be resident for tax purposes in the Isle of Man and not subject to any rate of tax in Isle of Man as we will instead be resident in the United Kingdom where the tax rate is in excess of 15%.
Summary
Under current Isle of Man law, there are no capital gains, capital transfer, gift, wealth or inheritance taxes, or any death or estate duties. No capital or stamp duty is levied in the Isle of Man on the issue, conversion, redemption, or transfer of ordinary shares. On the death of an individual holder of ordinary shares (whether or not such individual was domiciled in the Isle of Man), Isle of Man court fees at prescribed amounts by reference to the value of the relevant ordinary shares may be payable on the filing of an application for any Isle of Man probate or letters of administration which may be required in order to transfer, convert, redeem, or make payments in respect of, ordinary shares held by a deceased individual sole shareholder, subject to a maximum of £8,914.50.
Income Tax
The general rate of income tax under the Tax Act on the profits of companies regarded as resident in Isle of Man or having a permanent establishment in Isle of Man is 0% (“zero tax rating”) though certain exceptions from zero tax rating might apply.

Withholding Tax
For so long as we are subject to a zero-tax rating, or are not deemed to be resident for tax purposes in the Isle of Man, no withholding in respect of Isle of Man taxation will be required on payments in respect of our ordinary shares to any holder of our ordinary shares not resident in the Isle of Man.
Probate Fees
In the Isle of Man, no stamp duty is levied on the issue or transfer of the ordinary shares except that Isle of Man court fees for applications for grants of probate and letters of administration, which will generally be required to transfer ordinary shares on the death of a holder of such ordinary shares if such holder was entered as the holder of the shares on the register maintained in Isle of Man. In the case of such an application, Isle of Man court fees apply according to the size of the estate (wherever situated in respect of a holder of ordinary shares domiciled in the Isle of Man, or situated in the Isle of Man in respect of a holder of ordinary shares domiciled outside the Isle of Man) and is payable on a sliding scale of amounts by reference to the value of an estate up to a maximum of £8,914.50. The rules for joint holders through a nominee are different and advice relating to this form of holding should be obtained from a professional advisor.
The Isle of Man does not otherwise levy taxes upon capital, inheritances, capital gains or gifts nor are there otherwise estate duties.
Substance Legislation
In 2016, the Council of the European Union committed to coordinated policy efforts in the fight against tax fraud, evasion and avoidance. In 2016, the EU Code of Conduct Group undertook a screening process whereby jurisdictions were assessed against standards of tax transparency, fair taxation and compliance with anti-base erosion and profit shifting (BEPS) measures.
Consequent on this process the Isle of Man introduced legislation designed to ensure that companies carrying on certain activities have adequate substance in the Isle of Man. The legislation has effect in respect of accounting periods commencing on or after January 1, 2019. A corporate taxpayer that is an Isle of Man resident company must, for each accounting period in which it derives any income from a relevant sector, have ‘adequate substance’ in the Isle of Man. A company that does not have adequate substance in the Isle of Man will be subject to escalating sanctions.
As referred to above at “Company Residence,” we are a tax resident in the United Kingdom and, if and for so long as this is the case, the substance legislation will not apply to us.
As some of our subsidiaries are tax resident in the Isle of Man, the substance requirements in the Isle of Man legislation (part 6A Income Tax Act 1970) may apply to them. The substance requirements apply to a resident company that derives any income from a relevant sector (a “relevant sector company”). Relevant sectors include operation of a holding company, holding IP and distribution and service-center business.
For a relevant sector company to have adequate substance it must ensure that specific requirements in the legislation are met. Other than for a pure equity holding company (to which different requirements apply), these requirements are that:
•
it is directed and managed in the Isle of Man;

•
there is an adequate number of qualified employees in the Isle of Man (whether they are employed by it or another person);

•
it has adequate operating expenditure proportionate to the level of activity carried out on in the Isle of Man;

•
it has an adequate physical presence in the Isle of Man; and

•
it conducts core, income-generating activity in the Isle of Man.

The legislation sets out how these requirements are to be met and covers the ‘directed and managed’ requirement in terms of the need to hold board meetings and take strategic decisions in the Isle of Man. The legislation does not prohibit a company outsourcing some or all of its activity.

The legislation has additional requirements in relation to high-risk IP companies. IP assets are defined to include patents, trademarks and copyright, and an IP company is one that holds or receives income from an IP asset. A high-risk IP company is an IP company that:
•
either acquired its IP asset from related parties and the IP asset is licensed to, or monetized through, activities performed by foreign related parties; or

•
does not carry on research and development, marketing, branding and distribution in the Isle of Man (it is presumed that the company does not do so unless the company provides rebutting evidence).

The legislation requires the Isle of Man tax authority to disclose information about high-risk IP companies to the relevant EU tax authority, in accordance with the international tax arrangement with that country, irrespective of whether the substance requirements are met (subject to the applied General Data Protection legislation). Additionally, there are greater sanctions, including civil penalties, for high-risk IP companies that do not satisfy the substance requirements.
Sanctions under the legislation include the following:
•
spontaneous disclosure of information by the Isle of Man tax authority to the relevant foreign tax authority;

•
escalating civil penalties as follows: for high risk IP companies, £50,000 in the first year of not meeting the requirements, increasing to £100,000 in the second year combined with potentially being struck off the register of companies; for other companies, £10,000 in the first year of not meeting the requirements, increasing to £50,000 in the second year, and increasing to £100,000 in the third year combined with potentially being struck off the register of companies.

Certain United Kingdom Tax Considerations
U.K. Taxation
The following is intended as a general guide to current U.K. tax law and HM Revenue & Customs (“HMRC”) practice applying as at the date of this prospectus (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of our ordinary shares. It does not constitute legal or tax advice and does not purport to be a complete analysis of all U.K. tax considerations relating to the holding of ordinary shares, or all of the circumstances in which holders of ordinary shares may benefit from an exemption or relief from U.K. taxation. It is written on the basis that we do not (and will not) directly or indirectly derive 75% or more of its qualifying asset value from U.K. land, and that we are remain solely resident in the United Kingdom for tax purposes and will therefore be subject to the U.K. tax regime (and not the U.S. tax regime save as set out below under “Certain Material U.S. Federal Income Tax Considerations for U.S. Holders” or the Isle of Man tax regime save as set out above under “Material Isle of Man Tax Considerations”).
Except to the extent that the position of non-U.K. resident persons is expressly referred to, this guide relates only to persons who are resident (and, in the case of individuals, domiciled or deemed domiciled and to whom split year treatment does not apply) for tax purposes solely in the United Kingdom and do not have a permanent establishment, branch, agency (or equivalent) or fixed base in any other jurisdiction with which the holding of the ordinary shares is connected (“U.K. Holders”), who are absolute beneficial owners of the ordinary shares and any dividends paid on them (where the ordinary shares are not held through an Individual Savings Account or a Self-Invested Personal Pension) and who hold the ordinary shares as investments.
This guide may not relate to certain classes of U.K. Holders, such as (but not limited to):
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persons who are connected with our company;

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financial institutions;

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insurance companies;

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charities or tax-exempt organizations;

•
collective investment schemes;

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pension schemes;

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market makers, intermediaries, brokers or dealers in securities;

•
persons who have (or are deemed to have) acquired their ordinary shares by virtue of an office or employment or who are or have been our officers or employees or officers or employees of any of our affiliates; and

•
individuals who are subject to U.K. taxation on a remittance basis.

THESE PARAGRAPHS ARE A SUMMARY OF CERTAIN U.K. TAX CONSIDERATIONS AND ARE INTENDED AS A GENERAL GUIDE ONLY. IT IS RECOMMENDED THAT ALL HOLDERS OF ORDINARY SHARES OBTAIN ADVICE AS TO THE CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ORDINARY SHARES IN THEIR OWN SPECIFIC CIRCUMSTANCES FROM THEIR OWN TAX ADVISORS. IN PARTICULAR, NON-U.K. RESIDENT OR DOMICILED PERSONS ARE ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY RELEVANT DOUBLE TAXATION AGREEMENTS.
Taxation as a U.K. Tax Resident
It is the intention of the directors to conduct our affairs so that the central management and control of our company is exercised in the United Kingdom. As a result, we expect to be treated as resident in the United Kingdom for U.K. tax purposes. Accordingly, we expect to be subject to U.K. taxation on our worldwide income and gains, except where an exemption or relief applies.
Dividends
Withholding Tax
Dividends paid by us will not be subject to any withholding or deduction for or on account of U.K. tax.
Income Tax
An individual U.K. Holder may, depending on his or her particular circumstances, be subject to U.K. tax on dividends received from us. An individual holder of our ordinary shares who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. income tax on dividends received from us unless he or she carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency to which the ordinary shares are attributable. There are certain exceptions for trading in the United Kingdom through independent agents, such as some brokers and investment managers.
All dividends received by an individual U.K. Holder from us or from other sources will form part of that U.K. Holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £1,000 of taxable dividend income received by the individual U.K. Holder in the tax year 2023/2024. Income within the nil rate band will be taken into account in determining whether income in excess of the £1,000 tax-free allowance falls within the basic rate, higher rate or additional rate tax bands. Dividend income in excess of the tax-free allowance will (subject to the availability of any income tax personal allowance) be taxed at 8.75% to the extent that the excess amount falls within the basic rate tax band, 33.75% to the extent that the excess amount falls within the higher rate tax band and 39.35% to the extent that the excess amount falls within the additional rate tax band. The annual tax-free dividend allowance will be reduced to £500 with effect from April 2024.
Corporation Tax
A corporate holder of our ordinary shares who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. corporation tax on dividends received from us unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a permanent establishment to which the ordinary shares are attributable.
Corporate U.K. Holders should not be subject to U.K. corporation tax on any dividend received from us so long as the dividends qualify for exemption, which should be the case, although certain conditions must be met. If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the amount of any dividends (at the main rate of 25% for companies with profits in excess of £250,000, or the small profits rate of 19% for companies with profits of £50,000 or less, with marginal relief from the main rate available to companies with profits between £50,000 and £250,000 subject to meeting certain criteria).
Chargeable Gains
A disposal or deemed disposal of our ordinary shares by a U.K. Holder may, depending on the U.K. Holder’s circumstances and subject to any available exemptions or reliefs (such as the annual exemption), give rise to a chargeable gain or an allowable loss for the purposes of U.K. capital gains tax and corporation tax on chargeable gains.
If an individual U.K. Holder who is subject to U.K. income tax at either the higher or the additional rate is liable to U.K. capital gains tax on the disposal of ordinary shares, the current applicable rate will be 20%. For an individual U.K. Holder who is subject to U.K. income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the current applicable rate would be 10%, save to the extent that any capital gains when aggregated with the U.K. Holder’s other taxable income and gains in the relevant tax year exceed the unused basic rate tax band. In that case, the rate currently applicable to the excess would be 20%.
If a corporate U.K. Holder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of ordinary shares, U.K. corporation tax would apply (at the main rate of 25% for companies with profits in excess of £250,000, or the small profits rate of 19% for companies with profits of £50,000 or less, with marginal relief from the main rate available to companies with profits between £50,000 and £250,000 subject to meeting certain criteria).
A holder of ordinary shares which is not resident for tax purposes in the United Kingdom should not normally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of ordinary shares unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency (or, in the case of a corporate holder of ordinary shares, through a permanent establishment) to which the ordinary shares are attributable. However, an individual holder of ordinary shares who has ceased to be resident for tax purposes in the United Kingdom for a period of less than five years and who disposes of ordinary shares during that period may be liable on his or her return to the United Kingdom to U.K. tax on any capital gain realized (subject to any available exemption or relief).
Stamp Duty and Stamp Duty Reserve Tax
The discussion below relates to the holders of our ordinary shares wherever resident, however it should be noted that special rules may apply to certain persons such as market makers, brokers, dealers or intermediaries.
No U.K. stamp duty or U.K. stamp duty reserve tax (“SDRT”) will be payable on the issue or transfer of, or agreement to transfer, the ordinary shares, subject to the comments below.
U.K. stamp duty may, in principle, be payable on an instrument of transfer of ordinary shares that is executed in the United Kingdom or that relates to any property situated, or to any matter or thing done or to be done, in the United Kingdom. No U.K. stamp duty should be payable on the transfer of the ordinary shares, provided that any transfer documents are executed and retained outside the United Kingdom. Holders of ordinary shares should be aware that, even where an instrument of transfer is in principle subject to U.K. stamp duty, U.K. stamp duty is not required to be paid unless it is necessary to rely on the instrument for legal purposes, for example to register a change of ownership by updating a share register held in the United Kingdom or in litigation in a U.K. court.

Provided that ordinary shares are not registered in any register maintained in the United Kingdom by us or on our behalf and are not paired with any shares or securities issued by a U.K. incorporated company, any agreement to transfer ordinary shares will not be subject to SDRT.
The ordinary shares are not paired with any shares or securities issued by a U.K. incorporated company and we do not intend that any register of ordinary shares will be maintained in the United Kingdom by us or on our behalf.
Certain Material U.S. Federal Income Tax Considerations for U.S. Holders
The following is a summary of certain material U.S. federal income tax considerations of the ownership and disposition of our ordinary shares that may be applicable to U.S. Holders (as defined below). This discussion is based on the Code, the regulations promulgated by the U.S. Department of the Treasury (“Treasury Regulations”), published positions of the U.S. Internal Revenue Service (“IRS”), court decisions and other applicable authorities, all as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion applies only to ordinary shares that are held as capital assets within the meaning of the Code (generally, property held for investment). The following is not a complete analysis of all potential U.S. federal income tax considerations in connection with the ownership and disposition of our ordinary shares. We have not sought and will not seek any rulings from the IRS regarding any matter discussed herein. There can be no assurance that the IRS will not assert, or that a court will not sustain, a position contrary to any of those set forth below.
This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including:
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banks, insurance companies, and other financial institutions;

•
tax-exempt entities or governmental organizations;

•
tax-qualified retirement plans;

•
regulated investment companies and real estate investment trusts;

•
brokers, dealers, or traders in securities that elect to use a mark-to-market method of accounting;

•
certain former citizens or long-term residents of the United States;

•
persons that have a functional currency other than the U.S. dollar;

•
persons holding ordinary shares as part of a hedging, integrated, straddle, conversion or constructive sale transaction for U.S. federal income tax purposes;

•
S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein);

•
persons that actually or constructively own 5% or more of our shares by vote or value; and

•
persons that acquired ordinary shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with the provision of services.

This discussion does not address estate or gift taxes, the alternative minimum tax provisions of the Code, special tax accounting rules under Section 451(b) of the Code, or any U.S. state, local or non-U.S. tax considerations or any tax considerations other than U.S. federal income tax considerations.
For purposes of this discussion, a “U.S. Holder” is any beneficial owner of ordinary shares that is, for U.S. federal income tax purposes:
•
an individual who is a citizen or resident of the United States;

•
a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

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an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if (i) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions, or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership and certain determinations made at the partner level. Accordingly, partners and partnerships considering an investment in ordinary shares should consult their tax advisors regarding the U.S. federal income tax considerations to them of an investment in our ordinary shares.
THE U.S. FEDERAL INCOME TAX TREATMENT OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES TO ANY PARTICULAR HOLDER WILL DEPEND ON THE HOLDER’S PARTICULAR TAX CIRCUMSTANCES. EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS AND ANY APPLICABLE INCOME TAX TREATIES.
Taxation of Dividends and Other Distributions on Ordinary Shares
Subject to the discussion below under “Passive Foreign Investment Company Considerations,” distributions of cash or other property to a U.S. Holder with respect to such U.S. Holder’s ordinary shares generally will be treated as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its ordinary shares (but not below zero) and, to the extent of a distribution in excess of such basis, will be treated as capital gain from the sale or exchange of such ordinary shares. Because we may not determine our earnings and profits under U.S. federal income tax principles, distributions made by us generally may be treated entirely as dividends. In the case of corporate U.S. Holders, such dividends generally will not be eligible for the dividends-received deduction that may be allowed to U.S. corporations in respect of dividends received from other U.S. corporations.
In the case of non-corporate U.S. Holders, such dividends generally will be subject to tax at preferential long-term capital gains rates only if the ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of the tax treaty between the United States and the United Kingdom, provided that we are not treated as a PFIC at the time the dividend is paid or in the previous year and certain other requirements are met.
Subject to certain exceptions, dividends on ordinary shares generally will be treated as non-U.S. source income and generally will constitute “passive category” income for U.S. foreign tax credit limitation purposes. The rules governing foreign tax credits and the deductibility of foreign taxes are complex. All U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in light of their particular circumstances.
Disposition of Ordinary Shares
Subject to the discussion below under “Passive Foreign Investment Company Considerations,” upon a sale, exchange, or other taxable disposition of ordinary shares, a U.S. Holder generally will recognize capital gain or loss. The amount of gain or loss recognized generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its ordinary shares sold or exchanged in such disposition.
Any gain or loss recognized by a U.S. Holder on the disposition of ordinary shares generally will be capital gain or loss and generally will be long-term capital gain or loss if, at the time of the disposition, the U.S. Holder’s holding period in its ordinary shares exceeds one year. Long-term capital gains of individuals and certain other non-corporate U.S. Holders are eligible for reduced rates of taxation. The deductibility of capital losses is subject to certain limitations.
Any gain or loss realized by a U.S. Holder on the disposition of ordinary shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.
Passive Foreign Investment Company Considerations
Definition of a PFIC
A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year is passive income (the “income test”) or (ii) at least 50% of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year) produce or are held for the production of passive income (the “asset test”). For this purpose, a corporation generally is treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, at least 25% (by value) of the stock. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of certain passive assets. For purposes of these rules, and subject to limited exceptions, interest income earned by a corporation is considered to be passive income and cash held by a corporation is generally considered to be a passive asset.
PFIC Status
Based on the preliminary, unaudited financial information for our taxable year ended March 31, 2024 with respect to the composition of our income and valuation of our assets for our taxable year ended March 31, 2024, we believe that we were not a PFIC for the taxable year ended March 31, 2024. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position. Accordingly, no assurances regarding our PFIC status can be provided for any past, current or future taxable years, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.
Application of PFIC Rules to Ordinary Shares
If (i) we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder and (ii) the U.S. Holder did not make a timely and effective QEF Election (as defined below) for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares (such taxable year as it relates to each U.S. Holder, the “First PFIC Holding Year”) or a Mark-to-Market Election (as defined below), then such holder generally will be subject to special rules (the “Default PFIC Regime”) with respect to:
•
any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares; and

•
any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of ordinary shares during the three preceding taxable years or, if shorter, such U.S. Holder’s holding period for such ordinary shares).

Under the Default PFIC Regime:
•
the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for its ordinary shares;

•
the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which we are a PFIC, will be subject to tax as ordinary income; and

•
the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder included in such U.S. Holder’s holding period will be subject to tax at the highest tax rate applicable to ordinary income in effect for that year and applicable to the U.S. Holder, and an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year.

QEF Election and Mark-to-Market Election
In general, if we are determined to be a PFIC, a U.S. Holder may avoid the Default PFIC Regime with respect to its ordinary shares by making a timely and effective “qualified electing fund” election under Section 1295 of the Code (a “QEF Election”) for such holder’s First PFIC Holding Year. In order to comply with the requirements of a QEF Election with respect to ordinary shares, a U.S. Holder must receive certain information from us. Because we do not intend to provide such information, however, the QEF Election will not be available to U.S. Holders with respect to ordinary shares.
Alternatively, if a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) shares in a PFIC that are treated as marketable shares, the U.S. Holder may make a mark-to-market election (a “Mark-to-Market Election”) with respect to such shares for such taxable year. A U.S. Holder that makes a valid Mark-to-Market Election for such holder’s First PFIC Holding Year generally will not be subject to the Default PFIC Regime with respect to its ordinary shares as long as such shares continue to be treated as marketable shares. Instead, the U.S. Holder generally will include as ordinary income for each year that we are treated as a PFIC, the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to claim an ordinary loss in respect of the excess, if any, of the adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any additional gain recognized on a sale or other taxable disposition of the ordinary shares in a taxable year in which we are treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a Mark-to-Market Election for a taxable year after such holder’s First PFIC Holding Year.
The Mark-to-Market Election is generally available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, including the New York Stock Exchange, or on a foreign securities exchange that meets certain requirements under the Treasury Regulations. U.S. Holders should consult their tax advisors regarding the availability and tax considerations relevant to a Mark-to-Market Election with respect to ordinary shares in their particular circumstances.
If we are determined to be a PFIC and we have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally will be deemed to own a portion of the shares of such lower-tier PFIC, and could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or the U.S. Holders otherwise are deemed to have disposed of an interest in the lower-tier PFIC. A Mark-to-Market Election generally will not be available with respect to such lower-tier PFIC. U.S. Holders should consult their tax advisors regarding the tax considerations relevant to the deemed ownership of lower-tier PFICs.
A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may be required to file an IRS Form 8621 with such U.S. Holder’s U.S. federal income tax return (whether or not a QEF Election or a Mark-to-Market Election is made) and provide such other information as may be required by the U.S. Treasury Department.
THE PFIC RULES ARE COMPLEX AND THEIR APPLICATION IS AFFECTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE. ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE PFIC RULES, INCLUDING WITH RESPECT TO WHETHER A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSIDERATIONS RELEVANT TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

Information Reporting and Backup Withholding
Distributions and sales proceeds with respect to our ordinary shares that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding on a duly executed IRS Form W-9 or otherwise establishes an exemption.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder may be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.
Information with Respect to Foreign Financial Assets
Certain U.S. Holders who are individuals (and, under regulations, certain entities) may be required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain U.S. financial institutions), by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their ownership and disposition of our ordinary shares.

UNDERWRITING
We and the selling shareholder are offering the ordinary shares described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Jefferies LLC and Macquarie Capital (USA) Inc. are acting as joint book-running managers of the offering and as representatives (the “Representatives”) of the underwriters. We and the selling shareholder have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling shareholder have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ordinary shares listed next to its name in the following table:
Name	Number of Ordinary Shares
J.P. Morgan Securities LLC
Jefferies LLC
Macquarie Capital (USA) Inc.
Barclays Capital Inc.
BTIG, LLC
Total	14,500,000
The underwriters have committed to purchase all the ordinary shares offered by us and the selling shareholder if they purchase any ordinary shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the ordinary shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell ordinary shares to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. After the initial offering of the ordinary shares to the public, if all of the ordinary shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any ordinary shares made outside of the United States may be made by affiliates of the underwriters.
The underwriters have an option to buy up to 2,175,000 additional ordinary shares from the selling shareholder to cover sales of ordinary shares by the underwriters that exceed the number of ordinary shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional ordinary shares. If any shares are purchased with this option to purchase additional ordinary shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional ordinary shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
The underwriting fee is equal to the public offering price per share less the amount paid by the underwriters to us and the selling shareholder per share. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional ordinary shares.
Paid by Us
	Without option to purchase additional ordinary shares exercise	With full option to purchase additional ordinary shares exercise
Per Share	$	$
Total	$	$

Paid by the Selling Shareholder
	Without option to purchase additional ordinary shares exercise	With full option to purchase additional ordinary shares exercise
Per Share	$	$
Total	$	$
We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $5.8 million. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $45,000.
A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.
We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any of our shares or securities convertible into or exercisable or exchangeable for any of our shares, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares or such other securities, in cash or otherwise), in each case without the prior written consent of the Representatives for a period of 180 days after the date of this prospectus, other than the shares to be sold in this offering.
The restrictions on our actions, as described above, do not apply to certain transactions, including:
(i)
the offer, issuance and sale of the ordinary shares to be sold hereunder,

(ii)
the issuance of ordinary shares or securities convertible into or exercisable for ordinary shares pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of restricted shares or RSUs (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus;

(iii)
grants of share options, share awards, restricted shares, RSUs or other equity awards and the issuance of ordinary shares or securities convertible into or exercisable or exchangeable for ordinary shares (whether upon the exercise of share options or otherwise) to the Company’s employees, officers, directors, advisors or consultants pursuant to the terms of an equity compensation plan in effect as of the closing date of this offering and described in this prospectus, provided that any such recipient that following such grant, will own on a fully diluted basis 1% or more of the outstanding ordinary shares of the Company will enter into a lock-up agreement with the underwriters;

(iv)
the issuance by the Company of ordinary shares, or securities convertible into, exercisable for, or which are otherwise exchangeable for, ordinary shares in an aggregate amount not to exceed 7.5% of the Company’s ordinary shares outstanding immediately following the issuance of the ordinary shares sold hereunder to the underwriters after giving effect to the consummation of the offering of the shares pursuant to the underwriting agreement in connection with mergers, acquisitions or strategic transactions (including, without limitation, joint ventures, marketing or distribution arrangements, collaboration agreements or intellectual property license agreements), provided that such recipients enter into a lock-up agreement with the underwriters; or

(v)
the filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.
Our directors, executive officers and all of our shareholders, including the selling shareholder, (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of the Representatives, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our shares or any securities convertible into or exercisable or exchangeable for our shares (including, without limitation, shares or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the shares, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.
The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including:
(a)
transfer of the lock-up party’s lock-up securities:

(i) as a bona fide gift or gifts, including, without limitation, to a charitable organization or education institution, or for bona fide estate planning purposes,
(ii) by will, other testamentary document or intestacy,
(iii) to any member of the lock-up party’s immediate family or to any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party, or if the lock-up party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust (“immediate family” shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin),
(iv) to a corporation, partnership, limited liability company or other entity of which the lock-up party and the immediate family of the lock-up party are the legal and beneficial owner of all of the outstanding equity securities or similar interests,
(v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (a)(i) through (iv) above,
(vi) if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or affiliates of the lock-up party (including, for the avoidance of doubt, where the lock-up party is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a distribution, transfer or distribution to direct or indirect members, shareholders, general and limited partners, managers or equityholders of the lock-up party or its affiliates,
(vii) by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement,
(viii) to the Company from an employee, independent contractor or other service provider of the Company upon death, disability or termination of employment or cessation of services, as applicable, in each case, of such employee, independent contractor or service provider,
(ix) as part of a sale of the lock-up party’s lock-up securities acquired in open market transactions after the closing date for this offering,
(x) to the Company (A) in connection with the vesting, settlement or exercise of restricted stock units, restricted stock awards, options, warrants or other rights to purchase ordinary shares (including, in each case, by way of “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement or exercise of such restricted stock units, restricted stock awards, options, warrants or rights, or (B) pursuant to “sell-to-cover” arrangements upon the vesting, settlement or exercise of such restricted stock units, restricted stock awards, options, warrants or other rights to purchase ordinary shares solely to cover withholding tax obligations in connection with such transaction and any transfer to the Company for the payment of taxes as a result of such transaction; provided in each case of clauses (A) and (B) that any such ordinary shares received upon such exercise, vesting or settlement that are not transferred to cover any such tax obligations shall be subject to the terms of the lock-up agreement; provided further that any such restricted stock units, restricted stock awards, options, warrants or rights are held by the lock-up party pursuant to an agreement or equity awards granted under a stock incentive plan or other equity award plan, each such agreement or plan which is described in this prospectus, or
(xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the board of directors of the Company and made to all holders of the Company’s share capital involving a Change of Control (as defined below) of the Company (for purposes hereof, “Change of Control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of ordinary shares if, after such transfer, such person or group of affiliated persons would hold at least a majority of the outstanding voting securities of the Company (or the surviving entity)); provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the lock-up party’s lock-up securities shall remain subject to the provisions of the lock-up agreement;
provided that (A) in the case of any transfer or distribution pursuant to clause (a)(i), (ii), (iii), (iv), (v), (vi) and (vii), such transfer shall not involve a disposition for value and each donee, devisee, transferee or distributee shall execute and deliver to the Representatives a lock-up agreement, (B) in the case of any transfer or distribution pursuant to clause (a)(i), (ii), (iii), (iv), (v), (vi), (ix) and (x), no filing by any party (donor, donee, devisee, transferor, transferee, distributer or distributee) under the Exchange Act, or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution and (C) in the case of any transfer or distribution pursuant to clause (a)(vii) and (viii) it shall be a condition to such transfer that no public filing, report or announcement shall be voluntarily made and if any filing under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of ordinary shares in connection with such transfer or distribution shall be legally required during the restricted period, such filing, report or announcement shall clearly indicate in the footnotes thereto the nature and conditions of such transfer;
(b)
exercise outstanding options, settle restricted stock units, restricted stock awards or other equity awards or exercise warrants pursuant to plans described in this prospectus; provided that any lock-up securities received upon such exercise, vesting or settlement shall be subject to the terms of the lock-up agreement;

(c)
convert outstanding preferred shares, warrants to acquire preferred shares or convertible securities into Ordinary Shares or warrants to acquire ordinary shares; provided that any such ordinary shares or warrants received upon such conversion shall be subject to the terms of the lock-up agreement;
(d)
establish trading plans pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of lock-up securities; provided that (1) such plans do not provide for the transfer of lock-up securities during the restricted period and (2) any public announcement or filing under the Exchange Act made by any person regarding the establishment of such plan during the restricted period shall include a statement that the lock-up party is not permitted to transfer, sell or otherwise dispose of securities under such plan during the restricted period; and

(e)
the sale of ordinary shares to the underwriters by us and the selling shareholder.

The Representatives, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.
We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
We have applied to list our ordinary shares on NYSE under the symbol “GGL.”
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares in the open market for the purpose of preventing or retarding a decline in the market price of the shares while this offering is in progress. These stabilizing transactions may include making short sales of shares, which involves the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and purchasing shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the shares or preventing or retarding a decline in the market price of the shares, and, as a result, the price of the shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on NYSE, in the over-the-counter market or otherwise.
Prior to this offering, there has been no public market for our shares. The initial public offering price will be determined by negotiations between us, the selling shareholder and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:
•
the information set forth in this prospectus and otherwise available to the representatives;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded shares of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our shares, or that the shares will trade in the public market at or above the initial public offering price.
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.
Selling Restrictions
Notice to Prospective Investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation (as defined below), except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made in any Relevant State will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary in any Relevant State as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public of any shares in any Relevant State, other than their offer or resale in a Relevant State to qualified investors as defined in the Prospectus Regulation or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).
Notice to Prospective Investors in the United Kingdom
In relation to the United Kingdom, no shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in accordance with the U.K. Prospectus Regulation (as defined below), except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the U.K. Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under the U.K. Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the U.K. Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)
in any other circumstances falling within section 86 of the Financial Services and Markets Act, including any supplements and amendments thereto (the “FSMA”),

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation, and each person who initially acquires any shares or to whom any offer is made in the United Kingdom will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2which of the U.K. Prospectus Regulation. In the case of any shares being offered to a financial intermediary in the United Kingdom as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of to the public of any shares in the United Kingdom other than their offer or resale in the United Kingdom to qualified investors as defined in the U.K. Prospectus Regulation or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
In addition, in any Relevant State this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (“Qualified Investors”). In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies falling within Article 49(2)(a) to (d) of the Order and/or (iii) to whom it may otherwise be lawfully communicated (all such persons together being referred to as “Relevant Persons”).
Any person: (i) in the United Kingdom that is not a Relevant Person, or (ii) in any Relevant State that is not a Qualified Investor, should not act or rely on the information included in this document or use it as basis for taking any action. Any investment or investment activity that this document relates to may be made or taken exclusively, (i) in the United Kingdom, by Relevant Persons, and (ii) in any Relevant State, by Qualified Investors, and will only be engaged in with such persons.
Notice to Prospective Investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to, the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, our company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to Prospective Investors in Monaco
The shares may not be offered or sold, directly or indirectly, to the public in Monaco other than by a Monaco Bank or a duly authorized Monegasque intermediary acting as a professional institutional investor that has such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the Fund. Consequently, this prospectus may only be communicated to (i) banks, and (ii) portfolio management companies duly licensed by the “Commission de Contrôle des Activités Financières” by virtue of Law n° 1.338, of September 7, 2007, and authorized under Law n° 1.144 of July 26, 1991. Such regulated intermediaries may in turn communicate this document to potential investors.
Notice to Prospective Investors in Australia
This document:
•
does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•
has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Notice to Prospective Investors in New Zealand
This document has not been registered, filed with or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013 (the “FMC Act”). The securities may only be offered or sold in New Zealand (or allotted with a view to being offered for sale in New Zealand) to a person who:
•
is an investment business within the meaning of clause 37 of Schedule 1 of the FMC Act;

•
meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act;

•
is large within the meaning of clause 39 of Schedule 1 of the FMC Act;

•
is a government agency within the meaning of clause 40 of Schedule 1 of the FMC Act; or

•
is an eligible investor within the meaning of clause 41 of Schedule 1 of the FMC Act.

Notice to Prospective Investors in Japan
The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to Prospective Investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or

which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to Prospective Investors in Singapore
Each underwriter has acknowledged that this document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this document or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:
(a)
to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)
to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA and in accordance with the conditions specified in Section 275 of the SFA; or

(c)
otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person, which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
(i)
to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 276(4)(i)(B) of the SFA;

(ii)
where no consideration is or will be given for the transfer;

(iii)
where the transfer is by operation of law;

(iv)
as specified in Section 276(7) of the SFA; or

(v)
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to Prospective Investors in China
This document will not be circulated or distributed in the People’s Republic of China (“PRC”), and the shares will not be offered or sold and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the

PRC. Neither this document nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.
Notice to Prospective Investors in Korea
The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The shares have not yet been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.
Notice to Prospective Investors in Malaysia
No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Securities Commission of Malaysia Commission”) for the Securities Commission of Malaysia Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Securities Commission of Malaysia Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Securities Commission of Malaysia Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Securities Commission of Malaysia Commission under the Capital Markets and Services Act 2007.
Notice to Prospective Investors in Taiwan
The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to Prospective Investors in Saudi Arabia
This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.
Notice to Prospective Investors in Qatar
The shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.
Notice to Prospective Investors in the Dubai International Financial Centre (“DIFC”)
This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document, you should consult an authorized financial advisor.
In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.
Notice to Prospective Investors in the United Arab Emirates
The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.
Notice to Prospective Investors in Bermuda
Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda, which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.
Notice to Prospective Investors in the British Virgin Islands
The shares are not being and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on our behalf. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (“BVI Companies”) but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.
Notice to Prospective Investors in Bahamas
Shares may not be offered or sold in The Bahamas via a public offer. Shares may not be offered or sold or otherwise disposed of in any way to any person(s) deemed “resident” for exchange control purposes by the Central Bank of The Bahamas.
Notice to Prospective Investors in South Africa
Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) is being made in connection with the issue of the shares in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:
Section 96 (1) (a): the offer, transfer, sale, renunciation or delivery is to:
(i)
persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii)
the South African Public Investment Corporation;

(iii)
persons or entities regulated by the Reserve Bank of South Africa;

(iv)
authorized financial service providers under South African law;

(v)
financial institutions recognized as such under South African law;

(vi)
a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii)
any combination of the person in (i) to (vi); or

Section 96 (1) (b): the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.
Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.
Notice to Prospective Investors in Chile
THESE SECURITIES ARE PRIVATELY OFFERED IN CHILE PURSUANT TO THE PROVISIONS OF LAW 18,045, THE SECURITIES MARKET LAW OF CHILE, AND NORMA DE CARÁCTER GENERAL NO. 336 (“RULE 336”), DATED JUNE 27, 2012, ISSUED BY THE SUPERINTENDENCIA DE VALORES Y SEGUROS DE CHILE (“SVS”), THE SECURITIES REGULATOR OF CHILE, TO RESIDENT QUALIFIED INVESTORS THAT ARE LISTED IN RULE 336 AND FURTHER DEFINED IN RULE 216 OF JUNE 12, 2008 ISSUED BY THE SVS.
PURSUANT TO RULE 336 THE FOLLOWING INFORMATION IS PROVIDED IN CHILE TO PROSPECTIVE RESIDENT INVESTORS IN THE OFFERED SECURITIES:

1)
THE INITIATION OF THE OFFER IN CHILE IS            , 2024.

2)
THE OFFER IS SUBJECT TO NCG 336 OF JUNE 27, 2012 ISSUED BY THE SUPERINTENDENCIA DE VALORES Y SEGUROS DE CHILE (SUPERINTENDENCY OF SECURITIES AND INSURANCE OF CHILE).

3)
THE OFFER REFERS TO SECURITIES THAT ARE NOT REGISTERED IN THE REGISTRO DE VALORES (SECURITIES REGISTRY) OR THE REGISTRO DE VALORES EXTRANJEROS (FOREIGN SECURITIES REGISTRY) OF THE SVS AND THEREFORE:

(a)
THE SECURITIES ARE NOT SUBJECT TO THE OVERSIGHT OF THE SVS; AND

(b)
THE ISSUER THEREOF IS NOT SUBJECT TO REPORTING OBLIGATION WITH RESPECT TO ITSELF OR THE OFFERED SECURITIES.

4)
THE SECURITIES MAY NOT BE PUBLICLY OFFERED IN CHILE UNLESS AND UNTIL THEY ARE REGISTERED IN THE SECURITIES REGISTRY OF THE SVS.

INFORMACIÓN A LOS INVERSIONISTAS RESIDENTES EN CHILE
LOS VALORES OBJETO DE ESTA OFERTA SE OFRECEN PRIVADAMENTE EN CHILE DE CONFORMIDAD CON LAS DISPOSICIONES DE LA LEY N° 18.045 DE MERCADO DE VALORES, Y LA NORMA DE CARÁCTER GENERAL N° 336 DE 27 DE JUNIO DE 2012 (“NCG 336”) EMITIDA POR LA SUPERINTENDENCIA DE VALORES Y SEGUROS DE CHILE, A LOS “INVERSIONISTAS CALIFICADOS” QUE ENUMERA LA NCG 336 Y QUE SE DEFINEN EN LA NORMA DE CARÁCTER GENERAL N° 216 DE 12 DE JUNIO DE 2008 EMITIDA POR LA MISMA SUPERINTENDENCIA.
EN CUMPLIMIENTO DE LA NCG 336, LA SIGUIENTE INFORMACIÓN SE PROPORCIONA A LOS POTENCIALES INVERSIONISTAS RESIDENTES EN CHILE:
1)
LA OFERTA DE ESTOS VALORES EN CHILE COMIENZA EL DÍA DE             DE 2024.

2)
LA OFERTA SE ENCUENTRA ACOGIDA A LA NCG 336 DE FECHA ECHA 27 DE JUNIO DE 2012 EMITIDA POR LA SUPERINTENDENCIA DE VALORES Y SEGUROS.

3)
LA OFERTA VERSA SOBRE VALORES QUE NO SE ENCUENTRAN INSCRITOS EN EL REGISTRO DE VALORES NI EN EL REGISTRO DE VALORES EXTRANJEROS QUE LLEVA LA SUPERINTENDENCIA DE VALORES Y SEGUROS, POR LO QUE:

(a)
LOS VALORES NO ESTÁN SUJETOS A LA FISCALIZACIÓN DE ESA SUPERINTENDENCIA; Y

(b)
EL EMISOR DE LOS VALORES NO ESTÁ SUJETO A LA OBLIGACIÓN DE ENTREGAR INFORMACIÓN PÚBLICA SOBRE LOS VALORES OFRECIDOS NI SU EMISOR.

4)
LOS VALORES PRIVADAMENTE OFRECIDOS NO PODRÁN SER OBJETO DE OFERTA PÚBLICA EN CHILE MIENTRAS NO SEAN INSCRITOS EN EL REGISTRO DE VALORES CORRESPONDIENTE.

Notice to Prospective Investors in Israel
This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum (the “Addendum”) to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

EXPENSES OF THE OFFERING
The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates, except for the SEC registration fee, the FINRA filing fee and the NYSE listing fee.
Expenses	Amount
SEC registration fee	$46,763
FINRA filing fee	48,024
NYSE listing fee	300,000
Printing expenses	325,000
Legal fees and expenses	4,000,000
Accounting fees and expenses	750,000
Transfer agent and registrar fees and expenses	25,000
Miscellaneous costs	55,213
Total	$5,550,000
All of the costs and expenses for this offering will be paid by us.

LEGAL MATTERS
We are being represented by Cooley LLP with respect to certain legal matters as to U.S. federal securities law. The validity of our ordinary shares and certain other matters of Isle of Man law will be passed upon for us by Simcocks Advocates Limited. Certain matters of U.S. federal law will be passed upon for the underwriters by Latham & Watkins LLP.
EXPERTS
Games Global
The financial statements of Games Global Limited as of March 31, 2023 and 2022 and April 1, 2021, and for each of the two years in the period ended March 31, 2023, included in this prospectus, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing. The offices of Deloitte LLP are located at 2 New Street Square, London EC4A 3BZ, United Kingdom.
Velo Studios
The financial statements of the Velo Studios as of December 31, 2022 and 2021 and January 1, 2021, and for each of the two years in the period ended December 31, 2022, included in this prospectus, have been audited by Deloitte LLP, an independent auditor, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing. The offices of Deloitte LLP are located at 2 New Street Square, London EC4A 3BZ, United Kingdom.
Mahi
The financial statements of Mahi as of March 31, 2022 and 2021 and for the year ended March 31, 2022 and the period from June 9, 2020 (date of inception) to March 31, 2021 included in this prospectus have been so included in reliance on the report of Crowe LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting. The offices of Crowe LLP are located at 401 East Las Olas Blvd, Suite 1100, Fort Lauderdale, Florida, United States.
ENFORCEABILITY OF CIVIL LIABILITIES
We are incorporated under the laws of the Isle of Man. Service of process upon us and upon our directors and officers and the experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.
We have irrevocably appointed Games Global USA Inc. as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our agent is 1515 S Federal Hwy, Suite 407, Boca Raton, FL 33432.
It may be difficult to initiate an action with respect to U.S. securities law in the Isle of Man. Courts in the Isle of Man may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that the Isle of Man is not the most appropriate forum to hear such a claim. In addition, even if an Isle of Man court agrees to hear a claim, it may determine that the law of the Isle of Man and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses which can be a time-consuming and costly process. Certain matters of procedure may also be governed by the law of the Isle of Man.

WHERE YOU CAN FIND MORE INFORMATION
We have filed a registration statement, including amendments and exhibits to the registration statement, with the SEC on Form F-1 under the Securities Act with respect to the ordinary shares to be sold in this offering. For the purposes of this section, the term “registration statement” means the original registration statement and any and all amendments thereto including the schedules and exhibits to the original registration statement or any amendment. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read the registration statement for further information with respect to us and our ordinary shares.
Statements made in this prospectus concerning the contents of any contract, agreement or other document are not complete descriptions of all terms of these documents. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely.
Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, non-executive directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

INDEX TO FINANCIAL STATEMENTS
Games Global Limited
MahiGaming LLC

Velo Studios
Combined Financial Statements for the Years Ended December 31, 2022
Independent Auditor’s Report	F-105
Combined Statement of Profit or Loss and Other Comprehensive Income	F-107
Combined Statement of Financial Position	F-108
Combined Statement of Changes in Equity	F-109
Combined Statement of Cash Flows	F-110
Notes to the Combined Financial Statements	F-111

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Games Global Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated and combined statement of financial position of Games Global Limited and subsidiaries (the “Company”) as of March 31, 2023 and 2022 and April 1, 2021 the related consolidated and combined statements of profit or loss, comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended March 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022 and April 1, 2021, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Restatement of the March 31, 2023 Financial Statements
As discussed in Note 1 to the financial statements, the accompanying March 31, 2023 financial statements have been restated to correct an error related to the denominator used in the calculation of earnings per share.
/s/ Deloitte LLP
London, United Kingdom
March 25, 2024
We have served as the Company’s auditor since 2021.

Games Global Limited
CONSOLIDATED AND COMBINED STATEMENT OF PROFIT OR
LOSS FOR THE YEAR ENDED MARCH 31, 2023 AND MARCH 31, 2022
(Euros in thousands, except per share amounts)
		Year ended March 31,
	Notes	2023*	2022
Revenues	5	306,926	168,297
Cost of services	6	(135,289)	(68,635)
Sales, general and administrative expenses	7	(59,881)	(2,584)
Profit from operations		111,756	97,078
Financial income	9	1,314	247
Financial expenses	9	(2,468)	—
Profit before tax		110,602	97,325
Taxation	10	(2,766)	—
Profit for the year		107,836	97,325
Attributable to:
Shareholders of Games Global Limited or parent		107,389	97,325
Non-controlling interest		447	—
		107,836	97,325
Earnings per share
Net profit per share attributable to ordinary shareholders, basic and diluted	11	€1.05	€1.34

*
As Restated, see note 1 to the consolidated and combined financial statements

The accompanying notes are an integral part of these consolidated and combined financial statements.

Games Global Limited
CONSOLIDATED AND COMBINED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED MARCH 31, 2023 AND MARCH 31, 2022
(Euros in thousands)
	Year ended March 31,
	2023	2022
Profit for the year	107,836	97,325
Items that will or may be reclassified to profit or loss
Exchange loss arising on translation of foreign operations	(4,575)	—
Total other comprehensive loss	(4,575)	—
Total comprehensive income for the year	103,261	97,325
Total comprehensive income attributable to:
Shareholders of Games Global Limited or parent	102,814	97,325
Non-controlling interest	447	—
	103,261	97,325
The accompanying notes are an integral part of these consolidated and combined financial statements.

Games Global Limited
CONSOLIDATED AND COMBINED STATEMENT OF FINANCIAL POSITION AS AT
MARCH 31, 2023 AND MARCH 31, 2022
(Euros in thousands)
		As at March 31,		As at April 1,
	Notes	2023	2022	2021
ASSETS
Non-Current Assets
Goodwill	13	92,703	—	—
Intangible assets	14	137,398	88,300	54,337
Property, plant and equipment	15	3,306	—	—
Right of use assets	16	6,713	—	—
Long term receivables	17	1,025	3,345	3,210
Total Non-Current Assets		241,145	91,645	57,547
Current assets
Trade and other receivables	17	78,715	18,540	27,844
Other current asset	17	43,761	—	—
Cash and cash equivalents	25	45,259	—	—
Total Current Assets		167,735	18,540	27,844
Total Assets		408,880	110,185	85,391
EQUITY AND LIABILITIES
EQUITY
Net parent investment	28	—	88,920	68,966
Share capital	21	—	—	—
Share premium	22, 23	162,068	—	—
Foreign exchange reserve	23	(4,575)	—	—
Retained earnings	23	107,077	—	—
Total equity attributable to the shareholders of Games Global Limited or parent		264,570	88,920	68,966
Non-controlling interest	24	14,045	—	—
Total Equity		278,615	88,920	68,966
LIABILITIES
Current Liabilities
Trade and other payables	18	49,352	21,265	16,425
Deferred consideration	19	63,596	—	—
Lease liabilities	16	1,238	—	—
Current tax liability	10	4,996	—	—
Total Current Liabilities		119,182	21,265	16,425
Non-Current liabilities
Lease liabilities	16	5,593	—	—
Deferred tax liability	20	5,183	—	—
Provisions		307	—	—
Total Non-Current Liabilities		11,083	—	—
Total Liabilities		130,265	21,265	16,425
Total Equity and Liabilities		408,880	110,185	85,391
The accompanying notes are an integral part of these consolidated and combined financial statements.

Games Global Limited
CONSOLIDATED AND COMBINED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED MARCH 31, 2023 AND MARCH 31, 2022
	Share capital €’000	Share premium €’000	Net parent investment €’000	Foreign exchange reserve €’000	Retained earnings €’000	Total equity attributable to the shareholders of Games Global Limited or parent €’000	Non- controlling interest €’000	Total equity €’000
At April 1, 2021	—	—	68,966	—	—	68,966	—	68,966
Comprehensive income
Profit for the year	—	—	97,325	—	—	97,325	—	97,325
Total comprehensive income	—	—	97,325	—	—	97,325	—	97,325
Contributions by and distributions to owners
Net transfers to parent	—	—	(77,370)	—	—	(77,370)	—	(77,370)
Total transactions with owners	—	—	(77,370)	—	—	(77,370)	—	(77,370)
At March 31, 2022	—	—	88,920	—	—	88,920	—	88,920
At April 1, 2022	—	—	88,920	—	—	88,920	—	88,920
Comprehensive income
Profit for the year	—	—	—	—	107,389	107,389	447	107,836
Other comprehensive loss for the year	—	—	—	(4,575)	—	(4,575)	—	(4,575)
Total comprehensive income	—	—	—	(4,575)	107,389	102,814	447	103,261
Contributions by and distributions to owners
Issue of share capital	—	162,068	—	—	—	162,068	—	162,068
Dividends	—	—	—	—	(311)	(311)	—	(311)
Non-controlling interest on business combinations	—	—	—	—	—	—	13,598	13,598
Distribution to net parent entity	—	—	1,700	—	—	1,700	—	1,700
Elimination of net parent investment	—	—	(90,620)	—	—	(90,620)	—	(90,620)
Total transactions with owners	—	162,068	(88,920)	—	(311)	72,837	13,598	86,435
At March 31, 2023	—	162,068	—	(4,575)	107,077	264,571	14,045	278,615
The accompanying notes are an integral part of these consolidated and combined financial statements.

Games Global Limited
CONSOLIDATED AND COMBINED STATEMENT OF CASH FLOWS FOR THE YEAR
ENDED MARCH 31, 2023 AND MARCH 31, 2022
(Euros in thousands)
	Year ended March 31,
	Notes	2023	2022
Operating activities
Profit before tax		110,602	97,325
Adjustment for non-cash items:
Amortization	14	28,574	16,111
Depreciation	15	922	—
Depreciation of Right of use Assets	16	868	—
Finance income	9	(1,354)	(247)
Finance expense	9	134	—
Cash flow from operating activities before changes in working capital		139,746	113,189
(Increase)/decrease in trade receivables	17	(40,558)	9,269
Increase in trade payables	18	3,448	4,838
Cash flow from operating activities		102,636	127,296
Income taxes paid		(813)	—
Net cash flows provided by operating activities		101,823	127,296
Investing activities
Acquisition of subsidiaries, net of cash acquired	4	13,258	—
Purchases of property, plant and equipment	15	(2,036)	—
Purchase of intangible fixed assets – purchased IP	14	(16,177)	(50,067)
Purchase of intangible fixed assets – internally developed IP	14	(11,775)	—
Purchase of intangible fixed assets – other	14	(347)	—
Net cash used in investing activities		(17,077)	(50,067)
Financing activities
Issuance of share capital		—	—
Interest paid on lease liabilities	16	(134)	—
Principal paid on lease liabilities	16	(458)	—
Proceeds from loans and borrowings		—	141
Contributions to parent entity		—	(77,370)
Payment of deferred consideration	19	(39,904)	—
Net cash used in financing activities		(40,496)	(77,229)
Net increase in cash and cash equivalents		44,250	—
Net increase in cash and cash equivalents		44,250	—
Net increase in cash and cash equivalents Cash and cash equivalents at beginning of year		—	—
Exchange rate difference in cash and cash equivalents		1,009	—
Cash and cash equivalents at end of year	25	45,259	—
The accompanying notes are an integral part of these consolidated and combined financial statements.

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
1.
Background, scope and the basis of preparation

The principal activity of Games Global Limited (“Games Global” or the “Company”) and its subsidiaries (together referred to as “the Group”) is developing, holding and exploiting gaming related Intellectual Property (“IP”). Games Global was previously a subsidiary of Fusion Holdings Limited (“Fusion” or the “Parent”).
Historically, Games Global was included in the reporting of Fusion’s games business unit. Fusion entered into agreements with various development companies to develop software on behalf of Fusion. Under these agreements, Fusion was the owner of the IP. Fusion then licensed the software onwards to a third-party company. Fusion had four business units, including Sportsbook, Games Development (the “Games Business Unit”), Casino Platform, and Others.
On July 8, 2021, Games Global, a private company limited by shares, was incorporated in the Isle of Man. On the same date, Fusion subscribed for 100 ordinary shares of £1.00 each in Games Global.
Games Global is incorporated in the Isle of Man with the address 62 Circular Road, Douglas, Isle of Man. The Group develops software IP internally and also holds agreements with various external development companies to develop software IP. The Group then licenses the software onwards to third party companies (“Operators” and “Licensees”) who themselves offer the underlying products to their end users. The Group thus operates a business to business (“B2B”) model.
On July 21, 2021, Games Global incorporated Games Global Works Limited, Games Global Operations Limited and Games Foundry Limited for the purpose of the continuation of the Games Business Unit as a separate group. All of these companies are private companies limited by shares, are incorporated in the Isle of Man and are 100% subsidiaries of Games Global.
On March 3, 2022, Games Global incorporated Games Global UK Limited. Games Global UK Limited is a private company limited by shares, incorporated in the United Kingdom and a 100% subsidiary of Games Global.
On March 16, 2022, Games Global Holdings SA PTY was incorporated by Games Global UK Limited.
On April 1, 2022, the Games Global Board approved the decision to acquire the IP related to the production of games from Fusion for a consideration of €90 million (refer to note 14).
On May 1, 2022, Games Global Operations Limited acquired 100% ownership of Quickfire Limited (“Quickfire”) and Oakwood Services Limited (“Oakwood”). On the same day, Games Global UK Limited acquired 100% ownership of Games Global Estonia (“GG Estonia”), Corvide Limited (“Corvide”) and Almond Gaming Limited (“Almond”).
On May 13, 2022, the 100 ordinary shares of £1.00 held by Fusion were sub-divided into 1,000,000 ordinary shares of £0.0001 each.
On May 31, 2022, Games Global Operations Limited acquired 100% ownership of Prima Networks Limited (“PNL”) and its subsidiaries Prima Networks Spain Limited (“PNS”) and Kova Limited (“Kova”).
On June 9, 2022, Games Global USA Inc was incorporated by Games Global UK Limited.
On July 1, 2022, Games Global UK Limited acquired 100% ownership of Creative Foundry SA PTY.
On August 1, 2022, the IP acquired from Fusion in April 2022 was transferred from Games Global Works Limited to Games Global Operations Limited.
On August 4, 2022, Games Global UK Limited acquired 100% ownership of Mahigaming LLC (“Mahi”).

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
1.
Background, scope and the basis of preparation (continued)

On September 1, 2022, Games Global Operations Spain Sociedad Limitada was incorporated by Games Global UK Limited.
On March 1, 2023, Games Global UK Limited acquired 60% ownership of Spinplay Holdings Limited and its subsidiary Spinplay Nevada Inc. (“Spinplay”), 54.08% ownership of Snowborn Games AB and its subsidiary Snowborn Finland OY (“Snowborn”), 69.29% ownership of JFTW Game Development AB (“JFTW”) and 61.68% ownership of Riversun Holdings Inc. (“Riversun”). Together these entities are referred to as the “Velo Studios.”
On February 9, 2024, the board of directors of Games Global authorized its financial statements for the year ended March 31, 2023 to be issued to its shareholders.
On March 22, 2024, the board of directors of Games Global authorized restated financial statements for the year ended March 31, 2023 to be issued to its shareholders, following amendments to address the errors and other matters as disclosed below.
Immaterial Restatements of previously issued financial statements
Subsequent to the issuance of the Company’s consolidated and combined financial statements authorised for issuance on February 9, 2024, the Company’s management determined that the earnings per share information was omitted from the Consolidated and Combined Statement of Profit or Loss and its associated note 11 for the year ended March 31, 2022. Management have subsequently revised the disclosure to present the earnings per share information.
Further, management identified that the disclosure of non-current assets by location as at March 31, 2023 in note 2 (j) to the consolidated and combined financial statements was incorrectly presented and did not agree to the Consolidated and Combined Statement of Financial Position. Further, there were some amounts of goodwill that had not been allocated to the correct geography. Management have subsequently revised the disclosure to present the appropriate values.
Further, management identified that the disclosed value of share capital in note 21 to the consolidated and combined financial statements was incorrectly presented, with the value in the Group’s presentational currency not having been converted at the relevant exchange rate. Management have subsequently revised the disclosure to present the appropriate values.
Further, management identified that the acquisition of AreaVegas Holdings Limited, which was disclosed as a subsequent event in note 30 to the consolidated and combined financial statements, was disclosed as a business combination. Having assessed the facts and circumstances of the transaction, the acquisition has subsequently been accounted for as an asset acquisition. Management have subsequently revised the disclosure to remove the reference to the transaction’s treatment as a business combination.
In addition to the errors identified above, management processed a number of adjustments to the financial statements to rectify typographical and mechanical footing errors, to correct the classification of the Mahi call option presentation from ‘Trade and other receivables’ to ‘Other current asset’ in the table in note 4 to the consolidated and combined financial statements, and to provide clarification on a) the accounting for the Mahi call option in note 4 to the consolidated and combined financial statements; and b) the basis of allocation in determining the carve-out amounts recorded in the Consolidated and Combined Statement of Profit or Loss as disclosed in note 1 to the consolidated and combined financial statements.
Material Restatement of previously issued financial statements
Management also identified that earnings per share in the Group’s Consolidated and Combined Statement of Profit or Loss had been calculated based on an incorrect denominator. On May 31, 2023 the Company sub-divided its shares and split the existing 1,060,185 ordinary shares of £0.0001 each to 100 for 1,

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
1.
Background, scope and the basis of preparation (continued)

being sub-divided into 106,018,500 ordinary shares of £0.000001 each. As required by IAS 33.64, if the number of ordinary or potential ordinary shares outstanding increases as a result of such a share split the calculation of basic and diluted earnings per share for all periods presented shall be adjusted retrospectively. If these changes occur after the reporting period but before the financial statements are authorised for issue, the per share calculations for those and any prior period financial statements presented shall be based on the new number of shares. As noted above, earnings per share for the year ended March 31, 2022 was not previously presented in the Group’s Consolidated and Combined Statement of Profit or Loss; as such, this restatement impacts earnings per share for the year ended March 31, 2023. As such, omitting the new denominator from the calculation of earnings per share was an error and management have subsequently revised the disclosure to present the appropriate values.
The impact of the restatement on the Consolidated and Combined Statement of Profit or Loss is presented below:
	For the year ended March 31, 2023 (€’000)
	As previously stated	Adjustment	As restated
Consolidated and Combined Statement of Profit or Loss
Profit attributable to ordinary shareholders	€107,389	—	€107,389
Weighted average shares outstanding of ordinary shares, basic and diluted	1,023,626	101,339,019	102,362,645
Net profit per share attributable to ordinary shareholders, basic and diluted	€104.91	€(103.86)	€1.05
At March 31, 2023
Note 21 – Share Capital
Authorised number of ordinary shares	1,060,185	104,958,315	106,018,500
Basis of preparation
These are the first financial statements prepared for the Group. These consolidated and combined financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Accordingly, the Group has prepared financial statements that comply with IFRS applicable as at March 31, 2023, together with the comparative period data for the year ended March 31, 2022. In preparing the financial statements, the Group’s opening statement of financial position was prepared as at April 1, 2021, the Group’s date of transition to IFRS. No adjustments were made to historic financial information as part of the transition.
These financial statements for the years ended March 31, 2023 and 2022, are the first time that financial statements of the Company have been prepared and for year ended March 31, 2022 were prepared on a carve-out basis. As such, this is the first time the Company has issued financial statements prepared in accordance with IFRS. Although this is the first time the Company has issued financial statements prepared in accordance with IFRS, a reconciliation between historical GAAP (as applied by the Parent Company) and IFRS has not been prepared given financial statements of the carve out business had not previously been issued.
Accordingly, the Company has applied IFRS 1 First time adoption of International Financial Reporting Standards as at April 1, 2021. In application of IFRS 1, the Company has elected to use the following exemptions in preparing these combined financial statements:
•
The estimates used by the Group to present these amounts in accordance with IFRS reflect conditions at April 1, 2021, the date of transition to IFRS and as at March 31, 2022.

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
1.
Background, scope and the basis of preparation (continued)

•
The cumulative translation differences for all foreign operations are deemed to be zero at April 1, 2021, the date of transition to IFRS.

•
No hindsight was used to conclude retrospectively that the recognition criteria were met on internally generated assets when considering the application of IAS 38 at April 1, 2021, the date of transition of IFRS.

•
Several practical expedients in relation to leases were applied as listed below:

•
Lease liabilities were remeasured at April 1, 2021, the date of transition of IFRS, to represent the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate at April 1, 2021, the date of transition to IFRS.

•
Right-of-use assets were equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

•
Practical expedients available for short-term leases, low value leases and the exclusion of initial direct costs were applied at April 1, 2021, the date of transition to IFRS.

•
Hindsight was used to determine the lease term if the contract contained options to extend or terminate the lease.

The preparation of financial statements in compliance with IFRS requires the use of certain critical accounting estimates. It also requires Group management to exercise judgment in applying the Group’s accounting policies. The areas where significant judgments and estimates have been made in preparing these consolidated and combined carve-out financial statements and their effect is disclosed in note 3.
The consolidated and combined financial statements are presented in thousands of Euro, unless otherwise stated. These consolidated and combined financial statements are prepared using the historical cost basis, except for the derivative financial asset which is measured at fair value through profit or loss.
The fair value measurement of the Company’s derivative financial assets/liabilities utilizes market observable inputs and data as far as possible.
Inputs used in determining fair value measurements are categorizes into different levels based on how observable the inputs used in the valuation technique utilized are (the ‘fair value hierarchy’):
•
Level 1: Quoted prices in active markets for identical items (unadjusted)

•
Level 2: Observable direct or indirect inputs other than Level 1 inputs

•
Level 3: Unobservable inputs (i.e. not derived from market data).

The classification of an item into the above levels is based on the lowest level of the inputs used that has a significant effect on the fair value measurement of the item.
Transfers of items between levels are recognized in the period they occur. No such transfers took place in either period.
Basis of allocation (carve-out)
The comparative information presented for the year ended March 31, 2022 has been prepared on a combined carve-out basis.
The Company was incorporated on July 8, 2021, and the Group commenced operations on April 1, 2022. There was no accounting activity in the period between the incorporation of the Company and March 31, 2022. Thus, the consolidated and combined statement of profit and loss, consolidated and

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
1.
Background, scope and the basis of preparation (continued)

combined statement of comprehensive income, consolidated and combined statement of financial position, consolidated and combined statement of changes in equity and consolidated and combined statement of cashflows for the year ended March 31, 2022 are presented as carve-out financial information based on the attributable financial information from Fusion. Management believes that such presentation of financial information results in faithful representation of the financial performance and cash flows for the Group.
Fusion had four business units: Sportsbook, Games Development, Casino Platform, and Others (each, a “Business Unit”). The Games Development Business Unit within Fusion was carved out to form the Company.
The combined carve-out financial statements for the year ending March 31, 2022 of the Group were derived from the consolidated financial statements and accounting records of Fusion for the year ended March 31, 2022, as if the Company were operated on a standalone basis during the periods presented (the “carve-out”) and were prepared in accordance with IFRS. Separate financial statements have not historically been prepared for the Group.
The carve-out reflect the assets, liabilities, revenues, costs and cash flows attributable to the Group based on its historical carrying amount from the accounting records of Fusion for the year ending March 31, 2022. The methodology applied in determining the appropriate financial statement line items for the carve-out, and their respective values, was the management approach, in which the carve-out transaction is executed by transferring assets, liabilities and operations rather than discrete legal entities. As the Games Development Business Unit was part of the same legal entity as Fusion’s other Business Units, the management approach was adopted. Fusion used a centralized approach to cash management and financing of its operations and allocates corporate services based on appropriate and consistent methods as follows:
•
The combined carve-out statement of profit or loss for the year ended March 31, 2022 reflects allocations from Fusion for general corporate expenses from Fusion including, but not limited to, executive management, finance and legal expenses, information technology, human resources, treasury, compliance testing expenses, procurement and other shared services. These allocations were made on a direct usage basis when identifiable. Where costs were not readily identifiable as relating solely to Games Global, management used a different basis of allocation, which was to apportion the relevant expenses to Games Global as a proportion of total development expenses that related to the Games business unit, being the predominant business activity driving costs.

Management considers these allocations to be a reasonable allocation of the utilization of services by or the benefits provided to the Games Global. The allocations may not, however, reflect the expense the Group would have incurred as a standalone company for the periods presented. Actual costs that may have been incurred if the Company had been a standalone company would depend on a number of factors.
All such amounts were deemed incurred and settled by the Company in the period in which the costs were recorded and are included in Net Parent Investment.
The carve-out contains all adjustments, necessary to present fairly the Group’s financial position as of March 31, 2022, and its results of operations, changes in equity and cash flows for the year ended March 31, 2022. However, these may not be indicative of the results of operations, financial position and cash flows if the Group had been an independent standalone entity during the periods presented, nor are they necessarily indicative of the Company’s future results of operations, financial position and cash flows.
Transactions and balances with Fusion are classified as related party transactions and have been disclosed in note 29. To the extent that an asset, liability, revenue or expense is directly associated with the carve-out, it is reflected in the carve-out.
On April 1, 2022, the Company and Fusion entered into the Assignment of Intellectual Property agreement whereby Fusion transferred IP to the Company for consideration payable of €90.0 million. In

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
1.
Background, scope and the basis of preparation (continued)

connection with the assignment of the IP, Fusion retained all the other assets and liabilities of the Company as presented in the statement of financial position as at March 31, 2022, which was accounted for as a distribution to Fusion and is reflected in the statement of changes in equity as Elimination of Net Parent Investment.
Basis of consolidation
A subsidiary is an entity controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Group’s consolidated and combined financial statements include the results of the Company and its subsidiaries. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Company gains control until the date when the Company ceases to control the subsidiary. Intra-group balances and any unrealized gains and losses or income and expenses arising from intra-group transactions are eliminated on consolidation.
Non-controlling interests in subsidiaries are identified separately from the Company’s equity therein. The non-controlling interests represent ownership interests entitling their holders to a proportionate share of net assets upon liquidation of the subsidiary, and may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the subsidiary’s identifiable net assets. The non-controlling interest is measured on the proportionate share approach.
Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity plus any additional contributions less any distributions. “Total comprehensive income” is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.
Upon the loss of control of a subsidiary, the Company’s profit or loss on disposal is calculated as the difference between (i) the fair value of the consideration received and of any investment retained in the former subsidiary and (ii) the previous carrying amount of the assets (including any goodwill) and liabilities of the subsidiary and any non-controlling interests.
Upon the Group’s acquisition of further interest in a subsidiary, the non-controlling interest is reduced by the proportionate interest acquired, with the balance between the consideration paid and interest acquired being recognized in equity.

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
1.
Background, scope and the basis of preparation (continued)

The structure of the consolidated and combined financial statements
The table below presents the Group’s subsidiaries as at March 31, 2023 and March 31, 2022.
		% of Share Capital
Company	Incorporated	2023	2022
Games Global Limited	Isle of Man
Subsidiary
Games Global UK Limited	United Kingdom	100%	100%
Games Global Works Limited	Isle of Man	100%	100%
Games Global Operations Limited	Isle of Man	100%	100%
Games Foundry Limited	Isle of Man	100%	100%
Games Global Holdings SA (PTY)	South Africa	100%	100%
Quickfire Limited	Isle of Man	100%	—
Prima Networks Limited	Malta	100%	—
Prima Networks Spain Limited	Malta	100%	—
Creative Foundry SA (PTY)	South Africa	100%	—
Oakwood Services Limited	Gibraltar	100%	—
Games Global Estonia OÜ	Estonia	100%	—
Almond Gaming Limited	Malta	100%	—
Corvide Limited	United Kingdom	100%	—
Mahigaming LLC	Delaware	100%	—
Games Global Operations Spain, S.L.	Spain	100%	—
Games Global USA Inc.	Delaware	100%	—
Kova Limited	Argentina	100%	—
JFTW Game Development AB*	Sweden	69.29%	—
Snowborn Games AB*	Sweden	54.08%	—
Snowborn Finland OY*	Finland	54.08%	—
Spinplay Holdings Limited*	Guernsey	60%	—
Spinplay Nevada Inc.*	Nevada	60%	—
Riversun Holdings Inc.*	British Virgin Islands	61.68%	—

*
The Company does not own 100% of the share capital in these companies and therefore there is a non-controlling interest. The non-controlling interest share of the profit and loss of these companies is shown in the consolidated and combined statement of profit or loss. The proportion of voting rights does not differ from the interest held. Interest held by non-controlling interest is as follows:

Company	Country	Non-Controlling Interest
JFTW Game Development AB	Sweden	30.71%
Snowborn Games AB	Sweden	45.92%
Snowborn Finland OY	Finland	45.92%
Spinplay Holdings Limited	Guernsey	40%
Spinplay Nevada Inc.	Nevada	40%
Riversun Holdings Inc.	British Virgin Islands	38.32%

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
1.
Background, scope and the basis of preparation (continued)

Going concern
The board of directors, in approving the consolidated and combined financial statements, and having considered forecast cash flows to March 31, 2025 in line with its operational cash flow forecasting along with the Group’s lack of material term debt balances, has a reasonable expectation that the Group has adequate resources to continue in operational existence for at least the period to March 31, 2025. In arriving at this conclusion, the board of directors has considered reasonable downside scenarios that would impact upon the Group’s ability to generate cash and concluded that there were no foreseeable circumstances that would lead to an inability to settle its obligations. As such, the accompanying consolidated and combined financial statements have been prepared on a going concern basis.
2.
Significant accounting policies

a)
Foreign currencies

Transactions and balances
Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition.
Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates at the reporting date. Differences arising on settlement or translation of monetary items are recognized in the consolidated and combined statement of profit or loss.
Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the date of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using exchange rates at the date when the fair value is determined. The gain or loss arising on translation is recognized in the consolidated and combined statement of profit or loss.
Group companies
The Group’s consolidated and combined financial statements are presented in Euros, which is also the Company’s functional currency. For each entity, the Group determines the functional currency, and items included in the financial statements of each entity are measured using that functional currency.
When translating the subsidiary’s respective functional currencies into the Group’s presentation currency, which is Euros, assets and liabilities of foreign operations, are translated using the exchange rates at the reporting date. Income and expense items are translated using the average rates prevailing during the year. Equity is translated at historical exchange rates. All resulting foreign currency translation differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve.
b)
Property, plant and equipment

Property, plant and equipment assets are recorded at cost less accumulated depreciation and impairment losses. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets to their residual values, excluding land which is not depreciated, as follows:
Buildings and leasehold improvements	2 – 5 years
Furniture and fixtures	3 – 10 years
Computer equipment	2 – 5 years
The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
2.
Significant accounting policies (continued)

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.
c)
Intangible assets

An intangible asset is recognized if it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group and the cost of the asset can be measured reliably. Intangible assets are initially measured at cost. The cost of a separately acquired intangible asset comprises its purchase price and any directly attributable cost of preparing the asset for its intended use. The cost of acquisition of intangible assets for which the consideration comprises an issue of equity shares is calculated as the fair value of the equity instruments issued in the transaction.
Internally Developed Intangible Assets
The Company capitalizes certain development costs related to its intellectual property during the development stage. The Company also capitalizes certain costs related to specific upgrades and enhancements when it is probable that expenditures will result in additional functionality of the intellectual property to its customers. The capitalization policy provides for the capitalization of certain payroll and payroll related costs for employees who spent time directly associated with development and enhancements of the intellectual property. Expenditures incurred on development activities are capitalized if it can be demonstrated that all the following criteria are met:
•
It is technically feasible to complete the intangible asset;

•
Adequate resources are available to complete the development; and

•
There is an intention to complete and use the intangible asset for the provision of services.

•
The Group is able to use the intangible asset;

•
Use of the intangible asset will generate probable future economic benefits; and

•
Expenditures attributable to the intangible asset can be measured reliably.

Expenditures related to development activities that do not satisfy the above criteria, including expenditures incurred during the preliminary project stage and post implementation activities, are expensed as incurred in the consolidated and combined statement of profit or loss.
Subsequent expenditure on capitalized intangible assets is capitalized only where it clearly increases the economic benefits to be derived from the asset to which it relates. All other expenditures, including those incurred to maintain an intangible asset’s current level of performance, is expensed as incurred.
Capitalized intangible assets have an estimated useful life which is generally 60 months, which is reviewed when the Group reports financial statements at the end of each reporting period. Capitalized definite-lived intangible assets are amortized over their useful life using straight-line basis.
Externally Purchased Intangible Assets
Separately acquired intangibles include intellectual property. These intangible assets are amortized using the straight-line method over the estimated period during which they are expected to continue to generate cash flows for the Group. Intellectual property is amortized straight-line over its estimated useful life of 60 months.
Gaming licenses have a useful life of 84 to 120 months, which are reviewed on an annual basis. Licenses are amortized over their useful life using the straight-line method.

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
2.
Significant accounting policies (continued)

Customer lists acquired to date have a useful life of 180 months, which are reviewed on an annual basis. Customer lists are amortized over their useful life using the straight-line method.
Intangible assets are derecognized on disposal or when no future economic benefits are expected from their use or disposal. Gains or losses arising from derecognition represent the difference between the net disposal proceeds, if any, and the carrying amount of intangible assets, and are recognized in the consolidated and combined statement of profit or loss for the respective period.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business acquisition. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment at least annually, or more frequently if circumstances such as significant declines in expected sales, cash flows or other adverse indicators indicate goodwill might be impaired.
d)
Financial instruments

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the instruments.
The Group classifies its financial assets at amortized cost or fair value through profit or loss, depending on the assets’ contractual cash flows characteristics and the Group’s model for managing such.
A financial asset is measured at amortized cost under IFRS 9 Financial Instruments (“IFRS 9”) if it meets both of the following conditions and is not designated as at fair value through profit or loss:
•
it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•
its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s financial assets carried at fair value through profit or loss comprise in-the-money or out-of-money derivatives. They are carried in the consolidated and combined statement of financial position at fair value with changes in fair value recognized in the consolidated and combined statement of profit or loss in the finance income or expense line.
The Group’s financial assets include trade and other receivables and the Group’s financial liabilities include trade and other payables, including accrued liabilities and deferred consideration.
Trade and other receivables
Trade and receivables are initially recorded at fair value plus transaction costs that are directly attributable to their acquisition or issue, and are subsequently carried at amortized cost using the effective interest rate method, and are short term in nature.
Impairment of financial assets (including receivables)
At the end of each reporting period, the Group assesses on a forward-looking basis the expected credit losses (“ECL”) associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Where there has not been a significant increase in credit risk 12-month ECL along with gross interest income are recognized. For those where credit risk has increased significantly since initial recognition, lifetime credit losses along with gross interest income are recognized. For those that are determined to be credit impaired, lifetime expected credit

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
2.
Significant accounting policies (continued)

losses along with interest income on a net basis are recognized. Management have determined that cash and cash equivalents have low credit risk and therefore applied the 12-month ECL for these instruments.
The Group applies the simplified approach permitted by IFRS 9 for trade receivables held at amortized cost, which requires expected lifetime losses to be recognized from initial recognition of the receivables. To measure the ECL, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The expected loss rates have been calculated based on past default experience and an assessment of the future economic environment and forecast future revenues. The ECL has been calculated with reference to the ageing and risk profile of the balances. The carrying amounts of financial assets represent the maximum credit exposure. The Group does not consider contractual payment terms that are more than 30 days past due as a significant increase in credit risk as it considers there is reasonable and supportable information that demonstrates otherwise, and because the Group has not experienced difficulty recovering such amounts in the past.
Trade and other payables
Trade and other payables are not interest-bearing, are stated initially at fair value and are subsequently measured at amortized cost using the effective interest method.
Deferred consideration
Deferred consideration arising in a business combination is stated initially at fair value and is subsequently measured at amortized cost. Management have classified the deferred consideration balance as current, as it is due within twelve months of the reporting date, and have therefore not discounted the amount presented in note 19.
e)
Cash and cash equivalents

Current year
Cash and cash equivalents generally comprise cash on hand, bank deposits and other short-term highly liquid investments with maturities of three months or less, which are generally used by the Group to meet short-term liquidity requirements.
While some cash is held on deposit in support of licenses held in Malta and Spain, the Group has determined the amount does not meet the definition of a cash equivalent and therefore the amount is shown within long-term receivables.
Comparative carve-out information
Fusion used a centralized approach to cash management and financing of its operations and allocates corporate services based on appropriate and consistent methods as disclosed in note 29.
f)
Impairment of non-financial assets

The carrying values of the Group’s non-financial assets are reviewed on an on-going basis for any indication of impairment and, if any such indication exists, the assets’ recoverable amount is estimated. No indicators were identified in either period.
g)
Provisions and contingent liabilities

Provisions are recognized when a present legal or constructive obligation exists for a future liability in respect of a past event and where the amount of the obligation can be estimated reliably. The amount recognized as a provision is the Group’s best estimate of the likely outflows at the end of the reporting period.

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
2.
Significant accounting policies (continued)

Contingent liabilities are recognized when a present legal or constructive obligation exists for a future liability in respect of a past event where the amount cannot be estimated reliably, or, where a possible legal or constructive obligation exists for a future obligation in respect of a past event.
h)
Revenue recognition

Licensing Revenue
The Group generates revenue through income earned from licensing agreements. All revenue is recognized net of value-added tax (‘VAT’) and other sales-related taxes where applicable.
The Group holds contracts to license its gaming content to:
•
Indirect customers, or “Aggregators” (who sub-licenses access to online gaming sites offering betting and gaming activity to consumers); and

•
Direct customers, or “Operators” (online gaming companies) directly, enabling the operator to access games through a third-party integration platform that makes the gaming content available to end users to play via the internet (“the Platform”).

Aggregators and Operators are collectively referred to as “Customers”.
In exchange for providing the license, the Group receives fixed and usage-based fees. The Group has no contractual relationship with the ultimate consumers who play their games.
Based on IFRS 15, the Group has performed the following steps in determining the appropriate amount of revenue to be recognized as obligations are fulfilled under this agreement:
1.
Identification of the contract;

2.
Determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract;

3.
Measurement of the transaction price, including the constraint on variable consideration;

4.
Allocation of the transaction price to the performance obligations; and

5.
Recognition of revenue when each performance obligation is satisfied.

The contracts entered by the Group that are approved and specify rights, payment terms and collectability from the operators is considered reasonably assured.
As a practical expedient, and in accordance with IFRS, we apply a portfolio approach to the contracts as they have similar characteristics. We judge that the effect on the financial statements of using a portfolio approach for the contracts will not differ materially from applying IFRS 15 to the individual contracts within that portfolio.
The Group has assessed the services provided to the Customers and concludes that there is a single performance obligation, with two distinct services satisfied over time with the same pattern of transfer to the Customers:
•
First, the Group provides license access for its gaming content through the Platform along with additional activities such as configuration and support services. The additional activities are not distinct as these are highly interrelated and have significant influence over the Customers’ ability to effectively utilize and derive benefits from, and represent integral components of, the license delivery process; and

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
2.
Significant accounting policies (continued)

•
Second, the Group provides a distinct service, which the administration of contributions received on jackpot games. When a player places a bet on a jackpot game, an element of the amount staked on the game is treated as a contribution to the jackpot, which is remitted to the Group that further transfers it to a third-party administrator to which it has given a non-exclusive license for the overall administration for jackpot games and accordingly divested its interests.

The distinct services above are substantially the same with the same pattern of transfer and Customers simultaneously receiving and consuming access to benefits provided by both services throughout the contractual period. Therefore, the Group has a single performance obligation.
The Group acts as principal and recognizes gross license fees as it retains control over its gaming content and is primarily responsible to the Customers for providing all support services including addressing any services outages. Also, the Group has the ability to establish the price, direct the use and obtain substantially all of the remaining benefits.
The transaction price for the licensing fees is composed of fixed monthly license fees and usage-based fees. The usage-based fees are the variable portion of the consideration received in providing access to the license that is recognized at the later of when: (1) the subsequent usage occurs; and (2) the performance obligation to which the usage-based fees relate has been satisfied (or partially satisfied). The royalty recognition constraint applies as the license is the predominant item to which usage-based fees relate, accordingly, the Group does not estimate variable consideration at the inception of a contract and recognizes usage-based fees as revenue usage occurs.
The Group recognizes revenue from fixed monthly license fees throughout the contractual period, based on the amount it has the right to invoice. The Group recognizes usage-based fees as and when consumers derive benefits from using the content as it depicts the progress towards complete satisfaction of the performance obligation.
The Group has no significant financing arrangement and no material obligations for discounts, incentives, or refunds of commissions subsequent to the completion of performance obligations.
Progressive administrative fee revenue
The Group has the right to operate a progressive jackpot prize fund, which contributes a proportion of consumers’ bets on qualifying games to a fund which, once triggered, pays out the full amount to a player.
The Group has contracts in place with a third-party administrator under which the Group has granted access to and devolved the operations of a progressive software suite (used for the management, marketing, operation, and administration of the jackpot games). The third-party administrator has the ability to direct the use of and obtain substantial benefits from the administration of the jackpot.
When a consumer places a bet on a jackpot game, they pay a contribution, including a management and progressive administrative fee. The Group recognizes the progressive administrative fees as revenue as and when its customers derive benefits from using the content as it depicts the progress towards complete satisfaction of the performance obligation.
Revenue from progressive administrative fees is recognized on a net basis since the Group is acting as an agent because the Group’s performance obligation is limited to providing access to jackpot games and progressive software suite, with the control over the operations of the progressive software suite lying with the third-party administrator.
Other
Included within revenue are amounts billed to third-party developers where the Group has incurred expenditure on their behalf for services that the third-party developer has no practical access to, such as translations/certification/testing that is then recharged on a cost-plus basis.

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
2.
Significant accounting policies (continued)

i)
Cost of services

Costs that are directly related to the generation of revenue include: license fees payable for third-party content and brands; fees payable to third-party studios for game development; technology costs directly attributable to development activity; platform fees; amortization of intellectual property; costs related to development staff that are not otherwise capitalized; and platform fees. Such costs are classified as cost of services and recognized as incurred. All other costs are explicitly not considered cost of services as no revenue is earned directly from such costs.
j)
Operating segments

Operating segments are components of the Group that engage in business activities from which the Group may incur expenses, for which discrete financial information is available and that are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision-Maker (“CODM”) for the ability to make decisions on allocation of resources and to assess the overall performance of the Group. The CODM has been identified as the Chief Executive Officer and Chief Financial Officer of the Group.
The activities of the Group are considered to be one segment which is reflected in its organizational structure and internal reporting and comprises the research, development and subsequent exploitation of game IP. The Company does not distinguish in its internal reporting different segments, neither business nor geographical segments. The CODM consider that there is one reporting and operating segment.
The following table shows the breakdown of the Group’s non-current assets (i.e., intangible assets, property, plant and equipment) by geographical location as of March 31:
	Non-current assets by location of assets
	2023 €’000	2022 €’000
Isle of Man (“IOM”)	99,449	91,645
Europe (Incl. UK & excl. IOM)	105,640	—
North America	29,640	—
Rest of World (“ROW”)	6,416	—
	241,145	91,645

k)
Finance income

Finance income is accrued on a time basis by reference to the principal outstanding and at the effective interest rate applicable. This is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to its net carrying amount.
l)
Income taxes

Income tax expense represents the sum of current and deferred taxes. Current and deferred taxes are recognized in the consolidated and combined statement of profit or loss except to the extent they relate to items recognized in the consolidated and combined statement of comprehensive income or directly in the consolidated and combined statement of changes in equity in which case they are recognized in other comprehensive income or equity respectively.
Current tax
Current tax payable is based on taxable income for the year. Taxable income differs from earnings as reported in the consolidated and combined statement of profit or loss because of items of income or expense

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
2.
Significant accounting policies (continued)

that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the particular reporting period.
Uncertain tax positions
A provision is recognized for those matters for which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable. The assessment is based on the judgment of tax professionals within the Group supported by previous experience in respect of such activities and in certain cases based on specialist independent tax advice.
Deferred tax
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the Group’s consolidated and combined financial statements and the corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable income will be available against which those deductible temporary differences can be utilized, or where the legislation grants the ability for the deferred tax asset to be recognized against existing taxable temporary differences. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.
Deferred tax liabilities are recognized for taxable temporary differences associated with investments and interests in subsidiaries and associates, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profit against which to utilize the temporary differences and they are expected to reverse in the foreseeable future, or where the legislation permits, the reversal of existing taxable temporary differences is sufficient to support the realization of the deferred tax asset.
The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of any such asset to be recovered. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, in each case based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the particular reporting period, to recover or settle the carrying amount of its assets and liabilities.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis. Deferred tax assets and liabilities are not discounted.
m)
Leases

At the inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
2.
Significant accounting policies (continued)

The Group as a lessee
The Group recognizes a right-of-use asset and a lease liability at the lease commencement date.
The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement of the lease, and any initial costs. Right-of-use assets are then subsequently measured at cost less accumulated depreciation and impairment losses. Right-of-use assets are depreciated over the shorter of the lease term and the useful life of the underlying asset, and are tested for impairment in accordance with IAS 36, Impairment of Assets (“IAS 36”).
The lease liability is initially measured at the present value of the future lease payments, discounted by using the interest rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate at the lease commencement date. The Group subsequently measures the lease liability by increasing the carrying amount to reflect interest on the lease liability and by reducing the carrying amount to reflect the lease payments made.
Interest on the lease liability is recognized in financial expenses within the consolidated and combined statement of profit or loss. The total amount of cash payments in relation to lease payments is separated into a principal portion and interest, presented within financing activities in the consolidated and combined statement of cash flows.
Lease payments included in the measurement of the lease liability include:
•
fixed lease payments (including in-substance fixed payments), less any lease incentives;

•
variable lease payments that depend on an index or rate initially measured using the index or rate at the commencement date;

•
amount expected to be payable by the lessee under residual value guarantees;

•
the exercise price of purchase options or the term of extension options if the lessee is reasonably certain to exercise the options; and

•
payments of penalties for terminating the lease if the lease includes an option to terminate the lease.

The Group remeasures the lease liability and makes a corresponding adjustment to the related right-of-use asset whenever:
•
the lease term has changed or there is a change in the assessment of exercise of a purchase or an extension option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;

•
the lease payments change due to changes in an index or rate or change in expected payment under a guaranteed residual value, in which case the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used); or

•
a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

Variable payments that do not depend on an index or rate are not included in the measurement of the lease liability or right-of-use asset. The related payments are recognized as an expense in the year in which the event or condition that triggers such payments occurs.
As a practical expedient, IFRS 16 permits a lessee to account for any lease and associated non-lease components as a single arrangement instead of separating the non-lease components. The Group has applied this practical expedient.

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
2.
Significant accounting policies (continued)

For short-term leases (lease term of 12 months or less) and leases of low-value assets, such as personal computers and office furniture, the Group has opted to recognize a lease expense on a straight-line basis as permitted by IFRS 16.
The leases held by the Group and accounted for under IFRS 16 as right-of-use assets and lease liabilities relate to office buildings.
n)
Business combinations

Acquisitions of subsidiaries are accounted for using the acquisition method. The value of an acquisition is measured at the date that control passes and represents the aggregate of the fair values of assets given, liabilities incurred or assumed and any equity instruments issued by the Group in exchange for control of the acquiree and fair value of previously held equity interests. The identifiable assets and liabilities of the acquiree are recognized at their fair values at the date of acquisition.
Following the acquisition of control, no goodwill is recognized on subsequent purchases of equity interests in the acquiree and instead the difference between the cost of such acquisitions is recognized through retained earnings. An adjustment is also made to non-controlling interests and the foreign exchange translation reserve through retained earnings to reflect the reduced non-controlling interest. Costs relating to the acquisition of businesses are expensed to the consolidated and combined statement of profit or loss when incurred. Costs related to the acquisition of non-controlling interests are recognized directly in retained earnings.
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (12 months), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.
o)
Share capital

Financial instruments issued by the Group are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset.
The Group’s ordinary shares are classified as equity instruments.
p)
Dividends

Dividends are recognized when they become legally payable. In the case of interim dividends to equity shareholders, this is when declared by the directors. In the case of final dividends this is when approved by the shareholders at the Annual General Meeting of the Company.
Recent accounting pronouncements
1.
Adoption of new and revised accounting standards and interpretations

All IASB issued standards, policies, interpretations and amendments which were effective for the Group for periods beginning April 1, 2022, have been applied in these consolidated and combined financial statements.

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
2.
Significant accounting policies (continued)

2.
IFRS standards issued not yet effective

The following IFRSs have been issued but have not been applied in these financial statements at the date of their approval. Their adoption is not expected to have a material effect on the Group’s consolidated and combined financial statements:
•
Amendments to IAS 1: Classification of Liabilities as Current or Non-current (effective January 1, 2023);

•
IFRS 17 Insurance Contracts and amendments to Insurance Contracts (effective date January 1, 2023);

•
IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies; (effective date January 1, 2023);

•
Amendments to IAS 8: Definition of Accounting Estimates (effective date January 1, 2023);

•
Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective date January 1, 2023).

•
Initial Application of IFRS 17 and IFRS 9 — Comparative Information (Amendments to IFRS 17) (effective date January 1, 2023).

•
Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (effective date to be confirmed);

•
Lease Liability in a Sale and Leaseback (Amendments to IFRS 16) (effective date January 1, 2024).

•
Classification of Liabilities as Current or Non-current (Amendments to IAS 1) (effective date January 1, 2024)

•
Non-current Liabilities with Covenants (Amendments to IAS 1) (effective date January 1, 2024)

•
International Tax Reform — Pillar Two Model rules (Amendments to IAS 12) (effective date 1 January 2023);

•
Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7) (effective date January 1, 2024);

•
Lack of Exchangeability (Amendments to IAS 21) (effective date 1 January 2025).

The adoption of the new standards and interpretations are not expected to have a significant impact on the Group’s consolidated and combined financial statements.
3.
Critical accounting judgments and key sources of estimation uncertainty

The preparation of the consolidated and combined financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and amounts reported in the consolidated and combined financial statements and accompanying notes. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
3.
Critical accounting judgments and key sources of estimation uncertainty (continued)

The critical accounting judgments and key sources of estimation uncertainty that management believe to have the most significant impact on the consolidated and combined financial statements are described below.
Critical accounting judgments
Identification of useful economic lives of Game IP
The Group has a significant IP balance recorded as an intangible asset, as presented in note 14 of the consolidated and combined financial statements.
Upon completion of these assets, which is considered for the purposes of Game IP to be the date at which the game is able to be released to market after certification and testing, the Group commences amortization on a straight line basis over a five year useful economic life. The five year period has been concluded as appropriate for the Group’s game IP portfolio having considered both internal factors such as historical game longevity and external factors such as the uncertainty of forecasting technological, regulatory or market influences that may impact the life of games.
Determination of carve-out values attributed to the Group in comparative financial periods
In determining the values used to prepare carve-out financial statements, management determined that the Group would apply the ‘management approach’ rather than the ‘legal entity approach’ given that, as outlined in notes 1 and 29 of the consolidated and combined financial statements, the latter would not provide a meaningful presentation of the Group’s financial information.
In deriving these amounts, where there was no direct attribution possible (unlike, for example, revenue where invoices had been received that were specifically attributable to the Game Development Business Unit), management had to apply a reasonable basis to allocate each account balance or transaction class between the Games Development Business Unit and the remaining business of Fusion (refer to note 29 of the consolidated and combined financial statements).
Accounting for acquired intangibles under IFRS 3
The Group made a number of acquisitions during the year that were accounted for as business combinations under IFRS 3. The Group is required to allocate the acquisition cost of entities and activities through business combinations on the basis of the fair value of the acquired assets and assumed liabilities, and this may give rise to the recognition of intangible assets not previously recorded in the acquiree’s financial statements.
While the book values of working capital balances and acquired property and equipment for these transactions have been determined to be largely approximate to their fair values, the valuation of previously-unidentified intangible assets such as customer lists and game IP is dependent on a number of assumptions and estimates by management (such as discount rates, relief from royalty rates, and estimated future cash flows including forecast underlying GGR, and the decay curves of games) that input into valuation techniques used in deriving their fair values. Estimates made by management influence the amounts of the acquired assets and assumed liabilities and the depreciation and amortization of acquired assets. Reference is made to note 4 of the consolidated and combined financial statements.
Further, as outlined in note 4 of the consolidated and combined financial statements, the Group has recorded an intangible asset on acquisition of Mahi at a value of €13.5 million relating to five game engines used by the Company to develop and test games. All these engines were internally developed technology and remain in use for the game development activities performed by Mahi. The assets were valued using a replacement cost methodology, with management ascribing a valuation to the engines based on the expected

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
3.
Critical accounting judgments and key sources of estimation uncertainty (continued)

cost to reproduce the engines as at August 4, 2022. The inputs to the valuation calculation were the number of employees at the requisite levels of expertise, the time needed from these employees to rebuild the asset and an annual compensation estimate that reflects the relevant employees’ seniority. The inputs to the calculation of the fair value depend on management’s experience in the build of these assets and their judgments used in determining the time and resources required to reproduce these assets.
Accounting for consideration paid for business combinations under IFRS 3
As outlined in note 4 of the consolidated and combined financial statements, the acquisitions of a) Mahi and b) Spinplay, Snowborn, JFTW and Riversun were transacted for consideration of equity in the Company with a value of €80.8 million and €81.2 million, respectively.
In order to determine the fair value of these considerations, the Group was required to perform a valuation exercise of the entire Group, which was conducted on a discounted cash flow basis. Given the influence on the consideration values (and subsequently on the goodwill recognized) of inputs such as forecast future cash flows and discount rates, there was considerable judgment applied in determining these fair values.
Capitalization and impairment of internally developed intangible assets
Management reviews expenditures, including wages and benefits for employees, incurred on development activities and based on its judgment of the costs incurred assesses whether the expenditure meets the capitalization criteria set out in IAS 38 and the intangible assets accounting policy within the notes to the Group’s consolidated and combined financial statements. Management considers if additional expenditure on projects relates to maintenance or new development projects. In addition, the useful life of capitalized development costs is determined by management at the time the software is brought into use and is regularly reviewed for appropriateness. For unique software products that the Group controls and develops, the life is based on historical experience with similar products as well as anticipation of future events, which may impact their useful economic life, such as changes in technology.
Key sources of estimation uncertainty
Accounting for Mahi option
As outlined in notes 4 and 17 of the consolidated and combined financial statements, the Group has recorded an other current asset of €46.7 million, representing its fair market value on the acquisition date, relating to a call option acquired by the Group as part of its acquisition of the Mahi business, which gives the holder the right to acquire the business-to-business trade and assets of Digital Gaming Corporation USA (“DGC”), an unrelated company, for a price that would be determined as at the date of execution of the option through a pricing mechanism established in the option agreement. The option is conditional on the Group securing regulatory approvals to operate in certain U.S. states.
The other current asset, which had initially been carried at a nominal US$100 in the acquiree’s financial statements, was required to be fair valued at the date of acquisition. The valuation of the option was conducted using a lattice trinomial pricing tree, which assumes that the asset price will move on a probability-weighted average basis at the expected risk-free rate less the expected dividend rate. A lattice approach was used given that the option’s pricing mechanic is variable and as there is a contingency on the Group obtaining licenses from certain regulatory bodies. There is a risk of material adjustments in subsequent periods if the Group does not obtain the licenses from certain regulatory bodies.
The inputs to the calculation of the fair value are highly complex and uncertain and as such this is judged to have a high level of estimation uncertainty, with particular sensitivity to the EBITDA multiple applied in the valuation of the business-to-business assets of DGC (as disclosed in note 17 of the consolidated

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
3.
Critical accounting judgments and key sources of estimation uncertainty (continued)

and combined financial statements). The impact on the valuation of movements in the risk free rate and volatility applied to the valuation was limited given the relatively short period to the expiry of the option which, at the date of the acquisition of Mahi, was contracted to expire on April 7, 2023.
4.   Acquisition of Subsidiaries
Quickfire, GG Estonia, Almond, Corvide and Oakwood
On May 1, 2022, the Company acquired 100% of the issued share capital of Quickfire, GG Estonia, Almond, Corvide and Oakwood obtaining control of all five entities.
Quickfire
Quickfire distributes online games content under license to independent operators and qualifies as a business as defined in IFRS 3 Business Combinations (“IFRS 3”).
The amounts recognized in respect of the identifiable assets acquired and liabilities assumed are as set out in the table below.
€’000
Cash and cash equivalents	4,236
Trade and other receivables	19,896
Property, plant and equipment	—
Identifiable intangible assets – customer lists	3,247
Financial liabilities	(23,430)
Deferred tax assets / (liabilities)	—
Total identifiable assets acquired and liabilities assumed	3,949
Goodwill	2,251
Total consideration
Satisfied by:
Cash	6,200
Deferred cash consideration	—
Total consideration transferred	6,200
Net cash outflow arising on acquisition:
Cash consideration	6,200
Less: cash and cash balances acquired	(4,236)
1,964
Included within trade and other receivables are trade receivables that have a fair value of €18.0 million and a gross contractual value of €18.0 million. It is expected that all contractual cashflows will be collected. No contingent liabilities have been identified upon acquisition. The above acquisition has contributed €58.3 million to the Group’s revenues and €46.3 million to the Group’s profit for the period between acquisition date and reporting date. The intellectual property from which the acquired business generates its revenues is, and was prior to its acquisition, owned by the Group.
Acquisition costs of a nominal amount arose as result of the transaction. These have been recognized as part of general and administrative expenses in the consolidated and combined statement of profit or loss.

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
4.   Acquisition of Subsidiaries (continued)
GG Estonia
GG Estonia is a game development studio that develops games for distribution to independent operators through other group companies and qualifies as a business as defined in IFRS 3.
The amounts recognized in respect of the identifiable assets acquired and liabilities assumed are as set out in the table below.
€’000
Cash and cash equivalents	445
Trade and other receivables	797
Property, plant and equipment	—
Identifiable intangible assets	—
Financial liabilities	(107)
Deferred tax assets / (liabilities)	—
Total identifiable assets acquired and liabilities assumed	1,135
Goodwill	14
Total consideration
Satisfied by:
Cash	—
Deferred cash consideration	1,149
Total consideration transferred	1,149
Net cash inflow arising on acquisition:
Cash consideration	—
Less: cash and cash balances acquired	(445)
(445)
Deferred cash consideration was payable within 12 months and as such is not discounted.
Included within trade and other receivables are trade receivables that have a fair value of €0.7 million and a gross contractual value of €0.7 million. It is expected that all contractual cashflows will be collected. No contingent liabilities have been identified upon acquisition. The above acquisition has contributed €80,000 to the Group’s revenues and a loss of €7.5 million to the Group’s profit for the period between acquisition date and reporting date. The purpose of the acquisition is related to the benefit of expected synergies, future market development, and workforce growth.
Acquisition costs of a nominal amount arose as result of the transaction. These have been recognized as part of general and administrative expenses in the consolidated and combined statement of profit or loss.
Almond
Almond is a game development studio that develops games for distribution to independent operators through other group companies and qualifies as a business as defined in IFRS 3.

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
4.   Acquisition of Subsidiaries (continued)
The amounts recognized in respect of the identifiable assets acquired and liabilities assumed are as set out in the table below.
€’000
Cash and cash equivalents	266
Trade and other receivables	59
Property, plant and equipment	47
Identifiable intangible assets	—
Financial liabilities	(142)
Deferred tax assets / (liabilities)	—
Total identifiable assets acquired and liabilities assumed	230
Goodwill	—
Total consideration
Satisfied by:
Cash	—
Deferred cash consideration	230
Total consideration transferred	230
Net cash inflow arising on acquisition:
Cash consideration	—
Less: cash and cash balances acquired	(266)
(266)
Included within trade and other receivables are trade receivables that have a fair value of €50,000 and a gross contractual value of €50,000. It is expected that all contractual cashflows will be collected. No contingent liabilities have been identified upon acquisition. The above acquisition has contributed €nil to the Group’s revenues and a loss of €1.0 million to the Group’s profit for the period between acquisition date and reporting date. The purpose of the acquisition is related to the benefit of expected synergies, future market development, and workforce growth.
Acquisition costs of a nominal amount arose as result of the transaction. These have been recognized as part of general and administrative expenses in the consolidated and combined statement of profit or loss.
Corvide
Corvide is a game development studio that develops games for distribution to independent operators through other group companies and qualifies as a business as defined in IFRS 3.
The amounts recognized in respect of the identifiable assets acquired and liabilities assumed are as set out in the table below.
€’000
Cash and cash equivalents	566
Trade and other receivables	—
Property, plant and equipment	320
Identifiable intangible assets	45
Financial liabilities	(35)
Deferred tax assets / (liabilities)	—
Total identifiable assets acquired and liabilities assumed	896

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
4.   Acquisition of Subsidiaries (continued)
€’000
Goodwill	405
Total consideration
Satisfied by:
Cash	1,301
Deferred cash consideration	—
Total consideration transferred	1,301
Net cash outflow arising on acquisition:
Cash consideration	1,301
Less: cash and cash balances acquired	(566)
735

Included within trade and other receivables are trade receivables that have a fair value of €nil and a gross contractual value of €nil. It is expected that all contractual cashflows will be collected. No contingent liabilities have been identified upon acquisition. The above acquisition has contributed €nil to the Group’s revenues and a loss of €6.0 million to the Group’s profit for the period between acquisition date and reporting date. The purpose of the acquisition is related to the benefit of expected synergies, future market development, and workforce growth.
Acquisition costs of a nominal amount arose as result of the transaction. These have been recognized as part of general and administrative expenses in the consolidated and combined statement of profit or loss.
Oakwood
Oakwood is a sales and marketing company and qualifies as a business as defined in IFRS 3.
The amounts recognized in respect of the identifiable assets acquired and liabilities assumed are as set out in the table below.
€’000
Cash and cash equivalents	45
Other receivables	215
Property, plant and equipment	448
Right of use assets	1,212
Identifiable intangible assets	—
Financial liabilities	(1,651)
Deferred tax assets / (liabilities)	—
Total identifiable assets acquired and liabilities assumed	269
Goodwill	31
Total consideration
Satisfied by:
Cash	300
Deferred cash consideration	—
Total consideration transferred	300
Net cash outflow arising on acquisition:
Cash consideration	300
Less: cash and cash balances acquired	(45)
255

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
4.   Acquisition of Subsidiaries (continued)
There were no trade receivables included in assets on the acquisition of Oakwood. It is expected that all contractual cashflows will be collected. No contingent liabilities have been identified upon acquisition. The above acquisition has contributed €nil to the Group’s revenues and a loss of €2.0 million to the Group’s profit for the period between acquisition date and reporting date. The purpose of the acquisition is related to the benefit of expected synergies, future market development, and workforce growth.
Acquisition costs of a nominal amount arose as result of the transaction. These have been recognized as part of general and administrative expenses in the consolidated and combined statement of profit or loss.
PNL, PNS and Kova
On May 31, 2022, the Company acquired 100% of the issued share capital of PNL, PNS and Kova obtaining control of all three entities. All three entities distribute online games content under license to independent operators and qualify as a business as defined in IFRS 3. The entities’ business combination accounting is combined as they were acquired as a corporate group from the vendor.
The amounts recognized in respect of the identifiable assets acquired and liabilities assumed are as set out in the table below.
€’000
Cash and cash equivalents	7,319
Trade and other receivables	9,037
Property, plant and equipment	450
Identifiable intangible asset – customer lists	600
Identifiable intangible asset – licenses	2,367
Financial liabilities	(12,681)
Deferred tax assets / (liabilities)	(148)
Total identifiable assets acquired and liabilities assumed	6,944
Goodwill	5,156
Total consideration
Satisfied by:
Deferred cash consideration	12,100
Total consideration transferred	12,100
Net cash inflow arising on acquisition:
Cash consideration	—
Less: cash and cash balances acquired	(7,715)
(7,715)
Deferred cash consideration was payable within 12 months and as such is not discounted.
Included within trade and other receivables are trade receivables that have a fair value of €6.7 million and a gross contractual value of €6.7 million. It is expected that all contractual cashflows will be collected. No contingent liabilities have been identified upon acquisition.
The above acquisition has contributed €39.7 million to the Group’s revenues and €32.6 million to the Group’s profit for the period between acquisition date and reporting date. The intellectual property from which the acquired business generates its revenues is, and was prior to its acquisition, owned by the Group.

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
4.   Acquisition of Subsidiaries (continued)
Acquisition costs of a nominal amount arose as result of the transaction. These have been recognized as part of general and administrative expenses in the consolidated and combined statement of profit or loss.
Prior to acquisition, the Group and the entities acquired and their owners had a trading relationship which the Group has recognized in these financial statements as separate transactions. Prior to the acquisition, both PNL and PNS had recorded €nil revenue and €0.7 million and €0.4 million costs with the Group respectively. Kova had recorded €nil revenue and €nil costs with the Group prior to the acquisition.
Creative Foundry PTY
On July 1, 2022, the Company acquired 100% of the issued share capital of Creative Foundry PTY obtaining control. Creative Foundry PTY is a game development studio that develops games for distribution to independent operators through another group company and qualifies as a business as defined in IFRS 3.
The amounts recognized in respect of the identifiable assets acquired and liabilities assumed are as set out in the table below.
€’000
Cash and cash equivalents	2,577
Trade and other receivables	2,909
Property, plant and equipment	941
Identifiable intangible assets	—
Financial liabilities	(7,021)
Deferred tax assets / (liabilities)	(809)
Total identifiable assets acquired and liabilities assumed	(1,403)
Goodwill	3,646
Total consideration
Satisfied by:
Elimination of intracompany receivables at acquisition	(2,891)
Settlement of debt	5,134
Total consideration transferred	2,243
Net cash outflow arising on acquisition:
Settlement of debt	5,134
Less: cash and cash balances acquired	(2,595)
2,539
Included within trade and other receivables are trade receivables that have a fair value of €5.6 million and a gross contractual value of €5.6 million. It is expected that all contractual cashflows will be collected. No contingent liabilities have been identified upon acquisition.
The above acquisition has contributed €60,000 to the Group’s revenues and a loss of €23.7 million to the Group’s profit for the period between acquisition date and reporting date. The purpose of the acquisition is related to the benefit of expected synergies, future market development, and workforce growth.
Acquisition costs of a nominal amount arose as result of the transaction. These have been recognized as part of general and administrative expenses in the consolidated and combined statement of profit or loss.

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
4.   Acquisition of Subsidiaries (continued)
Prior to acquisition, the Group and the owners of the entity acquired had a trading relationship which the Group has recognized in these financial statements as separate transactions. Creative Foundry had recorded €5.7 million revenue and €nil costs with the Group prior to the acquisition.
Mahi
On August 4, 2022, the Company acquired 100% of the issued share capital of Mahi obtaining control. Mahi is a game development studio that develops games for distribution to independent operators through another group company and qualifies as a business as defined in IFRS 3.
The amounts recognized in respect of the identifiable assets acquired and liabilities assumed are as set out in the table below.
€’000
Cash and cash equivalents	3,205
Trade and other receivables	549
Other current asset	46,664
Property, plant and equipment	638
Right of use assets	502
Identifiable intangible assets	13,500
Financial liabilities	(1,272)
Deferred tax assets / (liabilities)	(332)
Total identifiable assets acquired and liabilities assumed	63,454
Goodwill	17,346
Total consideration
Satisfied by:
Equity instruments	80,800
Total consideration transferred	80,800
Net cash inflow arising on acquisition:
Cash consideration	—
Less: cash and cash balances acquired	(3,205)
(3,205)
Consideration consisted of 32,490 ordinary shares of the Company with a nominal amount of £0.0001. The shares were valued using a discounted future cash flow method. Management’s inputs and methodology used in the valuation are presented in section “Key sources of estimation uncertainty” of note 3.
Included within trade and other receivables are trade receivables that have a fair value of €29,000 and a gross contractual value of €29,000. It is expected that all contractual cashflows will be collected.
The other current asset of €46.7 million, representing its fair market value on the acquisition date, relates to a call option over the B2B trade and assets of DGC as disclosed in notes 3 and 17 of the consolidated and combined financial statements. No contingent liabilities have been identified upon acquisition.
The above acquisition has contributed €nil to the Group’s revenues and a loss of €14.8 million to the Group’s profit for the period between acquisition date and reporting date. The purpose of the acquisition is related to the benefit of expected synergies, future market development, and workforce growth.
Acquisition costs of a nominal amount arose as result of the transaction. These have been recognized as part of general and administrative expenses in the consolidated and combined statement of profit or loss.

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
4.   Acquisition of Subsidiaries (continued)
Prior to acquisition, the Group and the owners of the entity acquired had a trading relationship which the Group has recognized in these financial statements as separate transactions. Mahi had recorded €3.9 million revenue and €nil costs with the Group prior to the acquisition.
Spinplay, Snowborn, JFTW and Riversun (the Velo Studios)
On February 28, 2023, the Company acquired 60% of the issued share capital of Spinplay, 54.08% of the issued share capital of Snowborn, 62.29% of the issued share capital of JFTW and 61.28% of the issued share capital of Riversun obtaining control of all acquired entities.
All acquired entities are game development studios that develop games for distribution to independent operators through another group company and qualifies as a business as defined in IFRS 3. The entities’ business combination accounting is combined as they were acquired on the same day from the same vendor.
The amounts recognized in respect of the identifiable assets acquired and liabilities assumed are as set out in the table below.
€’000
Cash and cash equivalents	7,495
Trade and other receivables	2,631
Property, plant and equipment	55
Right of use asset	815
Identifiable intangible assets	26,511
Financial liabilities	(744)
Deferred tax assets/(liabilities)	(5,068)
Uncertain tax provisions (note 10)	(2,314)
Total identifiable assets acquired and liabilities assumed	29,381
Goodwill	65,417
Non-controlling interest	(13,598)
81,200
Total consideration
Satisfied by:
Cash	—
Equity instruments	81,200
Total consideration transferred	81,200
Net cash inflow arising on acquisition:
Cash consideration	—
Less: cash and cash balances acquired	(7,495)
(7,495)
This acquisitions resulted in non-controlling interest, refer to note 1, which was measured at the fair value of the non-controlling interest of €13.6 million. This was determined by applying an income approach. This assumed discount rate of 11.8%, long term growth rate of 2.0%.
Prior to acquisition, the Group and the entities acquired and their owners had a trading relationship which the Group has recognized in these financial statements as separate transactions. The entities had recorded a combined total of €14.1 million revenue and €nil costs with the Group prior to the acquisition.

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
4.   Acquisition of Subsidiaries (continued)
Included within trade and other receivables are trade receivables that have a fair value of €2.6 million and a gross contractual value of €2.6 million. It is expected that all contractual cashflows will be collected. No contingent liabilities have been identified upon acquisition.
The above acquisition has contributed €nil to the group’s revenues and €0.7 million to the group’s profit for the period between acquisition date and reporting date. Contribution to profit exceeded revenues as the company had previously been a supplier to the Group.
Acquisition costs of a nominal amount arose as result of the transaction. These have been recognized as part of general and administrative expenses in the consolidated and combined statement of profit or loss.
Prior to acquisition, the Group and the entities acquired and their owners had a trading relationship which the Group has recognized in these financial statements as separate transactions.
Information regarding business combinations
Goodwill is generally made up from expected synergies from combining operations of the acquiree and the acquirer, as well as the acquiree workforce. Regarding all acquisitions in this note, none of the goodwill is expected to be deductible for income tax purposes.
The primary reason for these business combinations was to bring together a range of complementary businesses, across studios (Corvide, Creative Foundry, Almond, Mahi, the Velo Studios), distribution networks (Quickfire), licensed entities (PNL, PNS and Kova) and sales and marketing services (Oakwood), to develop a group with an end to end studio network of scale.
Unaudited proforma financial information
If all the acquisitions in this note had occurred on April 1, 2022, the total Group’s revenue and profit would have been €319.1 million and €104.2 million respectively.
5.   Revenue
The Group derives its revenue from contracts with customers for the transfer of services over time.
Disaggregation of revenue:
External revenue by distribution channel	2023 €’000	2022 €’000
Indirect revenues	171,767	163,934
Direct revenue	133,878	—
Other revenue	1,281	4,363
Total	306,926	168,297
Included in the above, are revenues of €148.7 million (2022: €163.9 million) which arose from sales to the Group’s largest customer, accounting for 53% of Group revenue (2022: accounting for 97% of revenue). No other single customer contributed 10% or more to the Group’s revenues in either year.
Other revenue for the year ended March 31, 2023 and March 31, 2022 comprised of recharges to third party games developers where the Group have undertaken certain services which have then been recharged on to the third party.
No impairment losses have been recognized in the current year, or prior year, in relation to receivables arising from revenue from contracts with customers.

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
5.   Revenue (continued)
Geographical Information
The Group’s revenue, determined by the location of its customers, can be analyzed as follows:
Year ended March 31, 2023
	Europe* €’000	IOM €’000	North America €’000	Latin America €’000	ROW €’000	Total €’000
Revenue from contracts with customers	123,085	162,133	5,257	15,161	1,290	306,926

*
Incl. UK & Excl. IOM

Year ended March 31, 2022
	Europe* €’000	IOM €’000	North America €’000	Latin America €’000	ROW €’000	Total €’000
Revenue from contracts with customers	—	168,297	—	—	—	168,297

*
Incl. UK & Excl. IOM

6.   Cost of Services
	2023 €’000	2022 €’000
Development expenses	62,758	52,524
License, hosting & platform fees	24,817	—
Staff costs – development personnel (Note 8)	19,594	—
Amortization of IP	28,120	16,111
Total	135,289	68,635
7.   Sales, General and Administrative
	2023 €’000	2022 €’000
Staff costs – other personnel (Note 8)	30,824	122
Legal, audit and other professional fees	10,255	976
Marketing expenses	3,015	—
IT infrastructure and software expenses	4,241	7
Travel	3,591	—
Facilities and other operational expenses	5,711	1,479
Depreciation	1,790	—
Amortization of non-IP assets	454	—
Total	59,881	2,584
Included within legal, audit and other professional fees is €2.9 million in costs related to the IPO and costs associated with the establishment of the Company’s public company structure and processes.
8.   Staff costs
The average number of employees employed by the Group during the year ended March 31, 2023 was 748 (2022: 2).

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
8.   Staff costs (continued)
Staff costs comprise the following:
	2023 €’000	2022 €’000
Directors’ remuneration	2,924	71
Wages and salaries	37,225	16
Social security costs	5,497	35
Other staff costs	4,772	—
Total	50,418	122
9.   Financial income and expenses
Financial income and expenses comprise the following:
	2023 €’000	2022 €’000
Interest income	432	128
Fair value gain on derivative financial asset	882	—
Net foreign exchange gain	—	119
Total finance income	1,314	247
Lease interest expense	(134)	—
Net foreign exchange loss	(2,334)	—
Total finance expenses	(2,468)	—
Of the amounts above interest income of €0.4 million (2022: €0.1 million) relates to financial assets that are measured at amortized cost.
10.   Taxation
	2023 €’000	2022 €’000
Current tax expense:
Current tax on profits for the year	1,959	—
Other overseas tax	1,550	—
Adjustments in respect of prior years	—	—
Total current tax	3,509	—
Deferred tax expense:
Origination and reversal of temporary differences:	(570)	—
Movement in respect of purchased intangibles	(173)	—
Total deferred tax	(743)	—
Total tax expense for the year	2,766	—
Games Global Limited is incorporated and tax resident in Isle of Man (corporate tax rate: 0%) (2022: Isle of Man, 0%) in the year ended March 31, 2023. Its subsidiaries are subject to corporate income tax in all jurisdictions where the Group is active, depending on presence and activity. The applicable statutory tax rates in these jurisdictions range from 0% to 35% which may cause the effective tax rate to differ from the 0% tax rate in the Isle of Man. The following table presents a reconciliation between the tax charge on the basis of the tax rate in Isle of Man, 0%, and the effective tax rate, 2.5%, for the Group in 2023 (2022: 0%).

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
10.   Taxation (continued)
	2023 €’000	2022 €’000
Profit before tax on continuing operations	110,602	97,325
Tax charge applied at 0% (2022: 0%)	—	—
Effects of:
Reversal of timing differences on purchased intangibles	(173)	—
Overseas tax on profits of subsidiaries	2,939	—
Total tax expense for the year	2,766	—
Change in tax rates and factors affecting the future tax charge
The taxation for the year is calculated on the basis that the Company is a tax resident of Isle of Man. As a result, the rate of income tax is 0%. From April 1, 2023, the Company has become a tax resident of the United Kingdom and the rate of corporate income tax on the Company has increased to 25%. However, the Group’s tax charge will be largely influenced by the taxable profits of its trading subsidiaries which are based across a number of jurisdictions.
Where appropriate, deferred taxes at the reporting date have thus been measured and reflected in these consolidated and combined financial statements using the tax rate of 25%.
There were no other factors that may affect future tax charges. The expectation is that the group will not be subject to Pillar 2, a minimum tax regime for multinationals, for the foreseeable future as consolidated revenue is less than €750 million. The applicability of the rules will be monitored going forward.
Uncertain tax provision
The Group is subject to corporate income tax in a number of jurisdictions and there is significant complexity to the application of income tax rules to international businesses in this sector. In relation to this complexity, the Group has identified certain uncertain international tax positions which meet the requirement for recognition. Assessment of the provision is based on the judgment and with advice from external professional tax advisors.
There are no income tax consequences attached to the payment of dividends in 2023 by the Group to its shareholders.
11.   Earnings per share
The Company was incorporated on July 8, 2021 with 100 ordinary shares. On May 13, 2022, the ordinary shares were sub-divided into 1,000,000 ordinary shares. Further, on May 31, 2023, Games Global Limited sub-divided its shares and split the existing 1,060,185 ordinary shares of £0.0001 each to 100 for 1, being sub-divded into 106,018,500 ordinary shares of £0.000001 each. The weighted average shares in the year ended March 31, 2022 and March 31, 2023 are presented as if the shares have been split from the beginning of the year ended March 31, 2022. There were no dilutive shares in the year ended March 31, 2022 or March, 31, 2023.
Basic and diluted profit per share is calculated by dividing profit by the weighted average number of ordinary share outstanding during the year.

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
11.   Earnings per share (continued)
The following table reflects the profit and share data used in the basic and diluted earnings per share calculations:
	2023 €’000	2022 €’000
Profit attributable to ordinary shareholders	107,389	97,325
Weighted average number for ordinary shares for basic and diluted earnings per share	102,362,645	72,876,712
Profit per share, basic and diluted	€1.05	€1.34
12.   Dividends
	2023 €’000	2022 €’000
Amounts recognized as distributions to equity holders in the year:
Final dividend for the year ended March 31, 2022 of €nil per share	—	—
Interim dividend for the year ended March 31, 2023 of €63,000 per share	63	—
Final dividend for the year ended March 31, 2023 of €0.24 per share	250	—
13.   Goodwill
Goodwill €’000
Cost
At April 1, 2021 and March 31, 2022	—
Acquired through business combinations	94,266
Translation	(1,563)
At March 31, 2023	92,703
Net carrying amount
At April 1, 2021	—
At March 31, 2022	—
At March 31, 2023	92,703
The only material impact of movements in foreign exchange rates on the Group’s goodwill balances relates to the acquisition of Mahi of which €1.1 million has been recognized through other comprehensive income. The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.
Assessment of impairment
For the testing of impairment, the recoverable amount of an asset is determined by calculating the asset’s value in use. The calculations are based on five-year cash flow plans approved by the management. In the cash flow model, items affecting the cash-generating unit’s operational cash flow — mainly income and expenses — are examined. Cash flows extending after the five-year forecast period have been calculated using a terminal rate based on management’s estimate of a long-term growth rate. The income and expenses of each asset are estimated based on management’s expectations of future revenues and costs, having considered internal and macroeconomic factors. The cash flows used to measure value in use are discounted to the present value using the discount rate that reflects assessments of the time value of money and the risks specific to the asset.

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
13.   Goodwill (continued)
The carrying amount of goodwill is monitored by operating segment and assessed for impairment at that level.
The major assumptions for calculating the recoverable amount are:
March 31, 2023	€’000
Discount rate	10.8%
Growth rate	2.0%
14.   Intangible assets
The movements during the year in respect of intangible assets, which mainly comprise purchased IP and internally generated IP were as follows:
	Acquired Game IP €’000	Developed Game IP €’000	Assets under construction €’000	Customer Lists €’000	Licenses €’000	Other intangibles €’000	Total €’000
Cost
At April 1, 2021	66,328	—	—	—	—	—	66,328
Additions	50,067	—	—	—	—	—	50,067
At March 31, 2022	116,395	—	—	—	—	—	116,395
Additions	14,424	3,453	11,775	—	—	351	30,003
Additions – business combinations (note 4)	41,669	—	—	3,800	2,200	—	47,669
At March 31, 2023	172,488	3,453	11,775	3,800	2,200	351	194,067
Amortization
At April 1, 2021	(11,984)	—	—	—	—	—	(11,984)
Charge for the year	(16,111)	—	—	—	—	—	(16,111)
At March 31, 2022	(28,095)	—	—	—	—	—	(28,095)
Charge for the year	(27,038)	(1,082)	—	(229)	(211)	(14)	(28,574)
At March 31, 2023	(55,133)	(1,082)	—	(229)	(211)	(14)	(56,669)
Net carrying amount
At April 1, 2021	54,344	—	—	—	—	—	54,344
At March 31, 2022	88,300	—	—	—	—	—	88,300
At March 31, 2023	117,355	2,371	11,775	3,571	1,989	337	137,398
The amortization charge for the year, €26.8 million (2022: €16.1 million) has been included in cost of sales.
The Group holds IP related to its game portfolio. As at March 31, 2023, internally developed IP of €7.3 million and Acquired Game IP of €4.4 million is still under development and amortization has not yet commenced. As at March 31, 2023 the group had no contractual commitments relating to the acquisition of intangible assets.

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
15.   Property, plant and equipment
	Land, buildings and leasehold improvements €’000	Furniture and fixtures €’000	Computer equipment €’000	Total €’000
Cost
At April 1, 2021 and March 31, 2022	—	—	—	—
Additions	899	70	1,066	2,035
Additions – business combinations (note 4)	353	370	1,827	2,550
Disposals	—	(17)	(371)	(388)
Exchange differences	(5)	(11)	47	31
At March 31, 2023	1,247	412	2,569	4,228
Accumulated depreciation
At April 1, 2021 and March 31, 2022	—	—	—	—
Charge for the year	(75)	(81)	(766)	(922)
Exchange differences	—	—	—	—
At March 31, 2023	(75)	(81)	(766)	(922)
Net carrying amount
At April 1, 2021	—	—	—	—
At March 31, 2022	—	—	—	—
At March 31, 2023	1,172	331	1,803	3,306
The total depreciation charge for €0.9 million (2022: €nil) is included in sale, general and administrative expenditure. As at March 31, 2023 the group did not have any material contractual commitments relating to the acquisition of property, plant and equipment.
16.   Leases
Right-of-use asset	Buildings €’000	Total €’000
Cost
At April 1, 2021 and March 31, 2022	—	—
Additions	4,528	4,528
Additions – business combinations (note 4)	3,031	3,031
Exchange differences	(2)	(2)
At March 31, 2023	7,557	7,557
Accumulated depreciation
At April 1, 2021 and March 31, 2022	—	—
Charge for the year	(844)	(844)
Exchange differences	—	—
At March 31, 2023	(844)	(844)

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
16.   Leases (continued)
Right-of-use asset	Buildings €’000	Total €’000
Net carrying amount
At April 1, 2021	—	—
At March 31, 2022	—	—
At March 31, 2023	6,713	6,713

Climate change is not considered to have an impact on the carrying value of these assets.
At March 31, 2023 the Group had no material contractual commitments relating to leases.
The total depreciation charge for €0.9 million (2022: €nil) is included in sales, general and administrative expenditure.
Amounts recognized in profit and loss	2023 €’000	2022 €’000
Depreciation expense on right of use assets	868	—
Interest expense on lease liabilities	134	—
Expense on short term and low value assets	14	—
Total	1,016	—
At March 31, 2023 the Group is committed to €14,000 for short term leases. The total cash outflow for leases amounts to €0.7 million (2022: €nil). The maturity analysis for contractual commitments for lease liabilities is presented in note 27.
The nature of the leasing activities is for office buildings. There are no covenants or restrictions imposed by leases.
Extension and termination options are included within a number of the Group’s leases. The Group may decide to exercise some of these which would have an impact on the lease liability and associated right of use asset. There is not considered to be significant exposure that is not measured within the lease liabilities due to items like extension options and variable lease payments.
There are no significant variable payment features in the leases held by the Group.
Lease liability	2023 €’000	2022 €’000
At April 1	—	—
Interest Expense	134	—
New Leases	7,156	—
Lease Payments	(458)	—
At March 31	6,832	—
The following table sets out the contractual maturity of discounted contractual cash-flows of lease liabilities:
March 31, 2023	Due < 1 year €’000	Due between 1 and 2 years €’000	Due between 2 and 5 years €’000	Due > 5 years €’000
Lease liabilities	2,082	1,295	1,973	1,482
March 31, 2022	Due < 1 year €’000	Due between 1 and 2 years €’000	Due between 2 and 5 years €’000	Due > 5 years €’000
Lease liabilities	—	—	—	—

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
16.   Leases (continued)
Reconciliation of liabilities arising from financing activities related to leases
			Non-cash changes
	2022 €’000	Cash flows €’000	Acquisition – business combinations €’000	Foreign currency changes €’000	2023 €’000
Lease liabilities	—	3,374	3,981	134	6,897
Short-term lease payments	—	(65)	—	—	(65)
Total	—	3,374	3,981	134	6,832
17.   Long-term receivables, trade and other receivables and other current asset
Long-term receivables, trade and other receivables and other current asset comprise the following:
	2023 €’000	2022 €’000	2021 €’000
Trade receivables	72,991	18,524	27,844
Prepayments	2,947	—	—
Deposits	416	—	—
Derivative financial asset	882	—	—
Other receivables	1,479	16	—
Total current trade and other receivables	78,715	18,540	27,844
Other current assets	43,761	—	—
Total other current assets	43,761	—	—
Long term receivables	1,025	3,345	—
Total non-current trade and other receivables	1,025	3,345	—
The trade and other receivables have a typical payment profile of less than 60 days. A maturity analysis of trade receivables is included in note 27.
As disclosed in note 27, no expected credit loss allowance is recognized for trade receivables, due to the expected loss rate being 0% (2022 and 2021: 0%). In calculating the expected credit loss provision on a collective basis, trade receivables were grouped based on customer type (operator, studio, progressive and other) and based on aging (less than 62 days, 62-92 days, 93-123 days and greater than 123 days). Expected loss rates are calculated based on the Group’s historical credit losses over a 2 year period and adjusted for forward looking information including expected inflation rates, interest rates and unemployment rates. Considering the look forward position, as well as prior experience, the business does not have any concern over the ability of any of its customers to pay. The Group tracks trade receivables on a monthly basis and has not experienced any bad debt from newly acquired subsidiaries or ongoing trade.
Other receivables balances are not significant and therefore management has not calculated an expected credit loss provision. Further information on the Group’s credit risk management is described in note 27.
Other current asset
The other current asset of €46.7 million (2022 and 2021: €nil), representing its fair market value on the acquisition date, relates to a call option acquired by the Group during the year ended March 31, 2023 as part of its acquisition of the Mahi business, which gives the holder the right to acquire the trade and assets

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
17.   Long-term receivables, trade and other receivables and other current asset (continued)
of DGC, an unrelated company, for a price that would be determined as at the date of execution of the option through a pricing mechanism established in the option agreement.
The valuation of the option was conducted using a lattice trinomial pricing tree, which has a number of inputs in determining a valuation. As such the asset is categorized as level 3 in the fair value hierarchy framework. At the date of acquisition, which was August 4, 2022, the expiry of the option was April 7, 2023. As such, the relatively short period to expiry meant that the sensitivity of the valuation to the volatility and risk free rate inputs was limited. An increase or decrease of 100bps on the risk free rate of 2.28% would have led to an increase or decrease in the valuation of the option of €0.3 million. Similarly, an increase to 80% or decrease to 20% on the volatility used of 50% would have led to a decrease or increase in the valuation of the option of €0.4 million.
The valuation of the option is most sensitive to the valuation of the underlying business subject to the call. The valuation was determined through the application of a multiple of 8.14x to the underlying business’ EBITDA for the twelve months following the acquisition, which was based on management’s consideration of market conditions specific to the sector. Were this multiple to have been 1x higher or lower, the valuation of the option would have increased or decreased by €6.2 million.
The option is conditional on the Group securing regulatory approvals to operate in certain U.S. states, and was renegotiated following the acquisition of Mahi to extend the expiry to June 30, 2024. As the asset is carried at cost less impairment, no change was made to the carrying value. At March 31, 2023 the expectation was that the option would be called within twelve months. As such, the balance is presented as current.
Long-term receivables
Included as a long-term receivable in the consolidated and combined statement of financial position as at March 31, 2022 is a balance of €3.3 million, which represents a long-term receivable owing from a third party. This was settled in the year ended March 31, 2023. The balance as at March 31, 2023 is cash is held on deposit in support of licenses held in Malta and Spain, the Group has determined the amount does not meet the definition of a cash and cash equivalent and therefore the amount is shown within long term receivables.
18.   Trade and other payables
	2023 €’000	2022 €’000	2021 €’000
Trade payables	22,977	—	8,754
Accruals	18,276	—	—
VAT payable	5,265	3,322	7,671
Development costs payable	—	16,969	—
Other payables	2,834	974	—
Total trade and other payables	49,352	21,265	16,425
The development costs payable in the year ended March 31, 2022 comprise amounts outstanding as payable to development companies for on-going costs related to the generation of IP on behalf of the Group. Trade payables are non-interest bearing and have a typical payment profile of less than 60 days.

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
19.   Deferred consideration
	2023 €’000	2022 €’000	2021 €’000
IP purchase	50,096	—	—
Business combinations	13,500	—	—
Total	63,596	—	—
The deferred consideration payable as at March 31, 2023 comprises amounts owed in relation to acquisitions made in the period as outlined in note 4 (i.e. the business combinations) and a purchase of the portfolio of IP from Fusion on April 1, 2023 for €90 million. There are no contingencies on the considerations, all payments are to be made in cash, and the amounts were all due within twelve months of the reporting date and thus the amount is presented undiscounted.
20.   Deferred taxation
	2023 €’000	2022 €’000	2021 €’000
Opening deferred tax liability	—	—	—
Acquired deferred tax assets	33	—	—
Deferred tax on purchased intangibles	(3,271)	—	—
Other deferred tax related to acquisitions	(2,745)	—	—
Charged to profit or loss – origination and reversal of timing differences	570	—	—
Charged to profit or loss – reversal of timing differences on purchased intangibles	230	—	—
At end of year	(5,183)	—	—
The deferred liability is made up as follows:
	2023 €’000	2022 €’000	2021 €’000
Purchased intangibles	5,785	—	—
Fixed asset timing differences	367	—	—
Right of use assets	8	—	—
Other temporary differences	(977)	—	—
Deferred tax liability	5,183	—	—
The Group has tax losses of €0.1 million carried forward at March 31, 2023 for which no deferred tax asset has been recognized due to reduced certainty over the existence of future taxable profits in the affected subsidiaries.

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
21.   Share Capital
	2023 €	2022 €	2021 €
Authorized:
At March 31, 1,060,185 ordinary shares of GBP 0.000001 each	124	117	—
Issued and fully paid:
At April 1, 2022 1,000,000 ordinary shares of GBP 0.000001 each	117	—	—
Issued during the year	7	117	—
At March 31, 1,060,185 ordinary shares of GBP 0.000001 each	124	117	—
The company has one class of ordinary shares which carry no right to fixed income. The company has no preference shares. There are no reserves held for shares issued under option.
During the year ended March 31, 2023:
•
The Company issued 32,490 ordinary shares with a nominal amount of £0.0001 in relation to the acquisition of Mahi, see note 4.

•
The Company issued 27,695 ordinary shares with a nominal amount of £0.0001 in relation to the acquisitions of Spinplay, Snowborn, JFTW and Riversun, see note 4.

As of December 31, 2023, our issued and outstanding share capital consists of 1,060,185 ordinary shares. On May 31, 2023 Games Global Limited sub-divided its shares and split the existing 1,060,185 ordinary shares of £0.0001 each to 100 for 1, being sub-divded into 106,018,500 ordinary shares of £0.000001 each. The shares have the same rights and are subject to the same restrictions as the previously existing ordinary shares.
22.   Share Premium
	2023 €’000	2022 €’000	2021 €’000
At April 1	—	—	—
Premium arising on equity share issuance*	162,068	—	—
At March 31	162,068	—	—

*
The premium arising on equity share issuance relates to the acquisitions of Mahi and Velo Studios, see note 4.

23.   Reserves
The following describes the nature and purpose of each reserve within equity:
Reserves	Description and purpose
Share premium	Amount subscribed for share capital in excess of nominal value.
Net parent investment	Aggregated profit and loss allocated to Games Global since inception of Fusion
Foreign exchange reserve	Gains/losses arising on retranslating the net assets of foreign operations into Euro.
Retained earnings	All other net gains and losses and transaction with owners (e.g. dividends) not recognized elsewhere.

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
24.   Non-controlling interests
As at March 31, 2023, the Group has six subsidiaries that are considered to have non-controlling interests (refer to note 1). Summarized financial information in respect of each of the group’s subsidiaries that has material non-controlling interests is set out below. The summarized financial information below represents amounts before intragroup eliminations.
Spinplay Holdings Limited	2023 €’000
Current assets	1,440
Non-current assets	941
Current liabilities	(21)
Non-current liabilities	—
2,360
Equity attributable to owners of the parent company	1,415
Non-controlling interests	945
Total	2,360
Other than the deposits described in trade and other receivables there are no significant restrictions on the ability of the Group to access or use assets and settle liabilities.
2023 €’000
Revenue	1,248
Expenses	(5)
Profit for the year	1,243
Other comprehensive income	—
Total comprehensive income attributable to owners of the parent company	746
Total comprehensive income to non-controlling interests	497
There were no dividends paid to non-controlling interests during the year ended March 31, 2023 (2022: nil). No other subsidiaries have material non-controlling interests. Further information about non-controlling interests is given in note 1.
25.   Notes to the cash flow statement
	2023 €’000	2022 €’000	2021 €’000
Cash and bank balances	45,259	—	—
Total	45,259	—	—
Non-cash transactions
Additions to buildings and equipment during the year amounting to €7.6 million (2022 and 2021: €nil) were financed by new leases, see note 16. Additions of IP of €50.1 million in 2023 (2022 and 2021: €nil) were acquired on deferred payment terms, the settlement of which is still outstanding at year end, see note 19.
The investments in Mahi, JFTW, Snowborn, Spinplay and Riversun were non-cash transactions for which consideration paid was in the form of equity in the Group. Deferred consideration of €13.5 million (2022 and 2021: €nil) also arose on other business combinations. Please refer to note 4 for further details.

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
25.   Notes to the cash flow statement (continued)
Changes in liabilities arising from financing activities
Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated and combined cash flow statement as cash flows from financing activities.
Please refer to note 16 for lease liabilities disclosure showing leases reconciliation from opening balance to closing.
26.   Contingent liabilities
From time to time the Group is subject to claims against it of a legal nature, which it considers carefully for financial reporting purposes. At the end of the reporting period, no contingent liabilities were identified by management. There are no material open legal disputes in relation to the Group, and no known regulatory, fiscal or other events that may give rise to an obligation for future liability.
27.   Financial instruments and risk management
The Group is exposed to risks that arise from its use of financial instruments. The main financial instruments used by the Group, are as follows:
•
Trade and other receivables;

•
Trade and other payables;

•
Cash;

•
Derivative financial assets;

•
Long term receivables; and

•
Deferred consideration.

Management have considered the risks arising from the financial instruments held historically, and have documented their key conclusions and responses to the main risks in this note.
Management does not consider interest rate risk to be relevant as it does not have any debt or debt-like items on variable interest rate terms.
Credit risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Group’s principal financial assets that are subject to credit risk are trade and other receivables and cash and cash equivalents.
The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the factors that may influence the credit risk of its customer base, including the default risk associated with the industry and country in which customers operate.
Management has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Group’s standard payment and delivery terms and conditions are offered. The Group’s review includes external ratings, if they are available, financial statements, credit agency information, industry information, and in some cases bank references. Sale limits are established for each customer and reviewed quarterly. Any sales exceeding those limits require approval from the risk management committee.
The Group limits its exposure to credit risk from trade receivables by establishing a maximum payment period of three months for corporate customers. The Group’s receivables are principally in respect of

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
27.   Financial instruments and risk management (continued)
transactions with operators for whom there is no recent history of default. Management does not expect significant losses from non-performance by these operators. The Group considers a customer to be in default after a balance becomes 6 months overdue and to write off balances after 12 months.
The Group establishes an allowance for impairment that represents its estimate of future losses in respect of trade receivables, refer to note 17. The Group does not have any financial assets that are purchased or originated credit-impaired. No financial assets have been remeasured during the year due to adjustments for credit risk.
The ageing of trade receivables was as follows:
Maturity Profile	March 31, 2023 €’000	March 31, 2022 €’000	April 1, 2021 €’000
Less than 30 days	34,862	16,462	27,844
Between 31 and 60 days	20,231	1,915	—
Between 61 and 90 days	10,331	—	—
Between 90 and 120 days	4,221	—	—
More than 120 days	3,346	—	—
Of the trade receivables balance at the end of the year, €32.0 million (2022 and 2021: €nil), or 43.9% is due from the Group’s largest customer. The counterparties the Group sells to have similar characteristics in that they all operate in the same industry however this is not considered an adverse concentration of risk as they are operating in a large and profitable industry.
Below is a table that details the Group’s credit quality of financial assets. There are no contract assets or financial guarantee contracts in place.
March 31, 2023
	Note	ECL measurement	Gross carrying value €’000	Allowance for loss €’000	Net carrying value €’000
Trade receivables	17	Lifetime ECL	72,991	—	72,991
Deposits	17	—	416	—	1,441
Other receivables	17	—	1,479	—	1,479
Cash and cash equivalents	25	12-month ECL	45,259	—	45,259
March 31, 2022
	Note	ECL measurement	Gross carrying value €’000	Allowance for loss €’000	Net carrying value €’000
Long term receivables	17	—	3,345	—	3,345
Trade receivables	17	Lifetime ECL	18,524	—	18,524
Other receivables	17	—	16	—	16
Cash and cash equivalents	25	12-month ECL	163	—	163
April 1, 2021
	Note	ECL measurement	Gross carrying value €’000	Allowance for loss €’000	Net carrying value €’000
Trade receivables	17	Lifetime ECL	27,844	—	27,844

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
27.   Financial instruments and risk management (continued)
The credit risk of financial assets is deemed minimal. To best see the credit risk in terms of days past due please refer to the maturity profile included within this note.
Credit risk also arises from cash and cash equivalents and deposits with banks and financial institutions. The Group holds its cash and cash equivalents with reputable financial institutions and thus does not consider there to be a high likelihood of loss arising from deposits with banking partners. The majority (84%) of Group cash is held with Barclays. Barclays PLC has a long term credit rating of A / Positive, short term credit rating of A-1 and UGCP (Unsupported Group Credit Profile) of bbb+.
The Group has no expectation that any of its financial counterparties will fail to meet its obligations as at March 31, 2023 and as such no ECL provision is deemed necessary.
Liquidity risk
Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash.
The Group is exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The primary objectives of liquidity management consist of ensuring that sufficient cash is available to meet the liabilities of the Groups operations when they are due, without incurring unacceptable losses or risking damage to the business reputation.
Management are of the opinion that the Group will be able to meet its short-term financial liabilities as and when they fall due based on an assessment of the business cash flow forecasts and budgets for the upcoming year.
All current financial liabilities at the reporting date have a maturity date of less than 60 days. The following is an analysis of the contractual maturity of financial liabilities and lease liabilities based on the remaining period at the reporting date to the contractual maturity date:
March 31, 2023	Due < 1 year €’000	Due between 1 and 2 years €’000	Due between 2 and 5 years €’000	Due > 5 years €’000
Trade and other payables	114,157	—	—	—
Deferred consideration	63,596	—	—	—
Lease liabilities	2,082	1,295	1,973	1,482
March 31, 2022	Due < 1 year €’000	Due between 1 and 2 years €’000	Due between 2 and 5 years €’000	Due > 5 years €’000
Trade and other payables	21,265	—	—	—
April 1, 2021	Due < 1 year €’000	Due between 1 and 2 years €’000	Due between 2 and 5 years €’000	Due > 5 years €’000
Trade and other payables	16,425	—	—	—
Foreign Currency Exposure Risk
The Group is subject to foreign currency exposure on its financial instruments and the translations of its subsidiaries with foreign functional currencies to EUR. The impact of currency risk is minimized by the Group purchasing and selling in different currencies and regular conversion of excess foreign currency funds to EUR. At the reporting date, the Group had exposures in the following currencies (in €’000 equivalents):

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
27.   Financial instruments and risk management (continued)
March 31, 2023:
	GBP €’000	USD €’000	ZAR €’000
Cash	3,643	6,806	1,759
Trade receivables	4,431	239	60
Trade payables	2,483	713	22
March 31, 2022:
	GBP €’000	USD €’000	ZAR €’000
Cash	—	—	—
Trade receivables	18,540	—	—
Long term receivables	—	—	3,345
Trade payables	21,265	—	—
April 1, 2021:
	GBP €’000	USD €’000	ZAR €’000
Trade receivables	27,844	—	—
The table below details the effect on profit before tax of a 10% strengthening or weaking of the EUR exchange rate at the reporting date for financial instruments denominated in British Pound(s) (GBP), United States Dollar(s) (USD) and South African Rand(s) ZAR, holding all other variables consistent.
	Earnings impact – gain (loss)
	10% Strengthening €’000	10% Weakening €’000
GBP	(194)	194
USD	47	(47)
ZAR	3	(3)
Categories of financial instruments
The following table combines information about the classes of financial instruments based on their nature and characteristics and the carrying amounts of financial instruments. For all financial instruments carrying amount approximates fair value due to their short-term nature and as such are categorized as level 1 in the fair value hierarchy framework, with the exception of the Company’s derivative financial asset which is categorized as level 2.
Financial assets at March 31, 2023
	Fair value through profit and loss €’000	Amortized cost €’000
Cash and cash equivalents	—	45,259
Trade receivables	—	72,991
Deposits	—	1,441
Derivative financial asset	882	—
Other receivables	—	1,479

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
27.   Financial instruments and risk management (continued)
Financial liabilities and deferred consideration at March 31, 2023
	Fair value through profit and loss €’000	Amortized cost €’000
Trade and other payables	—	115,968
Deferred consideration	—	63,596
Financial assets at March 31, 2022
	Fair value through profit and loss €’000	Amortized cost €’000
Long term receivables	—	3,345
Cash and cash equivalents	—	—
Trade receivables	—	18,524
Other receivables	—	16
Financial liabilities at March 31, 2022
	Fair value through profit and loss €’000	Amortized cost €’000
Trade and other payables	—	21,265
Deferred consideration	—	—
Financial assets at April 1, 2021
	Fair value through profit and loss €’000	Amortized cost €’000
Trade receivables	—	27,844
Trade and other payables	—	16,425
Capital management
The Group’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Management consider the return on capital for the Group to be sufficient to sustain future development of the business.
The capital structure of Games Global consists of issued capital and retained earnings. The Group has no significant external debt or borrowings. The Group is not subject to any externally imposed share capital requirements.
28.   Net parent investment
The carve-out was prepared in accordance with the principles described in notes 1 and 2. The Net Parent Investment is the aggregated profit and loss allocated to Games Global since the inception of Fusion, the net effect of allocations from transactions with Fusion and the net transfers of cash and assets to/from Fusion.

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
29.   Related party transactions
Details of transactions between Games Global and related parties are disclosed below. All transactions with related parties are entered into in the normal course of business.
No expense has been recognized in the year for impairment of amounts owed to Games Global by related parties.
During the year ended March 31, 2023, Games Global received a loan from Fusion for €13.4 million (2022 and 2021: €nil). This loan was interest-free and repayable within 12 months of the initial drawdown. The loan was fully repaid during the year ended March 31, 2023.
Trading transactions
During the year, Group entities entered into the following transactions, in relation to the payment of Director fees, with related parties who are not members of the Group:
	March 31, 2023	March 31, 2022
	€’000	€’000
RNG Squared SARL	2,000	—
Gavin Isaacs Consulting LLC	168	—
Total	2,168	—
No amounts were outstanding at the reporting date. All the entities above are considered to be related parties of the Group because they settle directors’ remuneration on behalf of the Group.
Remuneration of key management personnel
The remuneration of the directors, who are the key management personnel of the Group, is set out below:
	March 31, 2023 €’000	March 31, 2022 €’000
Salaries and bonuses*	2,907	—
Short-term employee benefits	7	—
Other long-term benefits	10	—
Total	2,924	—

*
A portion of this was remunerated through a personal services company.

Corporate allocations (carve-out comparative information)
The combined carve-out statement of profit or loss for the year ended March 31, 2022 reflects allocations from Fusion for general corporate expenses from Fusion including, but not limited to, executive management, finance and legal expenses, information technology, human resources, treasury, compliance testing expenses, procurement and other shared services. These allocations were made on a direct usage basis when identifiable. Where costs were not readily identifiable as relating solely to Games Global, management used a different basis of allocation, which was to apportion the relevant expenses to Games Global as a proportion of total development expenses that related to the Games business unit, being the predominant business activity driving costs.
Management considers these allocations to be a reasonable allocation of the utilization of services by or the benefits provided to the Games Global. The allocations may not, however, reflect the expense the Group would have incurred as a standalone company for the periods presented. Actual costs that may have been incurred if the Company had been a standalone company would depend on a number of factors.

Games Global Limited
NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)
29.   Related party transactions (continued)
All such amounts were deemed incurred and settled by the Company in the period in which the costs were recorded and are included in Net Parent Investment.
Centralized cash pooling
Fusion uses a centralized approach to cash management and financing of its operations. Accordingly, none of Fusion’s cash, cash equivalents or debt has been assigned to the Company. The total impact of net transfers to and from Fusion’s cash management accounts is reflected in the combined statement of financial position in Net Parent Investment.
The components of the net transfers to and from Fusion for the year ended March 31, 2022 were as follows:
	2023 €’000	2022 €’000
Cash pooling and general financing activities	—	192,656
Corporate allocations	—	(5,278)
As at March 31, 2023, the Group had a loan receivable balance from Zinnia Limited, its immediate parent undertaking, of €0.2 million (2022 and 2021: €nil).
All related party balances are unsecured, interest-free and are repayable on demand.
Apricot transactions
Included in indirect revenue are revenues incurred with Apricot arising from agreements to supply gaming content to their customers.
Included in cost of services are service costs incurred in relation to the Company’s platform provider. The Group has entered into several of these agreements with Apricot (and its affiliates and subsidiaries), a leading gaming software and content provider.
While these relationships are not considered by the Company to meet the definition of a related party under IAS 24 “Related Party Disclosures,” it is noted that a beneficiary of certain trusts which are the ultimate controlling shareholders of Apricot, is also a beneficiary of a trust which is a major shareholder of Zinnia Limited, the Company’s majority shareholder.
30.   Subsequent Events
On September 1, 2023, Games Global UK Limited, a subsidiary of Games Global, acquired a 51% ownership AreaVegas Holdings Limited for cash consideration of $5 million. AreaVegas Holdings Limited is a games development studio.
As at December 31, 2023, the Group has discharged all payments due in relation to deferred consideration of €63.6 million.
The Company acquired 100% of the assets of the B2B business of DGC on February 1, 2024 for an estimated consideration, determined by an agreed pricing mechanism, of €11.9 million, of which €2.3 million is payable on completion. The remaining consideration is expected to be settled within three months of the acquisition as the pricing mechanism is finalized.
On May 31, 2023 Games Global Limited sub-divided its shares and split the existing 1,060,185 ordinary shares of £0.0001 each to 100 for 1, being sub-divded into 106,018,500 ordinary shares of £0.000001 each. The shares have the same rights and are subject to the same restrictions as the previously existing ordinary shares.

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2023 AND 2022
(Euros in thousands, except per share amounts)
		Nine Months Ended December 31,
	Notes	2023	2022
Revenues	4	273,223	221,438
Cost of services	5	(111,967)	(95,041)
Sales, general and administrative expenses	6	(75,729)	(40,705)
Profit from operations		85,527	85,692
Financial income		926	132
Financial expenses		(5,351)	(2,747)
Profit before tax		81,102	83,077
Taxation	8	(2,030)	(1,654)
Profit for the period		79,072	81,423
Attributable to:
Shareholders of Games Global Limited or parent		75,486	81,423
Non-controlling interest		3,586	—
		79,072	81,423
Earnings per share
Net profit per share attributable to ordinary shareholders, basic and diluted	9	€0.71	€0.80
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE NINE MONTHS ENDED DECEMBER 31, 2023 AND 2022
(Euros in thousands)
	Nine Months Ended December 31,
	2023	2022
Profit for the period	79,072	81,423
Items that will or may be reclassified to profit or loss
Exchange loss arising on translation of foreign operations	(3,036)	(2,457)
Total other comprehensive loss	(3,036)	(2,457)
Total comprehensive income for the period	76,036	78,966
Total comprehensive income attributable to:
Shareholders of Games Global Limited or parent	72,450	78,966
Non-controlling interest	3,586	—
	76,036	78,966
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT DECEMBER 31, 2023 AND MARCH 31, 2023
(Euros in thousands)
	Notes	As at December 31, 2023	As at March 31, 2023
ASSETS
Non-Current Assets
Goodwill		92,487	92,703
Intangible assets		144,034	137,398
Property, plant and equipment		3,949	3,306
Right of use assets		5,507	6,713
Long term receivables		1,025	1,025
Total Non-Current Assets		247,002	241,145
Current assets
Trade and other receivables		88,279	78,715
Other current asset		43,182	43,761
Cash and cash equivalents		55,481	45,259
Total Current Assets		186,942	167,735
Total Assets		433,944	408,880
EQUITY AND LIABILITIES
EQUITY
Share capital		—	—
Share premium		162,068	162,068
Foreign exchange reserve		(7,611)	(4,575)
Retained earnings		173,344	107,077
Total equity attributable to the shareholders of Games Global Limited		327,801	264,570
Non-controlling interest		24,248	14,045
Total Equity		352,049	278,615
LIABILITIES
Current Liabilities
Trade and other payables	10	63,994	49,352
Deferred consideration		3,001	63,596
Lease liabilities		1,433	1,238
Current tax liability	8	3,671	4,996
Total Current Liabilities		72,099	119,182
Non-Current liabilities
Lease liabilities		4,293	5,593
Deferred tax liability	8	5,196	5,183
Provisions		307	307
Total Non-Current Liabilities		9,796	11,083
Total Liabilities		81,895	130,265
Total Equity and Liabilities		433,944	408,880
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED DECEMBER 31, 2023 AND 2022
	Share capital €’000	Share premium €’000	Net parent investment €’000	Foreign exchange reserve €’000	Retained earnings €’000	Total equity attributable to the shareholders of Games Global Limited €’000	Non- controlling interest €’000	Total equity €’000
At April 1, 2022	—	—	88,920	—	—	88,920	—	88,920
Comprehensive income
Profit for the period	—	—	—	—	81,423	81,423	—	81,423
Other comprehensive loss for the period	—	—	—	2,457	—	2,457	—	2,457
Total comprehensive income	—	—	—	2,457	81,423	78,966	—	78,966
Contributions by and distributions to owners
Issue of share capital	—	80,800	—	—	—	80,800	—	80,800
Distribution to net parent entity	—	—	1,700	—	—	1,700	—	1,700
Elimination of net parent investment	—	—	(90,620)	—	—	(90,620)	—	(90,620)
Total transactions with owners	—	80,800	(88,920)	—	—	(8,120)	—	(8,120)
At December 31, 2022	—	80,800	—	2,457	81,423	159,766	—	159,766
At April 1, 2023	—	162,068	—	(4,575)	107,077	264,570	14,045	278,615
Comprehensive income
Profit for the period	—	—	—	—	75,486	75,486	3,586	79,072
Other comprehensive loss for the period	—	—	—	(3,036)	—	(3,036)	—	(3,036)
Total comprehensive income	—	—	—	(3,036)	75,486	72,450	3,586	76,036
Contributions by and distributions to owners
Issue of share capital	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	(9,219)	(9,219)	—	(9,219)
NCI on acquisition of subsidiary (note 3)	—	—	—	—	—	—	6,617	6,617
Total transactions with owners	—	—	—	—	(9,219)	(9,219)	6,617	(2,602)
At December 31, 2023	—	162,068	—	(7,611)	173,344	327,801	24,248	352,049
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2023 AND 2022
(Euros in thousands)
		Nine Months Ended December 31,
	Notes	2023	2022
Operating activities
Profit before tax		81,102	83,077
Adjustment for non-cash items:
Amortization		29,238	21,036
Depreciation		781	536
Depreciation of Right of use Assets		1,041	96
Finance income		(883)	(132)
Finance expense		928	422
Cash flow from operating activities before changes in working capital		112,207	105,035
Increase in trade receivables		(9,862)	(32,650)
Increase in trade payables	10	12,977	988
Cash flow from operating activities		115,322	73,373
Income taxes paid		(2,187)	(238)
Net cash flows from operating activities		113,135	73,135
Investing activities
Acquisition of subsidiaries, net of cash acquired	3	(4,031)	5,763
Purchases of property, plant and equipment		(1,600)	(388)
Purchase of intangible fixed assets – purchased IP		(8,062)	(15,769)
Purchase of intangible fixed assets – internally developed IP		(13,470)	(6,183)
Purchase of intangible fixed assets – other intangibles		(842)	(192)
Net cash used in investing activities		(28,005)	(16,769)
Financing activities
Issuance of share capital		—	—
Interest paid on lease liabilities		(352)	(32)
Principal paid on lease liabilities		(1,007)	(59)
Payment of deferred consideration		(63,596)	(26,305)
Dividends paid		(9,219)	—
Net cash used in financing activities		(74,174)	(26,396)
Net increase in cash and cash equivalents		10,956	29,970
Cash and cash equivalents at beginning of period		45,259	—
Exchange rate difference in cash and cash equivalents		(734)	(521)
Cash and cash equivalents at end of period		55,481	29,449
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Games Global Limited
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1.   Background, scope and the basis of preparation
The principal activity of Games Global Limited (“Games Global” or the “Company”) and its subsidiaries (together referred to as “the Group”) is developing, holding and exploiting gaming related Intellectual Property (“IP”).
Games Global is incorporated in the Isle of Man with the address 62 Circular Road, Douglas, Isle of Man. The Group develops software IP internally and also holds agreements with various external development companies to develop software IP. The Group then licenses the software onwards to third party companies (“Operators” and “Licensees”) who themselves offer the underlying products to their end users. The Group thus operates a business to business (“B2B”) model.
Basis of preparation
These unaudited condensed consolidated interim financial statements as at and for the nine months ended December 31, 2023 and 2022:
•
are prepared in accordance with International Accounting Standard 34 (“IAS 34”) Interim Financial Reporting as issued by the International Accounting Standards Board (IASB);

•
do not include all of the information required for the full annual financial statements and should be read in conjunction with the annual consolidated and combined financial statements of the Group for the years ended March 31, 2023 and 2022; and

•
apply the same accounting policies, presentation and methods of calculation as those followed in the Group’s consolidated and combined financial statements for the years ended March 31, 2023 and 2022, which were prepared in accordance with IFRS.

These unaudited condensed consolidated interim financial statements are presented in thousands of Euro, unless otherwise stated. These unaudited condensed consolidated interim financial statements are prepared using the historical cost basis, except for the derivative financial asset which is measured at fair value through profit or loss.
On March 25, 2024, the board of directors of Games Global authorized its unaudited condensed consolidated interim financial statements to be issued to its shareholders.
The structure of the consolidated interim financial statements
The Group’s unaudited condensed consolidated interim financial statements comprise the interim financial statements of following subsidiaries as at December 31, 2023 and March 31, 2023.

Games Global Limited
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
1.   Background, scope and the basis of preparation (continued)
The structure of the consolidated interim financial statements
		% of Share Capital
Company	Incorporated	December 31, 2023	March 31, 2023
Games Global Limited	Isle of Man
Subsidiary
Games Global UK Limited	United Kingdom	100%	100%
Games Global Works Limited	Isle of Man	100%	100%
Games Global Operations Limited	Isle of Man	100%	100%
Games Foundry Limited	Isle of Man	100%	100%
Games Global Holdings SA (PTY)	South Africa	100%	100%
Quickfire Limited	Isle of Man	100%	100%
Prima Networks Limited	Malta	100%	100%
Prima Networks Spain Limited	Malta	100%	100%
Creative Foundry SA (PTY)	South Africa	100%	100%
Oakwood Services Limited	Gibraltar	100%	100%
Games Global Estonia OÜ	Estonia	100%	100%
Almond Gaming Limited	Malta	100%	100%
Corvide Limited	United Kingdom	100%	100%
Mahigaming LLC	Delaware	100%	100%
Games Global Operations Spain, S.L.	Spain	100%	100%
Games Global USA Inc.	Delaware	100%	100%
Kova Limited	Argentina	100%	100%
JFTW Game Development AB*	Sweden	69.29%	69.29%
Snowborn Games AB*	Sweden	54.08%	54.08%
Snowborn Finland OY*	Finland	54.08%	54.08%
Spinplay Holdings Limited*	Guernsey	60%	60%
Spinplay Nevada Inc.*	Nevada	60%	60%
Riversun Holdings Inc.*	British Virgin Islands	61.68%	61.68%
AreaVegas Holdings Limited*	Guernsey	51%	—

*
The Group does not own 100% of the share capital in these companies and therefore there is a non-controlling interest. The non-controlling interest share of the profit and loss of these companies is shown in the consolidated and combined statement of profit or loss. The proportion of voting rights does not differ from the interest held.

Going concern
The Board of Directors (“the Board”), in approving the consolidated and combined financial statements, and having considered forecast cash flows to March 31, 2026 in line with its operational cash flow forecasting along with the Group’s lack of material term debt balances, have a reasonable expectation that the Group has adequate resources to continue in operational existence for at least the period to March 31, 2026. In arriving at this conclusion, the Board have considered reasonable downside scenarios that would impact upon

Games Global Limited
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
1.   Background, scope and the basis of preparation (continued)
the Group’s ability to generate cash and concluded that there were no foreseeable circumstances that would lead to an inability to settle its obligations. As such, the accompanying consolidated and combined financial statements have been prepared on a going concern basis.
2.   Significant accounting policies
IFRS standards issued not yet effective
The following IFRSs have been issued but are not yet effective in these unaudited condensed consolidated interim financial statements. Their adoption is not expected to have a material effect on the Group’s unaudited condensed consolidated interim financial statements:
•
Lease Liability in a Sale and Leaseback (Amendments to IFRS 16) (effective date January 1, 2024).

•
Classification of Liabilities as Current or Non-current (Amendments to IAS 1) (effective date January 1, 2024)

•
Non-current Liabilities with Covenants (Amendments to IAS 1) (effective date January 1, 2024)

•
Supplier finance (Amendment to IAS 7 and IFRS 7) (effective date January 1, 2024)

•
Lack of Exchangeability (Amendments to IAS 21) (effective date January 1, 2025)

There have been no new accounting standards adopted by the Group in the nine months ended December 31, 2023 which have had a material impact on these unaudited condensed consolidated interim financial statements.
Critical accounting judgements and key sources of estimation uncertainty
The preparation of these unaudited condensed consolidated interim financial statements requires that management make some judgments, estimates and assumptions that affect the application of accounting policies and the balances of assets, liabilities, income, expenses and accompanying notes. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
Except as described below, the judgements, estimates and assumptions applied in the unaudited condensed consolidated interim financial statements, including the key sources of estimation uncertainty, were the same as those applied in the Group’s last annual consolidated and combined financial statements for the year ended March 31, 2023 and 2022.
Critical accounting judgments
The critical accounting judgement ‘Determination of carve-out values attributed to the Group in comparative financial periods’ disclosed in Group’s last annual consolidated and combined financial statements for the year ended March 31, 2023 and 2022 is not applicable in the unaudited condensed consolidated interim financial statements for the nine months ended December 31, 2023 and 2022.
Accounting for the acquisition of AreaVegas Holdings Limited (“AreaVegas”)
As outlined in note 3 to the unaudited condensed consolidated interim financial statements, the Group acquired AreaVegas on September 1, 2023. The acquisition was accounted for as an asset acquisition as the game IP assets acquired met the optional concentration test under IFRS 3 Business Combinations (“IFRS 3”). An element of the consideration was attributed to an earnout, contingent on the performance of both the

Games Global Limited
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
2.   Significant accounting policies (continued)
entity acquired and the Group’s price earnings multiple. Management have elected to recognize the initial measurement of this earnout consideration as part of the cost value recorded for the assets.
Key sources of estimation uncertainty
Accounting for the acquisition of AreaVegas
As outlined in note 3 to the unaudited condensed consolidated interim financial statements, and as identified in critical accounting judgements above, the Group acquired AreaVegas on September 1, 2023. The earnout consideration identified above is calculated on the basis of a formula sensitive to a) the 12 months EBITDA recorded by the entity in the 12 months to December 31, 2025 and b) to the average price earnings multiple of Games Global Limited for the 60 days prior to December 31, 2025. If the Group is at that time not a listed entity, then the multiple defaults to a value of 12.0x.
Management have determined the valuation of the earnout using forecast financial performance of the business based on the expected licensing revenues earned from the game IP and the expected running costs of the company. The Games Global Limited multiple applied in the calculation of the earnout valuation was 12.0x; Management considers this to be an appropriate estimate before such time as the Group is listed. Based on the estimated EBITDA forecast by management, the impact of the Games Global price earnings multiple value increasing or decreasing by 1.0x is €241k.
The discounting factor used in the valuation to account for the period to December 31, 2025 was 10.8%.
The valuation at the date of acquisition of the contingent consideration was €2.9 million. The valuation at December 31, 2023 of the contingent consideration was €3.0 million. Any movement in the fair value of the contingent consideration has been recorded in the finance expense in the condensed consolidated statement of profit or loss.
Operating segments
The Group operates in one operating segment. The Group’s chief operating decision maker, its Chief Executive Officer and Chief Financial Officer, manages the Group’s operations on an integrated basis for the purposes of allocating resources.
The following table shows the breakdown of the Group’s non-current assets (e.g., intangible assets, property, plant and equipment) by geographical location as of December 31, 2023 and March 31, 2023.
	Non-current assets by location of assets
	December 31, 2023 €’000	March 31, 2023 €’000
Isle of Man (“IOM”)	95,643	99,449
Europe (Incl. UK & excl. IOM)	117,878	105,640
North America	27,127	29,640
Rest of World (“ROW”)	6,354	6,416
	247,002	241,145

Games Global Limited
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
3.   Acquisition of subsidiaries
Quickfire, GG Estonia, Almond, Corvide and Oakwood
On May 1, 2022, the Company acquired 100% of the issued share capital of Quickfire, GG Estonia, Almond, Corvide and Oakwood obtaining control of all five entities. Quickfire distributes online games content under license to independent operators. GG Estonia, Almond and Corvide are game development studios that develop games for distribution to independent operators through other group companies. Oakwood is a sales and marketing company. All entities qualify as a business as defined in IFRS 3.
PNL, PNS and Kova
On May 31, 2022, the Company acquired 100% of the issued share capital of PNL, PNS and Kova obtaining control of all three entities. All three entities distribute online games content under license to independent operators and qualify as a business as defined in IFRS 3.
Creative Foundry
On July 1, 2022, the Company acquired 100% of the issued share capital of Creative Foundry PTY obtaining control. Creative Foundry PTY is a game development studio that develops games for distribution to independent operators through another group company and qualifies as a business as defined in IFRS 3.
Mahi
On August 4, 2022, the Company acquired 100% of the issued share capital of Mahi obtaining control. Mahi is a game development studio that develops games for distribution to independent operators through another group company and qualifies as a business as defined in IFRS 3.
Spinplay, Snowborn, JFTW and Riversun (the “Velo studios”)
On February 28, 2023, the Company acquired 60% of the issued share capital of Spinplay, 54.08% of the issued share capital of Snowborn, 62.29% of the issued share capital of JFTW and 61.28% of the issued share capital of Riversun obtaining control of all acquired entities. All acquired entities are game development studios that develop games for distribution to independent operators through another group company and qualifies as a business as defined in IFRS 3.
Details of all these business combinations were disclosed in note 4 of the Group’s annual consolidated and combined financial statements for the year ended March 31, 2023 and 2022. There have been no re-measurement adjustments to the values attributed to the assets and liabilities recognized in respect of these business combinations in the nine months to December 31, 2023. The remeasurement period for the Velo Studios is applicable until February 2024. The measurement periods for the remaining acquisitions noted above are considered to have closed.
AreaVegas
On September 1, 2023, the Company acquired 51% of the issued share capital of AreaVegas, a company incorporated in Guernsey, obtaining control. The consideration for the acquisition was €4.0 million (net of cash acquired of €0.6 million) plus an earnout amount valued at €2.9 million on recognition. Refer to note 2 to the unaudited condensed consolidated interim financial statements for disclosure on a key source of estimation uncertainty in relation to the earnout consideration.
As outlined in note 2 to the unaudited condensed consolidated interim financial statements, the transaction was accounted for as an asset acquisition.
The intangible assets acquired in the acquisition of AreaVegas have thus been recorded at a cost value of €13.5 million (reflecting the gross value of the asset) as an intangible fixed asset addition classified as

Games Global Limited
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
3.   Acquisition of subsidiaries (continued)
Acquired Game IP in the unaudited condensed consolidated interim financial statements. An amount of €6.6 million was recognized to record the 49% non-controlling interest in the company.
4.   Revenue
The Group derives its revenues from contracts with customers for the transfer of services over time.
Disaggregation of revenues:
External revenues by distribution channel	Nine months ended December 31, 2023 €’000	Nine months ended December 31, 2022 €’000
Indirect revenues	141,926	125,874
Direct revenues	129,601	94,708
Other revenues	1,696	856
Total	273,223	221,438
Included in the above, are revenues of €137.1 million (nine months ended December 30, 2022: €107.2 million) which arose from sales to the Group’s largest customer, accounting for 50.2% of Group revenues (nine months ended December 30, 2022: accounting for 48.4% of revenues). No other single customer contributed 10% or more to the Group’s revenues in either period.
No impairment losses have been recognized in the current period, or prior period, in relation to receivables arising from revenue from contracts with customers.
Geographical Information
The Group’s revenues, determined by the location of its customers, can be analyzed as follows:
External revenues by location of customer	Nine months ended December 31, 2023 €’000	Nine months ended December 31, 2022 €’000
IOM	139,051	124,276
Europe (inc. UK, but excl. IOM)	109,111	81,943
North America	5,875	3,572
Latin America	18,293	10,655
ROW	893	992
Total	273,223	221,438
5.   Cost of Services
	Nine months ended December 31, 2023 €’000	Nine months ended December 31, 2022 €’000
Development expenses	40,515	42,954
License, hosting & platform fees	21,017	17,093
Staff costs – development personnel (Note 7)	21,593	14,268
Amortization of IP	28,842	20,727
Total	111,967	95,041

Games Global Limited
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
6.   Sales, General and Administrative
	Nine months ended December 31, 2023 €’000	Nine months ended December 31, 2022 €’000
Staff costs – other personnel (Note 7)	38,155	20,061
Legal, audit and other professional fees	13,503	7,268
Marketing expenses	3,809	1,283
IT infrastructure and software expenses	6,905	3,003
Travel	3,382	2,615
Facilities and other operational expenses	7,756	5,534
Depreciation	1,822	632
Amortization of non-IP assets	396	309
Total	75,729	40,705
Included within legal, audit and other professional fees is €4.3 million (nine months ended December 31, 2022: €2.5 million) in costs related to the IPO and costs associated with the establishment of our public company structure and processes.
7.   Staff costs
The average number of employees employed by the Group during the period ended December 31, 2023 was 1,216 (nine months ended December 31, 2022: 1,072).
Staff costs comprise the following:
	Nine months ended December 31, 2023 €’000	Nine months ended December 31, 2022 €’000
Directors’ remuneration	3,733	2,415
Wages and salaries	42,199	24,911
Social security costs	6,498	3,236
Other staff costs	7,318	3,767
Total	59,748	34,329
8.   Taxation
Income tax charge is recognized at an amount determined by multiplying the profit before taxation for the interim reporting period by the Group’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax rate in the interim financial statements may differ from the Group’s estimate of the effective tax rate for the annual financial statements.
The Group’s effective tax rate for the nine months ended December 31, 2023 was 2.5% (nine months ended December 31, 2022: 2.0%). The taxation for the prior period is calculated on the basis that the Company is a tax resident of Isle of Man and from April 1, 2023, the Company has been a tax resident of the United Kingdom.
The Group’s subsidiaries are subject to corporate income tax in all jurisdictions where the group is active, depending on presence and activity. The applicable statutory tax rates in these jurisdictions range from 0% to 35% which may cause the effective tax rate to differ from the 0% tax rate in the Isle of Man.

Games Global Limited
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
9.   Earnings per share
Basic and diluted profit per share is calculated by dividing profit by the weighted average number of ordinary share outstanding during the period. There were no dilutive shares.
The following table reflects the profit and share data used in the basic and diluted earnings per share calculations:
	Nine months ended December 31, 2023 €’000	Nine months ended December 31, 2022 €’000
Profit attributable to ordinary shareholders	75,486	81,423
Weighted average number for ordinary shares for basic and diluted earnings per share	106,018,500	101,766,792
Profit per share, basic and diluted	€0.71	€0.80
On May 31, 2023 Games Global Limited sub-divided its shares and split the existing1,060,185 ordinary shares of £0.0001 each to 100 for 1, being sub-divided into 106,018,500 ordinary shares of £0.000001 each. The shares have the same rights and are subject to the same restrictions as the previously existing ordinary shares.
10.   Trade and other payables
	December 31, 2023 €’000	March 31, 2023 €’000
Trade payables	9,708	22,977
Accruals and provisions	36,686	18,276
VAT payable	5,404	5,265
Other payables	12,196	2,834
Total trade and other payables	63,994	49,352
Trade payables are non-interest bearing and have a typical payment profile of less than 60 days.
11.   Contingent liabilities
From time to time the Group is subject to claims against it of a legal nature. The Group monitors the status of these matters and consults with its advisers and experts on legal and tax-related matters in arriving at the provisions recorded. At the end of the reporting period, no contingent liabilities were identified by management. There are no material open legal disputes in relation to the Group, and no known regulatory, fiscal or other events that may give rise to an obligation for future liability.
12.   Financial instruments
The Group is exposed to risks that arise from its use of financial instruments. Management have considered the risks arising from the financial instruments held historically. As at December 31, 2023, the Group does not have any financial assets that are purchased or originated credit-impaired, and the Group will be able to meet its short-term financial liabilities as and when they fall due.
Categories of financial instruments
The following table combines information about the classes of financial instruments based on their nature and characteristics and the carrying amounts of financial instruments. For all financial instruments carrying amount approximates fair value due to measurements are derived from quoted prices (unadjusted) in

Games Global Limited
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
12.   Financial instruments (continued)
active markets for identical assets or liabilities and as such are categorized as level 1 in the fair value hierarchy, with the exception of our derivative financial asset which is categorized as level 2.
The carrying amount of the company’s financial instruments by category was as follows:
	December 31, 2023		March 31, 2023
	Fair value through profit and loss €’000	Amortized cost €’000	Fair value through profit and loss €’000	Amortized cost €’000
Financial assets
Cash and cash equivalents	—	55,481	—	45,259
Trade receivables	—	77,952	—	72,991
Deposits	—	1,431	—	1,441
Derivative financial asset	621	—	882	—
Other receivables	—	4,020	—	1,479
Financial liabilities
Trade and other payables	—	63,994	—	115,968
Deferred consideration	—	—	—	63,596
13.   Subsequent events
On February 1, 2024, Games Global USA Inc, a subsidiary of Games Global, executed the call option over the B2B trade and assets of DGC for an estimated cash consideration, determined by an agreed pricing mechanism, of €11.9 million, of which €2.3 million was payable on completion. While the Group is still currently in the process of finalizing the purchase accounting for this transaction, the call option, which was carried at December 31, 2023 at a value of €46.7 million, is expected to be derecognized and to be included as a component of the total consideration transferred for the trade and assets of the DGC B2B business, which is considered to meet the definition of a business in accordance with IFRS 3.

INDEPENDENT AUDITOR’S REPORT
To the Member of
MahiGaming LLC
Boca Raton, Florida
Opinion
We have audited the financial statements of MahiGaming LLC, which comprise the balance sheets as of March 31, 2022 and 2021, and the related statements of operations, member’s equity, and cash flows for the year ended March 31, 2022 and the period from June 9, 2020 (inception date) to March 31, 2021, and the related notes to the financial statements.
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of MahiGaming LLC as of March 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended March 31, 2022 and the period from June 9, 2020 (inception date) to March 31, 2021 in accordance with accounting principles generally accepted in the United States of America.
Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of MahiGaming LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about MahiGaming LLC’s ability to continue as a going concern for one year from the date the financial statements are available to be issued.
Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with GAAS, we:
•
Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of MahiGaming LLC’s internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about MahiGaming LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control — related matters that we identified during the audit.
/s/ Crowe LLP

Crowe LLP
Fort Lauderdale, Florida
January 24, 2024

MahiGaming LLC
BALANCE SHEETS
	March 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$3,120,870	$365,608
Prepaid expenses and other current assets	169,575	114,025
Total current assets	3,290,445	479,633
Intangibles, net	12,238,359	15,363,359
Goodwill	40,351,797	40,351,797
Operating lease right-of-use assets	691,101	1,159,724
Property and equipment, net	494,232	612,670
Security deposits	55,529	55,529
Total assets	$57,121,463	$58,022,712
Liabilities and member’s equity
Current liabilities:
Accounts payable and accrued expenses	$709,282	$121,892
Operating lease liabilities, current	362,892	460,968
Total current liabilities	1,072,174	582,860
Operating lease liabilities, net of current portion	340,764	703,656
Debt, net of unamortized discount	—	41,784,289
Total liabilities	1,412,938	43,070,805
Commitments and contingencies (Note 9)
Member’s equity	55,708,525	14,951,907
Total liabilities and member’s equity	$57,121,463	$58,022,712
The accompanying notes are an integral part of these financial statements.

MahiGaming LLC
STATEMENTS OF OPERATIONS
	Year Ended March 31, 2022	Period from Inception to March 31, 2021
Revenue from Parent	$16,183,958	$2,250,000
Cost of revenue	14,287,915	1,863,001
Operating expenses
General and administrative	2,923,714	398,962
Goodwill impairment	—	8,965,807
Total operating expenses	2,923,714	9,364,769
Other expenses
Interest expense	1,602,014	70,323
Total other expenses	1,602,014	70,323
Net loss	$(2,629,685)	$(9,048,093)
The accompanying notes are an integral part of these financial statements.

MahiGaming LLC
STATEMENTS OF MEMBER’S EQUITY
	Member’s Equity		Accumulated Deficit	Total Member’s Equity
	Units	Amount
Balance, June 9, 2020 (Inception Date)	100	$—	$—	$—
Member contributions	—	23,929,677	—	23,929,677
Accretion of deferred consideration	—	70,323	—	70,323
Net loss	—	—	(9,048,093)	(9,048,093)
Balances, March 31, 2021	100	$24,000,000	$(9,048,093)	$14,951,907
Conversion of debt to member’s equity	4,401,177	42,730,663	—	42,730,663
Capital contribution for interest payable	—	655,640	—	655,640
Net loss	—	—	(2,629,685)	(2,629,685)
Balances, March 31, 2022	4,401,277	$67,386,303	$(11,677,778)	$55,708,525
The accompanying notes are an integral part of these financial statements.

MahiGaming LLC
STATEMENTS OF CASH FLOWS
	Year Ended March 31, 2022	Period from Inception to March 31, 2021
Cash flows from operating activities:
Net loss	$(2,629,685)	$(9,048,093)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,778,698	339,162
Goodwill impairment	—	8,965,807
Non-cash interest expense	1,602,014	70,323
Changes in operating assets and liabilities, net of business combinations:
Prepaid expenses and other assets	(55,550)	(16,627)
Accounts payable and accrued expenses	587,390	121,892
Operating lease liabilities	(460,968)	(58,907)
Net cash provided by operating activities	2,821,899	373,557
Cash flows from investing activities:
Purchases of property and equipment	(66,637)	(7,949)
Net cash used in investing activities	(66,637)	(7,949)
Cash flows from financing activities:
Proceeds from note payable with Parent	2,095,158	—
Repayment of seller note payable	(2,095,158)	—
Net cash provided by (used in) financing activities	—	—
Net increase in cash	2,755,262	365,608
Cash and cash equivalents, beginning of period	365,608	—
Cash and cash equivalents, end of period	$3,120,870	$365,608
Supplemental schedule of noncash investing and financing activities:
Business acquired with contribution from Parent	—	24,000,000
Business acquired by assuming debt	—	41,784,289
Debt converted to member’s equity	42,730,663	—
Accrued interest converted to member’s equity	655,640	—
The accompanying notes are an integral part of these financial statements.

MahiGaming LLC
NOTES TO FINANCIAL STATEMENTS
1.
Description of the Company and Basis of Presentation

Description of the Company
MahiGaming LLC (“Mahi” or “the Company”) was incorporated in Delaware as a wholly-owned subsidiary of Digital Gaming Corporation USA (“DGC-USA”) on April 3, 2020 under the name MahiGaming California LLC, for the purpose of facilitating a merger transaction. On June 9, 2020 (“Inception Date”) DGC-USA transferred the net assets that comprised its California gaming software development operations into Mahi, followed by a sale of 100% of its membership interests in Mahi to Velo Studio Holdings Limited (“VSHL” or “Parent”), an entity located in Guernsey. On March 31, 2021, Mahi purchased from DGC-USA the net assets that comprised the Florida and Nevada gaming software development operations, and the Company’s name was changed to MahiGaming LLC. The Company is engaged in the design and development of gaming software for internationally produced and recognized gaming solutions across multiple platforms in California, Florida and Nevada.
Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s fiscal year ends on March 31. The comparative period presents the results of operations from June 9, 2020 (“Inception Date”) through March 31, 2021 which is not a full fiscal year and therefore not comparable to the year ended March 31, 2022.
2.
Summary of Significant Accounting Policies

Use of Estimates
The preparation of the Company’s financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in these financial statements include but are not limited to: the valuation and allocation of purchase consideration, specifically the determination of the fair values of the assets acquired and liabilities assumed as part of business acquisitions; impairment assessment of goodwill; estimated useful lives and depreciation and amortization of property and equipment and intangible assets; recoverability of long-lived assets; incremental borrowing rate used to measure lease liabilities; and the assessment of the realizability of deferred income taxes.
The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. The Company evaluates its estimates and assumptions on an ongoing basis. Actual results could differ from those estimates and such differences may be material to the financial statements.
Concentration of Credit Risk and Significant Customers and Suppliers
Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. Cash and cash equivalents consist of bank account balances and cash on hand at various institutions. Cash and cash equivalents are placed with large financial institutions that management believes are of high credit quality. At times, the Company’s cash and cash equivalents balances with individual banking institutions are in excess of federally insured limits. The Company had $2,734,321 and $115,608 in excess of Federal Deposit Insurance Corporation insured limits of up to $250,000 as of March 31, 2022 and 2021, respectively. The Company has not experienced any credit losses related to its cash and cash equivalents balances. The Company believes that its concentration of credit risk related to cash and cash equivalents was not significant as of March 31, 2022 and 2021.

MahiGaming LLC
NOTES TO FINANCIAL STATEMENTS
The concentration of credit risk is primarily limited to one customer, VSHL to which the Company earned all of its revenue during the year ended March 31, 2022 and the period from inception date to March 31, 2021. VSHL paid Mahi in the same month it received services from the Company, therefore, the Company did not have accounts receivable as of March 31, 2022 and 2021, respectively.
The Company pays its suppliers on normal commercial terms and does not believe that there is any significant supply risk from its suppliers. The Company did not have any supplier who represented 10% or more of the Company’s purchases during the year ended March 31, 2022. For the period from inception date to March 31, 2021, the Company purchased more than 10% from one service provider, DGC-USA, Refer to Note 9. Commitments and Contingencies.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation expense is recognized using the straight-line method over the estimated useful life of each asset, as follows:
Estimated Useful Life
Furniture and fixtures	7 years
Computer software and equipment	3 years
Office equipment	5 years
Leasehold improvements	Shorter of remaining lease term or useful life
Estimated useful lives are periodically assessed to determine if changes are appropriate. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or estimated economic useful life. Lease terms are determined based upon the initial lease agreement and do not consider potential renewals or extensions until such time that the renewals or extensions are contracted. Maintenance and repairs are charged to expense as they are incurred. For assets which are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation or amortization are eliminated from the balance sheets and any resulting gains or losses are included in the statements of operations in the period of disposal. Costs for capital assets not yet placed into service are capitalized as construction-in-progress and depreciated once placed into service.
Business Combinations
The Company accounts for business combinations under Accounting Standards Codification (“ASC”) Topic 805 Business Combinations (“ASC 805”) using the acquisition method of accounting, and accordingly, the assets and liabilities of the acquired business are recorded at their fair values at the date of acquisition. The purchase consideration and assets acquired and liabilities assumed are recorded at the estimated fair values as of the acquisition dates.
The fair values of intangible assets are based on valuation techniques with estimates and assumptions developed by management. The process for estimating the fair values of identifiable intangible assets requires the use of significant estimates and assumptions, including revenue growth rates, future cash flows and discount rates. The Company engages independent valuation specialists, when necessary, to assist with purchase consideration allocations and uses recognized valuation techniques, including the income approach and cost replacement approach to determine fair value. Management makes estimates and assumptions in determining purchase consideration allocations and valuation analyses, which involves significant unobservable inputs.
The excess of the purchase consideration over the estimated fair values of the underlying assets acquired and liabilities assumed is allocated to goodwill. In certain circumstances, the determination of the purchase consideration and allocation to assets acquired and liabilities assumed are based upon preliminary estimates and assumptions. Accordingly, the allocation may be subject to change during the measurement period, which may be up to one year from the acquisition date, when the Company receives final information,

MahiGaming LLC
NOTES TO FINANCIAL STATEMENTS
including appraisals and other analyses. Measurement period adjustments are recorded to goodwill in the reporting period in which the adjustments to the provisional amounts are determined. There were no measurement period adjustments during the year ended March 31, 2022 and the period from inception date to March 31, 2021. The results of operations of businesses acquired by the Company are included in the Company’s financial statements upon the date of acquisition.
Goodwill
The Company records goodwill when the consideration paid in a business acquisition exceeds the fair value of the net tangible assets acquired, identifiable intangible assets acquired and liabilities assumed. Goodwill is not amortized. Goodwill is tested for impairment annually or more frequently if events or circumstances occur that indicate that an impairment may exist. Factors the Company considers important that could trigger an impairment review include significant underperformance relative to historical or projected operating results, significant changes in the Company’s use of the acquired assets in a business combination or the strategy for its overall business, and significant negative industry or economic trends. The Company performs its annual assessment for impairment of goodwill as of March 31 and has determined it has a single reporting unit for testing goodwill for impairment.
The Company’s annual goodwill impairment test is based on either a qualitative (Step 0) or quantitative (Step 1) assessment and is designed to conclude whether it is more likely than not that the fair value of the Company’s sole reporting unit exceeds its carrying value. A Step 0 assessment includes a review of qualitative factors including company specific (financial performance and long-range plans), industry, macroeconomic factors, and a consideration of the fair value of the reporting unit at the last valuation date. A Step 1 assessment is a quantitative analysis that compares the fair value of the reporting unit to its carrying value. If the reporting unit’s carrying value exceeds its fair value, management records an impairment loss equal to the difference between the carrying value and the fair value of the reporting unit. The Company estimates the fair values of its reporting unit using a combination of income and market approaches, including a discounted cash flow valuation model, which requires estimates of future revenues, profits, capital expenditures, working capital, and discount rates. These amounts are estimated by evaluating historical trends, current budgets, operating plans and industry data.
No goodwill impairment charges were recorded as a result of the annual impairment test performed as of March 31, 2022. During the period from inception to March 31, 2021, changes in the Company’s contract with its customer represented a change in circumstances triggering an impairment review and impairment charges were recorded as a result. Refer to Note 5. Goodwill and Intangible Assets.
Intangible Assets
The Company’s intangible assets include game engines, which are the collection of tools and libraries to design and build games, and the Company’s brand name. Intangible assets acquired in a business combination are recognized at fair value using generally accepted valuation methods deemed appropriate for the type of intangible assets acquired, and are reported net of accumulated amortization, separately from goodwill. Intangible assets are amortized over their estimated useful lives and recorded within amortization expense in the Company’s statements of operations. Intangible assets are amortized on a straight-line basis as presented below:
Estimated Useful Life
Game engines	5 years
Brand	5 years
Long-lived Assets
Long-lived assets include property and equipment and finite-lived intangible assets subject to amortization. The Company evaluates its long-lived assets for recoverability whenever events or changes in

MahiGaming LLC
NOTES TO FINANCIAL STATEMENTS
circumstances indicate that their carrying values may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. To evaluate a long-lived asset for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset to its carrying value. If the carrying value exceeds the sum of the expected undiscounted cash flows, an impairment loss on the long-lived asset to be held and used is recognized based on the excess of the asset’s carrying value over its fair value, determined based on discounted cash flows.
The Company performed an impairment assessment of its intangible assets as of March 31, 2022 and 2021 (and as of September 30, 2020) and as a result the Company did not recognize any impairment charges related to long-lived assets during the year ended March 31, 2022 and the period from inception date to March 31, 2021.
Fair Value Measurements
The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The valuation techniques utilized are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect certain market assumptions. These inputs are classified into the following hierarchy:
•
Level 1 — Quoted prices in active markets for identical assets or liabilities.

•
Level 2 — Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•
Level 3 — Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of cash and accounts payable and accrued expenses approximate their fair values due to the short-term nature of these assets and liabilities. The carrying value of debt equals its fair value on March 31, 2021, as the assumed debt consideration was valued in connection with the business acquisition on that date, refer to Note 3. Business Combinations.
Income Taxes
The Company accounts for income taxes under the asset and liability method pursuant to ASC 740, Accounting for Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.
The Company recognizes deferred tax assets to the extent that management believes that these assets are more likely than not to be realized in the future. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.
The Company provides reserves for potential payments of taxes to various tax authorities related to uncertain tax positions. Amounts recognized are based on a determination of whether a tax benefit previously taken by the Company on filed tax returns or a position expected to be taken on future tax returns is more

MahiGaming LLC
NOTES TO FINANCIAL STATEMENTS
likely than not sustaining a challenge from the local tax authorities. The tax benefit recognized is equal to the largest amount that is more than 50% likely to be sustained. Interest and penalties associated with uncertain tax positions are recorded as a component of income tax expense.
Revenue Recognition
The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, revenue is recognized when (or as) a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.
The Company enters into revenue arrangements for the design and development of gaming software and related maintenance, support, and consultancy services requested by the customer in exchange for consideration. At contract inception, the Company evaluates whether promised goods and services represent distinct performance obligations. Promised goods and services that are both capable of being distinct and distinct within the context of the contract are identified as separate performance obligations. Promised goods and services that do not meet both criteria are combined as single performance obligations. The determination of whether the promises within a contract are considered distinct involves judgment.
Services
As of March 31, 2022 and 2021 and for the year ended March 31, 2022 and the period from inception date to March 31, 2021, the Company derived its revenue entirely from services performed in connection with Games Software Development and Service Agreements (the “VSHL Agreements”) with VSHL. The services provided by the Company to VHSL represent a single performance obligation and the Company measures the satisfaction of the performance obligation over time as services are rendered.
As of and for the year ended March 31, 2022, the Company invoiced VSHL on a monthly basis for services performed that month at budgeted cost incurred plus a markup in connection with the Games Software Development and Services Agreement, which was effective March 31, 2021 (the “2021 VHSL Agreement”). The Company measured progress to satisfy the performance obligation using the cost incurred input method as this method provided a faithful depiction of the transfer of services rendered, such that revenue was recognized based on the Company’s budgeted costs plus the contractually agreed-upon markup rate.
As of and for the period from inception date to March 31, 2021, the Company invoiced VSHL a fixed monthly fee in connection with the Games Software Development and Service Agreement, which was effective June 10, 2020 and terminated upon execution of the 2021 VHSL Agreement on March 31, 2021 (the “2020 VHSL Agreement”). The Company measured progress to satisfy the performance obligation using the time-elapsed method as the Company provided services on a when-and-as-requested basis for the fixed monthly fee.
Payment Terms
The terms of the VHSL Agreements require payment by the end of the subsequent calendar month following the date of the invoice, however, VSHL historically submits payment within the same month that services are provided. Payments made for services rendered are nonrefundable.
Contract Balances
The Company does not have any contract assets or liabilities on the balance sheets as of March 31, 2022 or 2021, as payments received, and costs incurred, relate to services performed in the current month.
General and Administrative
General and administrative expenses include payroll, employee benefits, rent and related facilities and maintenance costs, other headcount-related expenses associated with finance, facility and human resources

MahiGaming LLC
NOTES TO FINANCIAL STATEMENTS
related personnel, legal, accounting, and professional fees, depreciation of property and equipment and amortization of brand intangible assets.
Leases
The Company has operating leases for its offices that are accounted for under ASC 842 Topic, Leases (“ASC 842”). The Company determines if an arrangement is a lease at inception. The Company considers any contract where there is an identified asset and that it has the right to control the use of such asset in determining whether the contract contains a lease. A right-of-use (“ROU”) asset represents the Company’s right to use an underlying asset for the lease term and the lease liabilities represent its obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at commencement date, or the date the operating lease ROU assets and lease liabilities were assumed, based on the present value of future lease payments.
The Company uses an incremental borrowing rate to determine the present value of the lease payments. The incremental borrowing rate is the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term and amount in a similar economic environment. Judgment is applied in assessing factors such as Company-specific credit risk, lease term, nature and quality of the underlying collateral, and the economic environment in determining the incremental borrowing rate to apply to each lease.
Lease expense for operating leases is recognized on a straight-line basis over the lease term and is included in general and administrative expenses in the statements of operations.
The leases were assumed in the Company’s business combinations described in Note 1. Description of the Company and Basis of Presentation and Note 3. Business Combinations and have remaining lease terms ranging from six months to three years as of March 31, 2022. The Company measured the acquired lease liabilities at the present values of the remaining lease payments as if the acquired leases were new leases and reassesses the (a) lease term, (b) lessee options to purchase an underlying asset, (c) lease payments, and (d) incremental borrowing rates at the acquisition dates. The ROU assets were then remeasured at the amount of the lease liability, adjusted for any off-market terms present in the acquired leases.
Recent Accounting Pronouncements Not Yet Adopted
In December 2023 the FASB issued ASU 2023-09 Improvements to Income Tax Disclosures. The ASU 2023-09 requires public business entities to disclose additional information in specified categories with respect to the reconciliation of the effective tax rate to the statutory rate (the rate reconciliation) for federal, state, and foreign income taxes. It also requires greater detail about individual reconciling items in the rate reconciliation to the extent the impact of those items exceeds a specified threshold (if the effect of those reconciling items is equal to or greater than 5% of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). In addition to new disclosures associated with the rate reconciliation, the ASU 2023-09 requires information pertaining to taxes paid (net of refunds received) to be disaggregated for federal, state, and foreign taxes and further disaggregated for specific jurisdictions to the extent the related amounts exceed a quantitative threshold. The amendments are effective for public business entities for annual periods beginning after December 15, 2024. The Company is currently evaluating the impact of adopting the ASU 2023-09 on its financial statement disclosures.
The Company has reviewed all other recently issued accounting pronouncements and has determined that such standards that are not yet effective will not have a material impact on these financial statements or do not otherwise apply to the Company’s operations.

MahiGaming LLC
NOTES TO FINANCIAL STATEMENTS
3.
Business Combinations

June 9, 2020 Business Combination
On June 9, 2020, VSHL and DGC-USA entered into a purchase and sale agreement in which VSHL would acquire DGC-USA’s membership interest in Mahi. Under the terms of the transaction, VSHL provided gross cash consideration of $24,000,000 directly to DGC-USA, which was recognized as an equity contribution to the Company.
The Company accounted for the transaction in accordance with the acquisition method of accounting pursuant to ASC 805 and elected to apply pushdown accounting in preparing these financial statements, therefore, the transaction costs were settled by VSHL and not recognized in these financial statements. Under the acquisition method of accounting, the Company allocated the purchase price to the identifiable assets and liabilities based on their estimated fair values at the date of the acquisition. Any excess of the amount paid over the estimated fair values of the identifiable net assets acquired was allocated to goodwill.
The following table summarizes the consideration transferred, the fair values of the assets acquired, and liabilities assumed at the date of acquisition:
Purchase consideration	$23,929,677
Intangible assets	$1,620,000
Right-of-use asset	419,902
Property and equipment	64,272
Goodwill	22,245,405
Operating lease liability	(419,902)
Fair value of net assets acquired	$23,929,677
The purchase consideration settled by VSHL included deferred cash payments of $10,500,000 paid by VSHL in installments during the period from June 30, 2020, through April 1, 2021. The fair value of the purchase consideration was determined by discounting the deferred cash payments to their present value using a discount rate of 12.5% based on the Company’s weighted average cost of capital. The Company recognized the accretion of fair value of deferred cash payments of $70,323 as an interest expense in the statement of operations for the period from inception date to March 31, 2021.
The fair value and weighted average amortization periods of intangible assets at June 9, 2020 includes the following:
	Fair Value	Weighted Average Amortization Period
		(in years)
Flux Game Engine	$1,410,000	5.00
Brand	210,000	5.00
Total fair value of identified intangible assets	$1,620,000	5.00
The fair value of the flux game engine intangible asset was determined using the replacement cost method, which measures the value of an asset by estimating the cost required to develop a similar technology-based asset. The Company estimated the total cost of redeveloping each component of the game engine, with costs broken down into planning, development and testing functional areas. The methodology incorporated various assumptions, including an estimated replacement period of 0.6 years based on the effort required to recreate the technology, and a required return on investment of 12.0% based on the Company’s weighted average cost of capital less 0.5%.
The fair value of the Mahi brand name, representing a potential for attracting qualified employees, was determined using a with-and-without method, which is a variation of the income approach with estimates

MahiGaming LLC
NOTES TO FINANCIAL STATEMENTS
and assumptions developed by management. The process of estimating the fair value of the Mahi brand name under the with-and-without method incorporated various estimates and assumptions, including projected revenue growth rates ranging from 90.0% for the year ended March 31, 2022 to 6.3% for the year ended March 31, 2025, average salary growth of up to 2.0% per year, annual staff attrition of 20%, and a discount rate of 12.0% based on the Company’s weighted average cost of capital less 0.5%.
The Company amortizes intangible assets over their weighted average useful lives on a straight-line basis which approximates how anticipated economic benefits from such assets are expected to be realized.
Recognized goodwill is primarily attributable to the value of the Company’s assembled workforce and the ability for the Company to become the owner of the intellectual property of the games it develops in the future, as well as a potential to develop new technology and game engines in the future. The recognized goodwill will be deductible for income tax purposes.
Subsequent to the completion of this this business combination, the Company identified that the carrying value of its net assets exceeded the calculated fair value. Accordingly, the Company concluded that the carrying value of its goodwill was impaired, resulting in an impairment charge. Refer to Note 5. Goodwill and Intangible Assets.
March 31, 2021 Business Combination
On March 31, 2021, Mahi and DGC-USA entered into an asset purchase agreement in which Mahi would acquire certain assets and liabilities of DGC-USA’s online and mobile game development and design studios located in Florida and Nevada, for total purchase consideration of $50,000,000, the fair value of which was $41,784,289. In order to satisfy the purchase consideration, Mahi assumed DGC-USA’s repayment obligations with a total fair value of $40,971,912, by way of a Debt Novation Agreement. The Company determined the fair value of this debt based on a market-based discount rate of 6.0%. The novated obligations and the remaining balance of $812,377 owed to DGC-USA was recorded as Mahi’s debt as of March 31, 2021 (refer to Note 7. Debt).
The transaction was accounted for in accordance with the acquisition method of accounting pursuant to ASC 805. Under the acquisition method of accounting, the Company allocated the purchase price to the identifiable assets and liabilities based on their estimated fair values at the date of the acquisition. Any excess of the amount paid over the estimated fair values of the identifiable net assets acquired is allocated to goodwill. No transaction costs were incurred by the Company in connection with this business combination.
The following table summarizes the consideration transferred, the fair values of the assets acquired, and liabilities assumed at the date of acquisition:
Purchase consideration:
Debt novated to Mahi	$40,971,912
Notes payable to DGC-USA	812,377
Total purchase price	$41,784,289
Prepaid expenses and other current assets	$97,398
Intangible assets	14,005,000
Right-of-use asset	803,629
Property and equipment	554,163
Security deposits	55,529
Goodwill	27,072,199
Operating lease liability	(803,629)
Fair value of net assets acquired	$41,784,289

MahiGaming LLC
NOTES TO FINANCIAL STATEMENTS
The fair value and weighted average amortization periods of intangible assets at March 31, 2021 includes the following:
	Fair Value	Weighted Average Amortization Period
		(in years)
Game engines	$13,105,000	5.00
Brand	900,000	5.00
Total fair value of identified intangible assets	$14,005,000	5.00
The fair value of the game engine intangible assets was determined using the replacement cost method, which measures the value of an asset by estimating the cost required to develop a similar technology-based asset. The Company estimated the total cost of redeveloping each module that comprises the game engine software based on the time and effort that would be required to develop a similar technology-based asset. The methodology incorporated various assumptions, including estimated replacement periods ranging from 0.7 years to 1.3 years based on the effort required to recreate the technology, and a required return on investment of 12.0% based on the Company’s weighted average cost of capital less 0.5%.
The fair value of the Mahi brand name, representing marketing rights and a potential for attracting qualified employees was determined using a with-and-without method, which is a variation of the income approach with estimates and assumptions developed by management. The process of estimating the fair value of the Mahi brand name under the with-and-without method incorporated various estimates and assumptions, including projected revenue growth rates ranging from 22.4% for the year ended March 31, 2023 to 4.0% for the year ended March 31, 2026, average salary growth of up to 2.0% per year, annual staff attrition of 20%, and a discount rate of 12.0% based on the Company’s weighted average cost of capital less 0.5%.
Intangible assets are being amortized over their weighted average useful lives on a straight-line basis which approximates how anticipated economic benefits from such assets are expected to be realized.
Recognized goodwill is primarily attributable to the value of the Company’s assembled workforce and the ability for the Company to become the owner of the intellectual property of the games it develops in the future, as well as a potential to develop new technology and game engines in the future. The recognized goodwill will be deductible for income tax purposes.
4.
Property and Equipment, Net

Property and equipment, net, consisted of the following as of March 31, 2022 and 2021:
	March 31,
	2022	2021
Furniture and fixtures	$243,493	$241,449
Computer software and equipment	288,811	231,058
Leasehold improvements	146,580	146,580
Office equipment	14,137	7,297
	693,021	626,384
Less: Accumulated depreciation	(198,789)	(13,714)
Total property and equipment, net	$494,232	$612,670
Depreciation expense related to property and equipment recorded in the statements of operations was $185,075 and $13,714 for the year ended March 31, 2022 and the period from inception date to March 31, 2021, respectively.

MahiGaming LLC
NOTES TO FINANCIAL STATEMENTS
5.
Goodwill and Intangible Assets

Changes in the carrying amount of goodwill consisted of the following:
	Gross Goodwill	Accumulated Impairment Losses	Net Goodwill
Balance, June 9, 2020	$22,245,405	$—	$22,245,405
Goodwill acquired	27,072,199	—	27,072,199
Impairment losses	—	(8,965,807)	(8,965,807)
Balance, March 31, 2021	49,317,604	(8,965,807)	40,351,797
Balance, March 31, 2022	$49,317,604	$(8,965,807)	$40,351,797
The Company performs its goodwill impairment testing annually as of March 31, or sooner if indicators arise or there is a change in circumstances that would more likely than not reduce the fair value of the Company’s reporting unit below its carrying amount. The Company would recognize an impairment charge for the amount by which the reporting unit’s carrying amount exceeds the reporting unit’s fair value, not to exceed the total amount of goodwill. The Company concluded that there were impairment triggering events in connection with entering into the 2020 VSHL Agreement and 2021 VSHL Agreement during the period from inception date to March 31, 2021 that required the Company to perform an impairment assessment of the carrying value of its goodwill.
During the first quarter of the period from inception date to March 31, 2021, the Company entered into the 2020 VSHL Agreement whereby all intellectual property developed going forward by the Company would be owned by VSHL. Furthermore, Mahi would not be entitled to receive any royalties or revenue share for the subsequent sale of the games that it developed as VSHL’s named subcontractor. Entering into the 2020 VSHL Agreement represented a change in circumstances requiring impairment testing for goodwill. Based on the results of goodwill impairment testing performed as of September 30, 2020, the Company determined that the carrying value of its reporting unit exceeded the reporting unit’s fair value. The fair value of the Company’s reporting unit at the valuation date was determined using the income and the guideline company valuation methods which incorporate various estimates and assumptions, including a market participant EBITDA margin of 40.0%, a terminal revenue growth rate of 2.0%, and a discount rate based on the Company’s weighted average cost of capital of 13.5% as of September 30, 2020. The Company recorded an impairment charge of $8,965,807 in connection with impairment testing performed as of September 30, 2020.
Subsequently, upon completion of the acquisition of DGC-USA’s online and mobile game development and design studios located in Florida and Nevada on March 31, 2021, the Company entered into the 2021 VSHL Agreement. This represented another change in circumstances requiring impairment testing for goodwill as of March 31, 2021. Based on the results of a quantitative goodwill impairment assessment performed as of March 31, 2021, the fair value of the Company’s reporting unit exceeded its carrying value and, therefore, no impairment charge was recognized. The fair value of the Company’s reporting unit at the valuation date was determined using the income and the guideline company valuation methods which incorporate various estimates and assumptions, including a market participant EBITDA margin of 40.0%, a terminal revenue growth rate of 2.0% and a discount rate based on the Company’s weighted average cost of capital of 12.5% as of March 31, 2021.
The Company performed its annual goodwill impairment assessment by reviewing the qualitative factors including Company specific, industry, macroeconomic factors as of March 31, 2022, which concluded that it was more likely than not that goodwill was not impaired.

MahiGaming LLC
NOTES TO FINANCIAL STATEMENTS
Intangible assets subject to amortization as of March 31, 2022 were as follows:
As of March 31, 2022	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Game engines	$14,515,000	$(3,130,725)	$11,384,275
Brand	1,110,000	(255,916)	854,084
Total	$15,625,000	$(3,386,641)	$12,238,359
Intangible assets subject to amortization as of March 31, 2021 were as follows:
As of March 31, 2021	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Game engines	$14,515,000	$(227,725)	$14,287,275
Brand	1,110,000	(33,916)	1,076,084
Total	$15,625,000	$(261,641)	$15,363,359
Amortization expense related to intangible assets recorded in the statements of operations was $3,125,000 and $261,641 for the year ended March 31, 2022 and the period from inception date to March 31, 2021, respectively. Amortization expense of $2,903,000 and $227,725 related to game engines was recorded in cost of revenue in the statements of operations for the year ended March 31, 2022 and the period from inception date to March 31, 2021, respectively, and amortization expense of $222,000 and $33,916 related to the brand was recorded in general and administrative expenses for the year ended March 31, 2022 and the period from inception date to March 31, 2021, respectively.
As of March 31, 2022, the estimated future annual amortization expense is expected to be as follows:
Year Ending March 31,	Amortization Expense
2023	$3,125,000
2024	3,125,000
2025	3,125,000
2026	2,863,359
$12,238,359

6.
Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following as of March 31, 2022 and 2021:
	March 31,
	2022	2021
Accrued bonuses	$598,313	$—
Accrued expenses	110,969	121,892
Total accounts payable and accrued expenses	$709,282	$121,892

7.
Debt

In connection with the March 31, 2021 acquisition of the Florida and Nevada studio operations from DGC-USA (refer to Note 3. Business Combinations), the Company entered into a Debt Novation Agreement,

MahiGaming LLC
NOTES TO FINANCIAL STATEMENTS
at which time Mahi became the primary obligor on three (3) outstanding demand obligations then owed by DGC-USA in the aggregate of $50,000,000. The loan and notes balances comprised of the following on March 31, 2021:
Mahi Facility Agreement, due on demand	$47,092,465
Seller note payable, due on demand, without interest	2,095,158
DGC-USA note payable, due on demand, without interest	812,377
Total debt	50,000,000
Less: discount on debt	(8,215,711)
Total debt, less unamortized discount	$41,784,289
The loan governed by Mahi Facility Agreement (“Mahi loan”) accrued interest daily based on the 3-month term USD LIBOR plus margin of 2.0%. The lender of the Mahi loan could demand early repayment of the principal and accrued interest by providing 3 months’ notice to the Company.
On April 1, 2021, VSHL paid the amount of $812,377 directly to DGC-USA in satisfaction of Mahi’s obligations pursuant to the asset purchase agreement dated March 31, 2021 between DGC-USA and Mahi.
On May 4, 2021, VSHL paid the amount of $2,095,158 to Mahi to allow Mahi to pay the seller note payable in satisfaction of Mahi’s obligations pursuant to the facility agreement novated to Mahi and amended pursuant to the loan novation agreement dated March 31, 2021, between, amongst others, the seller and Mahi.
As a result of the April 1, 2021 and May 4, 2021 transactions noted above, the Mahi owed VSHL $2,907,535 (the “VSHL Note Payable”). The VSHL Note Payable did not accrue interest and was repayable on demand.
During the year ended March 31, 2022, the Company recognized interest expense for Mahi loan and notes payable of $1,602,014, which comprised of the interest expense of $655,640 on Mahi loan and the accretion of debt discount of $946,374.
On November 16, 2021, VSHL entered into a debt novation and subscription agreement for the remaining $47,092,465 Mahi loan, whereby Mahi transferred the amount owed under the Mahi Facility Agreement to VSHL, which together with VSHL Note Payable resulted in Mahi owing $50,000,000 to VSHL (the “Remaining Balance”). Additionally, as part of the deed, VSHL agreed to discharge the Remaining Balance in exchange for the issuance of 4,401,177 new units of membership interests in Mahi. As the debt was converted to membership units in the Company, it was classified as long-term as of March 31, 2021.
In connection with the settlement of the Remaining Balance with VSHL by issuing 4,401,177 Mahi membership units to VSHL, a $472,715 loss on debt extinguishment, representing the difference between the carrying amount of the Remaining Balance of $42,730,663 and fair value of the aggregate debt being extinguished of $43,203,378, was recognized as a capital transaction with VSHL.
In addition, VSHL settled accrued interest on Mahi Facility Agreement of $655,640, which was recorded as a capital contribution from VSHL to Mahi.
8.
Income Taxes

The components of the Company’s net loss before income tax expense were as follows:
	Year Ended March 31, 2022	Period from Inception to March 31, 2021
Domestic	$(552,234)	$(1,900,099)
Loss before provision for income taxes	$(552,234)	$(1,900,099)

MahiGaming LLC
NOTES TO FINANCIAL STATEMENTS
A reconciliation of the Company’s statutory income tax rate to the Company’s effective income tax rate was as follows:
	Year Ended March 31, 2022	Period from Inception to March 31, 2021
Income tax at U.S. federal statutory rate	$(552,234)	$(1,900,099)
State taxes, net of federal benefit	(26,807)	(230,816)
Valuation allowance	579,041	1,731,334
Impairment		398,178
Other	—	1,403
	$—	$—
The significant components of the Company’s deferred income tax assets and liabilities were comprised of the following:
	March 31,
	2022	2021
Amortization	$1,498,857	$1,669,657
Net operating loss carryforwards	782,948	210,714
ROU asset	(164,431)	(284,385)
Lease liability	167,418	285,587
Other	25,583	(150,238)
Net deferred tax assets before valuation allowance	2,310,375	1,731,335
Valuation allowance	(2,310,375)	(1,731,335)
Net deferred tax assets after valuation allowance	$—	$—
As of March 31, 2022, the Company had U.S. federal and state net operating loss carryforward of $3,355,267 and $2,805,273, respectively, that have unlimited carryforward periods.
The future realization of tax benefits from existing temporary differences and tax attributes ultimately depends on the existence of sufficient future taxable income within the carryforward period. In assessing the realization of its deferred tax assets, the Company considered whether it is more likely than not that some portion or all of its deferred tax assets will not be realized. The Company considered projected future taxable income, scheduled reversal of deferred tax liabilities, and tax planning strategies in making this assessment. As of March 31, 2022, after consideration of all available evidence, both positive and negative, the Company maintained a full valuation allowance against its net deferred tax assets because it is more likely than not they will not be realized in the future. The change in the valuation allowance between the years ended March 31, 2022 and 2021 was an increase of $579,040.
The future realization of the Company’s net operating loss carryforwards and other tax attributes may also be limited by the change in ownership rules under the U.S. Internal Revenue Code Section 382. Under Section 382, if a corporation undergoes an ownership change (as defined), the corporation’s ability to utilize its net operating loss carryforwards and other tax attributes to offset income may be limited. The Company has not completed a study to assess whether an ownership changed has occurred or whether there have been multiple ownership changes, but does not believe that such a change has taken place.
The Company files income tax returns in the U.S. federal and few state jurisdictions in which it operates. Therefore, the Company is subject to tax examination by various U.S. taxing authorities. The Company is not currently under examination and is not aware of any issues under review that could result

MahiGaming LLC
NOTES TO FINANCIAL STATEMENTS
in significant payments, accruals or material deviation from its tax positions. As of March 31, 2022, tax years from 2020 to present remain open to examination by the Company’s relevant taxing jurisdictions. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service and state tax authorities to the extent utilized in a future period.
The calculation and assessment of the Company’s income tax exposures generally involve the uncertainties in the application of complex tax laws and regulations for U.S. federal and state jurisdictions. A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation, on the basis of the technical merits. As of March 31, 2022, the Company has not recorded any liabilities or interest and penalties related to uncertain tax positions in its financial statements. The Company recognizes accrued interest and penalties, if any, related to uncertain tax positions in tax expense in its financial statements.
9.
Commitments and Contingencies

(i)
Transitional services agreement

In June 2020, the Company entered into a transitional services agreement (“TSA”) with DGC-USA. The terms of the TSA, obligates DGC-USA to manage and coordinate the delivery of the games and services such as operational services, finance, accounting and administrative services, IT infrastructure and support, provision of software tools, design specification support, game development resources and sales and marketing services for Mahi for a period of three (3) years. The Company incurred $351,786 of expenses under the TSA for the period from inception date to March 31, 2021.
On March 31, 2021, the terms of the TSA were amended to revise the term to a 12 month period, and provide for automatic annual renewals unless otherwise terminated in accordance with the provisions of the amended TSA. The services provided by DGC-USA are software development, maintenance and advisory services related to the Company’s online game development business. In consideration for these services The Company paid DGC-USA, a monthly fee based on a net cost-plus pricing methodology as defined in the amended TSA. The Company incurred $208,000 of expenses under the TSA for the year ended March 31, 2022.
(ii)
Commitments

In April 2021, Mahi entered into a two-year option agreement with a third-party seller to purchase an online casino and sport betting business segment for $2,500,000 by paying $100 of deposit, which is included in Prepaid expenses and other current assets on the balance sheet as of March 31, 2022. In April 2023, the expiration of the option agreement was extended to the end of June 2024.
The Company has a consulting agreement work order which automatically renews on annual basis and requires monthly payments of approximately $23,000.
10.
Leases

The Company has operating leases for its office spaces. These leases were assumed in the Company’s business combinations described in Note 1. Description of the Company and Basis of Presentation and Note 3. Business Combinations have remaining lease terms ranging from six months to three years as of March 31, 2022.

MahiGaming LLC
NOTES TO FINANCIAL STATEMENTS
Under ASC 842, operating lease cost is recognized on a straight-line basis over the lease term. The Company did not have any finance leases during the year ended March 31, 2022 and the period from inception to March 31, 2021. Supplemental information related to the Company’s operating leases is as follows:
	March 31,
	2022	2021
Operating leases
Operating lease right-of-use assets	$691,101	$1,159,724
Operating lease liabilities, current	362,892	460,968
Operating lease liabilities, net of current portion	340,764	703,656
Total operating lease liabilities	$703,656	$1,164,624
Weighted average remaining lease term
Operating leases	2.0 years	2.8 years
Weighted average discount rate
Operating leases	4.1%	3.8%
Lease expense is comprised of operating lease costs, which amounted to $505,541 and $81,350 during the year ended March 31, 2022 and the period from inception date to March 31, 2021, respectively.
Supplemental cash flow information related to the Company’s operating leases is as follows:
	March 31,
	2022	2021
Cash paid for amounts included in measurement of lease liabilities:
Operating cash outflows – payments on operating leases	$497,886	$76,450
The following represents the Company’s future undiscounted cash flows and reconciliation to the operating lease liabilities recognized in the balance sheets as of March 31, 2022:
Operating Leases
2023	$384,935
2024	243,082
2025	103,101
2026	8,784
Total lease payments	739,902
Less: amount representing interest	(36,246)
Total present value of lease payments	703,656
Less: current portion	(362,892)
Lease obligation, net of current portion	$340,764

11.
Related Party Transactions

VSHL Agreements
On June 10, 2020, the Company entered into a 2020 VSHL Agreement to develop games for VSHL on an exclusive basis. The Agreement called for development and maintenance along with support services. The Company was entitled to $250,000 a month for services along with additional performance fees at the discretion of VSHL. All intellectual property rights belonged to VSHL.

MahiGaming LLC
NOTES TO FINANCIAL STATEMENTS
On April 12, 2021, the Company entered into the 2021 VSHL Agreement to develop games for VSHL on an exclusive basis. The 2021 VSHL Agreement called for development and maintenance along with support services for a twelve-month period starting on March 31, 2021 and allowed for automatic renewals unless otherwise terminated in accordance with the provisions of the 2021 VSHL Agreement. Under the 2021 VSHL Agreement, all intellectual property rights were retained by VSHL and the Company was entitled to costs incurred plus a 5% mark-up of costs, along with additional performance fees at the discretion of VSHL.
All of the Company’s revenues for the year ended March 31, 2022 and the period from inception date to March 31, 2021 were from the 2020 and 2021 VSHL Agreements, respectively.
Consulting Agreement
Included in general and administrative expenses in the statements of operations for the year ended March 31, 2022 and the period from inception date to March 31, 2021 were $132,649 and $91,065, respectively, for consulting services provided by a spouse of the Company’s chief executive officer.
Performance Payment to Chief Executive Officer
Included in general and administrative expenses in the statement of operations for the year ended March 31, 2022 is $217,285 of performance bonus payment to a company owned by the Company’s chief executive officer.
12.
Employee Benefit Plan

The net assets transferred to the Company from DGC-USA included a restated 2015 401(k) profit-sharing-plan (the “Plan”), which covers all employees who meet eligibility requirements set forth in the Plan. The Plan allows eligible participants to defer up to 100% of their eligible current compensation. The employer matching contribution is discretionary and allocated for the 100% of the first 4% of the participant’s compensation, including a safe harbor match. All employer contributions are 100% vested immediately. Contributions made by the Company were approximately $304,000 and $21,609 for the year ended March 31, 2022 and the period from inception date to March 31, 2021, respectively, which is included in general and administrative expenses in the statements of operations.
13.
Subsequent Events

The Company has evaluated subsequent events through January 24, 2024, the date on which the financial statements were available to be issued and noted the following events:
On May 1, 2022, the Company entered into a Games Software Development and Services Agreement with Games Global Works Limited (“Games Global”) (the “2022 Games Global Agreement”) under terms of which, commencing on May 1, 2022, the Company started deriving all of its revenue from services performed in accordance with the 2022 Games Global Agreement.
In April 2022, Mahi entered into an agreement to lease a new office space located in Boca Raton, Florida upon completion of required leasehold improvements. Construction was completed in February 2023, which represented the commencement of the lease. The lease term is eighty-eight calendar months from the lease commencement date, with monthly payments of approximately $29,000.
On August 4, 2022, Games Global UK Limited acquired 100% ownership of MahiGaming LLC.

MahiGaming LLC
CONDENSED BALANCE SHEETS
(Unaudited)
	June 30, 2022	March 31, 2022
Assets
Current assets:
Cash and cash equivalents	$3,163,182	$3,120,870
Prepaid expenses and other current assets	126,380	169,575
Total current assets	3,289,562	3,290,445
Intangibles, net	11,457,109	12,238,359
Goodwill	40,351,797	40,351,797
Operating lease right-of-use assets	571,558	691,101
Property and equipment, net	464,354	494,232
Restricted cash	73,819	—
Security deposits	152,618	55,529
Total assets	$56,360,817	$57,121,463
Liabilities and member’s equity
Current liabilities:
Accounts payable and accrued expenses	$460,148	$709,282
Operating lease liabilities, current	307,801	362,892
Total current liabilities	767,949	1,072,174
Operating lease liabilities, net of current portion	276,723	340,764
Deferred income taxes	—	—
Total liabilities	1,044,672	1,412,938
Commitments and Contingencies (Note 8)
Member’s equity	55,316,145	55,708,525
Total liabilities and member’s equity	$56,360,817	$57,121,463
The accompanying notes are an integral part of these condensed financial statements.

MahiGaming LLC
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)
	Three Months Ended June 30,
	2022	2021
Revenue from Parent	$1,368,251	$3,906,507
Revenue	2,717,080	—
Total revenue	4,085,331	3,906,507
Cost of revenue	3,500,159	3,101,063
Operating expenses
General and administrative	977,552	687,853
Total operating expenses	977,552	687,853
Other expenses
Interest expense	—	638,818
Total other expenses	—	638,818
Net loss	$(392,380)	$(521,227)
The accompanying notes are an integral part of these condensed financial statements.

MahiGaming LLC
CONDENSED STATEMENTS OF MEMBER’S EQUITY
(Unaudited)
	Units	Amount	Accumulated Deficit	Total Member’s Equity
Balances, April 1, 2021	100	$24,000,000	$(9,048,093)	$14,951,907
Net loss	—	—	(521,227)	(521,227)
Balances, June 30, 2021	100	$24,000,000	$(9,569,320)	$14,430,680
	Units	Amount	Accumulated Deficit	Total Member’s Equity
Balances, April 1, 2022	4,401,277	$67,386,303	$(11,677,778)	$55,708,525
Net loss	—	—	(392,380)	(392,380)
Balances, June 30, 2022	4,401,277	$67,386,303	$(12,070,158)	$55,316,145
The accompanying notes are an integral part of these condensed financial statements.

MahiGaming LLC
CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)
	Three Months Ended June 30,
	2022	2021
Cash flows from operating activities:
Net loss	$(392,380)	$(521,227)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	949,393	941,705
Non-cash interest expense	—	638,818
Changes in operating assets and liabilities:
Prepaid expenses and other assets	43,197	36,841
Accounts payable and accrued expenses	(249,135)	(81,365)
Operating lease liabilities	(119,132)	(113,468)
Security deposits	(97,089)	—
Net cash provided by operating activities	134,854	901,304
Cash flows from investing activities:
Purchases of property and equipment	(18,723)	(914)
Net cash used in investing activities	(18,723)	(914)
Cash flows from financing activities:
Proceeds from note payable with Parent	—	2,095,158
Repayment of seller note payable	—	(2,095,158)
Net cash provided by (used in) financing activities	—	—
Net increase in cash, cash equivalents and restricted cash	116,131	900,390
Cash, cash equivalents and restricted cash, beginning of period	3,120,870	365,608
Cash, cash equivalents and restricted cash, end of period	$3,237,001	$1,265,998
Supplemental information:
Cash and cash equivalents	3,163,182	1,265,998
Restricted cash	73,819	—
Total cash, cash equivalents and restricted cash	3,237,001	1,265,998
The accompanying notes are an integral part of these condensed financial statements.

MahiGaming LLC
NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS
1.   Description of the Company
MahiGaming LLC (“Mahi” or “the Company”) was incorporated in Delaware as a wholly-owned subsidiary of Digital Gaming Corporation USA (“DGC-USA”) on April 3, 2020 under the name MahiGaming California LLC, for the purpose of facilitating a merger transaction. On June 9, 2020 (“Inception Date”) DGC-USA transferred the net assets that comprised its California gaming software development operations into Mahi, followed by a sale of 100% of its membership interests in Mahi to Velo Studio Holdings Limited (“VSHL” or “Parent”), an entity located in Guernsey. On March 31, 2021, Mahi purchased from DGC-USA the net assets that comprised the Florida and Nevada gaming software development operations, and the Company’s name was changed to MahiGaming LLC.
The Company is engaged in the design and development of gaming software for internationally produced and recognized gaming solutions across multiple platforms in California, Florida and Nevada.
2.   Summary of Significant Accounting Policies
Unaudited Interim Financial Information
The accompanying unaudited condensed financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. The condensed balance sheet as of March 31, 2022 included herein was derived from the audited financial statements as of that date. The accompanying condensed financial statements and related notes should be read in conjunction with the audited financial statements for the year ended March 31, 2022. Certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been omitted from this report.
Results for the interim periods in this report are not necessarily indicative of future financial results and have not been audited by the Company’s independent registered public accounting firm. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments necessary to present fairly the Company’s interim financial statements as of June 30, 2022, and for the three months ended June 30, 2022, and 2021. These adjustments are of a normal recurring nature and consistent with the adjustments recorded to prepare the annual audited financial statements as of March 31, 2022.
Summary of Significant Accounting Policies
There have been no significant changes, other than those disclosed within these interim condensed financial statements, to the Company’s material accounting policies in Note 2. Summary of Significant Accounting Policies, of the notes to the financial statements for the year ended March 31, 2022.
Use of Estimates
The preparation of the Company’s financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in these financial statements include but are not limited to: the allocation of purchase consideration, specifically the determination of the fair values of the assets acquired and liabilities assumed as part of business acquisitions; impairment assessment of goodwill; valuation of debt consideration; estimated useful lives and depreciation and amortization of property and equipment and intangible assets; and the assessment of the realizability of deferred income taxes.
The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. The Company evaluates its estimates and assumptions on an ongoing basis. Actual results could differ from those estimates and such differences may be material to the financial statements.

MahiGaming LLC
NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS
Concentration of Credit Risk and Significant Customers and Suppliers
Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. Cash and cash equivalents are placed with large financial institutions that management believes are of high credit quality. At times, the Company’s cash balances with individual banking institutions are in excess of federally insured limits. The Company has not experienced any credit losses related to its cash and cash equivalents balances. The Company believes that its concentration of credit risk related to cash and cash equivalents was not significant as of June 30, 2022 and March 31, 2022.
The concentration of credit risk is primarily limited to one customer, Games Global Works Limited to which the Company made all of its sales during the months of May and June of 2022. The concentration of credit risk is primarily limited to one customer, VSHL to which the Company made all of its sales during April 30, 2022 and the three months ended June 30, 2021. Games Global Works Limited and VSHL paid Mahi in the same month it received services from the Company; therefore, the Company did not have accounts receivable as of June 30, 2022 and March 31, 2022, respectively.
The Company pays its suppliers on normal commercial terms and does not believe that there is any significant supply risk from its suppliers. The Company did not have any supplier who represented 10% or more of the Company’s purchases during the three months ended June 30, 2022 and 2021.
Restricted Cash
Restricted cash represents standby letters of credit issued in connection with the Company’s operating leases. The amounts of restricted cash on the balance sheet as of June 30, 2022 and March 21, 2022 were $73,819 and $0, respectively.
Fair Value Measurements
The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The valuation techniques utilized are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect certain market assumptions. These inputs are classified into the following hierarchy:
•
Level 1 — Quoted prices in active markets for identical assets or liabilities.

•
Level 2 — Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•
Level 3 — Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of cash and accounts payable and accrued expenses approximate their fair values due to the short-term nature of these assets and liabilities.
Revenue Recognition
The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, revenue is recognized when (or as) a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.
The Company enters into revenue arrangements for the design and development of gaming software and related maintenance, support, and consultancy services requested by the customer in exchange for

MahiGaming LLC
NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS
consideration. At contract inception, the Company evaluates whether promised goods and services represent distinct performance obligations. Promised goods and services that are both capable of being distinct and distinct within the context of the contract are identified as separate performance obligations. Promised goods and services that do not meet both criteria are combined as single performance obligations. The determination of whether the promises within a contract are considered distinct involves judgment.
Services
For the three months ended June 20, 2022, commencing on May 1, 2022, the Company derived its revenue from services performed in connection with Games Software Development and Services Agreement with Games Global Works Limited (“Games Global”) (the “2022 Games Global Agreement”).
For April of 2022 and for the three months ended June 30, 2021, the Company derived its revenue entirely from services performed in connection with Games Software Development and Service Agreements (the “2021 VSHL Agreement”) with VSHL. The services provided by the Company to Games Global and to VHSL represent a single performance obligation and the Company measures the satisfaction of the performance obligation over time as services are rendered.
During the three months ended June 30, 2022 and 2021, the Company invoiced Games Global and VSHL on a monthly basis for services performed that month at budgeted cost incurred plus a markup in connection with the applicable Games Software Development and Services Agreements. The Company measured progress to satisfy the performance obligation using the cost incurred input method as this method provided a faithful depiction of the transfer of services rendered, such that revenue was recognized based on the Company’s budgeted costs plus the contractually agreed-upon markup rate.
Payment Terms
The terms of the Games Global Agreement and the 2021 VHSL Agreement require payment by the end of the subsequent calendar month following the date of the invoice, however, Digital Games and VSHL historically submitted payment within the same month that services were provided. Payments made for services rendered are nonrefundable.
Contract Balances
The Company does not have any contract assets or liabilities on the balance sheets as of June 30, 2022 or March 31, 2022, as payments received, and costs incurred, relate to services performed in the current month.
Recent Accounting Pronouncements Not Yet Adopted
In December 2023 the FASB issued ASU 2023-09 Improvements to Income Tax Disclosures. The ASU 2023-09 requires public business entities to disclose additional information in specified categories with respect to the reconciliation of the effective tax rate to the statutory rate (the rate reconciliation) for federal, state, and foreign income taxes. It also requires greater detail about individual reconciling items in the rate reconciliation to the extent the impact of those items exceeds a specified threshold (if the effect of those reconciling items is equal to or greater than 5% of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). In addition to new disclosures associated with the rate reconciliation, the ASU 2023-09 requires information pertaining to taxes paid (net of refunds received) to be disaggregated for federal, state, and foreign taxes and further disaggregated for specific jurisdictions to the extent the related amounts exceed a quantitative threshold. The amendments are effective for public business entities for annual periods beginning after December 15, 2024. The Company is currently evaluating the impact of adopting the ASU 2023-09 on its financial statement disclosures.
The Company has reviewed all other recently issued accounting pronouncements and has determined that such standards that are not yet effective will not have a material impact on these financial statements or do not otherwise apply to the Company’s operations.

MahiGaming LLC
NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS
3. Property and Equipment, Net
Property and equipment, net, consisted of the following as of June 30, 2022 and March 31, 2022:
	June 30,	March 31,
	2022	2022
Furniture and fixtures	$248,389	$243,493
Computer software and equipment	302,638	288,811
Leasehold improvements	146,580	146,580
Office equipment	14,137	14,137
	711,744	693,021
Less: Accumulated depreciation	(247,390)	(198,789)
Total property and equipment, net	$464,354	$494,232
Depreciation expense related to property and equipment recorded in the statements of operations was $48,601 and $44,701 for the three months ended June 30, 2022 and 2021, respectively.
4. Goodwill and Intangible Assets
As of June 30, 2022 and March 31, 2022 goodwill consisted of the following:
	Gross Goodwill	Accumulated Impairment Losses	Net Goodwill
Balance, March 31, 2022	$49,317,604	$(8,965,807)	$40,351,797
Balance, June 30, 2022	49,317,604	(8,965,807)	40,351,797
Intangible assets subject to amortization as of June 30, 2022 were as follows:
As of June 30, 2022	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Game engines	$14,515,000	$(3,856,475)	$10,658,525
Brand	1,110,000	(311,416)	798,584
Total	$15,625,000	$(4,167,891)	$11,457,109
Intangible assets subject to amortization as of March 31, 2022 were as follows:
As of March 31, 2022	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Game engines	$14,515,000	$(3,130,725)	$11,384,275
Brand	1,110,000	(255,916)	854,084
Total	$15,625,000	$(3,386,641)	$12,238,359
Amortization expense related to intangible assets recorded in the statements of operations was $781,250 for the three months ended June 30, 2022 and 2021, respectively. Amortization expense of $725,750 related to game engines was recorded in cost of revenue in the statements of operations for the three months ended June 30, 2022, and 2021, respectively, and amortization expense of $55,500 related to the brand was recorded in general and administrative expenses for the three months ended June 30, 2022 and 2021, respectively.

MahiGaming LLC
NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS
As of June 30, 2022, the estimated future annual amortization expense is expected to be as follows:
Amortization Expense
2023	$2,343,750
2024	3,125,000
2025	3,125,000
2026	2,863,359
$11,457,109

5.
Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following as of June 30, 2022 and March 31, 2022:
	June 30,	March 31,
	2022	2022
Accrued bonuses	$403,378	$598,313
Accrued expenses	56,770	110,969
Total accounts payable and accrued expenses	$460,148	$709,282
6.   Debt
In connection with the March 31, 2021 acquisition of the Florida and Nevada studio operations from DGC-USA, the Company entered into a Debt Novation Agreement, at which time Mahi became the primary obligor on three (3) outstanding demand obligations then owed by DGC-USA in the aggregate of $50,000,000, which comprised of the following loans and notes on March 31, 2021, the date of acquisition:
Mahi Facility Agreement, due on demand	$47,092,465
Seller note payable, due on demand, without interest	2,095,158
DGC-USA note payable, due on demand, without interest	812,377
The loan governed by Mahi Facility Agreement (“Mahi loan”) accrued interest daily based on the 3-month term USD LIBOR plus margin of 2.0%. The lender of the Mahi loan could demand early repayment of the principal and accrued interest by providing 3 months’ notice to the Company.
On April 1, 2021, VSHL paid the amount of $812,377 directly to DGC-USA in satisfaction of Mahi’s obligations pursuant to the asset purchase agreement dated March 31, 2021 between DGC-USA and Mahi.
On May 4, 2021, VSHL paid the amount of $2,095,158 to Mahi to allow Mahi to pay the seller note payable in satisfaction of Mahi’s obligations pursuant to the facility agreement novated to Mahi and amended pursuant to the loan novation agreement dated March 31, 2021, between, amongst others, the seller and Mahi.
As a result of the April 1, 2021 and May 4, 2021 transactions noted above, the Mahi owed VSHL $2,907,535 (the “ VSHL Note Payable”). The VSHL Note Payable did not accrue interest and was repayable on demand.
During the three months ended June 30, 2021, the Company recognized interest expense for Mahi loan and notes payable of $638,818, which comprised of the interest expense of $258,322 on Mahi loan and the accretion of debt discount of $380,496.
On November 16, 2021, VSHL entered into a debt novation and subscription agreement for the remaining $47,092,465 Mahi loan, whereby Mahi transferred the amount owed under the Mahi Facility

MahiGaming LLC
NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS
Agreement to VSHL, which together with VSHL Note Payable resulted in Mahi owing $50,000,000 to VSHL (the “Remaining Balance”). Additionally, as part of the deed, VSHL agreed to discharge the Remaining Balance in exchange for the issuance of 4,401,177 new units of membership interests in Mahi.
7.   Income Taxes
For the three months ended June 30, 2022, and 2021, the Company did not record a tax provision due to the current year tax loss. As of June 30, 2022, the Company continued to maintain a full valuation allowance against its net deferred tax assets.
8.   Commitments and Contingencies
(i)   Transitional services agreement
On March 31, 2021, the Company entered into an amended transitional services agreement (“TSA”) with DGC-USA. The terms of the TSA, obligates DGC-USA to manage and coordinate the delivery of the games and services such as operational services, finance, accounting and administrative services, IT infrastructure and support, provision of software tools, design specification support, game development resources and sales and marketing services for Mahi for a twelve months period, and provided with automatic renewals unless otherwise terminated in accordance with the provisions of the amended TSA. The services to be provided by DGC-USA are software development, maintenance and advisory services related to the Company’s online game development business. In consideration for these services The Company will pay DGC-USA, a monthly fee based on a net cost-plus pricing methodology as defined in the amended TSA. The Company incurred $0 and $170,067 of expenses under the TSA for the three months ended June 30, 2022 and 2021, respectively.
(ii)   Commitments
In April 2021, Mahi entered into a two-year option agreement with a third-party seller to purchase an online casino and sport betting business segment for $2,500,000 by paying $100 of deposit, which is included in prepaid expenses and other current assets on the balance sheet as of June 30, 2022.
The Company has a consulting agreement work order which automatically renews on annual basis and requires monthly payments of approximately $23,000.
On June 8, 2022 the Company entered into a standby letter of credit agreement for $73,819 with a financial institution that is used as collateral for the Company’s operating lease. The letter of credit automatically renews annually without amendment unless canceled by the financial institution within 60 days notification for non-extension, not to exceed 5 years.
9.   Leases
The Company has operating leases for its office spaces and have remaining lease terms ranging from six months to three years as of June 30, 2022.
Under ASC 842, operating lease cost is recognized on a straight-line basis over the lease term. The Company did not have any finance leases during the three months ended June 30, 2022 and 2021. Supplemental information related to the Company’s operating leases is as follows:

MahiGaming LLC
NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS
	June 30,	March 31,
	2022	2022
Operating leases
Operating lease right-of-use assets	$571,558	$691,101
Operating lease liabilities, current	307,801	362,892
Operating lease liabilities, net of current portion	276,723	340,764
Total operating lease liabilities	$584,524	$703,656
Weighted average remaining lease term
Operating leases	2.0 years	2.1 years
Weighted average discount rate
Operating leases	4.2%	4.1%
Lease expense is comprised of operating lease costs, which amounted to $131,548 and $129,543 during the three months ended June 30, 2022 and 2021, respectively.
Supplemental cash flow information related to the Company’s operating leases is as follows:
	June 30,
	2022	2021
Cash paid for amounts included in measurement of lease liabilities:
Operating cash outflows – payments on operating leases	$125,974	$124,101
The following represents the Company’s future undiscounted cash flows and reconciliation to the operating lease liabilities recognized in the balance sheets as of June 30, 2022:
Operating Leases
2023	$258,961
2024	243,082
2025	103,101
2026	8,784
Total lease payments	613,928
Less: amount representing interest	(29,404)
Total present value of lease payments	584,524
Less: current portion	(307,801)
Lease obligation, net of current portion	$276,723
In April 2022, Mahi entered into an agreement to lease a new office space located in Boca Raton, Florida upon completion of required leasehold improvements. Construction was completed in February 2023, which represented the commencement of the lease. The lease term is eighty-eight calendar months from the lease commencement date, with monthly payments of approximately $29,000.
10.   Related Party Transactions
VSHL Agreement
On April 12, 2021, the Company entered into the 2021 VSHL Agreement to develop games for VSHL on an exclusive basis. The 2021 VSHL Agreement called for development and maintenance along with support services for a twelve-month period starting on March 31, 2021 and allowed for automatic renewals

MahiGaming LLC
NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS
unless otherwise terminated in accordance with the provisions of the 2021 VSHL Agreement. Under the 2021 VSHL Agreement, all intellectual property rights were retained by VSHL and the Company was entitled to costs incurred plus a 5% mark-up of costs, along with additional performance fees at the discretion of VSHL. The 2021 VSHL Agreement terminated on April 30, 2022 in connection with the Company entering into the 2022 Games Global Agreement effective May 1, 2022.
The Company recognized $1,368,251 and $3,906,507 of revenue for the three months ended June 30, 2022 and 2021 from the 2021 VSHL Agreement, respectively.
Consulting Agreement
Included in general and administrative expenses in the statements of operations for the three months ended June 30, 2022 and 2021 were $36,376 and $18,140, respectively, for consulting services provided by a spouse of the Company’s chief executive officer.
11.   Subsequent Events
The Company has evaluated subsequent events through January 24, 2024, the date on which the unaudited condensed financial statements were available to be issued and noted the following events:
On August 4, 2022, Games Global UK Limited acquired 100% ownership of MahiGaming LLC.

Velo Studios
INDEPENDENT AUDITOR’S REPORT
To the shareholders of Velo Studios
Opinion
We have audited the combined financial statements of Velo Studios (the “Combined Group”), which comprise the combined statement of financial position as of December 31, 2022 and 2021 and January 1, 2021, and the related combined statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2022 and the related notes to the combined financial statements (collectively referred to as the “financial statements”).
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Combined Group as of December 31, 2022 and 2021 and January 1, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Combined Group, and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits, which include relevant ethical requirements in the United States of America and the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards). We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Responsibilities of Management and Those Charged with Governance for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is responsible for assessing the Combined Group’s ability to continue as a going concern at least, but not limited to, twelve months from the end of the reporting period, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Combined Group or to cease operations, or has no realistic alternative but to do so.
Those charged with governance are responsible for overseeing the Combined Group’s financial reporting process.
Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with GAAS, we:
•
Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Combined Group’s internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Combined Group’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.
/s/ Deloitte LLP
February 9, 2024

Velo Studios
COMBINED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE
INCOME FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
	Notes	Year Ended December 31, 2022 €’000	Year Ended December 31, 2021 €’000
Revenue	4	23,923	13,988
Cost of sales	5	(10,337)	(7,746)
General & administrative expenses	5	(1,458)	(742)
Financial income	7	1	—
Financial expenses	7	(209)	(19)
Profit before tax		11,920	5,481
Taxation	8	(2,341)	(1,095)
Profit for the year		9,579	4,386
Attributable to:
Net investment of parent company		5,907	2,929
Non-controlling interest		3,672	1,457
		9,579	4,386
Other comprehensive income
Items that will or may be reclassified to profit or loss
Exchange gains arising on translation of foreign operations		5	16
Total other comprehensive income for the year		5	16
Total comprehensive income for the year		9,584	4,402
Total comprehensive income attributable to:
Net investment of parent company		5,910	2,940
Non-controlling interest		3,674	1,462
		9,584	4,402
Profit for the year is derived from continuing operations.
The accompanying notes are an integral part of these combined financial statements.

Velo Studios
COMBINED STATEMENT OF FINANCIAL POSITION
	Notes	As at December 31, 2022 €’000	As at December 31, 2021 €’000	As at January 1, 2021 €’000
ASSETS
Non-Current Assets
Intangible assets	10	760	300	—
Property, plant and equipment	11	35	19	19
Right-of-use assets	12	912	671	1,046
Other non-current assets		63	—	55
Deferred tax assets	8	168	570	447
Total Non-Current Assets		1,938	1,560	1,567
Current Assets
Trade and other receivables	13	5,480	3,496	1,444
Cash and cash equivalents	17	6,921	5,844	2,471
Total Current Assets		12,401	9,340	3,915
Total Assets		14,339	10,900	5,482
EQUITY AND LIABILITES
EQUITY
Net investment of parent company	16	7,502	3,680	897
Non-controlling interest	16	2,265	1,877	618
Total Equity		9,767	5,557	1,515
LIABILITIES
Current Liabilities
Trade and other payables	14	958	947	651
Deferred revenue	4	257	—	—
Lease liabilities	12	270	172	355
Short-term loan	15	—	2,254	2,000
Current tax liabilities	18	2,562	1,267	61
Total Current Liabilities		4,047	4,640	3,067
Non-Current Liabilities
Lease liabilities	12	525	453	639
Deferred tax liabilities	8	—	—	11
Long-term loan	15	—	250	250
Total Non-Current Liabilities		525	703	900
Total Liabilities		4,572	5,343	3,967
Total Equity and Liabilities		14,339	10,900	5,482
The accompanying notes are an integral part of these combined financial statements.

Velo Studios
COMBINED STATEMENT OF CHANGES IN EQUITY FOR THE
YEARS ENDED DECEMBER 31, 2022 AND 2021
	Notes	Net investment of parent company €’000	Non-controlling interest €’000	Total equity €’000
At January 1, 2021		897	618	1,515
Profit for the year	16	2,929	1,457	4,386
Other comprehensive income for the year		11	5	16
Total comprehensive income		2,940	1,462	4,402
Contributions by and distributions to owners
Share based payments	20	195	—	195
Issuance of share capital		314	140	454
Dividends declared and paid	9	(666)	(343)	(1,009)
Total transactions with owners		(157)	(203)	(360)
At December 31, 2021		3,680	1,877	5,557
At January 1, 2022		3,680	1,877	5,557
Profit for the year	16	5,907	3,672	9,579
Other comprehensive income for the year		3	2	5
Total comprehensive income		5,910	3,674	9,584
Contributions by and distributions to owners
Share based payments	20	649	—	649
Loan conversion	15	2,435	—	2,435
Dividends declared and paid	9	(5,172)	(3,286)	(8,458)
Total transactions with owners		(2,088)	(3,286)	(5,374)
At December 31, 2022		7,502	2,265	9,767
The accompanying notes are an integral part of these combined financial statements.

Velo Studios
COMBINED STATEMENT OF CASH FLOWS FOR THE
YEARS ENDED DECEMBER 31, 2022 AND 2021
	Notes	Combined Year ended December 31, 2022 €’000	Combined (Note 1) Year ended December 31, 2021 €’000
Operating activities
Profit for the year		9,579	4,386
Adjustments for:
Amortization	10	121	33
Depreciation	11,12	300	385
Share based payments	20	649	195
Finance income	7	(1)	—
Finance expense	7	36	33
Income tax expense/(credit)	8	2,341	1,095
Net non-cash movement on debt/equity conversion		180	—
Cash flow from operating activities before changes in working capital		13,205	6,127
Increase in trade and other receivables	13	(1,984)	(2,052)
Increase in trade and other payables	14	11	296
(Increase)/decrease in non-current deposit		(63)	55
(Decrease)/increase in current tax liabilities		(44)	(10)
Increase in deferred revenue	4	257	—
Net cash movement in working capital		(1,823)	(1,711)
Income tax paid		(606)	(19)
Interest paid, net		(35)	(33)
Net cash flows from operating activities		10,741	4,364
Investing activities
Purchases of property, plant and equipment	11	(29)	(10)
Purchase of intangible fixed assets	10	(581)	(333)
Net cash used in investing activities		(610)	(343)
Financing activities
Issuance of share capital		—	454
Dividends declared and paid	9	(8,458)	(1,009)
Principal paid on lease liabilities	12	(358)	(369)
Loan facility drawdowns		—	254
Loan repayment	15	(250)	—
Net cash used in financing activities		(9,066)	(670)
Opening cash and cash equivalents		5,844	2,471
Exchange rate difference in cash and cash equivalents		12	22
Closing cash and cash equivalents		6,921	5,844
The accompanying notes are an integral part of these combined financial statements.

Velo Studios
NOTES TO THE COMBINED FINANCIAL STATEMENTS
1.
General information and basis of preparation

1.1 General information
In 2021 and 2022, Velo Studios (“the Combined Group”) existed as a collection of entities under Velo Studios Holdings with the principal activity of developing, holding and exploiting gaming related Intellectual Property (“IP”). During the period, the Combined Group existed under the common controlling ownership of Velo Studio Holdings Limited, a private company limited by shares incorporated in Guernsey, with a registered address of Kingsway House, Havilland Street, St. Peter Port, Guernsey, GY1 2QE. On March 1, 2023, Games Global Limited (“Games Global”) acquired the Combined Group from Velo Studios Holdings Limited.
The following entities comprise the Combined Group and have been included within these combined financial statements:
•
Snowborn Games AB and its wholly owned subsidiary Snowborn Finland OY, together referred to as “the Snowborn Group”. Snowborn Games AB is a private company limited by shares incorporated in Sweden, with a registered address of c/o No18 Office & Lounge, Nybrokajen 7, 111 48 Stockholm, Sweden. Snowborn Finland OY is a private company limited by shares incorporated in Finland, with a registered address of Mannerheimintie 12 B 00100 Helsinki, Finland.

•
JFTW Games Development AB (also known as “Just For The Win”) is a private company limited by shares incorporated in Sweden, with a registered address of Sankt Eriksgatan 63b, 112 34, Stockholm, Sweden.

•
Spinplay Holdings Limited and its wholly owned subsidiary Spinplay Games Inc., together referred to as “the Spinplay Group”. Spinplay Holdings Limited is a private company limited by shares incorporated in Guernsey, with a registered address of Kingsway House, Havilland Street, St. Peter Port, Guernsey, GY1 2QE. Spinplay Games Inc. is a private company incorporated and domiciled in the State of Nevada, with a registered address of 3141 Nevelson Walk, Henderson, Nevada 89014, USA.

•
Riversun Holdings Inc. (trading under the name “Neko Games”) is a private company limited by shares incorporated in the British Virgin Islands, with a registered address of Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

The table below presents Velo Studio Holdings Limited’s ownership interest in each of the Combined Group entities.
Company Name	December 31, 2022	December 31, 2021	January 1, 2021
JFTW Game Development AB	69.29%	66.00%	66.00%
Snowborn Games AB	54.08%	54.08%	53.51%
Snowborn Finland OY (indirect)	54.08%	54.08%	53.51%
Spinplay Holdings Limited	60.00%	67.00%	67.00%
Spinplay Games Inc. (indirect)	60.00%	67.00%	67.00%
Riversun Holdings Inc.	62.45%	62.45%	52.68%
As Games Global acquired Velo Studio Holdings Limited’s interest in the Combined Group entities, which does not represent 100% of the entities’ share capital, amounts attributable to non-controlling interests are separately shown in these combined financial statements. The proportion of voting rights does not differ from the interest held.

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)
1.2 Basis of preparation
These combined financial statements have been prepared in accordance with the requirements of S-X 3-05 and have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
The combined financial statements have been prepared on a historical cost basis. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.
The accounting principles set out below, unless stated otherwise, have been applied consistently for all years presented in the combined financial statements.
1.3 Presentational currency
These combined financial statements are presented in Euros, which is also each entity’s functional currency, with the exception of Spinplay Games Inc., which has a functional currency of US Dollar. All values are rounded to the nearest thousand (€’000) except when otherwise indicated.
1.4 Principles of combination
The combined financial statements include the consolidated financial statements of the Snowborn Group and the Spinplay Group, and the individual financial statements of JFTW Games Development AB and Neko Games.
In preparing the combined financial statements, the financial information noted above has been aggregated on a line-by-line basis by adding together like items of assets, liabilities, equity, income and expenses. Balances, transactions and unrealized gains or losses on transactions between the combined and consolidated entities, including their subsidiaries, are eliminated in full. Where there are transactions with Velo Studio Holdings Limited and other entities controlled by Velo Studio Holdings Limited outside of the Combined Group and Directors of Velo Studios entities, these amounts are disclosed as related party transactions.
Non-controlling interests in the Combined Group entities are identified separately from the Velo Studio Holdings Limited’s investment therein. The carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income of the subsidiaries is attributed to the owners of the Combined Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.
1.5 Basis of consolidation
Unless exempt, IFRS require a parent to present consolidated financial statements, whereby a parent is an entity that controls an investee (a ‘subsidiary’). A parent controls an entity when it has power over the investee, it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns.
These combined financial statements incorporate the consolidated financial statements of the Snowborn Group (comprising Snowborn Games AB and its wholly owned subsidiary Snowborn Finland OY) and the Spinplay Group (comprising Spinplay Holdings Limited and its wholly owned subsidiary Spinplay Games Inc.).
The Combined Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. Consolidation of a subsidiary begins when the Combined Group obtains control over the subsidiary and ceases when the Combined Group loses control of the subsidiary. Specifically, the results of subsidiaries acquired or

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)
disposed of during the year are included in profit or loss from the date the Combined Group gains control until the date when the Combined Group ceases to control the subsidiary.
Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with the Combined Group’s accounting policies. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Combined Group are eliminated on consolidation.
Changes in the Combined Group’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Combined Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the Combined Group.
When the Combined Group loses control of a subsidiary, it derecognizes the related assets (inclusive of goodwill), liabilities, non-controlling interest and other components of equity, while any residual gain or loss is recognized in profit or loss. Any residual investment retained is recognized at fair value.
1.6 First-time adoption of IFRS
These combined financial statements, for the years ended December 31, 2022 and 2021, are the first time that financial statements of the Combined Group have been prepared. This is also the first time the Combined Group has issued financial statements prepared in accordance with IFRS. For periods up to and including the year ended December 31, 2020, the entities within the Combined Group maintained their historical financial information in accordance with local generally accepted accounting principles (Local GAAPs). Therefore, a reconciliation between Local GAAP and IFRS has not prepared for the Combined Group, as there is no single historical basis of preparation for the combined financial statements and there is no historical combined financial statement information.
Accordingly, the Combined Group has applied IFRS 1 First time adoption of International Financial Reporting Standards as at January 1, 2021. In application of IFRS 1, the Combined Group has elected to use the following exemptions in preparing these combined financial statements:
•
The estimates used by the Combined Group to present these amounts in accordance with IFRS reflect conditions at January 1, 2021, the date of transition to IFRS and as at December 31, 2021.

•
The cumulative translation differences for all foreign operations are deemed to be zero at January 1, 2021, the date of transition to IFRS.

•
No hindsight was used to conclude retrospectively that the recognition criteria were met on internally generated assets when considering the application of IAS 38 at January 1, 2021, the date of transition of IFRS.

•
Several practical expedients in relation to leases were applied as listed below:

•
Lease liabilities were remeasured at January 1, 2021, the date of transition of IFRS, to represent the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate at January 1, 2021, the date of transition to IFRS.

•
Right-of-use assets were equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

•
Practical expedients available for short-term leases, low value leases and the exclusion of initial direct costs were applied at January 1, 2021, the date of transition to IFRS.

•
Hindsight was used to determine the lease term if the contract contained options to extend or terminate the lease.

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)
1.7 Going concern
The combined financial statements have been prepared assuming the Combined Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. In coming to this conclusion, consideration has been given to the Combined Group’s business model in its current form i.e. as a development arm of the wider Games Global group. The forecast cash flows of the wider Games Global group have been prepared for a period exceeding 12 months, with budgeted numbers to March 31, 2025 having been approved by the Games Global Board of Directors. These forecast cash flows demonstrate that, along with the Combined Group’s lack of material term debt balances, the Combined Group has adequate resources to continue in operational existence for the foreseeable future. As such, the Combined Group has adopted the going concern basis of accounting in preparing its combined financial statements.
The principal accounting policies are set out below, and unless otherwise stated, have been applied consistently in the periods presented in these combined financial statements.
2.
Significant accounting policies

2.1 Summary of significant accounting policies
a)
Foreign currencies

Transactions and balances
Transactions in foreign currencies are initially recorded by the Combined Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition.
Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates at the reporting date. Differences arising on settlement or translation of monetary items are recognized in the combined statement of profit or loss.
Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the date of the initial transactions. The gain or loss arising on translation is recognized in the combined statement of profit or loss.
Combined Group companies
The Combined Group’s financial statements are presented in Euros. For each entity, the Combined Group determines the functional currency, and items included in the financial statements of each entity are measured using that functional currency.
When translating the subsidiary’s respective functional currencies into the Combined Group’s presentation currency, which is Euros, assets and liabilities of foreign operations, are translated using the exchange rates at the reporting date. Income and expense items are translated using the average rates prevailing during the year. Equity is translated at historical exchange rates. All resulting foreign currency translation differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve.
b)
Property, plant and equipment

Property, plant and equipment assets that have finite lives are recorded at cost less accumulated depreciation and impairment losses. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:
Buildings and leasehold improvements	2 – 5 years
Furniture and fixtures	3 – 10 years
Computer equipment	2 – 5 years

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)
The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.
An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.
c)
Intangible assets

Intangible assets solely comprise capitalized development costs associated with internally generated assets arising from IP developed by the Combined Group companies. Such intangible assets are amortized over the following periods:
Developed Game IP	5 years
Internally generated intangible assets (development costs)
Expenditure on research activities is recognized as an expense in the period in which it is incurred. The Combined Group capitalizes development costs only if all of the following conditions are met:
•
it is technically feasible to complete the intangible asset;

•
adequate resources are available to complete the development;

•
there is an intention to complete and use the intangible asset for the provision of services;

•
the Combined Group is able to use the intangible asset;

•
use of the intangible asset will generate probable future economic benefits; and

•
expenditures attributable to the intangible asset can be measured reliably.

Expenditures related to development activities that do not satisfy the above criteria, including expenditures incurred during general research activity or maintenance of recognized assets are expensed as incurred in the combined statement of profit or loss.
Subsequent expenditure on capitalized intangible assets is capitalized only where it clearly increases the economic benefits to be derived from the asset to which it relates. All other expenditures, including those incurred in order to maintain an intangible asset’s current level of performance, is expensed as incurred.
Capitalized development costs are amortized over the periods the Combined Group expects to benefit from selling the products developed, typically 5 years. The amortization expense is included within the cost of sales line in the combined statement of profit or loss.
At the end of each reporting period, management reviews the carrying amount of the intangible assets based on the present value of future cash flows.
d)
Financial instruments

Financial assets and financial liabilities are recognized when the Combined Group becomes a party to the contractual provisions of the instruments.
The Combined Group classifies its financial assets and financial liabilities as measured at amortized cost or fair value through profit or loss, depending on the purpose for which the asset was acquired.
A financial asset is measured at amortized cost under IFRS 9 Financial Instruments (“IFRS 9”) if it meets both of the following conditions and is not designated as at fair value through profit or loss:
•
it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)
•
its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial liabilities are classified as measured at amortized cost.
The Combined Group’s financial assets include trade and other receivables and the Combined Group’s financial liabilities include trade and other payables, including accrued liabilities.
Trade and other receivables
Trade and other receivables are initially recorded at fair value plus transaction costs that are directly attributable to their acquisition or issue, and are subsequently carried at amortized cost using the effective interest rate method, and are short term in nature.
Impairment of financial assets (including receivables)
At the end of each reporting period, the Combined Group assesses on a forward-looking basis the expected credit losses (“ECL”) associated with short term receivable carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.
The Combined Group applies the simplified approach permitted by IFRS 9 for trade receivables held at amortized cost, which requires expected lifetime losses to be recognized from initial recognition of the receivables. To measure the ECL, trade receivables have been grouped based on shared credit risk characteristics. The expected loss rates have been calculated based on past default experience and an assessment of the future economic environment and forecast future revenues. The ECL has been calculated with reference to the ageing and risk profile of the balances. The carrying amounts of financial assets represent the maximum credit exposure. The Combined Group does not consider contractual payment terms that are more than 30 days past due as a significant increase in credit risk as it considers there is reasonable and supportable information that demonstrates otherwise. In these circumstances debt has regularly been recovered in the past and it is not a cause for concern of the Combined Group.
Trade and other payables
Trade and other payables are not interest-bearing, are stated initially at fair value and are subsequently measured at amortized cost using the effective interest method.
e)
Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, bank deposits and other short-term highly liquid investments with original maturities of three months or less, which are generally used by the Combined Group to meet short-term liquidity requirements.
f)
Impairment of non-financial assets

The carrying values of the Combined Group’s non-financial assets are reviewed on an on-going basis for any indication of impairment and, if any such indication exists, the assets’ recoverable amount is estimated.
g)
Provisions and contingent liabilities

Provisions are recognized when a present legal or constructive obligation exists for a future liability in respect of a past event and where the amount of the obligation can be estimated reliably. The amount recognized as a provision is the Combined Group’s best estimate of the likely outflows at the end of the reporting period.

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)
Contingent liabilities are recognized when a present legal or constructive obligation exists for a future liability in respect of a past event where the amount cannot be estimated reliably, or, where a possible legal or constructive obligation exists for a future obligation in respect of a past event.
At the end of the reporting period, no contingent liabilities were identified by Management.
h)
Revenue recognition

The Combined Group generates revenue through income earned from the license and the provision of other services. All revenue is recognized net of value-added tax (‘VAT’) and other sales-related taxes where they are applicable.
License revenue represents royalties (sales-based fees) received from the Combined Group’s customers in return for a right-to-use license over the Combined Group’s IP (being it’s developed gaming content).
Revenue for all streams is accounted for in accordance with IFRS 15, “Revenue from Contracts with Customers,” (IFRS 15) by applying the five-step model.
Based on IFRS 15, the Combined Group has performed the following steps in determining the appropriate amount of revenue to be recognized as obligations are fulfilled under this agreement:
1.
Identification of the contract;

2.
Determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract;

3.
Measurement of the transaction price, including the constraint on variable consideration;

4.
Allocation of the transaction price to the performance obligations; and

5.
Recognition of revenue when each performance obligation is satisfied.

The Combined Group has assessed the services provided to the customers and concludes that there is a single performance obligation, with services satisfied over time with the same pattern of transfer to the customers.
The Combined Group has no significant financing arrangements and no material obligations for discounts, incentives or refunds of commissions subsequent to completion of performance obligations.
License fee revenue
The Combined Group enters into license arrangements with its customers for the development and license of games for use on the customer’s platform. Under the arrangements, the Combined Group receives a fee under a “revenue share model” for games accepted and licensed by the customer. License fee income is determined based on an agreed share of the gaming revenues earned by its customers as they service end users. The Combined Group has determined that such agreements qualify as contracts with customers.
The following performance obligations have been identified at contract inception:
•
license(s) to the game(s) developed by the Combined Group companies to their customers; and

•
various support services associated with each of those games.

The transaction price is comprised solely of the royalty fee, which is billed and paid monthly based on the customers’ revenue reports (sales-based fees). The sales-based fee therefore represents variable consideration in the contract.
In determining the proportion of the transaction price to allocate to the identified performance obligations, as the arrangement contains a license, the Combined Group has considered the license guidance

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)
in IFRS 15. As the license is considered to be the predominant item to which the royalty relates, the royalty fee is allocated in full to the license and accordingly, the revenue for the sales-based royalty is recognized in line with corresponding sales (i.e., as the Combined Group’s customer earns gaming revenues from servicing the end users).
Contract liabilities
A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Combined Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Combined Group performs under the contract (i.e., transfers control of the related goods or services to the customer).
i)
Interest

Interest income is accrued on a time basis by reference to the principal outstanding and at the effective interest rate applicable. This is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to its net carrying amount.
j)
Income taxes

Income tax expense represents the sum of current and deferred taxes. Current and deferred taxes are recognized in the Combined statement of profit or loss, except to the extent they relate to items recognized in the Combined statement of other comprehensive income or directly in the Combined statement of changes in equity in which case they are recognized in other comprehensive income or equity respectively.
Current tax
Current tax payable is based on taxable income for the year. Taxable income differs from earnings as reported in the Combined statements of profit or loss because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Combined Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the particular reporting period.
Deferred tax
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the Combined Group’s financial statements and the corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable income will be available against which those deductible temporary differences can be utilized, or where the legislation grants the ability for the deferred tax asset to be recognized against existing taxable temporary differences. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.
Deferred tax liabilities are recognized for taxable temporary differences associated with investments and interests in subsidiaries and associates, except where the Combined Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profit against which to utilize the temporary differences and they are expected to reverse in the foreseeable future, or where the legislation permits, the reversal of existing taxable temporary differences is sufficient to support the realization of the deferred tax asset.

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)
The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of any such asset to be recovered. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, in each case based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Combined Group expects, at the end of the particular reporting period, to recover or settle the carrying amount of its assets and liabilities.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Combined Group intends to settle its current tax assets and liabilities on a net basis. Deferred tax assets and liabilities are not discounted.
Current and deferred tax are recognized in the Combined statement of profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.
k)
Leases

At the inception of a contract, the Combined Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
The Combined Group as a lessee
The Combined Group recognizes a right-of-use asset and a lease liability at the lease commencement date. In preparing these combined financial statements, certain practical expedients within IFRS 1 in relation to Leases have been applied. Accordingly, for all leases existing as at January 1, 2021, the date of transition to IFRS, the lease commencement date is deemed January 1, 2021.
The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement of the lease, and any initial costs. They are then subsequently measured at cost less accumulated depreciation and impairment losses. Right-of-use assets are depreciated over the shorter of the lease term and the useful life of the underlying asset, and are tested for impairment in accordance with IAS 36, Impairment of Assets (“IAS 36”).
The lease liability is initially measured at the present value of the future lease payments, discounted by using the interest rate implicit in the lease. If this rate cannot be readily determined, the Combined Group uses its incremental borrowing rate at the lease commencement date. The Combined Group subsequently measures the lease liability by increasing the carrying amount to reflect interest on the lease liability and by reducing the carrying amount to reflect the lease payments made.
Interest on the lease liability is recognized in financial expenses within the Combined statement of profit and loss. The total amount of cash payments in relation to lease payments is separated into a principal portion and interest, presented within financing activities in the Combined statement of cash flows.
Lease payments included in the measurement of the lease liability include:
•
fixed lease payments (including in-substance fixed payments), less any lease incentives;

•
variable lease payments that depend on an index or rate initially measured using the index or rate at the commencement date;

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)
•
amount expected to be payable by the lessee under residual value guarantees;

•
the exercise price of purchase options or the term of extension options if the lessee is reasonably certain to exercise the options; and

•
payments of penalties for terminating the lease if the lease includes an option to terminate the lease.

The Combined Group remeasures the lease liability and makes a corresponding adjustment to the related right-of-use asset whenever:
•
the lease term has changed or there is a change in the assessment of exercise of a purchase or an extension option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;

•
the lease payments change due to changes in an index or rate or change in expected payment under a guaranteed residual value, in which case the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used); or

•
a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

Variable payments that do not depend on an index or rate are not included in the measurement of the lease liability or right-of-use asset. The related payments are recognized as an expense in the year in which the event or condition that triggers such payments occurs.
As a practical expedient, IFRS 16 permits a lessee to account for any lease and associated non-lease components as a single arrangement instead of separating the non-lease components. The Combined Group has applied this practical expedient.
For short-term leases (lease term of 12 months or less), such as personal computers and office furniture, the Combined Group has opted to recognize a lease expense on a straight-line basis as permitted by IFRS 16.
The leases held by the Combined Group and accounted for under IFRS 16 as right-of-use assets and lease liabilities relate to office buildings.
l)
Cost of sales

Costs that are directly related to the generation of revenue include license fees, certification and translations, amortization of intellectual property and costs associated with employees who are considered to contribute to development activity. Such costs are classified as cost of sales and recognized as incurred. All other costs are explicitly not considered cost of sales as no revenue is earned directly from such costs.
m)
Dividends

Dividends are recognized when they become legally payable. In the case of interim dividends to equity shareholders, this is when declared by the directors. In the case of final dividends this is when approved by the shareholders at the Annual General Meeting of the Combined Group companies.
n)
Defined contribution pension scheme

Contributions to defined contribution pension schemes are charged to the Combined statement of profit or loss in the year to which they relate.
o)
Share-based payments

Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date. The fair value excludes the effect of non-market-based vesting conditions. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in note 20.

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)
The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Combined Group’s estimate of the number of equity instruments that will eventually vest. At each reporting date, the Combined Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to reserves.
2.2 Recent accounting pronouncements
i)
Adoption of new and revised accounting standards and interpretations

These combined financial statements, for the years ended December 31, 2022 and 2021, are the first the Combined Group has prepared in accordance with IFRS. Accordingly, all IFRS standards that are effective as of December 31, 2022 are properly considered and reflected within the Combined Group’s accounting policies. The Combined Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective, amendments are not expected to have a material impact on the Combined Group’s financial statements.
ii)
IFRS standards issued not yet effective

The following IFRSs have been issued but have not been applied in these financial statements. Their adoption is not expected to have a material effect on the Combined Group’s financial statements:
•
Amendments to IAS 1: Classification of Liabilities as Current or Non-current (effective January 1, 2023);

•
IFRS 17 Insurance Contracts and amendments to Insurance Contracts (effective date January 1, 2023);

•
IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies; (effective date January 1, 2023);

•
Amendments to IAS 8: Definition of Accounting Estimates (effective date January 1, 2023);

•
Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective date January, 1 2023);

•
Initial Application of IFRS 17 and IFRS 9 — Comparative Information (Amendments to IFRS 17) (effective date January 1, 2023);

•
Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (effective date to be confirmed);

•
Lease Liability in a Sale and Leaseback (Amendments to IFRS 16) (effective date January, 1 2024);

•
Classification of Liabilities as Current or Non-current (Amendments to IAS 1) (effective date January, 1 2024);

•
Non-current Liabilities with Covenants (Amendments to IAS 1) (effective date January, 1 2024).

The adoption of the new standards and interpretations are not expected to have a significant impact on the Combined Group’s financial statements.
3.
Critical accounting judgments and key sources of estimation uncertainty

The preparation of the combined financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and amounts reported in the combined financial statements and accompanying notes. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the

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NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)
circumstances, the results of which form the basis of making the judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.
The critical accounting judgments and key sources of estimation uncertainty that Management believe to have the most significant impact on our combined financial statements are described below.
Critical accounting judgments
Development costs
Management reviews expenditures, including wages and benefits for employees, incurred on development activities and based on their judgment of the costs incurred assesses whether the expenditure meets the capitalization criteria set out in IAS 38 and the intangible assets accounting policy within the notes to the combined financial statements. Management considers if additional expenditure on projects relates to maintenance or new development projects. In addition, the useful life of capitalized development costs is determined by management at the time the software is brought into use and is regularly reviewed for appropriateness. For unique software products we control and develop, the life is based on historical experience with similar products as well as anticipation of future events, which may impact their useful economic life, such as changes in technology. The Combined Group had €760k, €300k and €nil of capitalized development costs as of December 31, 2022, December 31, 2021 and January 1 2021, respectively.
Recognition of deferred tax assets
Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies. The Combined Group has €0 (€451k as of December 31, 2021; €395k as of January 1, 2021) tax losses carried forward. These tax losses have arisen in subsidiaries which have taxable profits in subsequent periods and therefore the Combined Group has determined it appropriate to recognize a deferred tax asset in respect of these losses. See further details on taxes are disclosed in note 8.
Key sources of estimation uncertainty
Uncertain tax positions
As outlined in note 18, management have recognized an uncertain tax provision of €2,278k in relation to historic tax exposures in certain jurisdictions as of December 31, 2022 (€859k as of December 31, 2021). This provision is subject to uncertainty in respect of timing of potential settlement and the quantum, and represents the best estimation of management at the reporting date.
4.
Revenue from contracts with customers

The Combined Group derives its revenue from contracts with customers for the transfer of services in the following major product lines.

Velo Studios
NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)
Disaggregation of revenue:
External revenue by product/service offered	2022 €’000	2021 €’000
License fees	23,131	13,858
Other	792	130
Total	23,923	13,988
External revenue by timing of revenue	2022 €’000	2021 €’000
Services transferred over time	23,893	13,858
Product transferred at a point in time	30	130
Total	23,923	13,988
As of December 31, 2022, the Combined Group collected €257k (2021: none) cash in advance from customers, which has been recorded as deferred revenue within the current liabilities.
Over the historical period the Combined Group had two primary customers. Included in the above are revenues of €23.3m (2021: €13.9m), which arose from sales to the Combined Group’s primary customers, accounting for 97% of Combined Group’s revenue (2021: accounting for 99% of revenue).
Geographical Information
The Combined Group’s revenue, determined by the location of its customers, can be analyzed as follows.
External revenue by location of customer	2022 €’000	2021 €’000
Isle of Man	23,276	13,858
United States	647	130
Total	23,923	13,988

5.
Profit for the year

Profit for the year has been arrived at after charging:
	2022 €’000	2021 €’000
Cost of sales	10,337	7,746
Legal and professional fees	194	119
Audit fee	8	4
Office expenses	85	78
Technical and infrastructure costs	185	96
Depreciation of property, plant and equipment	13	10
Other expenses	973	435
Total	11,795	8,488
The other expense is mainly comprised of exchange rate losses (FY22: €295k, FY21: €116k), marketing and business development costs (FY22: €255k, FY21: €145k), travel costs (FY22: €223k, FY21: €39k) and office expenses (FY22: €54k, FY21: €16k).

Velo Studios
NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)
Cost of sales in the Combined Statement of Profit or Loss and Other Comprehensive Income are broken down as follows:
	2022 €’000	2021 €’000
Research and development costs	9,069	6,322
Studio recharge costs directly involved with the generation of revenue	860	1,016
Depreciation of right-of-use asset	287	375
Amortization of IP	121	33
Total	10,337	7,746

6.
Staff costs

The average number of employees employed by the Combined Group during the year ended December 31, 2022 was 72 (2021: 65).
Staff costs comprise the following:
	2022 €’000	2021 €’000
Wages and salaries	4,705	3,636
Pension costs	459	463
Social security cost	999	860
Other staff related costs	891	321
Total	7,054	5,280
The Combined Group paid €459k (2021: €463k) defined contribution pension costs during the year ended December 31, 2022. Refer to note 22 ‘Related party transactions’ for disclosures relating to key management remuneration.
7.
Financial income and expenses

Financial income and expenses comprise the following:
	2022 €’000	2021 €’000
Interest income	(1)	—
Interest expense	9	5
Lease interest expense	27	28
Exchange rate differences	173	(14)
Total	208	19

8.
Taxation

	2022 €’000	2021 €’000
Current tax expense:
Current tax on profits for the year (at the domestic rates applicable to profits in relevant jurisdictions – see below)	519	370
Uncertain tax positions	1,419	859
Total current tax	1,938	1,229

Velo Studios
NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)
Deferred tax expense:	2022 €’000	2021 €’000
Origination and reversal of temporary differences:	403	(134)
Total deferred tax	403	(134)
Total tax expense for the year	2,341	1,095
The domestic tax rates applied in relevant jurisdictions include Sweden (20.6%), Finland (20%), British Virgin Islands (n/a — no domestic income tax in this jurisdiction), Guernsey (0%) and USA (21%).
The charge for the year can be reconciled to the profit before tax as follows:
	2022 €’000	2021 €’000
Profit before tax on continuing operations	11,920	5,481
Tax charge applied at local statutory rates	984	306
Expenses not deductible	4	25
Local GAAP differences	66	10
Uncertain tax positions	1,419	859
Effect of movements in temporary differences	(84)	(26)
Effect of different tax rates of subsidiaries	(48)	(79)
Total tax expense for the year	2,341	1,095
Change in tax rates and factors affecting the future tax charge
The Combined Group is not aware of any changing tax rates in the relevant jurisdictions. However, consideration has been given to the requirements of the Organisation for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS), which addresses the tax challenges arising from the digitalization of the global economy and the Global Anti-Base Erosion Model Rules (GLoBE Rules or Pillar Two model rules). Whereby these rules seek to apply a 15% minimum effective tax rate to multinational enterprises with revenues in excess of EUR 750 million per their consolidated financial statements.
The expectation is that the Combined Group will not be subject to the GLoBE rules in the foreseeable future as it will not be (or be part of) a multinational group with consolidated revenues in excess of €750 million. The applicability of the rules will be monitored going forward.
Estimates and assumptions, including uncertainty over income tax treatments
The Combined Group is subject to corporate income tax in a number of jurisdictions and there is significant complexity to the application of income tax rules to international businesses in this sector. In relation to this complexity, the Company has identified certain uncertain international tax positions which meet the requirement for recognition.
An uncertain tax provision of €2,278k (2021: €859k) is recorded within current tax liabilities (Note 18). Assessment of the provision is based on the application of judgment and with advice from external tax advisors.

Velo Studios
NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)
The deferred taxation can be reconciled as follows:
	2022 €’000	2021 €’000
Opening deferred tax asset/deferred tax liabilities	570	436
Movement in period	(403)	134
Foreign exchange	1	—
At end of year	168	570
The provision for deferred taxation is made up as follows:
	December 31, 2022 €’000	December 31, 2021 €’000	January 1, 2021 €’000
Short term timing differences	95	23	(11)
Shares based payments	73	97	52
Tax losses	—	450	395
Deferred taxation	168	570	436

9.
Dividends

	2022 €’000	2021 €’000
Amounts recognized as distributions to equity holders in the year:
Final dividend – to parent company	5,172	666
Final dividend – to non-controlling interest	3,286	343
Total	8,458	1,009
Dividend approved by the directors of Spinplay group	7,410	—
Dividend approved by the directors of Just For The Win	1,048	1,009
Total	8,458	1,009
Dividend per share Spinplay group	0.22	n/a
Dividend per share Just For The Win	0.01	0.01
Dividends for the Spinplay group were approved by the Board of Directors at their meetings in April 2022 and September 2022. Dividends for Just For The Win were approved by the Board of Directors at their meetings in May 2021 and July 2022. All dividends declared are included as a separate line item in the combined statement of changes in equity.
Entities of the Combined Group declared four dividends after the year end date December 31, 2022 to the members of the associated company. These comprise €2,800k on February 6, 2023, €500k on February 15, 2023, €2,488k on June 22, 2023 and €4,137k on August 21, 2023. Please refer to note 23 for further details.

Velo Studios
NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)
10.
Intangible assets

The movements during the year in respect of intangible assets, solely comprising developed IP, were as follows:
	Internally developed intangibles €’000	Total €’000
Cost
At January 1, 2021	—	—
Additions	333	333
At December 31, 2021	333	333
Additions	581	581
At December 31, 2022	914	914
Amortization
At January 1, 2021	—	—
Charge for the year	33	33
At December 31, 2021	33	33
Charge for the year	121	121
At December 31, 2022	154	154
Net carrying amount
At January 1, 2021	—	—
At December 31, 2021	300	300
At December 31, 2022	760	760
The amortization charge for the year of €121k (2021: €33k) has been included in cost of sales.
The Combined Group holds IP that relates to games development. The carrying amount of this IP is €760k (2021: €300k) and is amortized over 5 years. The remaining average amortization period as of December 31, 2022 is 4.1 years (2021: 4.5 years).
As at December 31, 2022 the Combined Group had no contractual commitments relating to the acquisition of intangible assets.

Velo Studios
NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)
11.
Property, plant and equipment

	Land, buildings and leasehold improvements €’000	Furniture and fixtures €’000	Computer equipment €’000	Total €’000
Cost
At January 1, 2021	—	28	28	56
Additions	—	5	5	10
At December 31, 2021	—	33	33	66
Additions	10	—	19	29
At December 31, 2022	10	33	52	95
Accumulated depreciation
At January 1, 2021	—	19	18	37
Charge for the year	—	6	4	10
At December 31, 2021	—	25	22	47
Charge for the year	0	3	10	13
At December 31, 2022	0	28	32	60
Net carrying amount
At January 1, 2021	—	9	10	19
At December 31, 2021	—	8	11	19
At December 31, 2022	10	5	20	35
As at December 31, 2022, December 31, 2021 and January 1, 2021 the Combined Group did not have any material contractual commitments relating to the acquisition of property, plant and equipment. There were no restrictions on title, and property, plant and equipment pledged as security for liabilities.

Velo Studios
NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)
12.
Leases

	Buildings €’000	Total €’000
Cost
At January 1, 2021	1,046	1,046
Additions	—	—
At December 31, 2021	1,046	1,046
Additions	528	528
At December 31, 2022	1,574	1,574
Accumulated depreciation
At January 1, 2021	—	—
Charge for the year	375	375
At December 31, 2021	375	375
Charge for the year	287	287
At December 31, 2022	662	662
Net carrying amount
At January 1, 2021	1,046	1,046
At December 31, 2021	671	671
At December 31, 2022	912	912
Climate change is not considered to have an impact on the carrying value of these assets.
At December 31, 2022 the Combined Group had no material contractual commitments relating to the acquisition of leases.
Amounts recognized in profit and loss	2022 €’000	2021 €’000
Depreciation expense on right of use assets	287	375
Interest expense on lease liabilities	27	28
Total	314	403
At December 31, 2022 the Combined Group is committed to €18k for short term leases. The total cash outflow for leases amounts to €84k (2021: €41k). The maturity analysis for contractual commitments for lease liabilities is presented in note 19.
There is no income from subleasing right-of-use assets.
The nature of the leasing activities is for office buildings. There are no covenants or restrictions imposed by leases.
Extension and termination options are included within a number of the Combined Group’s leases. The Combined Group may decide to exercise some of these which would have an impact on the lease liability and associated right of use asset.
There are no significant variable payment features in the leases held by the Combined Group.

Velo Studios
NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)
	December 31, 2022 €’000	December 31, 2021 €’000
Opening Lease Liability	625	994
Interest Expense	27	28
New Leases	502	—
Lease Payments	(305)	(380)
Exchange rate difference	(54)	(17)
Closing Lease Liability	795	625
The following table sets out the contractual maturity of undiscounted contractual cash-flows of lease liabilities:
December 31, 2022	Due < 1 year €’000	Due between 1 and 2 years €’000	Due between 2 and 5 years €’000	Due > 5 years €’000
As at December 31, 2022	300	307	243	—
As at December 31, 2021	197	138	346	—
As at January 1, 2021	383	201	424	71

13.
Trade and other receivables

Trade and other receivables comprise the following:
	December 31, 2022 €’000	December 31, 2021 €’000	January 1, 2021 €’000
Trade receivables (net)	1,547	454	10
Other receivables	3,864	2,973	1,335
Prepaid expenses and deposits	69	69	99
Total trade and other receivables	5,480	3,496	1,444
The trade and other receivables have a typical payment profile of less than 30 days. A maturity analysis of trade receivables is included in note 19. Other receivables mainly include accrued income of €3,745,000 (2021: €2,783,000), which represents revenue earned but not yet billed as of the balance sheet date. The increase of accrued income is in line with the increase of revenue.
As disclosed in note 19, no expected credit loss allowance is held, due to the expected loss rate being 0% (2021: 0%). This reflects the bad debt expense rate experienced in prior years. Considering the look forward position, as well as prior experience, the business does not have any concern over the ability of any of its customers to pay. The Combined Group tracks trade receivables on a monthly basis and has not experienced any bad debt from newly acquired subsidiaries or ongoing trade.
14.
Trade and other payables

	December 31, 2022 €’000	December 31, 2021 €’000	January 1, 2021 €’000
Trade payables	109	141	55
Other accruals	663	577	440
Other payables	186	229	156
Total trade and other payables	958	947	651

Velo Studios
NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)
15.
Loans

Spinplay Holdings Limited related party loan
On May 29, 2019, Spinplay Holdings Limited entered into a shareholder loan agreement with Bellerive Capital 39 Limited, a shareholder of Spinplay Holdings Limited, and received total cash proceeds of EUR 614k (USD 750k) at 0% interest rate. The loan is unsecured and callable on demand. Subsequently, debt amendments were entered between Spinplay Holdings Limited and Bellerive Capital 39 Limited to increase the loan amount on December 12, 2019, July 9, 2020 and October 20, 2020. As of January 1, 2021, the outstanding debt amounted to EUR 2,000k (USD 2,443k).
On September 11, 2021, the full amount of the loan was assigned from Bellerive Capital 39 Limited to Velo Studio Holdings Limited.
In 2021, additional cash of USD 120k was advanced by Velo Studio Holdings Limited to Spinplay Holdings Limited. On March 7, 2022, amounts due of EUR 2,254k (USD 2,563k) under the note were settled through the issuance of one “A” share of Spinplay Holdings Limited. It is noted that prior to settlement, the loan did not include an equity conversion option.
Snowborn Games AB related party loan
In June 2020, Snowborn Games AB entered into a shareholder loan agreement with its parent company Bellerive Capital, a related party as of June 2020, and received cash proceeds of EUR 250k at 0% interest rate. The loan has a term of 36 months and the lender has an option to convert the debt into equity at SEK 4 million (approximately EUR 360k). The loan is unsecured.
The full amount of the loan was assigned from Bellerive Capital 39 Limited to Velo Studio Holdings Limited in December 2020.
In December 2022, the loan was settled in full (Euro 250,000) by Snowborn Games AB to Velo Studios through cash repayment.
The Combined Group’s short-term loan is presented as follows in the Statement of Financial Position as of December 31, 2022 and 2021:
	December 31, 2022 €’000	December 31, 2021 €’000	January 1, 2021 €’000
Short-term loan:
Snowborn Games AB loan	—	—	—
Spinplay Holdings Limited loan	—	2,254	2,000
Long-term loan:
Snowborn Games AB loan	—	250	250
Total	—	2,504	2,250

16.
Material partly-owned entities and non-controlling interests

As at December 31, 2022, each of the Combined Group’s four entities are considered to have non-controlling interests (refer to note 1.5). There are no significant restrictions on the ability of the Combined Group to access or use assets and settle liabilities.

Velo Studios
NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)
Financial information of component entities that have material non-controlling interests is provided below:
	December 31, 2022 €’000	December 31, 2021 €’000	January 1, 2021 €’000
Accumulated balances of material non-controlling interest:
Snowborn Group	1,166	305	299
JFTW Game Development AB	1,100	826	681
Riversun Holdings Inc.	482	199	50
Spinplay Group	(483)	547	(412)
Total comprehensive income allocated to material non-controlling interest:
Snowborn Group	860	(131)	n/a
JFTW Game Development AB	597	487	n/a
Riversun Holdings Inc.	281	149	n/a
Spinplay Group	1,936	957	n/a
The summarized financial information of these component entities is provided below:
Summarized statement of profit or loss for 2022
	Snowborn Group €’000	JFTW €’000	Riversun Holdings Inc. €’000	Spinplay Group €’000
Revenues	4,442	7,099	1,167	11,215
Expense	2,570	5,206	417	6,151
Profit for the year	1,872	1,893	750	5,064
Attributable to:
Net investment of parent company	1,012	1,296	469	3,130
Non-controlling interest	860	597	281	1,934
Other comprehensive income
Foreign currency translation	—	—	—	5
Total other comprehensive income	—	—	—	5
Total comprehensive income
Attributable to:
Net investment of parent company	1,012	1,296	469	3,133
Non-controlling interest	860	597	281	1,936

Velo Studios
NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)
Summarized statement of profit or loss for 2021
	Snowborn Group €’000	JFTW €’000	Riversun Holdings Inc. €’000	Spinplay Group €’000
Revenues	1,265	6,472	543	5,708
Expense	1,549	5,040	172	2,841
(Loss)/Profit for the year	(284)	1,432	371	2,867
Attributable to:
Net investment of parent company	(153)	945	222	1,915
Non-controlling interest	(131)	487	149	952
Other comprehensive income
Foreign currency translation	—	—	—	16
Total other comprehensive income				16
Total comprehensive income
Attributable to:
Net investment of parent company	(153)	945	222	1,926
Non-controlling interest	(131)	487	149	957
Summarized statement of financial position as at December 31, 2022
	Snowborn Group €’000	JFTW €’000	Riversun Holdings Inc. €’000	Spinplay Group €’000
Current assets	2,619	4,171	670	4,941
Non-current assets	388	621	710	219
Current liabilities	(325)	(1,143)	—	(2,579)
Non-current liabilities	(148)	(377)	—	—
Total Equity	2,534	3,272	1,380	2,581
Attributable to:
Net investment of parent company	1,368	2,172	898	3,064
NCI	1,166	1,100	482	(483)
Summarized statement of financial position as at December 31, 2021
	Snowborn Group €’000	JFTW €’000	Riversun Holdings Inc. €’000	Spinplay Group €’000
Current assets	639	3,426	385	4,890
Non-current assets	478	660	283	139
Current liabilities	(207)	(1,205)	(40)	(3,188)
Non-current liabilities	(250)	(453)	—	—
Total Equity	660	2,428	628	1,841
Attributable to:
Net investment of parent company	355	1,602	429	1,294
NCI	305	826	199	547

Velo Studios
NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)
Summarized statement of financial position as at January 1, 2021
	Snowborn Group €’000	JFTW €’000	Riversun Holdings Inc. €’000	Spinplay Group €’000
Current assets	588	2,454	115	758
Non-current assets	497	1,018	—	52
current liabilities	(180)	(841)	(9)	(2,037)
Non-current liabilities	(262)	(627)	—	(11)
Total Equity	643	2,004	106	(1,238)
Attributable to:
Net investment of parent company	344	1,323	56	(826)
NCI	299	681	50	(412)
Summarized cash flow information for year ended December 31, 2022
	Snowborn Group €’000	JFTW €’000	Riversun Holdings Inc. €’000	Spinplay Group €’000
Operating	2,066	1,671	560	6,444
Investing	(25)	—	(545)	(40)
Financing	(345)	(1,312)	—	(7,409)
Exchange rate difference in cash and cash equivalents	—	—	—	12
Net increase/(decrease) in cash and cash equivalents	1,696	359	15	(993)
Summarized cash flow information for year ended December 31, 2021
	Snowborn Group €’000	JFTW €’000	Riversun Holdings Inc. €’000	Spinplay Group €’000
Operating	(522)	1,725	362	2,799
Investing	(5)	(5)	(313)	(20)
Financing	237	(1,311)	150	254
Exchange rate difference in cash and cash equivalents	—	—	—	22
Net increase/(decrease) in cash and cash equivalents	(290)	409	199	3,055

17.
Notes to the statement of cashflows

	December 31, 2022 €’000	December 31, 2021 €’000	January 1, 2021 €’000
Cash and bank balances	6,921	5,844	2,471
Bank overdrafts	—	—	—
Total	6,921	5,844	2,471
Non-cash transactions
On March 7, 2022, amounts due of EUR 2,254k (USD 2,563k) under the note were settled through the issuance of one “A” share of Spinplay Holdings Limited. This also results in a net cash movement of EUR 180k in relation to the foreign currency fluctuation between EUR and USD.

Velo Studios
NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)
Changes in liabilities arising from financing activities
Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Combined Group’s statement of cashflows as cash flows from financing activities.
Please refer to note 12 for lease liabilities disclosure showing leases reconciliation from opening balance to closing.
18.
Current tax liabilities

	December 31, 2022 €’000	December 31, 2021 €’000	January 1, 2021 €’000
Uncertain tax provisions	2,278	859	—
Other current tax liabilities	284	408	61
Total current tax liabilities	2,562	1,267	61
At the end of the reporting period, an uncertain tax provision of €2,278k is recorded within current tax liabilities. Please see note 8 for further details.
Uncertain tax provisions €’000
At January 1, 2021	—
Created during the year	859
At December 31, 2021	859
Created during the year	1,419
At December 31, 2022	2,278

19.
Financial instruments and risk management

The Combined Group is exposed to risks that arise from its use of financial instruments. The main financial instruments used by the Combined Group, are as follows:
•
Trade and other receivables;

•
Trade and other payables;

•
Loans; and

•
Cash.

All financial instruments are held at amortized cost using the effective interest rate method. Management have considered the risks arising from the financial instruments held historically, and have documented their key conclusions and responses to the main risks in this note. Management does not consider interest rate risk to be relevant as it does not have any debt or debt-like items on variable interest rate terms.
Credit risk
Credit risk is the risk of financial loss to the Combined Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Combined Group’s principal financial assets that are subject to credit risk are trade and other receivables.
The Combined Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the factors that may influence the credit risk of its customer base, including the default risk associated with the industry and country in which customers operate.

Velo Studios
NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)
The Combined Group limits its exposure to credit risk from trade receivables by establishing a maximum payment period of one to three months for corporate customers.
The Combined Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables (refer to note 13). The Combined Group does not have any financial assets that are purchased or originated credit-impaired. No financial assets have been remeasured during the year due to adjustments for credit risk.
The ageing of trade and other receivables (excluding prepayment and deposit) was as follows:
Maturity Profile	December 31, 2022 €’000	December 31, 2021 €’000	January 1, 2021 €’000
Less than 30 days	5,411	3,427	1,345
Between 31 and 60 days	—	—	—
Between 61 and 90 days	—	—	—
Between 90 and 120 days	—	—	—
More than 120 days	—	—	—
	5,411	3,427	1,345
All trade receivables balance at the end of the year are due from the Combined Group’s largest customer. The counterparties the Combined Group sells to have similar characteristics in that they all operate in the same industry however this is not considered an adverse concentration of risk as they are operating in a large and profitable industry.
Trade receivables are measured at amortized cost. The Combined Group applies the simplified approach permitted by IFRS 9 for trade receivables held at amortized cost, which requires expected lifetime losses to be recognized from initial recognition of the receivables. Based on past default experience and an assessment of the future economic environment and forecast future revenues, no impairment is recorded.
Below is a table that details the Combined Group’s credit quality of financial assets. There are no contract assets or financial guarantee contracts in place.
Account	Note	External Credit Rating	ECL measurement	Gross Carrying Value €’000	Allowance for loss €’000	Net Carrying Value €’000
Trade receivables
As at December 31, 2022	13	N/A	12-month ECL (low credit risk)	1,547	—	1,547
As at December 31, 2021	13	N/A	12-month ECL (low credit risk)	454	—	454
As at January 1, 2021	13	N/A	12-month ECL (low credit risk)	10	—	10
The credit risk of these assets is deemed minimal. To best see the credit risk in terms of days past due please refer to the maturity profile included within this note.
Credit risk also arises from cash and cash equivalents and deposits with banks and financial institutions. The Combined Group holds its cash and cash equivalents with reputable financial institutions and thus does not consider there to be a high likelihood of loss arising from deposits with banking partners.
Liquidity risk
Liquidity risk is the risk that the Combined Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash.

Velo Studios
NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)
The Combined Group is exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The primary objectives of liquidity management consist of ensuring that sufficient cash is available to meet the liabilities of the Combined Group’s operations when they are due, without incurring unacceptable losses or risking damage to the business reputation.
Management are of the opinion that the Combined Group will be able to meet its short-term financial liabilities as and when they fall due based on an assessment of the business cash flow forecasts and budgets for the upcoming year.
All current financial liabilities at the reporting date have a maturity date of less than 60 days. The following is an analysis of the contractual maturity of the financial liabilities and lease liabilities based on the remaining period at the reporting date to the contractual maturity date:
December 31, 2022	Due < 1 year €’000	Due between 1 and 2 years €’000	Due between 2 and 5 years €’000	Due > 5 years €’000
Trade and other payables	958	—	—	—
Lease liabilities	270	283	242	—
Loans	—	—	—	—
December 31, 2021	Due < 1 year €’000	Due between 1 and 2 years €’000	Due between 2 and 5 years €’000	Due > 5 years €’000
Trade and other payables	947	—	—	—
Lease liabilities	172	124	329	—
Loans	2,254	250	—	—
January 1, 2021	Due < 1 year €’000	Due between 1 and 2 years €’000	Due between 2 and 5 years €’000	Due > 5 years €’000
Trade and other payables	651	—	—	—
Lease liabilities	355	176	393	70
Loans	2,000	—	250	—
Foreign Currency Exposure Risk
The Combined Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise.
At December 31, 2022, the Combined Group had exposures in the following currencies (in €’000 equivalents):
	USD €’000	SEK €’000
Cash	2,515	4,031
Other receivables	—	119
Trade and payable	286	628
Current tax liabilities	2,037	513
Lease liabilities	—	795
Debt	—	—

Velo Studios
NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)
At December 31, 2021, the Combined Group had exposures in the following currencies (in €’000 equivalents):
	USD €’000	SEK €’000
Cash	3,508	2,012
Other receivables	—	187
Trade and payable	100	774
Current tax liabilities	836	425
Lease liabilities	—	625
Debt	2,254	—
At January 1, 2021, the Combined Group had exposures in the following currencies (in €’000 equivalents):
	USD €’000	SEK €’000
Cash	454	1,903
Other receivables	—	8
Trade and payable	19	588
Current tax liabilities	19	42
Lease liabilities	—	994
Debt	2,000	—
The table below details the effect on profit before tax of a 10% strengthening or weaking of the EUR exchange rate at the reporting date for balance sheet items denominated in USD and SEK, holding all other variables consistent.
	Earnings impact — gain (loss)
USD	10% Strengthening €’000	10% Weakening €’000
2022	(19)	19
2021	(30)	30
	Earnings impact — gain (loss)
SEK	10% Strengthening €’000	10% Weakening €’000
2022	(221)	221
2021	(38)	38
Categories of financial instruments
The following table combines information about the classes of financial instruments based on their nature and characteristics and the carrying amounts of financial instruments.
For all financial instruments disclosed, their carrying amount approximates their fair value.

Velo Studios
NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)
Financial assets at December, 31 2022:
	Fair value through profit and loss €’000	Fair value through OCI €’000	Amortized cost €’000
Cash and cash equivalents	6,921	—	—
Trade and other receivables**	—	—	5,411
Financial assets year at December, 31 2021:
	Fair value through profit and loss €’000	Fair value through OCI €’000	Amortized cost €’000
Cash and cash equivalents	5,844	—	—
Trade and other receivables**	—	—	3,427
Financial assets at January, 1 2021:
	Fair value through profit and loss €’000	Fair value through OCI €’000	Amortized cost €’000
Cash and cash equivalents	2,471	—	—
Trade and other receivables**	—	—	1,345

** — Trade and other receivable listed above exclude prepayment and deposit
Financial liabilities at December, 31 2022:
	Fair value through profit and loss €’000	Fair value through OCI €’000	Amortized cost €’000
Trade and Other Payables	—	—	958
Lease Liabilities	—	—	795
Debt	—	—	—
Financial liabilities at December, 31 2021:
	Fair value through profit and loss €’000	Fair value through OCI €’000	Amortized cost €’000
Trade and Other Payables	—	—	947
Lease Liabilities	—	—	625
Debt	—	—	2,504

Velo Studios
NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)
Financial liabilities at January 1, 2021:
	Fair value through profit and loss €’000	Fair value through OCI €’000	Amoritized cost €’000
Trade and Other Payables	—	—	651
Lease Liabilities	—	—	994
Debt	—	—	2,250
Capital management
The Combined Group’s objective when managing capital is to facilitate the on-going trade and expansion of the Combined Group and to safeguard its ability to continue as a going concern in order to provide returns for shareholders, benefit for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital. Management monitors the return on capital on an ongoing basis. Management consider the return on capital for the Combined Group to be sufficient to sustain future development of the business.
The capital structure of the Combined Group consists of debts, issued capital and retained earnings. The Combined Group is not subject to any externally imposed share capital requirements.
20.
Share-based payments

Share-based payments reserve
Total €’000
At January 1, 2021	—
Credit to equity for equity-settled share-based payments	195
At December 31, 2021	195
Credit to equity for equity-settled share-based payments	649
At December 31, 2022	844
Employee share option plan of Spinplay Holdings
The company has a share option plan for executives and senior employees of Spinplay Games Inc. In accordance with the terms of the plan, high-performing employees of Spinplay Games Inc. may be granted restricted ordinary shares of Spinplay Holdings. These shares convert from ‘restricted’ to ‘unrestricted’ shares in accordance with a vesting schedule, no performance conditions are attached to the awards.
No amounts are paid or payable by the recipient on receipt of the restricted shares. The restricted shares carry neither rights to dividends nor voting rights until they vest.
The vesting period is three years. A specified number of shares vest 12 months from the date that the employee commenced employment or the date of the grant (whichever is earlier). The remainder of the shares granted vest in equal installments over the following 24 months.

Velo Studios
NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)
Details of the shares outstanding during the year are as follows.
	December 31, 2022 Number of shares	December 31, 2021 Number of shares
Outstanding at beginning of year	3,330	1,145
Granted during the year	—	2,185
Forfeited during the year	(162)	—
Exercised during the year	—	—
Expired during the year	—	—
Outstanding at the end of the year	3,168	3,330
No shares were granted in 2022. In 2021, options were granted on February 1, April 1, October 1, and December 1. The aggregate of the estimated fair values of the shares granted on those dates is €1,300k (the weighted average fair value of each share is €609.20).
When determining the grant date fair value, the Combined Group has elected to apply an option pricing model (“OPM”). Discounts for lack of marketability (“DLOMs”) were estimated and applied to the restricted ordinary shares through the Finnerty put option model.
The inputs into the option pricing model are as follows:
	December 31, 2022	December 31, 2021
Estimated 100% equity value*	—	EUR 26 mln
Time to liquidity event	—	2.4 years
Expected volatility	—	65%
Risk-free rate	—	0.4%
Expected dividend yields	—	0%

*
The Combined Group estimated 100% equity value for the business with the reference to the equity value of the business at March 2019 from the terms and pricing of the Preferred Share fundraising that was completed around the same time. The Combined Group then utilized the guideline public company method of the market approach, through its publicly-traded peers, to estimate 100% equity values of the business as of December, 2021. The Combined Group performed an allocation of the equity through the OPM allocation to identify marketable per-share values for the restricted ordinary shares. Expected volatility was determined based on the observed historical volatilities for publicly-traded peer companies, adjusted for differences in size, risk, profitability and leverage between Spinplay Holdings and the guideline publicly-traded peer companies.

The combined financial statements were prepared in accordance with the principles described in notes 1 and 2.
21.
Commitments

The Combined Group has various lease contracts that have commenced as at December 31, 2022. Please see note 12 and 19 for further lease payments for these non-cancellable lease contracts.
22.
Related party transactions

Details of transactions between the Combined Group and the parent company and other related parties are disclosed below.

Velo Studios
NOTES TO THE COMBINED FINANCIAL STATEMENTS (continued)
The remuneration of the directors, who are the key management personnel of the Combined Group, is set out below:
	December 31, 2022 €’000	December 31, 2021 €’000
Gross Salary	789	645
Pension costs	183	164
Social security & tax cost	222	179
Other staff related costs	18	22
All related party balances are unsecured, interest-free and are repayable on demand. Please refer to the note 15 for related party loans received from related parties.
23. Subsequent events
On March 1, 2023, Games Global UK Limited acquired 60% ownership of Spinplay Holdings Limited and its wholly owned subsidiary Spinplay Games Inc. (“Spinplay group”) for €43.9 million, 54.08% ownership of Snowborn Games AB and its wholly owned subsidiary Snowborn Finland OY (“Snowborn group”) for €15.4 million, 69.29% ownership of JFTW Game Development AB (“JFTW”) for €19.8 million and 62.45% ownership of Riversun Holdings Inc. (“Neko Games” or “Riversun”) for €2.2 million.
As of March 1, 2023, the ultimate controlling party of the Combined Group is Games Global UK Limited (“Games Global”).
Entities of the Combined Group declared four dividends after the year end date December 31, 2022 to the members of the associated company:
€’000
Dividend approved by the directors of Spinplay Group (February 6, 2023)	2,800
Dividend approved by the directors of Neko Games (February 15, 2023)	500
Dividend approved by the directors of JFTW (June 22,2023)	2,488
Dividend approved by the directors of Spinplay Group (August 21, 2023)	4,137
Total	9,925
Dividend per share JFTW	0.02
Dividend per share Spinplay Group	0.21
Dividend per share Neko Games	0.01

14,500,000 Shares
Ordinary shares
J.P. Morgan	Jefferies	Macquarie Capital
Barclays	BTIG
Through and including          , 2024 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6.   Indemnification of Directors and Officers
The Isle of Man Companies Act permits a company to indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the company; or (b) is or was, at the request of the company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.
The Isle of Man Companies Act does not permit a company to indemnify such person unless such person acted honestly and in good faith and in what such person believed to be in the best interests of the company and, in the case of criminal proceedings, had no reasonable cause to believe that the conduct of such person was unlawful.
Our amended and restated articles of association (the “Articles”), which will be effective upon completion of this offering, provide that subject to the provisions of the Isle of Man Companies Act, each of our directors and officers (which, for the avoidance of doubt, shall not include auditors), together with each of our former directors and officers (each an “Indemnified Person”) shall be indemnified out of our assets to the fullest extent permissible under the Isle of Man Companies Act and the laws of the Isle of Man against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions unless that liability arises through the actual fraud or willful default of such Indemnified Person.
The Articles further provide that, subject to the provisions of the Isle of Man Companies Act, we shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defense of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought, subject to the Indemnified Person undertaking to repay the advance amount to us if it shall be determined that such Indemnified Person was not entitled to indemnification.
In the Underwriting Agreement, the form of which will be filed as Exhibit 1.1 to this Registration Statement, the underwriters will agree to indemnify, under certain conditions, us and persons who control our company within the meaning of the Securities Act, against certain liabilities, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 7.   Recent Sales of Unregistered Securities
Set forth below is information regarding share capital issued by us during the past three years. None of the below described transactions involved any underwriters, underwriting discounts or commissions, or any public offering.
In August 2022, in connection with the acquisition of MahiGaming LLC, we issued 32,490 ordinary shares to the seller of MahiGaming LLC.
In February 2023, in connection with the acquisition of Snowborn Games AB, JFTW Games Development AB, Spinplay Holdings Limited and Riversun Holdings Inc. (collectively, the “Velo Studios”), we issued an aggregate of 27,695 ordinary shares of £0.0001 each to the seller of the Velo Studios.

The offers, sales and issuances of the securities described in the preceding paragraphs were exempt from registration either (1) under Section 4(a)(2) of the Securities Act in that the transactions did not involve any public offering within the meaning of Section 4(a)(2) or (2) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.
Item 8.   Exhibits and Financial Statement Schedules
(a)
Exhibits

The following exhibits are included herein or incorporated herein by reference:
Exhibit Number	Description Of Exhibit
1.1*	Form of Underwriting Agreement.
3.1**	Memorandum and Articles of Association of the Registrant, as currently in effect.
3.2**	Amended and Restated Memorandum and Articles of Association of the Registrant, to be effective following the closing of this offering.
4.1**	Specimen share certificate.
5.1**	Opinion of Simcocks Advocates Limited.
10.1+**	Form of Indemnification Agreement between Registrant and each director and executive officer.
10.2+**	Consultancy Agreement, dated as of April 1, 2022, by and between the Registrant and RNG Squared S.A.R.L., as amended.
10.3**	2024 Equity Incentive Plan with Non-Employee Sub-Plan, including forms of agreements thereunder.
10.4†**	Game Platform and Services Agreement, dated October 24, 2023, by and between the Registrant and Apricot Investments Limited.
10.5†**	Services Agreement: Games, dated September 22, 2022, by and between Games Global Operations Limited and Apricot Investments Limited.
10.6#**	Agreement Relating to the Sale of Shares in the Capital of AreaVegas Holdings Limited, dated September 1, 2023, by and between Games Global UK Limited and Bellerive Capital (BCP) 34 Limited.
10.7	Deed, dated February 2, 2024, between the Registrant, Suntera (IOM) Limited, Matthew Palmer, Maria Lourdes Rivas Mingorance and Curlan Limited.
21.1**	List of subsidiaries of Registrant.
23.1	Consent of Deloitte LLP, Independent Registered Public Accounting firm of the Registrant.
23.2	Consent of Deloitte LLP, Independent Auditor of Velo Studios.
23.3	Consent of Crowe LLP, Independent Auditor of MahiGaming LLC.
23.4**	Consent of Simcocks Advocates Limited (included in Exhibit 5.1).
24.1**	Powers of Attorney (included on the signature page).
99.1**	Request for Waiver from Requirements of Form 20-F, Item 8.A.4.
107**	Filing Fee Table.

*
To be filed by amendment.

**
Previously filed.

+
Indicates management contract or compensatory plan.

†
Pursuant to Item 601(b)(10) of Regulation S-K, portions of this exhibit have been omitted as the registrant has determined that the omitted information is (i) not material and (ii) the type of information that the registrant customarily and actually treats as private or confidential.

#
Certain schedules and exhibits to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

Item 9.   Undertakings
(a)
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)
The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Isle of Man on the 3rd day of May, 2024.
GAMES GLOBAL LIMITED
By:
/s/ Walter Bugno

Name:
Walter Bugno

Title:
Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement on Form F-1 has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
/s/ Walter Bugno Walter Bugno	Chief Executive Officer (Principal Executive Officer and Director)	May 3, 2024
/s/ Timothy Mickley Timothy Mickley	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer and Director)	May 3, 2024
* M. Gavin Isaacs	Chairman of Board of Directors	May 3, 2024
* Sheila Bangalore	Director	May 3, 2024
* Diego Biasi	Director	May 3, 2024
* Charles P. Cohen	Director	May 3, 2024
* Guy Templer	Director	May 3, 2024
* /s/ Walter Bugno

Walter Bugno
Attorney-in-Fact

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT
Pursuant to the requirements of the Securities Act, the undersigned, the duly authorized representative in the United States of Games Global Limited has signed this registration statement or amendment thereto on May 3, 2024.
By:
/s/ Craig Turner

Name:
Craig Turner

Title:
Head of U.S. Legal